# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM          TO**

**Commission File Number 001-39489**

# NUBURU, INC.

**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **Delaware** | **85-1288435** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **7442 S Tucson Way, Suite 130, Centennial, CO** | **80112** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (720) 767-1400**

**Tailwind Acquisition Corp.**

**1545 Courtney Ave, Los Angeles, CA 90046**

**(Former name or former address, if changed since last report)**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.0001 per share | BURU | NYSE American |
| Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 | BURU WS | NYSE American |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐    NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  YES ☐    NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒    NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  YES ☒    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐    NO ☒

The aggregate market value of voting stock held by non-affiliates of Tailwind Acquisition Corp., our predecessor ("Tailwind"), on June 30, 2022, based on the closing price of $9.95 for the then outstanding shares of Tailwind's Class A common stock as reported by the New York Stock Exchange, was approximately $332.5 million. Shares of common stock beneficially owned by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of executive officers and directors as affiliates is not necessarily a conclusive determination for any other purposes.

The number of shares of Registrant's Common Stock outstanding as of March 31, 2023 was 33,585,544.

**Documents Incorporated by Reference**

Portions of the Registrant's definitive proxy statement for the Annual Meeting of Stockholders to be held in 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year ended December 31, 2022, are incorporated by reference into Part III hereof.

# EXPLANATORY NOTE

On January 31, 2023 (the "Closing Date"), Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. ("Nuburu," the "Company," "we," "us" or "our"), consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated August 5, 2022 (the "Business Combination Agreement"), by and among Nuburu, Compass Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. ("Legacy Nuburu"), following approval thereof at a special meeting of the Company's stockholders held on December 27, 2022 (the "Special Meeting").

Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu as the surviving company in the business combination, and after giving effect to such merger, continuing as a wholly owned subsidiary of Nuburu (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). On the Closing Date, the registrant changed its name from Tailwind Acquisition Corp. to Nuburu, Inc.

Unless the context requires otherwise, references to "Tailwind" are to the Company prior to the Business Combination.

The Company's common stock, par value $0.0001 per share (the "Common Stock"), is now listed on NYSE American LLC ("NYSE American") under the symbol "BURU", and warrants to purchase Common Stock at an exercise price of $11.50 per share are listed on the NYSE American under the symbol "BURU WS". The audited financial statements included herein are those of Tailwind prior to the consummation of the Business Combination and the name change. Prior to the Business Combination, Tailwind neither engaged in any operations nor generated any revenue. Until the Business Combination, based on Tailwind's business activities, Tailwind was a "shell company" as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The audited consolidated financial statements of Legacy Nuburu and its consolidated subsidiaries prior to the close of the Business Combination for the years ended December 31, 2022 and 2021, which is considered the Company's accounting predecessor, are included in the Amendment No. 1 to the Form 8-K that is anticipated to be filed with the SEC on or about March 31, 2023.

**TABLE OF CONTENTS**

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
- our public securities’ potential liquidity and trading;
- the ability to maintain the listing of our Common Stock or the 16,710,785 whole warrants of the Company sold to public investors in the IPO as part of the units (the "Public Warrants") on a securities exchange;
- our financial performance following this offering;
- the anticipated benefits of the Business Combination;
- the outcome of any legal proceedings that may be instituted against us related to the Business Combination;
- existing regulations and regulatory developments in the United States and other jurisdictions;
- the need to hire additional personnel and our ability to attract and retain such personnel;
- our plans and ability to obtain, maintain, enforce, or protect intellectual property rights;
- obtaining financing under that certain Purchase Agreement by and among the Company, Nuburu and Lincoln Park Capital Fund, LLC (“Lincoln Park”), dated as of August 5, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Lincoln Park Purchase Agreement”) or pursuant to the Preferred Stock Sale Option Agreement between the Company and each of Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC and Anzu Nuburu V LLC (the “Anzu SPVs”), dated as of August 5, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Sale Option Agreement”);
- the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;
- our business, operations and financial performance, including:
    - expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
    - future business plans and growth opportunities, including revenue opportunity available from new or existing clients and expectations regarding the use of blue laser technology in 3D printing applications;
    - expectations regarding product development and pipeline;
    - expectations regarding research and development efforts;
    - expectations regarding market size;
    - expectations regarding the competitive landscape;
    - expectations regarding future acquisitions, partnerships or other relationships with third parties;
    - future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future; and
    - other statements detailed under the section entitled “*Risk Factors*” and in other sections of this Annual Report on Form 10-K.
- Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “*Risk Factors*” and elsewhere in this Annual Report on Form 10-K, could affect our future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Annual Report on Form 10-K:
- the outcome of any legal proceedings that may be instituted against us;
- our ability to meet NYSE American’s continued listing standards;

- the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain our management and key employees;

- costs related to being a public company;

- changes in applicable laws or regulations;

- the possibility that we may be adversely affected by economic, business or competitive factors;

- our inability to obtain financing under the Lincoln Park Purchase Agreement or pursuant to the Sale Option Agreement;

- the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;

- volatility in the markets caused by geopolitical and economic factors; and

- other risks and uncertainties set forth in the section titled "*Risk Factors*."

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report on Form 10-K are more fully described under the heading "Risk Factors" and elsewhere in this Annual Report on Form 10-K. The risks described under the heading "Risk Factors" are not exhaustive. Other sections of this Annual Report on Form 10-K describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect our beliefs and opinions, as applicable, on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

# SUMMARY OF RISK FACTORS

The following is a summary of the principal risks described below in *Part I, Item 1A "Risk Factors"* in this Annual Report on Form 10-K. We believe that the risks described in the "*Risk Factors*" section are material to investors, but other factors not presently known to us or that we currently believe are immaterial may also adversely affect us. The following summary should not be considered an exhaustive summary of the material risks facing us, and it should be read in conjunction with the "*Risk Factors*" section and the other information contained in this Annual Report on Form 10-K.

## *Risks Relating to Our Business and Operations*

- We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.
- We received fewer proceeds from the Business Combination than we initially anticipated. We will require additional capital to finance our operations if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development.
- Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.
- The engineering of certain of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.
- If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.
- Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.
- The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.
- We depend on sole source or limited source suppliers.
- We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.
- If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.
- There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts.
- We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.
- We currently partner with and in the future may derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.
- Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
- If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.
- We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.
- Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.
- Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
- Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.
- Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.
- We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.
- Our insurance coverage may not adequately protect us from harm or losses we may suffer.
- There is no assurance that we will be able to execute on our business model.
- Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

## *Risks Relating to Ownership of our Securities*

- Our Common Stock is subordinated to our Series A preferred stock, par value $0.0001 per share (the "Preferred Stock").
- Shares of our Preferred Stock may be subordinate to any senior preferred stock we may issue and to any future indebtedness.
- At the two-year anniversary of the Preferred Stock Issuance (as defined below), we will be obligated to redeem shares of our Preferred Stock for cash. There can be no guarantee that we will have funds available to make this redemption.
- NYSE American may delist the Company's securities from trading on its exchange, which could limit investors' ability to make transactions in its securities and subject the Company to additional trading restrictions.
- If our Common Stock is delisted from trading, the ability of holders of Preferred Stock to transfer or sell their shares of our Preferred Stock may be limited and the market value of our Preferred Stock will likely be materially adversely affected.

- The Company's stock price may change significantly and you could lose all or part of your investment as a result.
- There is no public market for our Preferred Stock.
- Future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain Selling Securityholders still may receive significant proceeds.
- The Company's stockholders will experience dilution as a result of the issuance of Common Stock (i) to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, (ii) under the Equity Incentive Plan, (iii) under the ESPP, (iv) pursuant to the exercise of outstanding options, (v) to holders of Preferred Stock upon the conversion of their shares of Preferred Stock or (vi) pursuant to the future exercise of Public Warrants. Having a minority share position may reduce the influence that our current stockholders have on the management of the Company.

For a more complete discussion of the material risks facing our business, see *Item 1A. "Risk Factors"* below.

## ITEM 1. BUSINESS

*Unless the context requires otherwise, references to "Nuburu," "we," "us" or "our" in this section are to the business and operations of Legacy Nuburu prior to the Business Combination and to the Company and its subsidiaries following the Business Combination.*

### Corporate History and Background

We were originally incorporated in Delaware on July 21, 2020 under the name "Tailwind Acquisition Corp." as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020 (the "IPO Closing Date"), we consummated our initial public offering (the "IPO"). On January 31, 2023, we consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc. ("Legacy Nuburu"), a privately held operating company which merged into our subsidiary Compass Merger Sub, Inc. (the "Business Combination") and changed our name to "Nuburu, Inc.," and we became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries. In light of the fact that the Business Combination has closed and our ongoing business will be the business formerly operated by Legacy Nuburu, this business section primarily includes information regarding Legacy Nuburu's business.

### Overview

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We have invented, patented and developed what we believe to be the next pivotal point for manufacturing technology, with the potential to revolutionize the manufacturing industry by changing how products are made. Our technology is also aligned with the need to reduce carbon generation in manufacturing. Most manufacturing processes require heat to shape, manipulate and form basic materials into a product. The Nuburu laser system outperforms currently available alternatives by more efficiently coupling heat into the material being processed, thereby helping to promote a more sustainable future by using less energy and, in turn, generating less carbon in the manufacturing process.

A fundamental physical characteristic is that metals absorb blue laser light better than infrared ("IR") laser light. In the case of materials such as gold, copper, silver and aluminum the advantage of blue laser light is substantial. The better absorption results in substantial improvements in the quality of the part produced, the yield of parts during production and the speed at which the part can be produced. We believe that these advantages enable efficiencies in the overall productivity of the manufacturing line and can extend the life of the products produced. We also believe that these characteristics will be advantageous to our customers, whether in upgrading existing manufacturing processes or enabling entirely new approaches to manufacturing through the use of Nuburu's laser systems in either industrial welding or 3D printing technology applications.

Nuburu is currently shipping blue laser systems for welding applications such as batteries, large screen displays and cell phone components. We have performed thousands of welds in hundreds of application tests to date and we believe we have a strong and substantial customer pipeline for our laser light engines.

Nuburu has developed a thorough understanding of the market need for its laser light engines across a broad array of applications including battery, e-mobility, consumer electronics, and 3D printing metal systems. We estimate that our serviceable addressable market ("SAM") will grow from approximately $4 billion today to approximately $33 billion by 2032 (see "— *Market Opportunity*").

Nuburu's co-founders identified these market opportunities at an early stage and began working in 2013 to protect their early mover advantage with a strong patent portfolio. Nuburu has over 190 granted and pending patents and patent applications globally, which include: blue laser applications such as welding, blue laser technologies, single mode blue laser technology, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. Notably, Nuburu has been awarded patent protection for the use of high-power blue lasers. At the time Nuburu was started, industrial quality, high-power blue lasers did not exist and Nuburu was the first to successfully apply blue lasers to the practice of welding and 3D printing.

### Industry Background

Industrial markets have been a major focus for laser applications ever since the invention of the laser. In the early 1970s, lasers emerged as a useful source for cutting and welding. However, the material systems were limited to steel and other materials with low reflectivity given the long wavelengths of the Infrared Carbon Dioxide (IR $CO_2$) lasers that were the mainstay of that era.

The first era was followed by the introduction of lamp-pump yttrium aluminum garnet (YAG) lasers in the late 1970s with a shorter wavelength and more compact size, which resulted in an expansion of applications into cutting, welding and drilling. The lamp pumped lasers were superseded in the 1980s by the invention of diode pumped solid state lasers which offered higher efficiency and superior reliability.

However, the lamp pump lasers still had poor absorption in materials such as aluminum and copper given the IR wavelength of these lasers.

In the early 2000s, the fiber laser was introduced into the industrial laser market and offered superior efficiency, reliability, and scalability than the diode pumped solid state lasers and was rapidly adopted because of its compact size. The fiber laser with its improved performance displaced the $CO_2$ lasers in 3D printing and ushered in a new era for additive manufacturing (3D printing). Currently, fiber lasers account for approximately 50% of the total materials processing laser market according to Laser Focus World, in part because of their compact size and ease of operation. The fiber laser, however, still operates at the IR wavelength with low absorption in materials such as copper and aluminum.

**Market Opportunity**

We estimate the total addressable market ("TAM") for industrial lasers that could be replaced by blue lasers (i.e., our total revenue opportunity at 100% market share, assuming no competition), to be $15 billion today and to grow to over $65 billion in the next ten years. Our estimated TAM was constructed by our management team using three primary elements: the 3D metal printing system market analysis published in the AMPOWER 2022 market report, the blue addressable laser market published in the Laser Focus World 2022 market report and the non-laser technology replacement market which was estimated by Nuburu based on its discussions with existing and potential customers about their expected production needs and anticipated demand.

Included in our estimated TAM is the 3D printing metal system market, which is a $2.7 billion market today, including machines, service and materials, and is projected to grow to over $8.4 billion by 2026 based on projections by AMPOWER and to $32.8 by 2032 based on our own estimates. The TAM for industrial lasers that could be replaced by blue lasers is $10.5 billion today and, assuming a greater than 10% compounded annual growth rate (CAGR), based on projections by Laser Focus World's 2022 market summary and our own estimates, could reach approximately $35 billion by 2032. In addition, we have included a non-laser conversion TAM, which we estimate to be $0.75 billion today and which we project to grow to $5.6 billion by 2032, assuming the conversion of ultrasonic and contact welding methods to blue laser welding methods. This data is shown in the following chart and results in an estimated TAM of over $65 billion.

**Total Addressable Market (TAM)**



(1) Source: AMPOWER 2022 and Nuburu estimates based on customer feedback.

(2) Source: Laser Focus World Industrial Forecast 2021 and Nuburu estimates based on customer feedback.

(3) Source: Nuburu estimates based on customer feedback.

(4) Includes non-welding technologies such as ultrasonic, resistance, TIG, selected soldering and others.

We have also estimated Nuburu's serviceable addressable market ("SAM"), which is depicted in the chart below and represents the portion of our estimated TAM that can be served by our existing and planned products, again assuming no competition. Our management team constructed this estimate by conducting a bottom-up analysis that factored in discussions with customers and analyzed how the blue laser systems we manufacture today can address the laser welding and 3D printing markets. The calculation of SAM for our blue laser systems includes the conversion of non-laser machine tools to laser-based systems, and the battery, EV, consumer electronics and display manufacturing market segments.

The 3D printing portion is included in our calculation of SAM given our intent to penetrate this market with blue-laser based 3D printers. We estimate our SAM to be $4 billion today and expect it to grow to over $33 billion in the next ten years.

The estimated SAM shown below is a bottom-up calculation driven by feedback provided by a survey of certain of our current and potential customers in each of the sub segments indicated. The volume estimates consider:

- the number of existing production lines to be retrofitted over time;

- the number of planned new production lines;

- an average estimated laser replacement of about four years; and

- do not account for the use of blue lasers in new applications currently not utilizing lasers other than for very limited recently identified segments.

Based on the foregoing, we estimate the light engine industrial laser segment to grow from $2.7 billion in 2022 to over $9.5 billion in 2032, driven by the electrification of key market segments including batteries, e-mobility, consumer electronics and metal 3D printing systems. This projected market growth is a combination of new market opportunities and replacing fiber lasers and solid-state lasers in existing applications. The 3D printing metal systems market is expected to grow from over $2 billion in 2022 at a compounded annual growth rate (CAGR) of approximately 26% to over $32 billion in 2032, according to the AMPOWER 2022 report and Nuburu estimates.

**Serviceable Addressable Market (SAM)**



(1)     Source: AMPOWER 2022 and Nuburu estimates based on customer feedback.

(2)     Source: Nuburu estimates based on customer feedback.

(3)     Includes bio-instrumentation, display and others.

We believe Nuburu's existing and planned products are well positioned to address our SAM, and as we continue to develop products based on new technology, we hope to be well positioned to compete in the larger TAM in the future.

**Key Growth Trends**

Over time, manufacturing operations have begun to integrate lasers into material processing applications. We believe that areas that have seen and continue to experience rapid growth, such as 3D printing, energy storage, e-mobility, and consumer electronics, have been more concerned with how, where and when they can integrate lasers into their operations, rather than if they should adopt them.

In addition to such long-standing trends of manufacturing ecosystems in converting to superior production technologies, there are two global macro trends that we believe will serve as powerful "tailwinds" driving growth in the market for laser systems, including (i) energy de-carbonization and electrification and (ii) supply chain improvements and manufacturing reshoring. Nuburu believes both of these trends will serve as drivers to the attractiveness and adoption of its products.

With respect to the trend of energy de-carbonization and electrification, many nations with large economies have announced and begun implementing, in varying degrees, energy policies directed at decreasing carbon emissions. The paths to executing these policies include increasing the electrification of certain modes of transportation. We expect to benefit from this trend, as batteries, which Nuburu's blue laser technology is able to weld more efficiently, are a key element of these policies.

There is also a global trend towards making supply chain improvements and reshoring manufacturing to domestic production. The COVID-19 pandemic, and the related widespread lockdowns, combined with the Russian invasion of Ukraine, exposed vulnerabilities and weaknesses in global supply chains across an array of products. This has led companies and governments to reconsider their existing supply chains and has led to an uptick in business planning and policy-making that aims to relocate the manufacturing of key components and sub-assembly lines within domestic markets, closer to downstream assembly and manufacturing plants. One potential means to reshore and reduce supply chain vulnerability is to increase the use of 3D printing to allow manufacturers to "print on demand" the many components needed to fabricate products, or to completely print products in one step. We also believe that our products offer meaningful solutions to this trend, as Nuburu's blue laser technology can help provide the means to cost effectively produce parts on demand.

**Our Technology**

Although IR lasers are the incumbent technology used in many systems today, we believe that they are not the optimum choice for processing aluminum, copper, gold, and other reflective metals. Nuburu believes its technology is well positioned to usher in a new era of manufacturing, extending laser technology to far broader applications and markets.

Nuburu is currently targeting two major markets: (i) laser welding or material processing and (ii) metal 3D printing. Both markets have grown substantially in recent years, already resulting in multi-billion-dollar TAMs and SAMs, and we believe both are poised to experience further substantial growth.

*Welding*

Nuburu's initial focus is on the materials processing market. The blue industrial laser offers improved quality and speed to welding and joining applications driven by superior absorption of the blue laser relative to an IR laser. For example, in copper, which is an important material in the electrification wave of manufacturing, absorption of IR lasers is only 5%, while blue lasers achieve absorption of 65%.

Traditional IR welding and joining is effectively a violent process that vaporizes the target metal, ejecting particulates and leaving holes behind. To minimize these problems, IR lasers have employed multiple methods to minimize the defects when welding high reflectivity materials, the two most common of which are (i) the use of a scanner to create a swirl pattern on the metal and (ii) the use of a dual beam or ring beam.

The first method, the use of a scanner-based swirl pattern, does work, but it results in a more complex welding pattern which in turn results in a slower speed for a given laser power. By contrast, the blue laser of the same equivalent power can directly weld the copper material substantially faster (up to 8x faster) with minimal to no defects in the weld and minimal to no spatter generation during the welding process.

The second method, the ring laser beam, uses a lower power laser beam surrounding a high intensity laser beam. The lower power laser beam preheats the metal to the point that the high intensity laser beam can couple its energy into the part. In the case of copper, this preheating technique increases the absorption from about 5% to 15%, which is sufficient for the IR laser to be able to initiate the weld. By contrast a blue laser with the same power level will weld copper substantially faster (up to 8x faster) than the ring laser and with greater energy efficiency because of the much higher absorption of the blue laser beam (65%) compared to the IR ring laser. While the ring laser must use excess energy to even initiate the weld, the blue laser simply welds the parts. This is very evident when welding copper foils, where the ring laser is only capable of a spot weld, while the blue laser is capable of continuous welding of the foils, a feature highly desired in battery manufacturing.

Nuburu's blue laser therefore offers valuable capabilities for improving the means to manufacture at a lower cost than what is currently possible with IR lasers. We also expect that these capabilities will lead to the wider adoption of laser welding as it will allow manufacturers that until now have used lasers primarily for welding steel and stainless-steel components to also use lasers on more reflective materials such as copper and aluminum (which are used in great quantities in electric vehicles).

*Metal 3D Printing*

Nuburu's second focus is metal 3D printing. 3D printing is performed with many different methods; however, the most common laser-based methods fall into one of three categories: (i) laser powder bed fusion, (ii) direct energy deposition and (iii) laser-based wire feed. Each of these methods has its advantages, the powder bed fusion method currently offers the highest resolution and finest feature printing capabilities, but also the slowest printing rates. The direct metal deposition method has a poorer surface finish and cannot print as fine of features as the powder bed fusion, but it does achieve very high build speeds. The laser-based wire feed printing method produces a relatively rough surface finish, but it can print much larger parts at very high speeds which is its key advantage.

*Powder Bed Fusion*

Powder bed fusion is a method for 3D printing where a thin layer of powdered feedstock is laid down, and then an energy source melts particles together at specific locations on that plane. A subsequent particle layer is deposited and again selectively melted, joining powder on the top layer to the previously melted layer beneath. This process is repeated with a different pattern for each layer until the part is completed. Once completed, the part is removed from the build plate and the unmelted powder is recovered and recycled to be used again in the process. The part is cleaned, inspected and the final machining steps are performed to achieve the desired part features and dimensions.

When a laser is the energy source for powder bed fusion, the technique is called selective laser melting. Lasers are the preferable option for the energy source because alternative methods, such as an electron beam, require the build volume to be in a vacuum. However, traditional IR lasers suffer from the same limitations in 3D printers that also limit their effectiveness in welding applications. A high intensity laser beam is rapidly scanned across the powder bed melting and vaporizing the metal particles. While the smallest particles are readily vaporized, some portions of the larger particles are also vaporized. This is problematic in several ways. First, the metal plume that comes off the powder as the metal vaporizes requires complex fume filtering and management. Second, metal vaporization being trapped in the part during printing may create a void or defect in the part that could be a weakness in the final part produced. This weakness may be a mechanical weakness, or in the case of copper, the thermal and electrical characteristics may be degraded due to the presence of these voids. A third issue that arises when trying to scale the physical part size and the printing volume is the management of the plume of metal as it can easily redeposit on an adjacent area of the part or an adjacent part. This condensation of the metal vapor can also cause voids and defects in the parts, making scaling up laser powder bed fusion systems using IR lasers challenging for machine designers because of these limitations in the fundamental process of rapidly melting the metal.

When used in a powder bed fusion application, the blue laser can be incorporated in one of two ways. The first, is simply a drop-in replacement for the IR laser, which already represents a significant improvement as blue laser has the advantage of increased absorption and consequently increased printing speed. This printing speed advantage has been demonstrated by Nuburu in both copper and stainless steel, with consistently faster printing speeds than achieved with an IR laser.

However, the blue laser, because of its high absorption rate, can also be used in a different mode of printing, one that does not lead to vaporization of the metal and consequently a dramatic reduction in the voids or defects created in the part during the printing process. This process is the conduction mode printing process where a large spot size with a low laser power density is used to take advantage of the enhanced absorption of the laser beam. The use of this large spot size is best described as area printing, where the spot is an image to be printed rather than just a spot. This results in a very calm melting of the powder with little to no vaporization, thereby substantially eliminating the need for fume management and successfully avoiding many pitfalls of the current 3D printing methods. The result is a substantial increase in print speed and the ability to easily scale up the printing method to large areas or to a large part count in a single printing run.

*Direct Energy Deposition (DED)*

Direct Energy Deposition (DED) is the method where the powder is delivered by a nozzle into the laser beam as the beam traverses the part being produced. The advantages of this method include the very efficient use of powder and the ability to deposit metal at a very high build rate. The powder use is more efficient than a powder bed system, because only the powder to be deposited is used in the process, unlike a powder bed, where the entire area of the part is covered with powder as it is being produced. This method has been in use for many years for remanufacturing old parts as well as producing new parts. A very precise motion control system is required to maintain surface quality as well as build quality. However, the surface quality and the minimum wall thickness is a direct function of the large spot size used in this method and consequently this method cannot achieve the same part resolution or surface finish as a powder bed based system.

We believe that the blue laser is an ideal source for this method because of its ability to couple the laser power efficiently into the powder as it is rapidly approaching the build surface. The powder must be completely melted before reaching the surface to be properly incorporated into the build. The high absorption characteristics of the blue laser light enables the rapid heating of all metal materials that would be used with this method, resulting in Nuburu's blue laser achieving an increase in build speed of up to 7x in copper and 3x in stainless steel compared to an equivalent IR laser.

*Laser-based Wire Feed*

Wire feed deposition is the method of 3D printing where a wire is fed into the laser beam as the beam traverses the part. This method has also been used for many years for remanufacturing old parts as well as producing new parts. A very high precision motion control system is likewise required to maintain surface quality as well as build quality. The overall surface quality and minimum wall thickness is limited by the wire thickness used in this method. Consequently, this method cannot achieve the same part resolution or surface finish as a powder bed system, but it can achieve very high metal deposition rates.

We believe that the blue laser is an ideal source for this method because of its ability to couple the laser power efficiently into the wire as it is rapidly approaching the build surface. The wire must be completely melted just as it reaches the build surface. This approach requires a wire feed head that can operate in any direction coupled to the blue laser and a very fine control of the wire as it is fed into the laser beam. The approach can deposit material very fast and uses a gantry style system to trace out and build the part. Some companies have used 6-axis robots to accomplish the same type of build, allowing very large parts to be fabricated out of materials such as titanium and other alloys. Nuburu is working with other companies that are developing systems using a very fine wirefeed method which should greatly improve the surface finish and allow the manufacturing of very large parts (~1m$^3$).

*Blue Laser in 3D Printing*

Nuburu believes its blue laser technology has the potential to be a novel solution for 3D printing by opening an entirely new path to lowering 3D printing costs. We expect the blue laser light engine will be a "plug and play" replacement for today's IR lasers, enabling both new systems to be built as well as old systems to be upgraded. Once upgraded, we expect that these light engines will provide a wider material processing capability, higher printing speeds, better resolution and stronger as printer parts. Nuburu has demonstrated this capability by integrating its blue laser into a commercial 3D printed and quantifying the speed and performance advantages. In addition, the blue laser has demonstrated the ability to print "hard to print" materials such as copper and gold. These results can be attributed to the enhanced absorption characteristics of the blue laser light which enabled the blue laser to print these materials when the IR lasers could not melt the base material in either a powder bed printer or wire feed printer. These results highlight that Nuburu's blue laser provides increased flexibility with respect to the material used in blue laser-based 3D printer. We believe this flexibility in material processing makes the blue laser a superior choice for customers when designing their production lines and making their purchasing choices.

A challenge with 3D printing is to print parts that are competitive in cost with more conventional metal manufacturing methods such as casting and injection molding. Nuburu has demonstrated and applied for patents on a new area printing technology ("APT"). Nuburu is currently designing and testing this new technology which we believe has the potential to greatly increase the printing speed of a more conventional 3D printer. The projected printing rates for this technology would make the per part cost competitive with more conventional means of manufacturing such as sand casting and injection molding. We believe that the APT approach to printing challenges the paradigm of today's 3D printers and consequently has the potential to become a breakthrough technology that could propel 3D printing into major manufacturing markets by meeting the cost per part required by these industries and permitting the printing of much larger parts.

Nuburu has already demonstrated this printing technique in the laboratory and is now being funded through a U.S. Air Force contract from AFWERX to develop a full-scale version of such a printer (see "— *Research and Development — Research*").

*Benefits of Our Technology*

We believe Nuburu's blue lasers are an ideal manufacturing tool for a number of reasons.

*Wavelength Characteristics*

Fundamental physics states that the color of the light directly represents the energy carried by light. As the energy of the light increases so does the ability of materials to absorb this energy. Metal absorption is one manifestation of this inherent property of blue. In other words, no amount of manipulation can change the way that metals absorb other wavelengths of light, meaning that blue has an inherent superiority for processing steel, gold, titanium, aluminum, copper, nickel, and many other metals. This applies to metal surfaces that are machined, polished, sandblasted or etched which has no effect on the ability of the laser to melt or weld the material.

*Superiority to IR Lasers*

The blue laser is adept at welding parts that are difficult for an IR laser to weld, particularly reflective metals such as copper, gold and aluminum. The IR wavelength is poorly absorbed by these materials, so IR lasers struggle to create and sustain melting. The ways that IR

lasers can overcome the absorptivity issues are either by preheating the metal or by increasing the laser intensity until the material vaporizes and creates what is termed a keyhole. While this allows absorption, the process is violent and creates spatter and debris on the component and voids in the weld. Spatter creates loose debris in assemblies which may cause electrical short circuits and failure. Pores in the weld zone reduce strength and electrical performance.

A substantial number of products requires some level of welding, for example, batteries in an electric vehicle, cell phones, cell phone components and large screen displays. These products contain significant amounts of copper, gold, aluminum and stainless steel which must be joined together at some point during the assembly of the product. Nuburu's light engines are able to deliver the necessary heat required to weld the precision parts together quickly and with high manufacturing yields.

***Permits Welding of Smaller Features***

Nuburu uses patented technology to spatially and spectrally combine the outputs of blue wavelength diodes. The diodes are individually aligned to produce smaller spot size and higher intensity. This high intensity, or brightness, creates a smaller laser focus and therefore allows welding or melting of smaller features. In addition, the high brightness allows greater distances from the focus lens to the workpiece allowing scan head beam delivery or access into remote positions. In summary, Nuburu blue lasers offer flexible output for use in an automated machine.


Benefits of NUBURU's Blue Laser
NUBURU
INFRARED
ULTRASONIC
RESISTANCE
No Spatter / Safety
Low to No Defect
Manufacturing Yield
Remote Welding Capability
Process Speed[1]
Process Energy Efficiency
Good performance
Marginal performance
Unsatisfactory performance

(1) Speed across materials on a per watt basis.

***3D Printing Compatibility***

Nuburu provides manufacturers with blue lasers for welding, cutting, stripping coatings and 3D printing. These lasers, when combined with external optical components, make up a light engine. Our customers are able to integrate our blue light engines into their manufacturing processes in a variety of ways, including by directly attaching the laser to a scanner to allow for rapidly redirecting of the laser beams across a part or, in the case of 3D printing, the powder bed. We believe that this compatibility enables our blue laser-based light engines to be a plug and play replacement for today's IR lasers.

Alternatively, a Nuburu laser fiber could be attached to a welding or cutting head and then mounted on a motion system to allow the laser beam to be moved and repositioned. Finally, a Nuburu light engine could consist of a Nuburu laser and a light modulation system that enables a new generation of 3D printers based on APT rather than single spot printing, which is currently the industry standard. We believe this approach to 3D printing, which we are currently working to develop, has the potential to revolutionize the industry by delivering increased speed and quality in printing metal parts.

***Modular Design***

Nuburu's laser systems are based on a modular design where the lowest power module is the building block for higher power systems. This homogenizes the supply chain, streamlines production and allows for rapid new product development. By using a common module approach, we aim to achieve lower costs, consistent performance, good reliability and simplified serviceability.

***Simple Design***

The Nuburu laser designs are straight forward and designed for automated assembly. The light from the individual laser diodes is combined with no additional steps to create the beam. This is referred to as a direct diode laser source and is more efficient than other technologies, requiring less electrical power to run the machine. To achieve high power, high brightness from its laser systems, Nuburu's automated manufacturing methods align all of the optical components of the system. Each laser diode operates at a different wavelength or color and they are each superimposed on each other to achieve a laser beam brightness that is the same as a single emitter. A linear array of sources is created with this method which represents the highest brightness and power that can be achieved from the combination of so many laser diodes. The high brightness translates into the lowest possible beam divergence for the product. The low beam divergence is essential for integration with industry-standard optical scanning systems, including those integral to both production lines and powder bed fusion 3D printing.

***Recognition***

The value proposition of the Nuburu commercial product line has led to several industrial and academic partnerships, along with industry recognition, including: Finalist Prism Award — Photonics Media (2018), Innovators Award, Platinum Honoree — Laser Focus World (2018), Innovators Award, Gold Honoree — Laser Focus World (2019), Innovation Award — Laser World of Photonics (2019), Technology Innovation Award, Best Practices Award, Frost & Sullivan (2019), and Innovators Award, Gold Honoree — Laser Focus World (2020). In addition, in 2019, Frost and Sullivan awarded Nuburu its Technology Innovation Award recognizing Nuburu as a company employing best

practices.

*Key Advantages*

For welding applications, Nuburu's blue industrial laser provides the following key advantages when compared to conventional welding methods:

- High energy process efficiency due to the high absorption of the blue laser light;

- Higher speed because there is no need for pre-heating;

- Greater part strength due to minimal voids;

- Lower electrical resistance due to minimal voids; and

- Superior part quality due to lack of ejected material during the welding process.

For additive manufacturing, Nuburu's blue laser light engines provide the following advantages:

- High energy process efficiency due to the high absorption of the blue laser light;

- Higher speed because of the higher absorption on the parts;

- Greater part strength due to minimal voids;

- Lower electrical resistance due to minimal voids;

- Higher part yield due to the reduced spatter not causing defects in adjacent parts; and

- Smaller part size as the blue laser can be focused on a tighter spot size.

**Our Products**

In 2017, Nuburu launched the world's first commercially available high-power blue industrial laser, the Nuburu AO-150. This laser demonstrated the ability to weld the thin foils used in lithium-ion batteries.

These batteries are the predominant rechargeable power source for portable devices and tools, and are built using layers of thin copper and aluminum foils separated by electrolytes that hold and release the electrical charges. The foils must be joined along one edge, but traditional manufacturing methods of achieving this have been unsatisfactory: Soldering is time consuming; ultrasonic welding creates poor quality welds and requires tool contact and thus entails associated repair and replacement costs; and the IR can only spot weld these foils, both of which prevent batteries from achieving high performance. By contrast the Nuburu AO-150 welds these foils rapidly with essentially no particle ejection or voids left behind.

In 2018, Nuburu launched the higher power AO-500 and additional supporting hardware, extending the range of applications for the blue industrial laser. For example, the lithium-ion batteries described above are built around thin foils, but the foils are welded to tabs, the tabs to the case, and then the case to busbars that connect individual modules together for high-capacity batteries. Each of those joints might connect different materials and different thicknesses of materials. A single blue industrial laser can perform all these welds with straightforward adjustments of laser power and other parameters. This provides the direct advantage of high-quality connections produced at high speeds, and the indirect advantages associated with reduced production line footprint, and decreased maintenance and training costs.

Nuburu has continued to improve the performance of the blue industrial laser. In 2019, Nuburu was able to integrate the next generation of laser diodes into the AO-150 and AO-500 products producing 200 Watt and 650 Watts respectively, which enabled us to introduce the AO-200 and the AO-650. Nuburu continues to improve the performance of its AO-650 laser with the latest lasers with greater lifetime and power margin. Nuburu has combined two AO-650 lasers to study applications requiring up to 1,400 Watts of laser power. Numerous tests were performed at power levels up to 1,400 Watts providing a guideline for the products that will be needed to address the major copper welding markets indicating that higher power and smaller spot sizes will be needed.

Nuburu based its long-term roadmap, shown in the chart below, on these early test results. Following these results, an entirely new product design approach was adopted that we expect will provide higher brightness and rapid scalability to multi-kilowatt ("kW") power levels. This is the BL series laser, where the beam quality has been improved by a factor of 3x and the output power of the base model has been upgraded to 250 Watts.

Nuburu announced the commercial launch of the first laser in the NUBURU BL Series, the BL-250, in January 2023. We anticipate that the BL-250 will serve as the base building block for additional products. By combining multiple modules into a single laser system, Nuburu expects to develop a product with increased continuous power. For example, combining four BL-250 modules into a single laser system would allow for a product with over 1,000 Watts of continuous power. Furthermore, by combining the 1,000-Watt subsystems, Nuburu expects to be able to extend the output power to 2kW and 4kW. Nuburu anticipates that the output power of the blue laser diodes in these systems will continue to improve and expects upgrades to these systems will be straightforward resulting in an upgrade of these systems to 1.5kW, 2.5kW and 4.5kW. With this modular design approach, we expect to rapidly achieve scale in our automated production line, homogenize our supply chain, streamline our production, and increase the speed of product development. We expect this modular approach to enable us to deliver consistent performance, good reliability, and simplified customer serviceability at competitive prices.



We expect to begin releasing the high-power systems ranging in power from 1.5kW to 4.5kW in 2024. For this line of products, Nuburu expects the final products to be in the form of a light engine, encompassing both the laser and the beam delivery system. Our beam delivery system can be one of two types: (i) an optical scanner-based system or (ii) a welding head with sensors. We are developing the BL product line to be compatible with existing scanners, which works by rapidly scanning the beam across the processing surface with a pair of orthogonal mirrors.

Both our AO and BL product lines have been designed to be compatible with standard welding heads which may include a variety of sensors, such as a seam tracker and a weld quality monitor. These beam delivery systems are an add-on to the sale of laser systems because Nuburu is committed to providing a complete welding solution to its customers.

We are also currently working to develop the next generation of blue lasers to be released in our product roadmap, involving a single mode blue fiber laser (NUBURU SM™ Series) which we anticipate being unmatched in performance and brightness in the industry. We have designed and are currently testing the first alpha prototype. We are designing this line of single mode blue lasers to be compatible with both types of beam delivery systems; however, the optical scanner will be the preferred beam delivery system. Today every powder bed 3D printer uses an IR laser and a scanner. We are designing the Nuburu single mode laser to be a direct drop-in replacement for the incumbent IR lasers. 3D printing with the blue single mode laser benefits from the high absorption of the blue light creating solid parts with good surface quality at near net shape independent of the material being processed. For steel, titanium, pure copper, and copper alloys, our initial testing results demonstrate significant improvements in build rate and part quality, and reduction in post-processing time.

**Our Competitive Strengths**

*Disruptive Technology:* We believe our technology will disrupt and enable fast growing markets such as e-mobility, consumer electronics, aerospace and defense and 3D printing, while also helping to promote a sustainable future.

*Proprietary Technology:* We have an extensive IP portfolio, with over 180 granted and pending patents and applications worldwide.

*Customer Engagement:* We have engaged with blue chip companies in large, global industries as current and target customers. Over time, we also anticipate follow-on revenue streams from supplying replacement lasers and light engines and from conducting any required servicing.

*Experienced, Founder-led Leadership:* We have a pioneering, founder-led, and visionary management team with a track record of innovation and execution in the laser industry.

*Growing Market Adoption:* We have already shipped 36 systems to 26 customers, and have partnerships with Essentium and AFWERX.

**Our Growth Strategy**

Nuburu aims to become the pre-eminent global supplier of lasers for welding and 3D printing for a significant range of industrially important metals in both established and emerging manufacturing applications. Our growth strategy is driven by two global industrial trends:

The growing importance of quality and speed for large scale volume manufacturing in energy storage, consumer electronics, e-mobility, aerospace and other industries.

Burgeoning 3D printing applications, particularly for high-value aerospace, automotive and medical metal parts.

Some key aspects of our growth strategy include:

*Maintain and develop products for welding*

Nuburu expects to make the blue laser the technology of choice for welding applications such as batteries, consumer electronics (such as cell phones, tablets and large screen displays), electric vehicles and renewable energy. The speed, quality and yield that can be achieved with the blue laser is the key driver in its adoption into these markets. Nuburu's AO product line has already made inroads into manufacturing components for cell phones, displays and wire-feed 3D printing. We expect that Nuburu's BL product line will expand the range of applications that can be addressed by combining the blue laser with a scanner to enable remote welding of batteries, consumer electronics and electric vehicle components. The scanner capability opens market opportunities for the blue laser because of its ability to rapidly move the beam from weld seam to weld seam. This light engine provides the production speed and quality sought by manufacturers for welding batteries, consumer electronics and electrical vehicle components.

### Integrate Blue lasers into Directed Energy Deposition 3D Printing

Nuburu has integrated its AO-650 into a Directed Energy Deposition (DED) machine capable of printing parts using blown powder. In a direct comparison, the Nuburu blue laser outperformed an IR laser by a wide margin resulting in a substantial improvement in printing energy efficiency which translates directly to speed, a superior surface finish, and near forged metal densities. While this is a small portion of the additive market, it is an important one that enables our light engines to print large scale parts from a variety of materials such as titanium and copper alloys. The blue laser-based DED machine provided manufacturers with the speed, surface finish and densification required by markets such as aerospace.

### Integrate single mode blue laser into additive machines

Nuburu is developing a single mode blue laser (SM) that we expect to be a drop-in replacement for the IR fiber lasers used in 3D powder bed printers today. This technology is at the center of the Nuburu research and development efforts where the initial demonstration of a single mode blue fiber laser was successful. Nuburu is now working to scale the output power of the laser to its initial offering of 100 Watts CW. This laser is expected to expand the additive space, allowing the fabrication of parts that are 10x the size of parts fabricated with an IR laser, at speeds up to 7x faster for a given power level and to print metals that are reflective in the near IR. This technology is compatible with existing systems, allowing customers the flexibility to upgrade their existing systems to blue as an alternative to ordering an entirely new 3D printing system. The improvement in process speed and part quality is expected to enable the mass adoption of 3D printing in aerospace, healthcare, dentistry, jewelry and other general manufacturing applications.

### Next Generation Blue Laser Additive Systems

Nuburu has demonstrated the ability to print metal parts with its APT. We expect that this system will flash print over 2 million spots simultaneously in an area over 1,000x greater than the single spot used in today's printers. The laser light engines are modular in their design which allows a powder bed printer system to be outfitted with a single light engine or multiple light engines. Multiple light engines provide a path to very high printing speeds, and lower operating costs. This method of printing relies on the conduction mode printing referred to earlier in this document and will not have the complicated fume management systems required in today's large area printers. A system based on several light engines has the potential to achieve 10-20kg/hr printing speeds while maintaining a 0.050mm minimum part resolution. We expect that a breakthrough in speed while maintaining resolution and part quality will enable adoption in cost sensitive markets such as automotive and consumer products.

With respect to all of the 3D printing applications, Nuburu anticipates growing its capabilities organically or through partnerships or acquisitions.

### Extend Blue Laser Capabilities

Nuburu believes it has only started to uncover the many potential applications of this technology beyond the two major markets explored to date: vehicle electrification and 3D printing. With expanded resources we expect to be able to uncover additional applications in defense, healthcare, solar energy and semiconductor processing markets. In addition, we believe that as Nuburu introduces new products they will find applications in the growing market-place.

## Manufacturing and Supply

### Manufacturing

Nuburu is located in Centennial, Colorado with an approximate 30,000 sq. ft. facility. The facility primarily supports applications testing, manufacturing, engineering, and research and development of lasers and laser systems. Approximately 2,400 sq. ft. of our facility is a clean room facility in which the laser light engine modules are manufactured, assembled, and tested. Other areas of the facility facilitate the integration of the laser light engine modules with control and power electronics into a chassis to form laser systems. Completed laser systems undergo testing and quality control within the facility.

We anticipate that our current facility can support the manufacturing volumes forecasted through 2025 and perhaps beyond. Needed capacity increases can be accomplished by improvements to the manufacturing line, adding equipment to bottleneck manufacturing steps as well as expansion of key areas. Specifically, we are planning to expand the cleanroom area to 3,200 sq. ft. by extending it into a currently unused space. We expect to be able to improve production flow through modest infrastructure leasehold improvements, such as removal of divisive walls and inclusion of doors and passthroughs in strategic locations. These improvements would allow the product assembly to flow in a continuous uninterrupted line, increasing efficiencies.

Nuburu's lasers are designed to be compatible with automated manufacturing methods. Nuburu continually improves the design of its lasers as well as the automation equipment required to manufacture these systems. Our strategy for scaling up our existing manufacturing line is based on two key elements: (i) optimizing the automated production flow and (ii) minimizing the touch labor. The automated assembly provides both the needed precision as well as the reproducibility of the assembly to manufacture the high precision blue laser modules. Since the key steps are performed with automated machines, we can minimize both the touch labor as well as the skill set needed for manufacturing. These elements combine to provide Nuburu with a cost effective and scalable manufacturing strategy. However, once the base production line design is finalized, the entire production line may be replicated as many times as is needed to increase capacity, limited only by space constraints and infrastructure limitations.

Throughout the manufacturing process, Nuburu uses multiple screening steps to check the quality of its products beginning with an initial automated screening test that identifies laser diodes that are below performance standards. For this initial test, six laser diodes are integrated into an assembly and undergo a visual inspection. The diodes are also turned on to quantify their performance and verify that they meet specifications. Those units are then integrated into a screening station and operated for a predetermined period to eliminate early failures, which are referred to as infant mortalities. Once they have passed this first step, they are integrated into a module, which is then tested for performance before integration into a system. After integration into a system, Nuburu uses a week-long test procedure to confirm that the electronics and laser are performing according to specifications.

We expect to work to reduce waste and limit costs while developing robust manufacturing processes with the aim of enhancing our competitive advantage in the marketplace. To do this, we expect to incorporate the Six Sigma Lean methodologies as well as ISO quality standards to ensure we meet customer expectations. With Six Sigma, we expect to further improve the quality of our products and decrease the variations that cause rework or defects. By incorporating the 5S pillars of the Six Sigma process into our day-to-day work life, we expect to develop a streamlined productive work environment ensuring organized and improved cycle times, with the aim of reducing the cost of goods sold. Through these tools we aim to create an environment that demands quality and performance, while reducing downtime and defects that are generated from undefined processes and underutilized talent.

We anticipate that as we ramp up our manufacturing, we will require additional engineers and production personnel to build out and then operate our manufacturing capabilities.

### Supply

We purchase raw materials used to manufacture our products and other components, such as laser diodes, micro-optics, optics, optical filters, bulk optics, cooling components, electronic components, and other materials, from various suppliers. We purchase materials and components through purchase orders or agreed-upon terms and conditions with our key suppliers. To mitigate raw material and component supply chain issues and risks, we aim to take a variety of actions such as second source qualification, accumulation of safety stock and vendor surveillance. We may also consolidate our supply base and move supplier locations. If we transition locations, we may increase our inventory of such products as a "safety stock" during the transition, which would cause the amount of inventory reflected on our balance sheet to increase.

### Partnerships

Over the past five years, Nuburu has developed a number of partnerships in cell phone component welding systems, display welding systems, and 3D printing.

### Key research institutes

Nuburu has established various partnerships, past or current, with prominent welding and 3D printing institutes including Edison Welding Institute in North America, two Fraunhofer institutes and Munich Technical University in Germany, Warwick University (WMG — Energy Innovation Center) in the United Kingdom, Osaka Welding Institute in Japan and Shanghai Jai tung University in China. The purpose of these partnerships has been to validate our own testing and benchmark our metal processing application results against incumbent technologies used in manufacturing, including for example against IR lasers, ultrasonic welding, resistance welding and tungsten inert gas welding.

### Key customers & partnerships

Nuburu has also developed key partnerships with selective customers. We have performed hundreds of applications and thousands of test welds for customers and target customers around the world. These applications serve as a validation of customer specific application over a wide range of welding applications including batteries, consumer electronic components, heat sinks for cell phones (vapor chambers), 3C applications such as connectors, PC board interfaces, flex circuits and 3D printing.

The first-generation AO-650 has been qualified by and is already operating in the production of vapor chambers by a key integrator in Asia. Our AO-150 is in the manufacturing qualification stage with two large systems for mask welding by an organic light-emitting diode (OLED) manufacturer in Asia. We recently also finalized a multi-year supply and license agreement for a 3D printing application with Essentium, a manufacturer of 3D printing platforms. We have delivered our AO blue laser systems to over ten large brands worldwide which have been installed on-site at our customers' manufacturing facilities and are currently undergoing engineering and manufacturing qualification testing. Many of our existing customers have indicated interest in also testing and qualifying our new BL product line, which we launched in January 2023 and expect to begin shipping in the second quarter of 2023. A major integrator of battery welding production lines has already expressed an intent to order a BL high-power product for their development laboratory.

### Research and Development

We conduct research and development efforts on our laser technology for new products at our headquarters in Colorado and we conduct research on applications at both our headquarters and partner facilities.

### Research

We are currently conducting research that aims to continuously improve our blue laser systems. Our laser research is concentrated in two areas: (i) creating the highest possible brightness laser from blue laser diodes and (ii) developing a single mode blue laser source.

Nuburu has been studying numerous methods for increasing the brightness and power levels of its product line. These studies are focused on maximizing the brightness of our direct diode laser technology and include wavelength multiplexing, spectral beam combining and coherent beam combining. Nuburu is also testing numerous methods to build a single mode blue laser system with the aim of maximizing laser performance. We are currently working to scale up the output power of the latter to the industrial product levels of 100 Watts or more. A 100-Watt single mode blue laser is an ideal drop-in replacement for the single mode IR lasers currently in use in 3D printers.

Nuburu is also developing APT that uses millions of laser beams to simultaneously print a portion of a metal part in a single shot. This approach to 3D printing would allow breakthrough speeds and resolution for the parts being printed. This is because current 3D printers work by scanning a laser beam across the powder bed to fuse a very small spot of metal onto the printed part. The printing speed is limited by two factors, the amount of laser energy that can be absorbed by the metal and the speed at which the scanner can move the laser beam. These factors ultimately limit the amount of laser power that can be used and the speed at which any single scanner-based 3D printer can print. This is not the case with Nuburu's APT, where the millions of laser beams illuminate an area that is approximately 1,000x the size of the spot typically used in a 3D printer ultimately resulting in a radically new approach to 3D printing that greatly reduces spatter and fumes that can cause defects in the parts being produced. We believe that multiple parts can be produced simultaneously on a single build plate without the issue of defects and further, that very large parts can be printed without concerns over part integrity. Nuburu is currently engaged in a project funded by the Air Force Research Labs through the AFWERX program to develop this large-scale, high-speed 3D printer.

Nuburu's APT's uses Texas Instruments Digital Light Projector (DLP) to create a blue laser image on the powder bed with millions of pixel resolution. These devices were designed for large movie theaters and as a result they can handle high blue laser power levels. This provides the ability to create an image on a powder bed that is over 1,000x the size of the spots used today but with sufficient power density to fuse the powder layer by layer into a 3D printed part. The result is higher printing speeds with 0.050mm of resolution in the image from each laser print engine. Multiple laser print engines can be used within a single printer to further increase the printing speed providing a path to 10-20kg/hr printing rates or higher depending on the size of the system. The laser light engine for this type of printer consists of an AO 650H laser, a collimating and homogenizing system, the DLP spatial light modulator and a reimaging system. The AO-650H provides 650 Watts of laser power through a 400μm core optical fiber and a narrow laser bandwidth. Printer tests are expected to begin in the first quarter of 2023.

*Product Development*

Nuburu's current product development activities are focused on the BL product line, which we have started to bring to the industrial laser marketplace in 2023. This product consists of a high brightness 250-Watt laser system. This product along with its manufacturing method have been under development since 2017 at Nuburu. The development of this system encompasses the design of the laser, its electronics and an automated manufacturing capability. Since Nuburu is focused on developing laser modules with individual laser sources, the only economical method to manufacture these systems is to fully automate the production process. Nuburu has invested in all of the equipment to accomplish this goal resulting in a pilot production line that is intended to be scalable. This module forms the basis for the multi-mode product line extending from 250 Watts to multi-kWs of laser power. This modularity means that the system output power can be rapidly scaled from today's single module system to a system that would encompass 16 modules and produce over 4-5kW of laser power. Nuburu has designed all of the mechanical components and electronic components with system scalability in mind. This modular design approach means that the next generation of higher power products that are needed to address a broad market need can be rapidly and efficiently developed.

**Intellectual Property**

Nuburu currently has over 190 granted and pending patents (of which more than 30 are in the United States and the remainder are foreign), including patents and applications directed to blue laser applications such as welding, blue laser technologies, single mode blue laser technologies, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. A number of its patent applications also relate to APT, electronic manufacturing, battery manufacturing and other blue laser applications. These patents are at various stages of review. Our currently issued patents are expected to expire at various times between 2034 and 2039.

Nuburu's practice is to apply for patent protection in key countries worldwide and to date we have been successful at securing patents in the United States and other countries. Our foreign rights include protections in Finland, France, Germany, Ireland, Switzerland, Spain, Italy, the United Kingdom, Japan, South Korea, China and Russia. Our patent portfolio is regularly updated with new provisional applications, regular utility applications and international and foreign applications, as well as with continuing patent applications being filed as patents are granted to keep the patent families active and to extend our portfolio coverage.

We currently do not license any patents.

*Proprietary active alignment*

The Nuburu design approach requires extremely precise alignment. The need to maintain precision alignment typically represents a challenge for optical systems intended for use in production environments, but we have developed proprietary active and automated alignment technology that solves this challenge and streamlines laser assembly and leads to robust and reliable performance in the field. That built-in robustness leads to long-term laser output power stability over thousands of hours of operation. Proprietary alignment technology also allows for a modular design approach, which enables both scalable product designs and straightforward production line maintenance. We believe that the active alignment that we have achieved would be very difficult to replicate.

*Proprietary single mode technology*

In conjunction with the proprietary design of the AO- and BL-series lasers, we hold patents and patent applications for an additional and further breakthrough in technology key to the next generation blue lasers. This technology enables a high-power single mode blue laser. Single mode laser performance provides the ultimate laser beam with the lowest angular divergence and the highest possible power density. This laser can be focused to a smaller spot size than an infrared laser and is the basis for Nuburu's next generation single laser 3D printer design. In addition, when the single mode laser is combined with an optical scanner, it becomes possible to rapidly weld parts at a considerable distance. Since a blue laser has a substantially lower beam divergence than an IR laser, the standoff distance can be increased, or the spot size can be decreased to increase the precision of the welding process. We expect this ongoing development to position Nuburu as a leader in next-generation blue industrial lasers for the foreseeable future.

**Competition**

The laser system industry in which we operate has significant price and technological competition. We compete directly with mature competitors such as Coherent, Inc., IPG Photonics Corporation, Laserline GmbH, Lumentum Holdings Inc., Raycus Fiber Laser Technologies Co., Ltd. and Trumpf SE + Co. KG, which are well established and have longer operating histories, significantly greater financial and operational resources, and name recognition, which we do not have. However, we also compete with development-stage companies such as TeraDiode Inc. and others. A number of these competitors are seeking to improve conventional IR lasers or to develop new laser technologies, including blue laser technology. We also compete not only with companies providing conventional lasers, but also with companies offering non-laser solutions for the applications we target. Examples of current technologies used or expected to be used in welding and 3D printing applications include:

*Infrared Fiber and Disc Lasers:* Infrared lasers are the current predominant incumbent technology. However, when used on reflective material, the laser intensity must be increased to a level where the metal vaporizes, which creates spatter on the surface and pores in the weld itself. A higher intensity also results in a smaller spot size and smaller melt area. In order to increase the melt area a scan head is used to "wobble" the beam in a pattern on the workpiece. This technique still creates a weld with excessive porosity and spatter. In addition, the need for a scan head for wobbling increases weld time by up to 10x compared with blue and the capital cost of the scan head and driving software is substantial.

*Infrared Fiber Ring Lasers:* Another way to improve the absorption of infrared wavelength into reflective material is to increase the temperature of the material prior to welding. A specially developed custom fiber laser or processing head is used to produce a ring of laser light around the main processing beam. This enables pre-heating of the metal before the processing beam. This is still a keyhole process but with some reduction in the heat input. However, this method also produces spatter in the melt area and voids in the weld. This approach also increases the cost of the equipment, as additional power is required. In some cases, two lasers are used, which further increases costs. The resulting process relies on a very precise balance of power in the ring and core and can be difficult to maintain in a production environment. Whilst the ring output approach can show acceptable results in thicker sections it still struggles in foil welding and fine feature applications.

*Green Lasers:* A more recent introduction in the laser market is the green laser, which can be generated from both a fiber laser and a solid-state laser by using a method called frequency doubling. A non-linear crystal is used to change the color of the laser from the IR to the green. These high-power green lasers are relatively new to the market and are still under evaluation by customers for 3D printing and welding applications. However, green lasers have significant drawbacks. While the wavelength is closer to blue and improvement in absorption is seen compared with IR lasers in typically reflective materials, the improvement is not as large as with blue. Typically, a 20% improvement in absorption is seen in blue compared with green. But the most significant drawback of green lasers is their complexity and poor electrical conversion efficiency. An optical technique known as "frequency doubling" is used to take the output of an IR laser and convert the output to green (i.e., a 2kW IR laser is used to make a 1kW green laser). This requires an additional process of putting the IR beam through a crystal. This is complicated, inefficient and the conversion crystal is considered a consumable, which requires frequent maintenance or replacement due to the deterioration of the non-linear crystals. These characteristics increase the capital and running costs for the manufacturer and also compromise the reliability of the green lasers.

*Other Blue Lasers:* In general, blue lasers based on an array of diodes in a bar produce lower brightness compared to individual devices because of the limitations of the spacing of the diodes on the bar array. In general, bar arrays thus result in a larger spot size or shorter standoff distance than could easily be achieved with individual devices such as our single chip approach used in our BL line of products. There is one company we are aware of that is developing blue laser diode bar technology that overcomes this limitation, but we believe this company's beam quality is still limited to the multi-mode brightness of the individual laser diode source which would compete with our single mode BL line of products. We believe that our single mode laser greatly exceeds the performance of any of the direct diode laser beam combination methods that we are aware of.

While there are various competing laser technologies all seeking to disrupt the IR laser's current foothold in various applications, we believe Nuburu's blue-laser technology is the superior approach. The cost of our blue laser technology is currently greater than that of most conventional IR laser systems and that some potential customers may prioritize purchase price in making their investment decisions. However, we believe that our blue laser technology has the potential to offer our customers a greater return on investment. Nuburu's blue laser fundamentally improves absorption rates and allows a melting process with no vaporization, which generally results in improved stable, high-quality welds and printed products, with minimal voids and spatter, all achieved using less energy and at increased speeds. We believe that Nuburu blue laser technology offers a superior solution to improving a variety of aspects of welding and 3D printing, providing customers with a broader range of applications than currently possible.

In addition to the technical aspects outlined above, we believe principal competitive factors include technology capabilities, materials, process and application know-how, cost of operation, product reliability and the ability to provide a full range of products to meet customer needs. We believe that our future success depends on our ability to provide high-quality products, introduce new products to meet evolving customer needs and market opportunities, and extend our technologies to new applications.

**Government Regulation and Compliance**

We are subject to regulations governing the safe operation of our blue laser products. The lasers we produce are listed as Class IV lasers according to the U.S. Food and Drug Administration's Center for Disease and Radiological Health ("CDRH") and must meet all government guidelines for safe operation. Each laser system design must be registered with the CDRH prior to its release to the marketplace. Nuburu lasers also receive the CE mark (signaling that we have checked that our products meet applicable EU safety, health and environmental requirements) once they pass all of the CE certification testing on safety and radiofrequency emissions. This mark is required by most foreign countries to allow them to import our products.

Nuburu is also subject to the export regulations of the U.S. Department of Commerce, Bureau of Industry and Security ("BIS"). We have worked with BIS to classify our current suite of products, and we intend to classify each of our new products prior to releasing them. Nuburu also has established an export manual that clearly articulates our policies and procedures used to confirm that we are in compliance with applicable U.S. export regulations. All of our employees and distributors worldwide are required to confirm that they will adhere to these policies. Nuburu expects to update its policy and export manual from time to time to reflect any changes required by new export controls or developments in best practices. Currently, neither our AO nor our BL lasers require an export license to export to the list of countries that U.S. companies are permitted to export to. As part of our export process, we check the government's consolidated screen list before we accept orders or ship lasers to ensure that none of the parties involved are prohibited parties.

**Sales and Marketing**

Given the size, complexity and value of our blue laser technology, our sales to date have come from long-term discussions between our management team and our current customers. Based on our experiences so far, we expect the approximate adoption timelines of our customers from first contact to first purchase order to range up to 22-24 months. Going forward, we intend to expand our marketing efforts and as we pursue a more widespread adoption of our blue laser technology.

We have developed and trained and expect to continue to develop and train third-party distributors that provide sales and customer support functions in their specific territory, including business development and sales, application and service support and local marketing. Our distributors are and are expected to be an integral part of our sales and marketing strategy. The Americas region is managed from our headquarters, but we have distributor partners located in key countries worldwide to help target current and prospective customers in Asia (particularly in China, Japan, Singapore, South Korea, India and Taiwan) and in Europe.

Our applications lab is key to our sales effort because it allows our customers to test our full range of products to explore various application capabilities and better understand how our lasers might help them address their most challenging manufacturing problems. Our technical team provides on-site support through installation and offers technical support and training to our customers.

**Employees and Human Capital**

As of December 31, 2022, Nuburu had 39 full-time employees. A significant number of our employees have a technical background and hold advanced engineering or scientific degrees. We are committed to being an employer of choice through increasing diversity in the workforce and building and maintaining a positive and inclusive culture. We view our human capital investments as crucial for our success.

Our work environment is highly collaborative and one that is based on trust and mutual respect. Our team is comprised of highly skilled engineers who take substantial pride and ownership in their work. We take pride in our transparent approach to communicating, whether internally with employees or externally with our partners and customers.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

We anticipate that in order to reach our strategic objectives, we will be required to recruit and retain additional management, human resources, accounting, finance, technical, engineering and sales personnel.

**Available Information**

Our internet address is https://nuburu.net. We will file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and amendments to those reports), proxy and information statements and other information filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act with the SEC. The SEC maintains a website that contains reports, proxy and information statement, and other information regarding issuers that file electronically, which may be accessed through the SEC at http://www.sec.gov. Our reports, amendments thereto, proxy statements and other information are also made available, free of charge, on our investor relations website at https://ir.nuburu.net as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

## ITEM 1A. RISK FACTORS

*An investment in our Common Stock or Preferred Stock involves risks. Prior to making a decision about investing in our Common Stock or Preferred Stock, you should consider carefully the risks together with all of the other information contained in this Annual Report on Form 10-K, including any risks described below. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities. "Nuburu," "the Company," "we," "us" or "our" refers to Legacy Nuburu prior to the consummation of the Business Combination and to Nuburu following the Business Combination.*

### Risks Relating to Our Business and Operations

***We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.***

Our financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report on Form 10-K have been prepared assuming we will continue as a going concern. If we are unable to generate sufficient cash flow to sustain our operations or raise additional capital in the form of debt or equity financing, this could affect our ability to continue as a going concern in the future. Since its inception in 2015, Legacy Nuburu has incurred significant net losses and have used significant cash in our business. As of December 31, 2022, Legacy Nuburu had an accumulated deficit of approximately $61.2 million, and for the year ended December 31, 2022, Legacy Nuburu had net losses of approximately $14.1 million. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development and infrastructure to support our growth. We anticipate that we will incur net losses for the foreseeable future and, even if we increase our revenues, there is no guarantee that we will ever become profitable. Our ability to achieve profitability in the future will depend on a number of factors, including:

- successfully implementing our products on a commercial scale;

- achieving meaningful sales volumes;

- identifying opportunities for other businesses to integrate our product into their operations;

- attracting customers in the United States and internationally;

- improving the effectiveness of our sales and marketing activities and any independent distributors or sales representatives;

- developing manufacturing techniques to produce the volume required to achieve our forecasted production;

- executing on any strategies to reduce costs, in the amount and on the timing projected;

- procuring sufficient quantities of raw materials and components and entering into agreements with new suppliers if necessary;

- fluctuations in the costs of needed raw materials and components;

- attracting and retaining key talent in a competitive labor market, and minimizing delays in hiring employees;

- delays associated with obtaining patents, licenses and potential regulatory review;

- meeting cashflow needs despite any delays in payment from domestic or international customers;

- unforeseen technology issues in product development that could delay product releases;

- delays in finding suitable replacement components for components with long lead times due to any supply chain disruptions;

- delays in redesigning systems to compensate for supply chain disruptions;

- unrecoverable product development delays due to underfunded activities conducted prior to the Closing;

- the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

- the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights; and

- the cost of enforcing or defending against non-competition claims.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the long term and our business may be disrupted at any time due to numerous factors outside of our control, including changes in the general macroeconomic outlook, local and regional volatility, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic, civil strife, strikes, insurrections, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflict, acts of war, including an escalation of the conflict in Ukraine and the related response, including sanctions or other restrictive actions, by the United States or other countries, and natural disasters.

***We received fewer proceeds from the Business Combination than we initially anticipated. We will require additional capital to finance our operations and implement our business plan and strategy and if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development.***

Prior to and in connection with the Special Meeting, holders of 2,916,653 of the Company's Class A Common Stock (representing approximately 90.2% of then outstanding shares of Class A common stock), exercised their right to redeem those shares for cash at a price of approximately $10.24 per share, for an aggregate of approximately $29.9 million, which was paid out of the trust account holding the proceeds of the Company's IPO (the "Trust Account"). As a result, at Closing, we only received approximately $3.2 million in cash from the Trust Account and accordingly, as of immediately following Closing, we only had approximately $4.2 million available in cash to finance our operations and pursue our growth strategies.

We plan to continue to use our cash on hand to fund our operations going forward. Such operations may include additional research and development spending, hiring additional personnel, capital expenditures, including for additional production and applications laboratories facilities, and the costs of operating as a public company. The development, design, manufacture and sale of our products is a capital-intensive business. Advancing the development of our current and any future products will require a significant amount of capital, including to fund ongoing costs relating to our products and technologies, the construction and tooling of prototypes, the design and building of our production units, as well as any significant unplanned or accelerated expenses, and new strategic investments. As a result, we expect for some time to continue to incur substantial operating expenses without generating sufficient revenues to cover expenditures. We will need to obtain substantial additional funding in order to maintain our continuing operations. In addition, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

On August 5, 2022, the Company and Legacy Nuburu entered into the Lincoln Park Purchase Agreement pursuant to which Lincoln Park agreed to purchase from the Company, at the option of the Company, up to $100,000,000 of Common Stock from time to time over a 48-month period. However, the Lincoln Park Purchase Agreement is subject to certain limitations including but not limited to, the filing and effectiveness of a registration statement covering Common Stock that are issuable to Lincoln Park under the Lincoln Park Purchase Agreement (the "Lincoln Park Registration Statement"). The Company will also be required to satisfy various conditions in order to be able to commence purchases by Lincoln Park under the Lincoln Park Purchase Agreement. Once such conditions are satisfied, purchases by Lincoln Park under the Lincoln Park Purchase Agreement are subject to volume limitations tied to periodic market prices, ownership limitations restricting Lincoln Park from owning more than 9.99% of the then total outstanding Common Stock and a floor price of $1.00 below which Lincoln Park is not required to purchase any shares of Common Stock under the Lincoln Park Purchase Agreement. If any of these conditions are not satisfied or limitations are in effect, we may not be able to utilize all or part of the Lincoln Park Purchase Agreement, which could have an adverse impact on our ability to satisfy our capital needs and could materially adversely impact our business.

In connection with sales by Anzu Partners LLC ("Anzu Partners"), the Anzu SPVs (together with Anzu Partners, the "Anzu Holders") or certain other persons related to the Anzu Holders who have entered into the 10b5-1 Sales Plan (as defined below) (such persons, together with the Anzu Holders, the "Anzu Investors") during the 180 days following the Closing Date, the Company may choose to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement. However, if no sales are made by the Anzu Investors under the 10b5-1 Sales Plan or otherwise during the 180 days following the Closing Date, we would not be able to require the Anzu SPVs to purchase Preferred Stock to satisfy our capital needs.

We may also obtain further funding through public or private equity offerings, private investment in public equity, or PIPE, offerings, debt financings, joint ventures, partnerships, collaborations, and licensing arrangements, through obtaining credit from financial institutions or other sources. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Stock. If we raise additional funds through issuances of debt, we may be subject to restrictions on our operating activities. However, if we are unable to raise capital when needed or on acceptable terms, that could have a material adverse effect on our continued growth and development and/or we may be forced to cease operations. In addition, if adequate capital is not available to us, it may create substantial doubt among third parties, including suppliers, potential customers. Such doubt could adversely impact our business, reputation, prospects and our financial statements. The report from our auditors for our financial statements for the year ended December 31, 2022 included a qualification expressing substantial doubt about our ability to continue as a going concern. The inclusion of a going concern qualification could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise.

***Our business is currently dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on Nuburu's financial condition and operating results.***

Nuburu currently depends upon a small number of customers for a substantial portion of its revenue. During the year ended December 31, 2022, four customers accounted for 47%, 22%, 8% and 6% of Nuburu's revenue, respectively. During the year ended December 31, 2021, five customers accounted for 34%, 22%, 16%, 12% and 12% of Nuburu's revenue, respectively. As of December 31, 2022, three customers accounted for 62%, 26% and 8% of Nuburu's accounts receivable, respectively. As of December 31, 2021, three customers accounted for 40%, 39% and 16% of Nuburu's accounts receivable, respectively. A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on Nuburu's financial condition and operating results. Nuburu cannot assure: (i) that orders that may be completed, delayed, canceled or reduced will be replaced with new business; (ii) that Nuburu's current customers will continue to utilize Nuburu's services consistent with historical volumes or at all; and/or (iii) that Nuburu's customers will renew their manufacturing or services contracts with Nuburu on acceptable terms or at all.

*Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.*

From our inception in 2015 to the present, we have focused principally on developing our blue laser systems, which are the systems we are seeking to commercialize. As a result, we have a limited history operating our business, and therefore a limited history upon which you can base an investment decision.

We have begun the first shipments of our blue laser system, the AO-650, and have announced the commercial launch of our higher performance blue laser system, the BL-250, in January 2023. We are working on the completion of our production line for the BL product suite, and expect to begin shipping such BL systems in the second quarter of 2023. We are also developing a single mode fiber blue-laser system and blue laser 3D-printing products, which are still in the research and development stage.

Our blue laser systems are new types of products. In light of the fact that the laser industry has already undergone major transitions, from $CO_2$ lasers to infrared fiber lasers, predicting our future revenue depends on the evolution of the market itself and market acceptance of our technology and systems. Moreover, budgeting for our expenses presents some uncertainty because of the unpredictability of the prices of raw materials and components and other trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new technologies into a competitive landscape.

*The engineering of certain of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.*

Our business depends on our ability to succeed in achieving production of our laser systems on a commercial scale. As our laser systems are highly complex, this process is costly and time-consuming, and there can be no guarantee that we will be successful. We have already shipped units of our first blue laser system, the AO-650, but the ramping up of production and shipment on a commercial scale may be delayed, and we may incur more costs than we expect due, for example, to global supply chain issues that have increased the cost of certain electronic components or have forced us to redesign the system to work around supply chain shortages. In addition, the processes by which we engineer and manufacture our laser systems are still developing rapidly as we explore new processes and different techniques. Our business, reputation, results of operations and financial condition may be materially adversely affected if we are not able to successfully produce our laser systems on a commercial scale or to the extent that it takes us longer to do so or costs more than we expect.

*If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.*

To date, we have completed prototypes of our laser systems and are ramping up commercial production and shipments of our systems. As our systems also have no history of commercial operation, we have a limited frame of reference from which to evaluate the longevity and long-term performance of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to the sale to potential customers. Once we have commenced with commercial production of our laser systems and they are shipped to and installed and put into use by our customers, we may discover latent defects in design, manufacture or construction that may cause our systems not to perform as expected or that may require repair. Our laser systems also require software to operate which may need to be modified and updated over the life of our systems. Software products are inherently complex and often contain defects and errors when first introduced.

There can be no assurance that we will be able to detect and fix any defects in the hardware or software of our laser systems in the design and production phase, and such defects may not become apparent until our systems are adopted and used by customers. In most cases, we should be able to resolve software defects through the application of patches and updates, which can be completed remotely; however, hardware defects may be more difficult to address remotely and may require a system to be returned to us for maintenance and repair.

Our laser systems may not perform consistent with customer expectations or consistent with other laser systems which are currently or may yet become available. Any product defects or any other failure of our laser systems to perform as expected could harm our reputation and result in negative publicity, lost revenue, canceled or delayed deliveries, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

*Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.*

Once we begin shipping our laser systems to customers on a commercial scale, we will need to increase our warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims on our laser systems, our business, prospects, financial condition and operating results could be materially adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that our then-existing warranty reserves will be sufficient to cover all claims.

*The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.*

We rely on a limited number of third-party suppliers for some of the raw materials and components for our laser systems, including laser diodes, micro-optics, optics, optical filters, bulk optics, cooling components, electronic components, and other materials that may be in limited supply and which are critical to our ability to produce our laser systems. If any of our suppliers provide insufficient inventory at the level of quality required or if our suppliers are unable or unwilling to provide us with the contracted quantities or in the time frame requested for whatever reason, our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with any of our suppliers and are unable to obtain raw materials or comparable components from alternative suppliers without considerable delay, expense, or at all, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our laser systems or we may be able to do so only at a higher cost or after a long delay. For example, in recent years there have been, and there continue to be, supply chain bottlenecks and other issues, including a prolonged shortage of microchips, which has required us to redesign our system's control electronics and has resulted in delays in bringing our systems to market. We have also experienced, and continue to experience, delays with respect to deliveries of various other parts, including electronic components and power supply components. Any further delays could prevent us from delivering our laser systems to customers within required time frames and cause order cancellations.

Moreover, we have in the past and may in the future also experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture our products or increase their costs. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our laser systems to customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

***We depend on sole source or limited source suppliers, as well as on our own production capabilities, for some of the key components and materials, including, but not limited to, laser diodes and optical filters, which makes us susceptible to supply shortages and other supply chain disruptions and to price fluctuations that could adversely affect our business, particularly our ability to meet our customers' delivery requirements.***

We currently purchase several key components and materials used in the manufacture of our products, including, but not limited to, laser diodes and optical filters, from sole source or limited source suppliers, which may make us more susceptible to supply chain disruptions and cost increases, which may materially adversely affect our operating results and financial condition. In addition, though we have not experienced supply chain disruptions with respect to these products specifically, if we seek to ramp up production or accelerate delivery schedules of our products, our key suppliers may not have the ability to increase their production in line with our production schedule and our customers' demands. This may become acute during times of high growth in our customers' businesses. Our failure to timely receive these key components and materials would likely cause delays in the shipment of our products, which would likely negatively impact both our customer relationships and our business. Some of our products require designs and specifications that are at the cutting edge of available technologies and change frequently to meet rapidly evolving market demands. By their very nature, the types of components used in our products can be difficult and unpredictable to manufacture and in future we may be required to source additional components from sole source or limited source suppliers, which may further expose us to the risks described above.

Many of our customers may also rely on sole source or limited source suppliers. In the event of a disruption of our customers' supply chain, orders from our customers could decrease or be delayed.

***We face various other risks with respect to the supply chain that could adversely affect our business, prospects, financial condition and operating results.***

Some of our suppliers are relatively small private companies that may discontinue their operations at any time and may be particularly susceptible to prevailing economic conditions. Some of our suppliers are located in regions susceptible to natural and man-made disasters, such as the United States, Germany and China, which have experienced severe flooding, earthquakes, wildfires, extreme weather conditions and power loss. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for the components or materials produced by these suppliers could limit their availability, as suppliers may choose to discontinue production in the event of falling demand or may be unable to fill orders in the event of increasing demand.

If we are required to identify alternative sources of supply for certain components or redesign our product or production process, this could be difficult and costly, result in management distraction in assisting our current and future suppliers to meet our and our customers' technical requirements, and cause delays in shipments of our products while we identify, evaluate and test the products of alternative suppliers. Any such delay in shipment would result in a delay or cancellation of our ability to convert such order into revenues.

Any interruption or delay in the supply of any components or materials that we require, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders or incur substantial penalties. Since many of our products have lengthy qualification periods, our ability to introduce multiple suppliers for parts may be limited. In addition, our failure to achieve adequate manufacturing yields of these items at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

***We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.***

We are also highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers. In the event of continued disruptions in worldwide or regional shipping, our access to supplies and the delivery of products to customers by us or our distributors may correspondingly be negatively impacted. Any such disruptions would likely materially and adversely affect our operating results and financial condition.

***If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.***

We use rolling forecasts based on anticipated product orders and material requirements planning systems to determine our product requirements.  It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials.  We depend on our suppliers for most of our product components and materials.  Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components.  For substantial increases in our sales levels of certain products, some of our suppliers may need significant lead time and therefore may not be able to keep up with our needs if we are unable to provide sufficient advanced notice of our requirements.  If we overestimate our component and material requirements, we may have excess inventory, which may lead to both an increase in cash usage and an increase in net loss if such excess inventory becomes obsolete and can no longer be sold or only sold at discounted prices.  If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery production and the associated delivery of our products to our customers.  Many of the supply chain challenges that resulted from the COVID-19 pandemic have not yet been resolved and have exacerbated these issues, and the occurrence or continuance of any of the foregoing risks may materially adversely affect our business and results of operation.

***Our systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business.  The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.***

In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our product and our technology (see Item 1. "*Business — Sales and Marketing*").  The period between initial discussions with a potential customer and the sale of our product typically depends on a number of factors, including the potential customer's attitude towards innovative products, the potential customer's budget and whether the potential customer requires financing arrangements.  Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle.  While our customers are evaluating our products we may incur substantial sales, marketing and research and development expenses in exploring and demonstrating the suitability of our products to a customer's needs.  Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time.  This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control.  Because of both the long sales and installation cycles, we may expend significant resources on attracting prospective customers without having certainty of generating sales.

These lengthy sales and installation cycles also increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation.  If a customer terminates for convenience, we may be unable to recover some of our costs that we incurred prior to cancellation.  We may need to procure long lead time items or place large order lot quantities for critical material well in advance of a termination leaving us with excess inventory.  Our operating expenses are based on anticipated sales levels, and certain of our expenses are fixed.  If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, we may incur significant expenses without ever receiving revenue to offset those expenses, which would materially adversely affect our business and results of operation.

***Because of the long sales cycles, our operating results and financial condition may fluctuate significantly from quarter to quarter.***

We expect that long sales cycles may cause fluctuations in our operating results from quarter to quarter.  In light of the standards under which we expect to recognize revenue, small fluctuations in the timing of the completion of our sales transactions could also cause operating results to vary materially from period to period.

In addition to the foregoing described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

- fluctuations in costs associated with the production of our laser systems;

- the timing of customer adoptions of our products, which may depend on many factors such as availability of inventory and product quality or performance issues;

- size of particular customer orders;

- delays or cancellations of purchases and installations;

- delays in service revenue;

- fluctuations in our service costs;

- weaker than anticipated demand for our products due to changes in government regulation, incentives and policies;

- interruptions in our supply chain;

- interruptions in our shipping to customers or deliveries from vendors;

- the timing and level of additional purchases by existing customers;

- unanticipated expenses incurred due to changes in governmental regulations, such as with respect to health and safety requirements;

- disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel;

- shortage of raw materials or components from our suppliers and associated price increases due to fluctuations in commodity prices; and

- availability of spare parts from our suppliers.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our Common Stock.

***There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts. As a result, our operating results may be materially lower than our expected results of operations.***

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. Potential customers may abandon their indications of interest, and non-binding letters of interest may be canceled or delayed by a customer or its terms may be amended in a manner adverse to us in connection with negotiating a definitive sales agreement. For that reason, there can be no assurance that any current or future indications of interest or non-binding letters of intent will result in binding orders or sales. Furthermore, in light of our limited operating history, it is difficult for us to predict the rates at which the non-binding letters of interest in our pipeline will result in binding orders or sales. It is also difficult for us to predict how quickly we will be able to fill binding orders in the event that we obtain multiple orders with the same requested delivery date. In addition, revenue is expected to be recognized in stages, and customers may in some cases delay actual cash payments regardless of progressive billings. Additionally, a customer's ability to make payments or meet minimum purchase orders could decline during the sales process, as a customer may struggle to procure necessary financing, especially in a higher interest rate environment, or may become insolvent or declare bankruptcy. As a result, our operating results and cash flow may be materially lower than we expect.

***If we fail to meet our customers' price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer.***

Our long-term success will depend in part on our ability to price our products competitively. Many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, demand for our products could be negatively impacted and our business and results of operations could suffer.

***We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.***

We expect that a number of our potential customers will be large companies. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers. As we seek to expand our sales, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs, and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, annual cost reduction targets, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share, and loss of reputation.

Additionally, the terms these large customers require, such as most-favored customer or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers. Such customers may also have a greater ability to push back on attempts to pass on increases in our operating and procurement costs.

***We currently partner with and derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.***

We currently partner with and derive a portion of our revenue from contracts with certain government entities, and the growth of our business may be impacted by our partnerships with such government entities and on our successful procurement of additional government contracts. However, demand is often unpredictable from government entities, and there can be no assurance that we will be able to generate further revenue from the public sector. Revenue from government entities for the year ended December 31, 2021 and the year ended December 31, 2022 amounted to approximately 13% and 47% of our total revenue, respectively. Factors that could impede our ability to generate revenue from government contracts, include, but are not limited to:

- public sector budgetary cycles and funding authorizations;

- changes in fiscal or contracting policies;

- decreases in available government funding;

- changes in government programs or applicable requirements;

- disadvantageous terms contained in such contracts, including with respect to pricing, milestones and payment terms;

- the adoption of new laws or regulations or changes to existing laws or regulations;

- potential delays or changes in the government appropriations or other funding authorization processes;

- higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor; and

- if we are party to a multi-year, multi-company government contract, it may be difficult to determine what revenue, if any, will be generated by such contract.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our blue laser technology in the future or otherwise have an adverse effect on our business, operating results and prospects.

***Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.***

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand, as decreased demand would adversely impact the volume of our sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which would diminish the positive impact of any cost-saving measures or restructuring programs on our operating results. To the extent the demand for our products slows, or the market for laser systems contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

***If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.***

Over time, we must achieve commercial production levels and effectively manage the manufacturing costs for our laser systems. While we have sought, and will continue to seek, to manage our manufacturing and services costs, the cost of components and raw materials, for example, could increase in the future, particularly if high rates of inflation continue. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. Increases in any of these costs or our failure to achieve expected or contractually required cost reductions could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure sufficiently in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects. In addition, until we generate meaningful revenue from sales of our products, we will remain limited in our ability to pass on the cost of any price increases in the cost of components or our operations to our customers.

***In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations.***

In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations. To manage such growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in an increased risk of fraud, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business and results of operations.

***We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.***

We believe that our success and our ability to reach our strategic objectives are highly dependent on our ability to recruit and retain key management, technical, engineering, production and sales personnel. In particular, we are highly dependent on the services of Dr. Mark Zediker, our Chief Executive Officer, Brian Knaley, our Chief Financial Officer, Brian Faircloth, our Chief Operating Officer, and Matthew Philpott, our Chief Marketing and Sales Officer. If we are unable to recruit or retain any of our key employees, this could disrupt our operations, delay the development and introduction of our products and services and negatively impact our business, prospects, financial condition and operating results. For example, a lack of qualified labor to operate our production process may slow our production and impact our production cost and schedule.

We cannot assure you that we will be able to successfully recruit and retain key management, technical, engineering, production and sales personnel, especially the senior leadership necessary to grow our business. Competition for qualified personnel is especially intense in the laser industry and is increasing as there is and for the foreseeable future will continue to be a scarcity of skilled personnel with the requisite experience. As a manufacturing company, many employee roles require the employee to be on-site at our facilities and cannot be conducted remotely, which limits the pool of potential employees for such roles to persons located in proximity to our facilities or who are willing to relocate or commute longer distances.

If we lose a member of our management team or other key employee, it may prove difficult for us to replace him or her with a similarly qualified individual with experience in the laser industry, which could impact our business and operating success. In addition, we do not have "key person" life insurance policies covering any of our officers or other key employees.

***Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.***

None of our full-time employees are currently represented by unions or covered by collective bargaining agreements. If a union sought to organize any of our employees, such organizing efforts or collective bargaining negotiations could potentially lead to work stoppages or slowdowns or strikes by certain of our employees, which could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

***Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.***

Our expectations and targets regarding the times when we will launch our products reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

- success and timing of our development activity and ability to develop systems that achieve our desired performance metrics and achieve any requisite industry validations;

- unanticipated technical or manufacturing challenges or delays;

- difficulties identifying or constructing the necessary research and development and manufacturing facilities;

- whether we can obtain sufficient capital when required to ramp up our manufacturing facilities and operations and sustain and grow our business;

- competition, including from established and future competitors;

- our ability to manage our growth;

- adverse developments in relationships with any partners, including termination of any partnerships or changes in our partners' timetables and business plans, which could hinder our development efforts;

- whether we can manage relationships with key suppliers and the availability of the raw materials and components we need to procure from them;

- our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

- the availability of sufficient funding, an absence of which may delay our ability to launch new products due to our inability to hire key personnel and procure critical equipment needed to prepare for larger scale manufacturing and commercialization; and

- the overall strength and stability of domestic and international economies more generally and the effect of economic factors on further investments on capital equipment in particular.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

***Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.***

This Annual Report on Form 10-K includes estimates of our target addressable market and our serviceable addressable market. Market opportunity estimates and growth forecasts, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Recent years have been marred by unexpected events and crises, including natural and man-made disasters, financial crashes, pandemics and political upheaval. If this trend continues, forecasts may prove to be especially unreliable.

The estimates and forecasts in this Annual Report on Form 10-K relating to the size and expected growth of our target addressable market and our serviceable addressable market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding our target addressable market and our serviceable addressable market are difficult to predict, especially in light of the nascent stage of our industry. The estimated target addressable market and serviceable addressable market may not materialize for many years or at all, and even if the markets meet the size estimates and growth forecasted in this Annual Report on Form 10-K, our business could fail to capture a meaningful share of the market or grow at similar rates.

***Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.***

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

***Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.***

We will rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our laser systems will be comprised of many components. The components of our laser systems may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our laser systems or their constituent components may significantly affect the intended operational efficiency and performance. In addition, our laser systems may need to be decommissioned from time to time, and the related costs could be significant given the expected size and complexity of our laser systems and of our powder bed metal printers in particular.

Operational performance and costs, including those related to project stoppage, can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with manufacturing, assembling, commissioning, testing or decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

***We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.***

We require significant capital to develop our laser systems and expect to incur significant expenses, including, but not limited to, those relating to research and development, procurement of raw materials and components, capital spending, leases, sales and distribution as we build our brand and market our laser systems, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully develop and market our laser systems, but also to control our costs. If we are unable to efficiently design, appropriately price, and cost-effectively produce, sell and distribute our laser systems, our anticipated margins, profitability and prospects would be materially and adversely affected.

***Our ability to use net operating loss ("NOL") carryforwards and other tax attributes may be limited in connection with the Business Combination and other ownership changes.***

We have incurred significant net losses during our history and our ability to become profitable in the near future is uncertain. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). As of December 31, 2022, we had approximately $42 million and $15 million of federal and state net operating loss carryforwards ("NOLs"), respectively. These amounts included approximately $1 million of federal research and development tax credits.

Federal NOLs incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of our taxable income annually for tax years beginning after December 31, 2020. Our NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the "IRS"), and state tax authorities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation's stock increases their ownership by more than 50 percentage points over their lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and we underwent an ownership change in connection with the Business Combination, which may further limit our ability to utilize NOLs or credits under Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. If we determine that an ownership change has occurred and our ability to use our historical NOLs or credits is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. Section 382 and 383 of the Code would apply to all net operating loss and tax credit carryforwards, whether the carryforward period is indefinite or not. If we earn taxable income, such limitations could result in increased future tax liability to us and our future cash flows could be adversely affected.

***Our insurance coverage may not adequately protect us from harm or losses we may suffer.***

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do or may have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results. Furthermore, although we plan to obtain and maintain insurance for damage to our property and the disruption of our business, this insurance may be challenging to obtain and maintain on terms acceptable to us and may not be sufficient to cover all of our potential losses.

***There is no assurance that we will be able to execute on our business model.***

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, developing and commercializing new products and technologies, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We will continue to encounter risks and difficulties frequently experienced by pre-commercial and early-commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

***Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.***

We already use suppliers and have made shipments of prototypes and products to customers that are located in different jurisdictions, and as we continue to expand our business we may seek to partner with customers, suppliers and other partners around the world. Managing further international expansion will require additional resources and controls. Any expansion internationally could subject our business to risks associated with international operations, including:

- difficulties in establishing legal entities in foreign jurisdictions;

- challenges in arranging, and availability of, financing for our customers;

- availability and cost of raw materials and components, labor and equipment for manufacturing our laser systems;

- difficulties in staffing and managing foreign operations due to differences in culture, laws and customer expectations, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

- installation challenges which we have not encountered before which may require the development of adaptions of our products for a given jurisdiction;

- compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, safety, security and data protection laws and regulations;

- compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

- greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or in potential infringement of third-party intellectual property rights in new jurisdictions;

- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

- increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates;

- restrictions on repatriation of foreign earnings;

- compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, including product transfer pricing, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

- changes in import and export controls and tariffs imposed by the United States or foreign governments;

- changes in regulations regarding recycling and the end of life of our products;

- changes in regulations that would prevent us from doing business in specified countries;

- failure of the supply chain in local countries to provide us with materials of a sufficient quality and quantity delivered on timelines we expect; and

- regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

**Risks Relating to Our Industry**

*Our future growth is dependent upon the competition, pace and depth of blue laser adoption, as well as on the growth of certain end markets. If such markets do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected.*

Our future growth depends upon several factors, including the speed at which the market is willing to adopt blue lasers and our ability to penetrate such market. Because the laser industry continues to evolve and is characterized by rapidly changing technologies, changing government regulation and industry standards and changing consumer and industrial demands and behaviors. Our growth also depends on the growth of and adoption within certain end markets such as electric passenger cars, trucks and buses, battery storage technology, cell phones, metal 3D printing, and aerospace and defense. The development of such end markets may be influenced by changes in regulatory environments, customer demand and many other factors beyond our control. If such end markets do not develop as we expect, including if they develop more slowly than we expect, or if they develop in a way that reduces or eliminates the need for metal welding, demand for our laser systems and thus our business, prospects, financial condition and operating results could be adversely affected.

*If the cost of competitive technologies continues to decline, our blue laser technology may not be considered as cost-effective when compared to such competing technologies.*

The growth and profitability of our business is also dependent upon our technology being more cost-effective than competing existing technologies, such as infrared lasers, ultrasonic welding and resistance welding. If the cost of competing existing technologies, declines sufficiently, our laser system may not be considered as cost-effective for potential customers, which would decrease the demand for our products. Such a decrease in demand would materially adversely affect our business, prospects and results of operations.

*Our systems are based on novel technologies to produce blue wavelength lasers, and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.*

The design of our laser systems are based on novel technologies that are deployed in a novel way and will compete with currently existing technologies, such as infrared fiber lasers. Even if our laser systems are superior to existing lasers in terms of welding speed and energy efficiency, potential customers may choose products from our competitors that are based on existing technologies, such as infrared fiber laser technology, due to wider market acceptance and familiarity with such technologies.  Additionally, potential customers who previously invested in alternatives to our laser systems may not deem a transition to our laser systems to be cost effective.  Moreover, given the limited history of our technology, potential customers may be hesitant to make a significant investment in our products, and our business, results of operations, financial condition and prospects could be adversely affected to the extent that customers, for any reason, do not adopt our systems or refuse switching to our systems from the technology they currently employ.  If blue laser technology does not achieve market acceptance then our business and results of operations would be materially adversely affected.

***The average selling prices of our products could decrease over the life of the product, which may negatively affect our revenue and margins.***

The average selling price of our product may decrease over the life of the product, which may reduce our revenue and gross margins.  The average selling price for our products may decline as a result of competitive pricing pressures, promotional programs and customers who are able to negotiate price reductions.  The pricing of our products depends on the specific features and functions of the product, purchase volumes and the level of sales and services support.  We expect competition in our industry to increase in the future.  As we experience pricing pressure, we anticipate that the average selling price and gross margin per product will decrease over product lifecycles.  We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling price, revenue and gross margins at current levels.  Our revenue and gross margin has been and will continue to be affected by a variety of factors including competition, the product mix and average selling price of products, new product introduction, enhancements and the cost of components, overhead absorption and manufacturing labor.  We must manage each of these factors competitively for our gross margins to remain at our desired levels.

***We operate in a highly competitive industry and there is increasing competition.  Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed.***

The markets in which we intend to compete continue to evolve and are highly competitive.  Many of our current and potential competitors are large entities with longer operating histories and in some cases have significantly more financial and other resources, including larger numbers of managerial and technical personnel.  These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies, such as green laser technologies or other technologies yet to be developed.  These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to compete for customers more effectively.

***Our market is characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.***

Our market is subject to rapid innovation and technological change.  While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in industrial welding and 3D printing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications.  Our ability to compete in the industrial welding and 3D printing market depends, in large part, on our success in developing and introducing our products in a timely fashion, in improving our existing products and technology and finding new applications for our technology.  We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive.  However, we may not be able to:

- develop cost-effective new products and technologies that address the increasingly complex needs of prospective customers;

- enhance our existing products and technologies;

- respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;

- adequately protect our intellectual property as we develop new products and technologies;

- identify the appropriate technology or product to which to devote our resources; or

- ensure the availability of cash resources to fund research and development.

Even if we successfully introduce all of the laser welding and powder bed metal printing products currently under development, it is possible that our competitors will develop new products and technologies that will replace our own.  As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors' technological advances, leading to an inability to capture or retain market share, a decline in revenue and adverse effects to our business and prospects.

***Global economic conditions and macro events may adversely affect us.***

In recent years, the United States and other significant markets have experienced cyclical downturns.  This was especially the case as a result of the COVID-19 pandemic and worldwide economic conditions remain uncertain, especially as even localized events may have cascading effects given the degree of interconnectedness of the global economy.  In the current high inflation environment, many central banks are raising interest rates, which may increase the risk of a recession.  The rapid rise in interest rates during 2022, the resulting industry-wide reduction in the fair value of securities portfolios and related bank runs and failures resulted in the takeover by the Federal Deposit Insurance Corporation of two banks in March 2023.  These events have caused volatility in the capital and credit markets and uncertainty with respect to the health of the banking system and financial markets.

Global economic conditions and macro events over which we have no control may adversely affect our industry and our business.  Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities, especially as investment decisions on capital equipment are highly susceptible to changes in global economic factors.

A significant downturn in the domestic or global economy, or increases in the cost of equipment financed with leases or debt, may cause our customers to pause, delay, or cancel spending on our products or seek to lower their costs by exploring alternatives. To the extent purchases of our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular or how global business and political conditions may change. To the extent that general business, economic or political conditions, including overall changes in demand for our products, decline, our business, financial condition and results of operations, including revenues, could be materially adversely affected.

***The laser industry is experiencing declining average selling prices, which could cause our gross margins to decline and harm our operating results.***

Our products may in the future experience a decline in average selling prices ("ASPs") as a result of increased competition, pressure to reduce prices from significant customers and new product and technology introductions. Newer market participants, particularly in China, have reduced and may continue to reduce, prices of competing products to gain market share. If we are required to reduce the ASPs of our products and we are unable to offset such reductions through increasing our unit volumes, reducing manufacturing costs or introducing new or enhanced products with higher margins, our operating results may be adversely affected. In addition, because of our significant fixed costs, we are limited in our ability to reduce total costs quickly in response to any revenue shortfalls. Because of these factors, we may in the future experience material adverse fluctuations in our operating results on a quarterly or annual basis if the ASPs of our products decline.

***If OEM customers and system integrators are reluctant to incorporate our products into their production processes, our financial condition or results of operations may be adversely affected.***

Our existing and potential customers include original equipment manufacturers ("OEM") and system integrators. Our current and future revenues will therefore depend in part upon the ability of our current and potential OEM customers and system integrators to incorporate our laser products into their production processes. The commercial success of such arrangements will depend to a substantial degree on the efforts of these OEM customers and system integrators to develop and market products that are produced using our technologies. Relationships and experience with traditional laser makers, limited marketing resources, reluctance to invest in research and development and other factors affecting these OEM customers and third-party system integrators could have a substantial impact upon our financial results. If OEM customers or integrators are not able to adapt existing tools or develop new production processes to take advantage of the features and benefits of our blue laser technology or if they perceive us to be an actual or potential competitor, then the opportunities to increase our revenues and profitability may be severely limited or delayed.

Furthermore, if our OEM customers or third-party system integrators experience financial or other difficulties that adversely affect their operations, our financial condition or results of operations may also be adversely affected.

**Risks Relating to Litigation and Regulation**

***Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business and results of operations.***

We are subject to laws and regulations enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business.

***Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.***

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation, with governmental agencies and entities as well as private parties, which arise in the ordinary course of business. In addition, since our laser systems are a new type of products in a nascent market, we may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business or sell our products in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can be expensive and time-consuming. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be adversely affected. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.

Furthermore, our predecessor, Tailwind, was a special purpose acquisition company ("SPAC"). SPACs have been subject to increased regulatory oversight and scrutiny, including from the SEC. Any governmental or regulatory investigation or inquiry related to the Business Combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.

***We may be subject to securities litigation, which is expensive and could divert management attention.***

The market price of our Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

***Our manufacturing facilities are subject to various compliance requirements, including Occupational Safety and Health Administration ("OSHA"), and compliance costs could increase as we plan to scale our operations.***

Our manufacturing facilities are subject to numerous federal and state laws and regulations, including those of OSHA, a regulatory agency of the United States Department of Labor. In particular, our facilities are subject to oversight and regulation under local ordinances, building, zoning and fire codes, environmental protection regulation, and other rules and regulations. Though we believe that obtaining and renewing any certificates or licenses required for the operation of our business in compliance with such laws and regulations will be routine, we cannot assure you that we will obtain or renew them in a timely manner. Our failure to hold a given license or certificate, whether by expiration, nonrenewal or modification or termination, may impair our ability to perform our obligations under our customer contracts. Such licenses or certificates may require us to operate in ways that incur substantial compliance costs, particularly as we seek to scale our operations.

The number of laws affecting our business continues to grow and we can give no assurances that we will properly and timely comply with all laws and regulations that may affect us. If we fail to comply with these laws and regulations, we may be subject to legal penalties, which would adversely affect our business, prospects, and results of operations.

***Laws, regulations and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant.***

We are subject to various laws regarding privacy, information security and data protection. In particular, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and information security, and it may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. For example, the European Union's General Data Protection Regulation, or GDPR, and similar legislation adopted in the U.K., impose stringent data protection requirements and provides for significant penalties for noncompliance. In the United States, California has enacted legislation, the California Consumer Privacy Act, or CCPA, that, among other things, requires covered companies to provide disclosures to California consumers, and afford such consumers abilities to opt-out of certain sales of personal information.

Additionally, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 2020 election. The CPRA significantly modifies the CCPA, creating obligations relating to consumer data which began on January 1, 2022, with enforcement anticipated to commence July 1, 2023. Additionally, other U.S. states continue to propose, and in certain cases adopt, privacy-focused legislation that maintains similarities to the CCPA and CPRA. The U.S. federal government also is contemplating privacy legislation. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and the regulatory landscape regarding privacy, data protection, and data security is likely to remain uncertain for the foreseeable future. We expect to be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs in the future, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any actual or perceived inability to adequately address privacy and security concerns or to comply with applicable laws, rules, regulations, and other actual or asserted obligations relating to privacy, data protection, and information security could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, and have an adverse effect on our business, prospects, results of operations, financial position and reputation.

***Our business may depend on the continued availability of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. The reduction, modification, or elimination of government economic incentives, particularly in the defense and research sectors, and tax policies could cause our revenue to decline and harm our financial results.***

The U.S. federal government and some foreign, state and local governments provide incentives to end users in the form of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. Our business may rely on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of our laser systems to our customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Changes in the availability of rebates, tax credits, and other financial programs and incentives could reduce demand for our laser systems, impair sales financing, and adversely impact our business results.

***Unanticipated changes in tax laws may affect future financial results.***

Nuburu is a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide operations. Our principal operations and certain potential customers are located in the United States, and as a result, the Company is subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on the Company's business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the Company.

In recent years, the federal government has made significant changes to U.S. tax laws, including through the Tax Cuts and Jobs Act of 2017 (the "Tax Act") and the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. The Company may be subject to the new excise tax with respect to any redemptions of our Preferred Stock. Further, the current administration had previously set forth several tax proposals that would, if enacted, make further significant changes to U.S. tax laws (including provisions enacted pursuant to the Tax Act). Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iii) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider some or all of these proposals in connection with additional tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability. Investors are urged to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of holding our securities.

Significant judgment is required in determining our provision and our valuation allowance for income taxes and other tax liabilities. Although we believe that our tax provisions are reasonable, there can be no assurance that the final determination of any tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. To the extent we are required to pay amounts in excess of our reserves, such differences could have a material adverse effect on our consolidated statement of income for a particular future period. In addition, an unfavorable tax settlement could require use of our cash and result in an increase in our effective tax rate in the period in which such resolution occurs.

Additionally, although we currently primarily operate in the United States, we will seek to expand our business operations internationally to other markets including, but not limited to, Europe and in Asia. Any international expansion of our business could subject our business to tax risks associated with international operations. For example, tax compliance in various jurisdictions, some of which may have potentially conflicting tax laws, and all of which are subject to change, potentially with retroactive effect, could result in materially higher cash tax liabilities for our business. The tax laws in jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations may not act together in a coordinated fashion, which could also result in material incremental taxes for our business. Moreover, an expansion of our business internationally also creates risks that our business could have a taxable presence in jurisdictions where we are not filing tax returns. Taxing authorities, both domestically and internationally, have become increasingly aggressive regarding asserting that companies have a taxable presence in jurisdictions, and our business could face these risks in connection with the internal expansion of our business.

***We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations that could negatively affect our business and may change due to diplomatic and political considerations outside of our control.***

We expect to ship our products to countries throughout the world. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are subject to limitations on or are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Belarus, Cuba, Iran, Syria, North Korea, Russia and certain occupied territories in Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

We are committed to doing business in accordance with applicable anti-corruption laws and regulations and with applicable trade restrictions. If we engage independents sales representatives or distributors for our products or enter into strategic partnerships, we face the risk that such persons or entities and their respective officers, directors, employees and agents may take action determined to be in violation of such laws and regulations. Any violation by any of these persons could result in substantial fines, sanctions, civil or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our operating results, even where we had no control over such persons or our control was limited. In addition, actual or alleged violations could damage our reputation and ability to do business.

***We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results.***

We are subject to federal, state, and local environmental laws and regulations and may become subject to environmental laws in foreign jurisdictions in which we may operate or into which we ship our products. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, environmental laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability on several grounds including for the investigation and cleanup of contaminated soil and ground water, for building contamination, for impacts to human health and for damages to natural resources. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our current and future customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a customer's buying decision. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

***The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.***

The Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company, dated September 9, 2020, pursuant to which the Public Warrants were issued (as it may be amended, supplemented or otherwise modified from time to time, the "Warrant Agreement") provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. Under the Warrant Agreement, we also agree that we will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a "foreign action") in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder's counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

**Risk Relating to Intellectual Property**

***We may be unable to protect, defend, maintain or enforce our intellectual property rights for the intellectual property on which our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, potentially adversely affecting our growth and success.***

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our intellectual property is critical to our business and although we have taken many protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We have already and expect to continue to incur substantial expense and costs in protecting, enforcing and defending our intellectual property rights against third parties. Future litigation relating to protecting our rights could be time consuming and expensive. We rely primarily on patent, copyright, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States or may even formally or tacitly encourage the piracy of foreign intellectual property. As a result, we may not be able to protect our proprietary rights adequately abroad.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. We may not be successful in protecting our proprietary rights, and unauthorized parties may be able to obtain and use information that we regard as proprietary.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent, or denial or the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products.

Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

- any of our pending patent applications will issue as patents;

- we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

- we were the first to make the inventions covered by each of our patents and pending patent applications;

- we were the first to file patent applications for these inventions;

- others will not develop similar or alternative technologies that do not infringe our patents;

- others will not assert an ownership interest in our patents;

- any of our patents will be found to ultimately be valid and enforceable;

- any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies or products that are separately patentable; or

- our commercial activities or products will not infringe upon the patents of others.

Even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

***We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time consuming and costly to defend, and could result in substantial liability.***

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future allege are infringed by our products or services. These companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking royalties, lost profits, treble damages, attorney fees and injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling or using our products that incorporate the challenged intellectual property;

- pay substantial damages, including lost profits of the holder of the intellectual property rights (as well as, increased damages up to treble damages and attorneys' fees if our infringement is determined to be willful);

- obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all; or

- redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation, whether to protect our intellectual property to defend against the claims of others, whether or not valid, could harm our reputation, result in substantial costs and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business.

We may also license technology from third parties and incorporate components supplied by third parties into our products, which could result in our having to incur significant costs. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. We may in the future face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may in some cases seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers' resources may be unavailable or insufficient to cover our costs and losses.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. However, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

***Our patents and, patent applications if issued, may not provide adequate protection to create a barrier to entry. The provisional and non-provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling products similar to ours.***

We continue to have several patent applications pending and we cannot be certain that our pending patent applications will result in issued patents or that any of our already issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain and can vary from country to country. As a result, we cannot be certain that the patent applications that we intend to file will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Even if a lapse is cured, reviving the patent or application, there is a risk that the revival can be challenged by third parties in proceeding and litigation, and that the revival can be overruled. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, our prospects, and our operating results.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Our general requirement that our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology assign or grant similar rights to their inventions to us may not fully protect us from intellectual property claims.

Additionally, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, that such agreements will adequately protect us, or that they will not be breached, for which we may not have an adequate remedy.

We may also become involved in other proceedings, such as reexamination, inter parties review, post grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

*We may not be able to protect our intellectual property rights throughout the world.*

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or trade names in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States.

Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks in those jurisdictions, as well as elsewhere at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

*Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights.*

Changes in either the patent laws or in interpretations of patent laws in the United States may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. In addition, a third party that files a patent application before us could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our products or services or invent any of the inventions claimed in our or our licensor's patents or patent applications.

Third parties may also submit prior art to the United States Patent and Trademark Office ("USPTO") during patent prosecution, which could adversely affect our ability to obtain a patent and it is also possible for third parties to challenge granted patents through Patent Office proceedings such as post-grant review, inter partes review and derivation proceedings. A lower evidentiary standard is imposed in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim. As such, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents could have a material adverse effect on our business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

***We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.***

Many of our employees and consultants were previously employed at or engaged by other laser companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Our efforts to ensure that our employees and consultants do not use the intellectual property, proprietary information, know how or trade secrets of others in their work for us may not be successful, and we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

***If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.***

In addition to patent protection, we also rely on protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. The protections we place on our intellectual property or other proprietary rights may not be sufficient. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

**Other Risks**

***Cyber-attacks and other disruptions, security breaches and incidents could have an adverse effect on our business, harm our reputation and expose us to liability.***

Computer malware, viruses, physical or electronic break-ins and similar disruptions and security breaches or incidents could lead to interruption and delays in our services and operations and loss, misuse or theft of data, financial information and Company funds. Computer malware, viruses, ransomware and other malicious code, and hacking and phishing attacks have become more prevalent and may occur on our systems in the future. Threats to and vulnerabilities in our systems and infrastructure and those of our third party service providers may result from human error, fraud or malice on the part of our employees or third-party service providers or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Attempts by cyber attackers or others to disrupt our services or systems or those of our third-party service providers, as well as employee or service provider error or malfeasance, technical failures, or other causes of security breaches and incidents could harm our business, result in a loss of intellectual property, result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Efforts to prevent cyber attackers from entering and disrupting computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party service providers. Despite the security measures that we and our service providers utilize, our infrastructure and that of our service providers may be vulnerable to physical break-ins, ransomware, computer viruses, other malicious code attacks by hackers, phishing attacks, social engineering, or similar disruptive problems. Though it is difficult to determine what, if any, harm may directly result from any specific interruption, attack or other security breach or incident, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses and liabilities, harm our reputation, brand and ability to attract customers.

As our business and the number of employees grows, the possibility of human error leading to information technology incidents will also increase. Our information technology systems may also not be adequate to support our operations and may introduce opportunities for security breaches and incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to systems, to misappropriate funds, and result in unauthorized access to, or unauthorized use, acquisition, disclosure, loss, corruption, or other processing of personal, confidential, or other sensitive information. Increases in remote work have increased cybersecurity risks, and acts by Russia and associated actors in connection with the conflict between Russia and Ukraine could include cyber-attacks that could disrupt the economy more generally or that could also impact our operations directly or indirectly. We and our third-party service providers also may face difficulties or delays in identifying, responding to, and otherwise mitigating security breaches and incidents, and we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and otherwise remediating or responding to any such breach or incident, and litigating and resolving regulatory investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel.

Costs, expenses, and other liabilities relating to any actual or perceived disruption or security breach or incident may not be covered adequately by insurance, and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

***Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.***

We are vulnerable to natural disasters and significant disruptions including floods, earthquakes, fires, hail storms, snow storms, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, such as the COVID-19 pandemic, acts of terrorism, war or disruptive political events where our facility is located, or where are third-party suppliers' facilities are located, power shortages and blackouts and aging infrastructures. Furthermore, climate change appears to have increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to fulfill our customer contracts or damage our reputation, which would have a material adverse effect on our business, financial condition and results of operations.

***Our financial condition and results of operations as well as those of potential customers could be adversely affected by epidemics, pandemics and other outbreaks such as the COVID-19 pandemic, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.***

We face various risks related to epidemics, pandemics, and other outbreaks. For example, in an effort to contain and mitigate the spread of COVID-19, many countries, including the United States and other of our target markets, imposed unprecedented restrictions on travel and business operations and experienced business closures and a substantial reduction in economic activity. Subsequently, national, state and local governments alternated between the lifting of these restrictions and then reimposing them from time to time in part or in full.

Our operations and performance depend significantly on global and regional economic conditions, and the COVID-19 pandemic, together with the measures taken in response to the COVID-19 pandemic, has had a significant negative effect on global and regional economies.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, travel restrictions, social distancing requirements or other governmental or business disruptions, global unemployment rates, the distribution of vaccines and vaccination rates, waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the emergence of additional COVID-19 variants, including vaccine-resistant strains, and the effectiveness of actions taken in the United States and other countries to prevent, contain, and treat the disease.

New epidemics, pandemics or outbreaks of novel diseases may arise at any time. If such epidemics, pandemics or other outbreaks or a worsening of the COVID-19 pandemic were to occur that result in business disruptions, and if we are unable to recover from such business disruptions on a timely basis, our financial condition and results of operations may be materially adversely affected. We may also incur additional costs due to delays caused by such epidemics, pandemics or other outbreaks, which could adversely affect our financial condition and results of operations.

***Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.***

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

***We may engage in a wide array of potential strategic transactions, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.***

As part of our business strategy, we may engage in a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets, and strategic investments that complement our business, such as to accelerate our presence in the 3D printing metal systems market. Any such transactions may involve numerous risks, which could harm our business and negatively affect our financial condition and results of operations. There is no assurance that any transaction undertaken will result in a completed transaction, despite the time and resources expended. Furthermore, if we do complete such transactions, they may not translate into successful business opportunities and we may not realize the benefits or synergies we had anticipated. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such transactions, each of which could affect our financial condition or the value of our capital stock, result in dilution to our equity holders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would impede our ability to manage our operations. The direct costs of these transactions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the ordinary functioning of our business and adversely affect our operating results.

In addition, we may issue up to $100,000,000 of Common Stock from time to time over a 48-month period under the Lincoln Park Purchase Agreement. Holders of Common Stock will experience dilution in connection with any issuances of Common Stock under the Lincoln Park Purchase Agreement. Pursuant to the Lincoln Park Purchase Agreement, the Company issued to Lincoln Park in connection with the Closing 200,000 shares of Common Stock in consideration for entering into the Lincoln Park Purchase Agreement and an additional 400,000 shares of Common Stock on March 2, 2023, representing the number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share (the price was deemed to be $5.00 per share). Holders of Common Stock experienced dilution in connection with the issuances of such commitment shares to Lincoln Park and will experience further dilution upon conversion of shares of Preferred Stock (including those already issued at Closing or those that may yet be issued in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan and the Company's election to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement). Such dilution or any decline in the prevailing market price of our Common Stock, whether due to the foregoing or due to sales by holders of Common Stock, may limit our ability to use our securities in connection with a potential strategic transaction or may require increased dilution in the event that we pursue a potential strategic transaction using our securities to pay for such transaction.

***Negative publicity could result in a decline in our growth and have a material adverse effect on our business, our brand and our results of operations.***

We have invested and will continue to invest in our brand. We believe that maintaining and enhancing our brand identity is critical to our relationships with existing partners and customers, and to our ability to attract new partners and customers. Our ability to compete for and maintain partnerships relies to a large extent on our partners and customers' trust in our business and the value of our brand. The failure or perceived failure to maintain our brand could adversely affect our brand value, financial condition and results of operations. Negative publicity can adversely affect our reputation and damage our brand, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, employee claims of discrimination or harassment, product failures, existing or future litigation or regulatory actions, inadequate protection of customer information, data breaches, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, and media coverage, whether accurate or not. Negative publicity or allegations of unfavorable business practices, poor governance, or workplace misconduct can be rapidly and widely shared over social or traditional media or other means, and could reduce demand for our products, undermine the loyalty of our customers and impact our partnerships, reduce our ability to recruit and retain employees, or lead to greater regulatory scrutiny of our operations. In addition, we and our officers, directors and employees may be, named or otherwise involved in litigation or claims, including employment-related claims such as workplace discrimination or

harassment, which could result in negative publicity or adversely impact our business, even if we are ultimately successful in defending against such claims.

**Risks Relating to Being a Public Company**

***A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.***

We consummated the Business Combination in January 2023, and accordingly, the common stock of the combined company has traded publicly for only a limited period of time because we were a "blank check" company prior to the Business Combination and Legacy Nuburu was privately held. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports, among many other factors, including those described below under the heading "*— The Company's stock price may change significantly and you could lose all or part of your investment as a result.*" Additionally, if our securities are not listed on, or become delisted from, NYSE American for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the price of our common stock could decline and the liquidity of our securities may be more limited than if we were quoted or listed on NSYE American or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

***Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.***

Our quarterly results of operations and key metrics may vary significantly in the future, given our long sales cycles, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations and key metrics include, without limitation, those listed elsewhere in this Annual Report on Form 10-K and:

- our ability to generate revenue from new product launches;
- our ability to expand our number of customers and sales;
- our ability to hire and retain employees;
- the timing of expenses and recognition of revenue;
- the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, as well as international expansion;
- changes in our pricing or those of our competitors;
- changes in the competitive dynamics of our industry, including consolidation among competitors;
- changes in laws and regulations that impact our business;
- the timing of expenses related to any future acquisitions, including our ability to successfully integrate, and fully realize the expected benefits of, any completed acquisitions;
- health epidemics or pandemics, such as the COVID-19 pandemic;
- civil unrest and geopolitical instability; and
- general political, economic, and market conditions.

***We will incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.***

We will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect will increase further after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE American and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will be required to devote a substantial amount of time to compliance with these requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, we may need to create new board committees and adopt new internal controls and disclosure controls and procedures. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations, including our reporting requirements under the Exchange Act, will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings or regulatory investigations, and may cause reputational damage. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

***We are an "emerging growth company," and our election to comply with the reduced disclosure requirements as a public company may make our Common Stock less attractive to investors.***

For so long as we remain an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC's internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of our Common Stock. We will cease to be an "emerging growth company" upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of our IPO).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Common Stock less attractive as a result, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

***If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.***

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of NYSE American's listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, Tailwind identified a material weakness in Tailwind's internal control over financial reporting related to its control around the interpretation and accounting for certain complex financial instruments, which has since been remediated. As a result of this material weakness, Tailwind concluded that Tailwind's internal controls over financial reporting were not effective as of December 31, 2020 and December 31, 2021. This material weakness resulted in a material misstatement of Tailwind's warrant liabilities, change in fair value of warrant liabilities, Class A Common Stock subject to possible redemption, additional paid-in capital, accumulated deficit and related financial disclosures for the fiscal years ended December 31, 2020 and December 31, 2021 and for the quarterly periods ended September 30, 2020, March 31, 2021, June 30, 2021 and September 30, 2021 (the "Affected Periods"). To respond to this material weakness, Tailwind devoted significant effort and resources to the remediation and improvement of Tailwind's internal control over financial reporting. The material weakness was remediated during the quarter ended June 30, 2022.

If other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our securities to decline.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by management in its internal control over financial reporting. Our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting depending on our reporting status. We are required to disclose changes made in our internal control and procedures on a quarterly basis.  To continue to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.  In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NYSE American.

***Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.***

We prepare our financial statements in accordance with GAAP in the United States, which are subject to interpretation or changes by the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles.  New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results.  Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

***Our management has limited experience in operating a public company.***

Our executive officers have limited experience in the management of a publicly traded company.  Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to revenue producing activities and the management and growth of our business, adversely affecting our ability to attract or take advantage of business opportunities.  Our management team may not be successful or effective in managing a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.  The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected.  It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

***The Company is a "controlled company" within the meaning of the rules of NYSE American and, as a result, qualifies for, and could rely on, exemptions from certain corporate governance requirements.***

As of immediately following the consummation of the Business Combination, the Anzu Investors had beneficial ownership of a majority of our outstanding Common Stock.  As a result, we were considered a "controlled company" within the meaning of the corporate governance standards of NYSE American at such time.  Currently, under the rules of NYSE American, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may be exempt from certain stock exchange corporate governance requirements, which, generally, include the following:

- the requirement that a majority of the board consist of independent directors;

- the requirement that the company's nominating and corporate governance committee consists entirely of independent directors; and

- the requirement that the company's compensation committee consists entirely of independent directors.

Though we currently do not intend to take advantage of any "controlled company" exemptions even if we are deemed to be a "controlled company," if we were to elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American corporate governance requirements.

***The redemption of our Preferred Stock may require a significant amount of cash and may result in adverse tax consequences.***

Pursuant to the Certificate of Designations, on January 31, 2025, which is the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price ("VWAP") of Common Stock, then we will convert all outstanding shares of our Preferred Stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash.  Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of Preferred Stock we may be required to redeem. In connection with any such redemption, we may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any Preferred Stock redeemed.  The redemption of the Preferred Stock and the payment of any excise tax could adversely affect the Company's business, financial position and results of operations.  In the event our assets are not sufficient to meet our redemption obligations, this could have a significant adverse effect on our reputation, business, financial condition, growth and ability to accomplish our strategic objectives.

**Risks Relating to Ownership of our Securities**

***Our Common Stock is subordinated to our Preferred Stock.***

In connection with the Closing, the Company declared an issuance of shares of Preferred Stock to our holders of record of Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Legacy Nuburu who waived such stockholders' entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (provided that such waiver did not apply with respect to shares of Common Stock received as a result of the conversion of any Company Note) and (b) the Sponsor, which waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement), with one share of Preferred Stock being issued in respect of each such share of Common Stock (the "Preferred Stock Issuance").  Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of

Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of Preferred Stock. Such Preferred Stock is convertible into shares of Common Stock at any time at the holder's option, and in certain circumstances at the Company's option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations. As described in the Certificate of Designations, shares of Preferred Stock rank senior to shares of Common Stock, with respect to rights on the distribution of assets in any voluntary or involuntary liquidation, dissolutions or winding up of the affairs of the Company.

***Shares of our Preferred Stock may be subordinate to any senior preferred stock we may issue and to any future indebtedness.***

We may, subject to approval by the majority of the holders of the shares of our Preferred Stock, issue equity or debt securities that rank senior or pari passu to the rights of our Preferred Stock. If we were to issue any such equity or debt securities, the shares of our Preferred Stock may rank junior to such securities with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, as well as to all creditor claims and other non-equity claims against us and our assets available to satisfy claims on it, including claims in a bankruptcy or similar proceeding.

***At the two-year anniversary of the Preferred Stock Issuance, we will be obligated to redeem shares of our Preferred Stock for cash. There can be no guarantee that we will have funds available to make this redemption.***

Pursuant to the Certificate of Designations, on January 31, 2025, the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price ("VWAP") of our Common Stock, then we will convert all outstanding shares of our Preferred stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash. In addition, upon any conversion at any time that would result in the holders beneficially owning greater than 9.99% of our voting stock outstanding as of the conversion date or any individual holder beneficially owning Common Stock in excess of the maximum number of shares of Common Stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall also be paid in cash, based on an amount per share of Common Stock equal to the last reported price per share of the Common Stock on the trading day immediately preceding the conversion date. We intend to satisfy these obligations through legally available funds, through proceeds from the potential issuance of shares to Lincoln Park, pursuant to the Lincoln Park Purchase Agreement, or otherwise available for use following consummation of the Business Combination. However, there can be no guarantee that we will have sufficient funds available to meet these obligations. In addition to being required to pay such amounts as owing pursuant to these obligations, we may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any Preferred Stock redeemed. The redemption of the Preferred Stock and the payment of any excise tax could adversely affect our business, financial position and results of operations, and in the event our assets are not sufficient to meet our redemption obligations, the amounts distributed to such holders would be paid out on a pro rata basis.

***NYSE American may delist the Company's securities from trading on its exchange, which could limit investors' ability to make transactions in its securities and subject the Company to additional trading restrictions.***

The Company's Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols "BURU" and "BURU WS", respectively. In order to continue listing its securities on the NYSE American, the Company is required to maintain certain financial, distribution and stock price levels. In addition to the listing requirements for the Common Stock, the NYSE American imposes listing standards on the Public Warrants. We cannot assure you that the Company will be able to continue to meet those listing requirements.

If the NYSE American delists the Company's securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that the Common Stock is a "penny stock" which will require brokers trading in Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Since the Company's Common Stock and Public Warrants are listed on NYSE American, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if the Company was no longer listed on a securities exchange, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

***If our Common Stock is delisted from trading, the ability of holders of Preferred Stock to transfer or sell their shares of our Preferred Stock may be limited and the market value of our Preferred Stock will likely be materially adversely affected.***

The Preferred Stock does not contain provisions that are intended to protect the holders of our Preferred Stock if our Common Stock is delisted from trading on the NYSE American. Accordingly, if our Common Stock is delisted from trading on NYSE American and we are unable to have our Common Stock listed on another securities exchange, the ability of holders of our Preferred Stock to transfer or sell their shares may be limited and the market value of our Preferred Stock will likely be materially adversely affected.

***The Company's stock price may change significantly and you could lose all or part of your investment as a result.***

The trading price of the Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed above and the following, to the extent not already stated:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of the Company's competitors;

- the impact of the COVID-19 pandemic and its effect on the Company's business and financial conditions;

- changes in expectations as to the Company's future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by the Company or its competitors;

- announcements by the Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- any significant change in the Company's management;

- changes in general economic or market conditions, including rising interest rates, instability in the banking sector and the financial markets, or trends in the Company's industry or markets;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company's business;

- future sales of Common Stock or other securities;

- investor perceptions or the investment opportunity associated with Common Stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by the Company or third parties, including the Company's filings with the SEC;

- litigation involving the Company, the Company's industry, or both, or investigations by regulators into the Company's operations or those of the Company's competitors;

- guidance, if any, that the Company provides to the public, any changes in this guidance or the Company's failure to meet this guidance;

- the development and sustainability of an active trading market for the Company's stock;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, pandemics, hostilities or the perception that hostilities may be imminent, military conflict and war, such as the war in Ukraine, acts of terrorism, sanctions or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Common Stock, regardless of the Company's actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Company's business regardless of the outcome of such litigation.

***There is no public market for our Preferred Stock.***

There is no established public trading market for our Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply to list our Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq. Without an active market, the liquidity of our Preferred Stock will be limited.

***Because there are no current plans to pay cash dividends on our Common Stock or Preferred Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid.***

We intend to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Common Stock or our Preferred Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders and us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future indebtedness we may incur. As a result, you may not receive any return on an investment in our Common Stock unless you sell shares for a price greater than that which you originally paid.

***If securities analysts do not publish research or reports about the Company's business or if they downgrade the Company's stock or the Company's industry, the Company's stock price and trading volume could decline.***

The trading market for Common Stock will rely in part on the research and reports that industry or financial analysts publish about the Company or its business. The Company will not control these analysts. In addition, some financial analysts may have limited expertise with Nuburu's model and operations. Furthermore, if one or more of the analysts who do cover the Company downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of the Company's stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, the Company could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

***Future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain selling securityholders still may receive significant proceeds.***

The sale of shares of Common Stock or Public Warrants in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Common Stock and Public Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

On February 7, 2023, we filed a registration statement on Form S-1 (File No. 333-269610) (the "Resale S-1"), pursuant to which the selling securityholders named therein (the "Selling Securityholders") can sell up to 36,629,724 shares of Common Stock and up to 2,235,279 shares of Preferred Stock, representing substantially all of our shares of Common Stock outstanding as of the Closing Date (and representing approximately 65.0% of our shares of Common Stock when assuming the exercise in full of all of the Public Warrants and after giving effect to the issuance of (i) all of the Underlying Common Shares (as defined therein), (ii) the Private Placement Common Shares (as defined therein) and (iii) the Additional Commitment Shares (as defined therein)) and the large majority of our shares of Preferred Stock outstanding as of the Closing Date (and representing approximately 73.6% of our shares of Preferred Stock outstanding after giving effect to the issuance of the Private Placement Preferred Shares (as defined therein)). Certain of these shares of Common Stock were purchased at prices that were significantly below the current trading price of our Common Stock and the sale of such shares could result in the Selling Securityholder realizing a significant gain. The Sponsor paid an aggregate of $25 thousand, or a weighted average price per share of approximately $0.03 for the 950,000 Private Shares the Sponsor currently holds. Certain former stockholders of Legacy Nuburu, including our officers and directors paid an aggregate of $60.0 million, or a weighted average price per share of approximately $1.95 for the 30,298,320 shares they acquired in connection with the closing of the Business Combination (the "Business Combination Shares").

Even if our trading price is significantly below the price of our Common Stock at the time of the closing of the Business Combination, certain of the Selling Securityholders, including the Sponsor and certain Legacy Nuburu stockholders, may still have an incentive to sell shares of Common Stock because they purchased the shares at prices lower than the current trading price of our common stock and may profit substantially even under circumstances in which other stockholders may experience losses in connection with their investment. For example, based on the closing price of our common stock of $4.85 on February 1, 2023, the Sponsor would experience a potential profit of up to approximately $4.82 per share, or up to approximately $4.6 million in the aggregate, if they sold their shares at that price, and certain former stockholders of Legacy Nuburu, including our officers and directors would experience a potential profit of up to approximately $2.90 per share, or up to approximately $87.8 million in the aggregate. Public stockholders that purchased shares of Class A Common Stock prior to the Business Combination may have paid more than the Sponsor, other holders of the Private Shares, or holders of our Business Combination Shares for their shares and would not expect to see a positive return unless our stock price appreciates above the price at which such stockholders purchased their shares.

As of the Closing Date, approximately 94% of our outstanding shares of Common Stock are subject to certain lock-up restrictions described in the Resale S-1. Sales of our Common Stock following the expiration of these lock-up restrictions or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the market price of our Common Stock to decline if such equity holders sell or are perceived by the market as intending to sell any such securities, and make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate.

The Anzu Investors, who immediately following the Closing owned 18,345,111 shares of Common Stock collectively (amounting to approximately 55.7% of the outstanding shares of Common Stock as of the Closing Date) and 1,081,361 shares of Preferred Stock (amounting to approximately 38.0% of the outstanding shares of Preferred Stock), entered into an agreement (the "10b5-1 Sales Plan") with Tigress Financial Partners, LLC ("Tigress") pursuant to Rule 10b5-1 under the Exchange Act and amended it on March 10, 2023. The 10b5-1 Sales Plan relates to all of the shares of Common Stock received by the Anzu Investors at Closing. It does not relate to any shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the employee, director, officer or affiliated stockholder when entering into the plan, without further direction from the employee, officer, director or affiliated stockholder. Pursuant to the 10b5-1 Sales Plan, Tigress is authorized, within price and volume restrictions set forth therein, to sell up to 18,345,111 shares of Common Stock, representing all of the shares of Common Stock received by the Anzu Investors at Closing, during the period (the "Plan Period") commencing on the later of (i) the first regular trading day following the date that is 30 days following the date of the amendment of the 10b5-1 Sales Plan and (ii) the first regular trading day after the effectiveness of the Resale S-1 and terminating on the earliest of (i) the date on which Tigress is required to terminate sales under the 10b5-1 Sales Plan pursuant to the terms thereof, (ii) December 29, 2023, and (iii) the date that the aggregate number of shares of Common Stock sold under the 10b5-1 Sales Plan results in no remaining shares of Common Stock available for Tigress to sell. Each Anzu Investor is obligated to pay Tigress $0.0125 per share of Common Stock sold for the account of such Anzu Investor. Each Anzu Investor, severally and not jointly, agreed, subject to customary exceptions, to indemnify and hold harmless Tigress and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities arising out of or attributable to Tigress's actions taken or not taken in compliance with the 105-1 Sales Plan or arising out of or attributable to any breach by such Anzu Investor of the 10b5-1 Sales Plan (including such Anzu Investor's representations and warranties in the 10b5-1 Sales Plan) or any violation by such Anzu Investor of applicable laws or regulations. The 10b5-1 Sales Plan may be terminated upon the violation of the Company's insider trading policies, upon the issuance of a stop order by the SEC suspending the effectiveness of the Resale S-1, and with respect to any given Anzu Investor upon one day's prior written notice by such Anzu Investor. The sale of such shares of Common Stock in the public market pursuant to the 10b5-1 Sales Plan, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or to utilize all or part of the Lincoln Park Purchase Agreement, particularly at the higher Regular Purchase Share Limits (as defined in the Lincoln Park Purchase Agreement). If the Anzu Investors make sales during the 180 days following the Closing Date and the Company chooses to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, the issuance of such shares of Preferred Stock may cause the market price of the Common Stock to decline in anticipation of the Company's obligation to redeem such shares upon the two-year anniversary. If such shares are not redeemed but instead are converted into Common Stock, this may result in dilution to the interests of other holders of Common Stock.

In addition, we have reserved a total of up to 8,327,424 shares of our Common Stock for future issuance under the Nuburu, Inc. 2022 Equity Incentive Plan (the "Equity Incentive Plan") and the Nuburu, Inc. 2022 Employee Stock Purchase (the "ESPP"), which will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock issued pursuant to our equity plans. Such registration statement on Form S-8 will be automatically effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to the provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable.

In addition, pursuant to the Registration Rights Agreement by and among the Company, Legacy Nuburu and Lincoln Park, dated as of August 5, 2022 (the "Lincoln Park Registration Rights Agreement"), the Company was required to file the Lincoln Park Registration Statement with the SEC within 30 days following the Closing; however, Lincoln Park granted a waiver permitting us to file such registration statement within 30 days of the date the Resale S-1 has been declared effective by the SEC. After the Lincoln Park Registration Statement becomes effective, if and when the Company does issue Common Stock to Lincoln Park, Lincoln Park may resell all, some or none of such shares at any time or from time to time in its discretion, subject to compliance with applicable securities laws and the Lincoln Park Purchase Agreement. Therefore, issuances to Lincoln Park by the Company could result in substantial dilution to the interests of other holders of Common Stock. Additionally, the issuance of a substantial number of Common Stock to Lincoln Park, or the anticipation of such issuances, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at prices that it might otherwise wish to effect such sales.

In the future, the Company may also issue its securities in connection with investments or acquisitions. The amount of shares of Common Stock issued in connection with an investment or acquisition could constitute a material portion of the Company's then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the Company's stockholders.

### Anti-takeover provisions in our Governing Documents could delay or prevent a change of control.

Certain provisions of our Governing Documents may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company's stockholders.

These provisions, among other things:

- provide for a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the Company's board of directors are elected at one time;

- authorize the Company's board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing Common Stock;

- do not permit stockholders to call special meetings of stockholders;

- do not permit stockholders to fill vacancies on the Company's board of directors;

- provide for advance notice requirements for nominations for election to the Company's board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

- permit the Company's board of directors to establish the number of directors;

- provide that the Company's board of directors is expressly authorized to make, alter or repeal the Bylaws;

- provide that stockholders can remove directors only for cause and only upon the approval of not less than a majority of all outstanding shares of the Company's voting stock;

- require the approval of not less than two-thirds of all outstanding shares of voting stock to amend specific provisions of the Bylaws and the Certificate of Incorporation; and

- limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, the Company will be subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of the Company.

These anti-takeover provisions could make it more difficult for a third-party to acquire the Company, even if the third party's offer may be considered beneficial by many of the Company's stockholders. As a result, the Company's stockholders may be limited in their ability to obtain a premium for their shares.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause the Company to take other corporate actions you desire.

*Holders of our Preferred Stock have extremely limited voting rights.*

Except for certain consent rights on matters set forth in the section entitled "*Preferred Stock — Series A Preferred Stock — Voting Rights*" in Exhibit 4.5 to this Annual Report on Form 10-K, the holders of our Preferred Stock will not be entitled to vote at or receive notice of any meeting of stockholders.

*The Company's stockholders will experience dilution as a result of the issuance of Common Stock (i) to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, (ii) under the Equity Incentive Plan, (iii) under the ESPP, (iv) pursuant to the exercise of outstanding options, (v) to holders of Preferred Stock upon the conversion of their shares of Preferred Stock or (vi) pursuant to the future exercise of Public Warrants. Having a minority share position may reduce the influence that our current stockholders have on the management of the Company.*

Upon satisfaction of certain conditions, the Company may also direct Lincoln Park to purchase up to an aggregate of $100,000,000 of Common Stock. Holders of Common Stock will experience dilution in connection with any issuances of Common Stock under the Lincoln Park Purchase Agreement.

In addition, certain of Nuburu's current and former employees, directors and consultants hold outstanding options, and certain of Nuburu's current and future employees, directors and consultants are expected to be granted equity awards and purchase rights under the Equity Incentive Plan and the ESPP, as applicable. Holders of Common Stock will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Common Stock. The Preferred Stock may be converted into shares of Common Stock at the election of the stockholder or the Company, subject to certain conditions set forth in the Certificate of Designations (see the section entitled "*Preferred Stock*" in Exhibit 4.5 to this Annual Report on Form 10-K). If shares of Preferred Stock are converted into shares of Common Stock, holders of Common Stock will incur immediate dilution.

Common Stock ownership may also be substantially diluted by the exercise of Public Warrants.

The issuance of additional Common Stock will significantly dilute the equity interests of existing holders of the Company securities and may adversely affect prevailing market prices for our Common Stock or Public Warrants. Such dilution may also reduce the influence that you may have on the management of the Company through the matters that are presented for voting to the Company's stockholders.

*The Company may amend the terms of its warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 65% of the then outstanding Public Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.*

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, the Company may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although the Company's ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding warrants is broad, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a warrant.

*The Company may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.*

The Company has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption and provided certain other conditions are met. Shares of the Common Stock have never traded above $18.00 per share. If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.

The Company will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, the Company may redeem outstanding warrants after they become exercisable for $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Common Stock determined based on the redemption date and the fair market value of the Common Stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of shares of common stock received is capped at 0.361 shares of Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

We have no obligation to notify holders of the warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event we decide to redeem the warrants, we are required to mail notice of such redemption to the registered warrant holders not less than 30 days prior to the redemption date.

***Warrants will become exercisable for our Common Stock and our Preferred Stock will be convertible into Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.***

Outstanding warrants to purchase an aggregate of 16,710,785 shares of our Common Stock will become exercisable thirty (30) days after Closing. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of Common Stock (for more on information on the Warrants, see the section entitled "*Warrants*" in Exhibit 4.5 to this Annual Report on Form 10-K). Additionally, our Preferred Stock will be convertible into shares of our Common Stock at any time at the holder's option, and in certain circumstances at our option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations (for more on information on the Preferred Stock, see the section entitled "*Preferred Stock*" in Exhibit 4.5 to this Annual Report on Form 10-K). Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of our Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of our Preferred Stock.

To the extent such warrants are exercised or such shares of our Preferred Stock are converted, additional shares of Common Stock will be issued, which will result in dilution to our then current holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

***The future exercise of registration rights may adversely affect the market price of Common Stock.***

Certain of our stockholders have registration rights for restricted securities. In connection with entry into the Business Combination Agreement, the Company entered into that certain Amended and Restated Registration Rights and Lock-up Agreement between the Company and the Holders (as defined therein), dated August 5, 2022 (as amended by the Amendment to Registration Rights and Lock-Up Agreement, dated November 22, 2022, the Second Amendment to Registration Rights and Lock-Up Agreement, dated January 31, 2023, the Third Amendment to Registration Rights and Lock-Up Agreement, dated January 31, 2023, and the Fourth Amendment to Registration Rights and Lock-Up Agreement, dated March 10, 2023 and as it may be further amended, supplemented or otherwise modified from time to time, the "Registration Rights and Lock-up Agreement"), which provide for customary "demand" and "piggyback" registration rights for certain stockholders. In addition, shares of Common Stock acquired by Lincoln Park pursuant to the Lincoln Park Purchase Agreement will be afforded certain registration rights pursuant to the Lincoln Park Registration Rights Agreement. Sales of a substantial number of shares of Common Stock pursuant to these resale registration statements in the public market could occur at any time the registration statements remain effective, in particular since the Anzu Investors, who immediately following the Closing owned 18,345,111 shares of Common Stock collectively (amounting to approximately 55.7% of the outstanding shares of Common Stock) and 1,081,361 shares of Preferred Stock (amounting to approximately 38.0% of the outstanding shares of Preferred Stock), have entered into the 10b5-1 Sales Plan authorizing Tigress to sell all of the shares of Common Stock received by the Anzu Investors at Closing (such plan does not include shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof) during the Plan Period, subject to certain price and volume parameters and other conditions set forth in such plan. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares of Common Stock intend to sell shares of Common Stock, could reduce the market price of Common Stock.

***There is no guarantee that our Warrants will be in the money at the time they become exercisable, and they may expire worthless.***

The exercise price for our Warrants is $11.50 per share of Common Stock which exceeds $X.XX, the closing price of our Common Stock on the NYSE American on March 30, 2023. The likelihood that Warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless. If the holders of our Warrants do not exercise our Warrants prior to their expiration, we will not receive any proceeds from the Warrants.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

**ITEM 2. PROPERTIES**

Our corporate headquarters are located in Centennial, Colorado where we lease approximately 30,000 sq. ft. of space pursuant to a lease that expires in 2025. The facility is used for applications testing, semi-automated manufacturing, research and development and quality control. Due to the compact size of our products and production lines, we believe this office space is sufficient to meet our near-term capacity needs; however, when the lease expires, we may seek alternate facilities for our operations. We believe that suitable alternative space would be available if required in the future on commercially reasonable terms.

**ITEM 3. LEGAL PROCEEDINGS**

Nuburu has been and expects to continue to become involved in litigation or other legal proceedings from time to time, including the matters described below. Except as described below, Nuburu is not currently a party to any litigation or legal proceedings that, in the opinion of Nuburu's management, are likely to have a material adverse effect on Nuburu's business. Regardless of outcome, litigation and other legal proceedings can have an adverse impact on Nuburu because of defense and settlement costs, diversion of management resources, possible restrictions on our business as a result of settlement or adverse outcomes, and other factors.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

**PART II**

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Price and Ticker Symbol**

Our Common Stock and Public Warrants have traded on the NYSE American under the symbols "BURU" and "BURU WS," respectively, since January 31, 2023. Prior to that date, Tailwind's Class A Common Stock and Public Warrants were listed on the NYSE American under the symbols "TWND" and "TWND WS" respectively.

**Holders**

As of March 31, 2023, there were 83 holders of record of our Common Stock and two holders of our Public Warrants. The actual number of stockholders of our Common Stock and Public Warrants is greater than this number of record holders and includes holders who are beneficial owners but whose shares of Common Stock or Public Warrants are held in street name by banks, brokers and other nominees.

**Dividends**

We do not intend to declare or pay any cash dividends in the foreseeable future.

**Securities Authorized for Issuance Under Equity Compensation Plans**

Prior to the closing of the Business Combination, the Company did not have any securities authorized for issuance under equity incentive compensation plans. At the Special Meeting, our stockholders approved the Equity Incentive Plan and ESPP, which were adopted in connection with the closing of the Business Combination. The Nuburu, Inc. 2015 Equity Incentive Plan (the "2015 Plan") of Legacy Nuburu was terminated as of immediately prior to the closing of the Business Combination; however, the 2015 Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder.

**Performance Graph**

Not applicable.

**Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings**

None.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

Pursuant to the Sale Option Agreement, in the event an Anzu SPV transfers any shares of Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined therein), such holder must notify the Company of the Permitted Transfer, whereupon, the Company has the right (an "Option"), but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase Preferred Stock from the Company at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The Company may exercise the Option during (i) the first through third trading day of each month, with respect to Permitted Transfers made by the holder during the period beginning with the start of the eleventh trading day of the preceding month and continuing through the end of the preceding month, and (ii) the eleventh through thirteenth trading day of each month, with respect to Permitted Transfers made during the first ten trading days of that month. As of the date of this Annual Report, the Company has made no sales of Preferred Stock pursuant to the Sale Option Agreement.

## ITEM 6. [RESERVED]

Not applicable.

**ITEM 7.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included in "*Item 8. Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "*Special Note Regarding Forward-Looking Statements*," "*Item 1A. Risk Factors*" and elsewhere in this Annual Report on Form 10-K.

A comparison of the results for the year ended December 31, 2022 and 2021 is provided below. Our Annual Report on Form 10-K for the year ended December 31, 2021 includes discussion and analysis of our financial condition and results of operations for the year ended December 31, 2020 in *Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations*."

**Overview**

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality, we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We were originally incorporated in Delaware on July 21, 2020 under the name "Tailwind Acquisition Corp." as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020 (the "IPO Closing Date"), we consummated our IPO. On January 31, 2023, we consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc. ("Legacy Nuburu"), a privately held operating company which merged into our subsidiary Compass Merger Sub, Inc. (the "Business Combination") and changed our name to "Nuburu, Inc.," and we became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

**Impact of the COVID-19 Pandemic**

The COVID-19 pandemic and its follow-on effects have impacted and will continue to impact business activity across industries worldwide, including Nuburu. Overall, the COVID-19 pandemic and related factors have significantly curtailed global economic activity and caused significant volatility and disruption in global financial markets. Certain of the measures taken in response to the COVID-19 pandemic have adversely affected, and could in the future continue to materially adversely impact, our business, results of operations, financial condition and stock price. In particular, the COVID-19 pandemic continues to have a significant impact on global trade, which has resulted in supply chain and production disruptions impacting our business.

The full extent of the impact of the COVID-19 pandemic and the related responses on our operational and financial performance remains uncertain and will depend on many factors outside our control, including, without limitation, the duration and severity of the pandemic, the imposition of protective public safety measures, and the impact of the pandemic and related factors on the global economy as a whole and, in particular, demand for our products. Due to these uncertainties, we cannot reasonably estimate the related impact on us at this time.

For additional information regarding the risks that we face as a result of the COVID-19 pandemic, please see *Item 1A. "Risk Factors"* in Part I of this Annual Report on Form 10-K. Further, to the extent that the COVID-19 pandemic adversely affects our business and financial results, it also may have the effect of heightening many of the other risks described in the risk factors in *Item 1A* of this Annual Report on Form 10-K.

**Key Factors Affecting Our Performance**

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section entitled "*Risk Factors*" in Part I, Item 1A of this Annual Report on Form 10-K.

*Design and Technology Leadership*

We believe that we are positioned to be a leader in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets by ushering in a new era of manufacturing, extending laser technology to far broader applications and markets.

*Establishing Manufacturing Capacity*

Nuburu's lasers are designed to be compatible with automated manufacturing methods. Nuburu continually improves the design of its lasers as well as the automation equipment required to manufacture these systems. We expect to work to reduce waste and limit costs while developing robust manufacturing processes with the aim of enhancing our competitive advantage in the marketplace. To do this, we expect to incorporate the Six Sigma Lean methodologies as well as ISO quality standards to ensure we meet customer expectations. With Six Sigma, we expect to further improve the quality of our products and decrease the variations that cause rework or defects. By incorporating the 5S pillars of the Six Sigma process into our day-to-day work life, we expect to develop a streamlined productive work environment ensuring organized and improved cycle times, with the aim of reducing the cost of goods sold. Through these tools we aim to create an environment that demands quality and performance, while reducing downtime and defects that are generated from undefined processes and underutilized talent.

We anticipate that as we ramp up our manufacturing, we will require additional engineers and production personnel to build out and then operate our manufacturing capabilities.

*Inflationary Pressure*

The U.S. economy has experienced increased inflation recently, including as a result of the COVID-19 pandemic. Our cost to manufacture our systems is heavily influenced by the cost of the key components and materials used in each system, cost of labor, as well as cost of equipment.

**Recent Developments**

On January 31, 2023 (the "Closing Date"), Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. ("Nuburu" or the "Company"), Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), and Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. ("Legacy Nuburu"), consummated the previously announced business combination pursuant to the terms of the Business Combination Agreement entered into by and among the Company, Merger Sub, and Legacy Nuburu, dated August 5, 2022 (the "Business Combination Agreement"). In connection therewith, (i) Legacy Nuburu changed its name to "Nuburu Subsidiary, Inc.", (ii) the amended and restated certificate of incorporation of the Company was further amended and restated, (iii) the Company changed its name to "Nuburu, Inc.", (iv) Merger Sub merged with and into Legacy Nuburu (the "Merger"), with Legacy Nuburu surviving the Merger as a direct, wholly owned subsidiary of the Company, (v) the Company issued 200,000 shares of Common Stock to Lincoln Park pursuant to the terms of the Lincoln Park Purchase Agreement, and (vi) the parties to the Business Combination Agreement consummated the other transactions contemplated thereby.

We received net proceeds from the Business Combination totaling $3.2 million, prior to deducting transaction and issuance costs. The cash resulting from the Business Combination is expected to be used toward our corporate growth strategy related to the commercialization of our blue laser systems and the scaling of our manufacturing operations to meet customer demand. The cash raised from the Business Combination is also expected to be used to fund investments in personnel and research and development as well as provide liquidity for the funding of our ongoing operating expenses.

**Results of Operations**

As the closing of the Business Combination did not occur until after the year ended December 31, 2022, the results of operations below are based on the fact that we have neither engaged in any operations nor generated any revenues to the date of the financial statements. Our only activities from May 29, 2020 (inception) through December 31, 2022 were organizational activities, those necessary to prepare for our IPO, described below, searching for a business combination target and the Business Combination. We did not expect to generate any operating revenues until after the completion of our Business Combination. We generated non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had a net income of $11,141,409, which consists of the interest earned on marketable securities held in trust account of $1,573,401 and a change in fair value of warrant liabilities of $11,884,853, offset by operational costs of $1,958,641 and provision for income taxes of $358,204.

For the year ended December 31, 2021, we had a net income of $17,789,488, which consists of the interest earned on marketable securities held in trust account of $120,063 and a change in fair value of warrant liabilities of $23,241,491, offset by operational costs of $5,572,066.

**Liquidity and Capital Resources**

On September 9, 2020, we consummated our IPO of 33,421,570 units at a price of $10.00 per unit, which includes the partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 units, generating gross proceeds of $334,215,700. Simultaneously with the closing of our IPO, we consummated the sale of 9,700,000 private placement warrants at a price of $1.00 per private placement warrant in a private placement to the Sponsor, generating gross proceeds of $9,700,000.

Following our IPO, the partial exercise of the over-allotment option by the underwriter and the sale of the private placement warrants, a total of $334,215,700 was placed in the trust account. We incurred $18,847,894 in transaction costs, including $6,684,314 of underwriting fees, net of reimbursement, $11,697,550 of deferred underwriting fees and $466,030 of other offering costs.

For the year ended December 31, 2022, cash used in operating activities was $1,181,593. Net income of $11,141,409 was affected by a change in fair value of warrant liabilities of $11,884,853 and interest earned on marketable securities held in the trust account of $1,573,401. Changes in operating assets and liabilities provided $1,135,252 of cash from operating activities.

For the year ended December 31, 2021, cash used in operating activities was $1,749,104. Net income of $17,789,488 was affected by a change in fair value of warrant liabilities of $23,241,491 and interest earned on marketable securities held in the trust account of $120,063. Changes in operating assets and liabilities provided $3,822,962 of cash from operating activities.

As of December 31, 2022, we had marketable securities and cash held in the trust account of $33,034,062.

In order to fund working capital deficiencies and finance transaction costs in connection with the Business Combination, the sponsor loaned us $675,000 in funds, $600,000 of which was received during the year ended December 31, 2022 and $75,000 of which was received in January 2023. As part of the Closing, we repaid the working capital loans out of the proceeds of the trust account released to us.

**Going Concern and Liquidity**

As of December 31, 2022, the Company had $4,749 in its operating bank accounts and a working capital deficit of $4,719,256.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $600,000 to the Sponsor (the "Note"). The Company was able to request an additional aggregate amount of up to $150,000, drawable down in two equal tranches. The Note did not bear interest and matured upon closing of the Company's initial business combination. In the event that the Company had not consummated a business combination, the Note would have been repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note were deposited in the Trust Account in connection with the Charter Amendment. The Note was convertible, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.00 per warrant, which warrants would have been identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of December 31, 2022, there is $600,000 outstanding under the Note (see Note 5), which was repaid on February 1, 2023.

Prior to the consummation of the Business Combination, the Company used the funds not held in the Trust Account for identifying and evaluating target businesses, performing due diligence on prospective target businesses, traveling to and from the offices, plants or similar location of prospective target businesses or their representatives or owners, reviewing corporate documents and material agreements of prospective target businesses and structuring, negotiating and completing a Business Combination, which was the Business Combination with Legacy Nuburu, which was completed on January 31, 2023.

Since Legacy Nuburu's inception in 2015, Legacy Nuburu has incurred significant net losses and have used significant cash in our business. As of December 31, 2022, Legacy Nuburu had an accumulated deficit of $61,192,308, and for the year ended December 31, 2022, Legacy Nuburu had net losses of $14,129,101, net cash used in operating activities of $10,227,730 and, as of December 31, 2022, had cash and cash equivalents on hand of $2,880,254, which factors raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to finance its operations with proceeds from the sale of equity securities or debt; however, there is no assurance that management's plans to obtain additional debt or equity financing will be successfully implemented or implemented on terms favorable to the Company. The audited consolidated financial statements of Legacy Nuburu and its consolidated subsidiaries prior to the close of the Business Combination for the years ended December 31, 2022 and 2021, which is considered the Company's accounting predecessor, are included in the Amendment No. 1 to the Form 8-K that is anticipated to be filed with the SEC on or about March 31, 2023.

**Off-Balance Sheet Arrangements**

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

**Contractual Obligations**

We did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of December 31, 2022, other than an agreement to pay an affiliate of our sponsor a monthly fee of $10,000 for office space, utilities and secretarial, and administrative support services to the Company. We began incurring these fees on September 9, 2020 and continued to incur these fees monthly until the completion of our Business Combination.

The underwriter in the initial public offering was entitled to a deferred fee of $0.35 per unit, or $11,697,550 in the aggregate. The deferred fee was waived by the underwriter in connection with the Closing of the Business Combination.

On September 7, 2022, Tailwind held a special meeting of the stockholders (the "Extension Meeting"), at which Tailwind's stockholders voted to amend the pre-closing Tailwind Certificate of Incorporation to extend the date by which Tailwind must consummate a business combination (the "Termination Date") from September 9, 2022 to January 9, 2023 (the "Charter Extension Date"), and to allow Tailwind, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after the Charter Extension Date, by resolution of Tailwind's board of directors if requested by the Sponsor, and upon five days' advance notice prior to the applicable deadlines, until March 9, 2023, or a total of up to six months after September 9, 2022, unless the closing of Tailwind's initial business combination shall have occurred prior to such date (the "Extension Amendment"). In connection with the approval of the Extension Amendment, on September 9, 2022, Tailwind issued an unsecured promissory note in the principal amount of up to $750,000 (the "Sponsor Note") to the Sponsor, pursuant to which the Sponsor (or one or more of its affiliates, members or third-party designees) contributed $600,000 to the Trust Account. The Sponsor Note did not bear interest and was repaid upon closing of the Business Combination.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis.

In addition to the accounting policies that are more fully described in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K, we have identified the following critical accounting policies that require us to use judgments, often as a result of the need to make estimates and assumptions regarding matters that are inherently uncertain, and actual results could differ from these estimates.

*Warrant Liabilities*

We account for the Warrants in accordance with the guidance contained in Accounting Standards Codification ("ASC") 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

This information appears following Item 15 of this Annual Report on Form 10-K and is included herein by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at December 31, 2022 at the reasonable assurance level.

### Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a material misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management concluded that our internal control over financial reporting was effective as of that date.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(f) or 15d-15(f) of the Exchange Act during the fourth quarter of 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.**

Not Applicable.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under this Item 10 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item 11 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item 12 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item 13 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this Item 14 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements:

|  | Page |
| --- | --- |
| Report of Independent Registered Public Accounting Firm | F-2 |
| Consolidated Balance Sheets | F-3 |
| Consolidated Statements of Operations | F-4 |
| Consolidated Statements of Changes in Stockholders' Deficit | F-5 |
| Consolidated Statements of Cash Flows | F-6 |
| Notes to Consolidated Financial Statements | F-7 |

(2) Financial Statement Schedules:

None.

(3) Exhibits

We hereby file as part of this Annual Report on Form 10-K the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or on the SEC website at www.sec.gov.

| Exhibit No. | Description | Incorporated by Reference | | | |
| --- | --- | --- | --- | --- | --- |
| | | Form | File No. | Exhibit No. | Filing Date |
| 2.1† | Business Combination Agreement, dated as of August 5, 2022, by and among Tailwind Acquisition Corp., Compass Merger Sub, Inc. and Nuburu, Inc. | 8-K | 001-39489 | 2.1 | August 8, 2022 |
| 3.1 | Amended and Restated Bylaws of the Company. | 8-K | 001-39489 | 3.2 | September 9, 2020 |
| 3.2 | Amended and Restated Certificate of Incorporation of the Company. | 8-K | 001-39489 | 3.1 | February 6, 2023 |
| 3.3 | Certificate of Designations of the Company. | 8-K | 001-39489 | 3.3 | February 6, 2023 |
| 4.1 | Specimen Common Stock Certificate . | 8-K | 001-39489 | 4.1 | February 6, 2023 |
| 4.2 | Specimen Preferred Stock Certificate . | 8-K | 001-39489 | 4.2 | February 6, 2023 |
| 4.3 | Specimen Warrant Certificate. | S-1 | 333-248113 | 4.3 | August 26, 2020 |
| 4.4 | Warrant Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company. | 8-K | 001-39489 | 4.1 | September 9, 2020 |
| 4.5* | Description of Registrant's Securities. | | | | |
| 10.1 | Investment Management Trust Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company. | 8-K | 001-39489 | 10.2 | September 9, 2020 |
| 10.2 | Registration and Stockholder Rights Agreement, dated as of September 9, 2020, by and between the Company and the Sponsor. | 8-K | 001-39489 | 10.3 | September 9, 2020 |

| 10.3 | Letter Agreement, dated as of September 3, 2020, among the Company, the Sponsor and the Company's then current officers and directors. | 8-K | 001-39489 | 10.4 | September 9, 2020 |
|---|---|---|---|---|---|
| 10.4 | Amendment to Letter Agreement, dated November 22, 2022, by and among the Company, the Sponsor, and the Company's then current officers and directors. | 8-K | 001-39489 | 10.4 | November 22, 2022 |
| 10.5 | Amended and Restated Letter Agreement, dated January 31, 2023, by and among the Company, the Sponsor , and the other parties set forth on the signature pages thereto. | 8-K | 001-39489 | 10.4 | January 31, 2023 |
| 10.6 | Administrative Services Agreement, dated as of September 9, 2020, by and between the Company and the Sponsor. | 8-K | 001-39489 | 10.5 | September 9, 2020 |
| 10.7 | Sponsor Support and Forfeiture Agreement, dated as of August 5, 2022, by and among the Sponsor, the Company and Legacy Nuburu. | 8-K | 001-39489 | 10.1 | August 8, 2022 |
| 10.8 | Amendment to Sponsor Support and Forfeiture Agreement, dated November 22, 2022, by and among the Company, Legacy Nuburu, and the Sponsor. | 8-K | 001-39489 | 10.1 | November 22, 2022 |
| 10.9 | Amended and Restated Sponsor Support and Forfeiture Agreement, dated January 31, 2023, by and among the Company, the Sponsor and Legacy Nuburu. | 8-K | 001-39489 | 10.3 | January 31, 2023 |
| 10.10 | Stockholder Support Agreement, dated as of August 5, 2022, by and among the Company and certain stockholders of Legacy Nuburu. | 8-K | 001-39489 | 10.2 | August 8, 2022 |
| 10.11 | Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among the Company and the parties listed on the signature pages thereto. | 8-K | 001-39489 | 10.3 | August 8, 2022 |
| 10.12 | Amendment to Amended and Restated Registration Rights Lock-Up Agreement, dated November 22, 2022, by and among the Company and the Holders (defined therein). | 8-K | 001-39489 | 10.2 | November 22, 2022 |
| 10.13 | Second Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among the Company and the Holders (defined therein). | 8-K | 001-39489 | 10.2 | January 31, 2023 |
| 10.14 | Third Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among the Company and the Holders(defined therein) (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2023). | 8-K | 001-39489 | 10.14 | February 6, 2023 |
| 10.15 | Fourth Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated March 10, 2023, by and among the Company and the Holders(defined therein) (incorporated by reference to Exhibit 10.14 to the | 8-K | 001-39489 | 10.1 | March 10, 2023 |

| | | | | | |
|---|---|---|---|---|---|
| | Company's Current Report on Form 8-K filed with the SEC on February 10, 2023). | | | | |
| 10.16 | Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among the Company and the parties listed on Schedule A thereto. | 8-K | 001-39489 | 10.4 | August 8, 2022 |
| 10.17 | Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, by and among the Company and the Holders (as defined therein). | 8-K | 001-39489 | 10.3 | November 22, 2022 |
| 10.18 | Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022 by and among the Company and the Holders (as defined therein). | 8-K | 001-39489 | 10.1 | November 29, 2022 |
| 10.19 | Third Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022 by and among the Company and the Holders (as defined therein). | 8-K | 001-39489 | 10.2 | March 10, 2023 |
| 10.20 | Purchase Agreement, dated August 5, 2022, by and among the Company, Legacy Nuburu and Lincoln Park. | 8-K | 001-39489 | 10.5 | August 8, 2022 |
| 10.21 | Registration Rights Agreement, dated August 5, 2022, by and among the Company, Legacy Nuburu and Lincoln Park. | 8-K | 001-39489 | 10.6 | August 8, 2022 |
| 10.22# | Nuburu, Inc. 2022 Equity Incentive Plan. | 8-K | 001-39489 | 10.20 | February 6, 2023 |
| 10.23# | Nuburu, Inc. 2022 Employee Stock Purchase Plan and forms of agreement thereunder. | 8-K | 001-39489 | 10.21 | February 6, 2023 |
| 10.24# | Nuburu, Inc. Executive Incentive Compensation Plan. | 8-K | 001-39489 | 10.22 | February 6, 2023 |
| 10.25#† | Amended and Restated Employment Agreement, effective December 3, 2022, by and between Mark Zediker and Legacy Nuburu. | S-4/A | 333-267403 | 10.18 | November 29, 2022 |
| 10.26# | Employment Agreement, effective December 2, 2022, by and between Brian Knaley and Legacy Nuburu. | S-4/A | 333-267403 | 10.19 | November 29, 2022 |
| 10.27#† | Amended and Restated Employment Agreement, effective December 2, 2022, by and between Brian Faircloth and Legacy Nuburu. | S-4/A | 333-267403 | 10.20 | November 29, 2022 |
| 10.28# | Form of Director Letter Agreement. | S-4/A | 333-267403 | 10.22 | November 29, 2022 |
| 10.29# | Form of Nuburu, Inc. Indemnification Agreement. | 8-K | 001-39489 | 10.27 | February 6, 2023 |
| 10.30† | Amended and Restated Lease Agreement between CSM Equities, L.L.C. and Legacy Nuburu, dated September 26, 2019. | S-4/A | 333-267403 | 10.13 | November 7, 2022 |
| 10.31 | Share Transfer Agreement, dated January 25, 2023, by and between the Sponsor and the party set forth on the signature pages thereto. | 8-K | 001-39489 | 10.1 | January 31, 2023 |

| 10.32 | Letter Agreement, dated November 28, 2022, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto. | 8-K | 001-39489 | 10.2 | November 28, 2022 |
|---|---|---|---|---|---|
| 21.1 | List of Subsidiaries of Nuburu, Inc. | 8-K | 001-39489 | 21.1 | February 6, 2023 |
| 24.1* | Power of Attorney (included on the signature page to this Annual Report on Form 10-K) | | | | |
| 31.1* | Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). | | | | |
| 31.2* | Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). | | | | |
| 32.1** | Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350 | | | | |
| 32.2** | Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350 | | | | |
| 101.INS* | XBRL Instance Document | | | | |
| 101.SCH* | XBRL Taxonomy Extension Schema | | | | |
| 101.CAL* | XBRL Taxonomy Extension Calculation Linkbase | | | | |
| 101.DEF* | XBRL Taxonomy Extension Definition Linkbase | | | | |
| 101.LAB* | XBRL Taxonomy Extension Label Linkbase | | | | |
| 101.PRE* | XBRL Taxonomy Extension Presentation Linkbase | | | | |
| 104* | 104 Cover Page Interactive Data File (embedded within the Inline XBRL document). | | | | |

* Filed herewith

** Furnished herewith

# Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

† Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

**ITEM 16. FORM 10-K SUMMARY**

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2023

**NUBURU, INC.**

/s/ Mark Zediker
_____

Name:    Mark Zediker
Title:    Chief Executive Officer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Zediker and Brian Knaley, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Position | Date |
|------|----------|------|
| /s/ Mark Zediker<br>Dr. Mark Zediker | Chief Executive Officer, Co-Founder and Director<br>(*Principal Executive Officer*) | March 31, 2023 |
| /s/ Brian Knaley<br>Brian Knaley | Chief Financial Officer<br>(*Principal Financial and Accounting Officer*) | March 31, 2023 |
| /s/ Brian Faircloth<br>Brian Faircloth | Chief Operating Officer | March 31, 2023 |
| /s/ Ron Nicol<br>Ron Nicol | Director, Chairman of the Board | March 31, 2023 |
| /s/ Ake Almgren<br>Ake Almgren | Director | March 31, 2023 |
| /s/ Daniel Hirsch<br>Daniel Hirsch | Director | March 31, 2023 |
| /s/ Lily Yan Hughes<br>Lily Yan Hughes | Director | March 31, 2023 |
| /s/ Kristi Hummel<br>Kristi Hummel | Director | March 31, 2023 |
| /s/ Elizabeth Mora<br>Elizabeth Mora | Director | March 31, 2023 |

**NUBURU, INC.**
**(F/K/A TAILWIND ACQUISITION CORP.)**

**TABLE OF CONTENTS**

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of
Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.)

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company may be unable to raise additional funds to alleviate liquidity needs. The liquidity condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

New York, New York
March 31, 2023

PCAOB ID Number 100

## NUBURU, INC.
## (F/K/A TAILWIND ACQUISITION CORP.)
## CONSOLIDATED BALANCE SHEETS

| | | December 31, | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| **ASSETS** | | | | |
| Current Assets | | | | |
| Cash | $ | 4,749 | $ | 479,694 |
| Prepaid expenses | | 80,875 | | 111,667 |
| Total Current Assets | | 85,624 | | 591,361 |
| | | | | |
| Cash and marketable securities held in Trust Account | | 33,034,062 | | 334,441,194 |
| **TOTAL ASSETS** | $ | **33,119,686** | $ | **335,032,555** |
| | | | | |
| **LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS' DEFICIT** | | | | |
| Current liabilities | | | | |
| Accounts payable and accrued expenses | $ | 4,992,362 | $ | 3,867,106 |
| Accrued offering costs | | — | | 109,000 |
| Income taxes payable | | 88,204 | | — |
| Class A common stock redemption payable | | 29,554,443 | | — |
| Total Current Liabilities | | 34,635,009 | | 3,976,106 |
| | | | | |
| Convertible note - related party | | 600,000 | | — |
| Warrant liabilities | | 1,848,755 | | 13,733,608 |
| Deferred underwriting fee payable | | 11,697,550 | | 11,697,550 |
| **Total Liabilities** | | **48,781,314** | | **29,407,264** |
| | | | | |
| **Commitments and Contingencies (Note 6)** | | | | |
| | | | | |
| Class A common stock subject to possible redemption; 500,000,000 shares authorized, 316,188 and 33,421,570 shares issued and outstanding at $10.13 and $10.00 per share as of December 31, 2022 and 2021; 2,916,653 shares redeemed but unpaid as of December 31, 2022 | | 3,203,933 | | 334,215,700 |
| | | | | |
| **Stockholders' Deficit** | | | | |
| Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and 2021 | | — | | — |
| Class A common stock, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 316,188 and 33,421,570 shares subject to possible redemption) as of December 31, 2022 and 2021, respectively; 2,916,653 shares redeemed but unpaid as of December 31, 2022 | | — | | — |
| Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 8,355,393 shares issued and outstanding as of December 31, 2022 and 2021 | | 836 | | 836 |
| Accumulated deficit | | (18,866,397) | | (28,591,245) |
| **Total Stockholders' Deficit** | | **(18,865,561)** | | **(28,590,409)** |
| **TOTAL LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS' DEFICIT** | $ | **33,119,686** | $ | **335,032,555** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## NUBURU, INC.
## (F/K/A TAILWIND ACQUISITION CORP.)
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Formation and operational costs | $ 1,958,641 | $ 5,572,066 |
| **Loss from operations** | **(1,958,641)** | **(5,572,066)** |
| | | |
| Other income (expense): | | |
| Interest earned on marketable securities held in Trust Account | 1,573,401 | 120,063 |
| Transaction costs associated with the Initial Public Offering | — | — |
| Change in fair value of warrant liabilities | 11,884,853 | 23,241,491 |
| Total other income (expense), net | 13,458,254 | 23,361,554 |
| | | |
| Income before provision for income taxes | 11,499,613 | 17,789,488 |
| Provision for income taxes | (358,204) | — |
| **Net income** | **$ 11,141,409** | **$ 17,789,488** |
| | | |
| Weighted average shares outstanding, Class A common stock | 24,043,507 | 33,421,570 |
| **Basic and diluted income per share, Class A common stock** | **$ 0.34** | **$ 0.43** |
| | | |
| Weighted average shares outstanding, Class B common stock | 8,355,393 | 8,355,393 |
| **Basic and diluted net income per share, Class B common stock** | **$ 0.34** | **$ 0.43** |

*The accompanying notes are an integral part of the consolidated financial statements.*

**NUBURU, INC.**
**(F/K/A TAILWIND ACQUISITION CORP.)**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022**

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance – December 31, 2020** | — | $ — | 8,355,393 | $ 836 | $ — | $ (46,380,733) | $ (46,379,897) |
| Net income | — | — | — | — | — | 17,789,488 | 17,789,488 |
| **Balance – December 31, 2021** | — | — | 8,355,393 | 836 | — | (28,591,245) | (28,590,409) |
| Accretion to Class A Common Stock subject to possible redemption value | — | — | — | — | — | (1,416,561) | (1,416,561) |
| Net income | — | — | — | — | — | 11,141,409 | 11,141,409 |
| **Balance – December 31, 2022** | — | $ — | 8,355,393 | $ 836 | $ — | $ (18,866,397) | $ (18,865,561) |

*The accompanying notes are an integral part of the consolidated financial statements.*

# NUBURU, INC.
## (F/K/A TAILWIND ACQUISITION CORP.)
### CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
| | 2022 | 2021 |
| --- | ---: | ---: |
| **Cash Flows from Operating Activities:** | | |
| Net income | $ 11,141,409 | $ 17,789,488 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Change in fair value of warrant liabilities | (11,884,853) | (23,241,491) |
| Interest earned on marketable securities held in Trust Account | (1,573,401) | (120,063) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | 30,792 | 163,985 |
| Accounts payable and accrued expenses | 1,016,256 | 3,658,977 |
| Income taxes payable | 88,204 | — |
| **Net cash used in operating activities** | **(1,181,593)** | **(1,749,104)** |
| | | |
| **Cash Flows from Investing Activities:** | | |
| Investment of cash into Trust Account | (600,000) | — |
| Cash withdrawn from Trust Account in connection with redemption | 302,873,885 | — |
| Cash withdrawn from Trust Account to pay franchise and income taxes | 706,648 | — |
| **Net cash provided by investing activities** | **302,980,533** | **—** |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Proceeds from issuance of Class B common stock to Sponsor | — | — |
| Proceeds from sale of Units, net of underwriting discounts paid | — | — |
| Proceeds from sale of Private Placement Warrants | — | — |
| Repayment of promissory note – related party | — | — |
| Proceeds from convertible promissory note - related party | 600,000 | — |
| Redemption of Class A common stock | (302,873,885) | — |
| Payment of offering costs | — | (17,000) |
| **Net cash used in financing activities** | **(302,273,885)** | **(17,000)** |
| | | |
| **Net Change in Cash** | **(474,945)** | **(1,766,104)** |
| Cash – Beginning | 479,694 | 2,245,798 |
| **Cash – Ending** | **$ 4,749** | **$ 479,694** |
| | | |
| **Non-cash investing and financing activities:** | | |
| Accretion to Class A common stock subject to redemption value | $ — | $ — |
| Class A common stock redemption payable | $ 29,554,443 | $ — |
| Offering costs included in accrued offering costs | $ — | $ — |
| Offering costs paid through promissory note | $ — | $ — |
| Deferred underwriting fee payable | $ — | $ — |

*The accompanying notes are an integral part of the consolidated financial statements.*

**NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Tailwind Acquisition Corp. (now known as Nuburu, Inc.) was incorporated in Delaware on May 29, 2020. Tailwind Acquisition Corp. was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the "Business Combination").

Tailwind Acquisition Corp. was not limited to a particular industry or sector for purposes of consummating a Business Combination. Tailwind Acquisition Corp. is an early stage and emerging growth company and, as such, it is subject to all of the risks associated with early stage and emerging growth companies.

**Business Combination**

On January 31, 2023 (the "Closing Date"), Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. ("Nuburu," the "Company" and, prior to Closing, "Tailwind"), consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated August 5, 2022 (the "Business Combination Agreement"), by and among Nuburu, Compass Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. ("Legacy Nuburu"), following approval thereof at a special meeting of the Company's stockholders held on December 27, 2022 (the "Special Meeting").

Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu as the surviving company in the Business Combination, and after giving effect to such merger, continuing as a wholly owned subsidiary of Nuburu (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). On the Closing Date, the registrant changed its name from Tailwind Acquisition Corp. to Nuburu, Inc.

At the Special Meeting, the Company's stockholders approved the Business Combination as well as other proposals related to the Business Combination. On January 31, 2023, the parties to the Business Combination Agreement completed the Business Combination. Prior to and in connection with the Special Meeting, holders of 2,916,653 shares of Class A Common Stock of Tailwind exercised their right to redeem those shares for cash at a redemption price originally estimated at approximately $10.13 per share, for an estimated aggregate redemption amount of approximately $29.6 million. Ultimately, on the Closing Date, holders of 2,916,653 shares of Class A Common Stock of Tailwind redeemed those shares for cash at a redemption price at approximately $10.24 per share, for an aggregate redemption amount of approximately $29.9 million, which was paid out of the trust account established in connection with Tailwind's initial public offering following the Closing.

Additionally, prior to the Closing Date, the Company's board of directors (the "Board") declared an issuance in the form of shares of Series A preferred stock (the "Preferred Stock Issuance"), par value $0.0001 per share, of the Company ("Series A Preferred Stock"), to the holders of record of Common Stock as of the close of business on the Closing Date (other than (A) stockholders of Legacy Nuburu who waived their entire right to participate in the Preferred Stock Issuance (which, for clarity, excluded such waiver with respect to shares of Common Stock to be received as a result of the conversion of any Legacy Nuburu note) and (B) Tailwind Sponsor LLC, a Delaware limited liability company (the "Sponsor"), which waived, for no consideration, its right to a portion of the Preferred Stock Issuance, as further described in the Amended and Restated Sponsor Support and Forfeiture Agreement, dated January 31, 2023, by and between the Sponsor and the Company, with one share of Series A Preferred Stock issued in respect of each share of Common Stock held by such holders. For clarity, any stockholder of the Company that elected to redeem its shares in connection with the Business Combination was not eligible to participate in the Preferred Stock Issuance with respect to the shares it had so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date.

As of the open of trading on February 1, 2023, the Common Stock and public warrants of Nuburu began trading on the NYSE American LLC ("NYSE American") as "BURU" and "BURU WS," respectively. The Series A Preferred Stock is not publicly traded and Nuburu does not intend to apply to list the Series A Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq.

**Business Prior to the Business Combination**

As of December 31, 2022, the Company had one subsidiary, Compass Merger Sub Inc., a direct, wholly owned subsidiary of the Company incorporated in Delaware on February 17, 2021 ("Merger Sub") (see Note 6).

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from May 29, 2020 (inception) through December 31, 2022 relates to the Company's formation, the initial public offering ("Initial Public Offering"), which is described below, and identifying a target company for a Business Combination, in particular, activities in connection with the potential acquisition of Nuburu (see Note 6). The Company did not generate any operating revenues prior to the completion of the Business Combination. The Company generated non-operating income in the form of interest income on the marketable securities held in the Trust Account (as defined below).

The registration statement for the Company's Initial Public Offering was declared effective on September 3, 2020. On September 9, 2020 the Company consummated the Initial Public Offering of 33,421,570 units (the "Units" and, with respect to the Class A common stock included in the Units sold, the "Public Shares"), which includes the partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at $10.00 per Unit, generating gross proceeds of $334,215,700, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 9,700,000 warrants (the "Private Placement Warrants") at a price of $1.00 per Private Placement Warrant in a private placement to Tailwind Sponsor LLC (the "Sponsor"), generating gross proceeds of $9,700,000, which is described in Note 4.

Transaction costs amounted to $18,847,894, consisting of $6,684,314 in cash underwriting fees, net of reimbursement, $11,697,550 of deferred underwriting fees and $466,030 of other offering costs.

Following the closing of the Initial Public Offering on September 9, 2020, an amount of $334,215,700 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the "Trust Account") located in the United States and until September 2, 2022, was invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act. On September 2, 2022 the funds in the Trust Account were moved into a non-interest bearing, segregated account, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

On October 7, 2022, the Company issued a press release announcing the transfer of its listing to NYSE American. In connection with listing on NYSE American, the Company voluntarily delisted from The New York Stock Exchange. The Company transferred its listing to NYSE American on October 12, 2022.

**Going Concern and Liquidity**

As of December 31, 2022, the Company had $4,749 in its operating bank accounts and a working capital deficit of $4,719,256.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $600,000 to the Sponsor (the "Note"). The Company was able to request an additional aggregate amount of up to $150,000, drawable down in two equal tranches. The Note did not bear interest and matured upon closing of the Company's initial business combination. The proceeds of the Note were deposited in the Trust Account in connection with the Charter Amendment. The Note was convertible, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.00 per warrant, which warrants would have been identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of December 31, 2022, there was $600,000 outstanding under the Note, which was repaid on February 1, 2023 (see Note 5).

Prior to the consummation of the Business Combination, the Company used the funds not held in the Trust Account for identifying and evaluating target businesses, performing due diligence on prospective target businesses, traveling to and from the offices, plants or similar location of prospective target businesses or their representatives or owners, reviewing corporate documents and material agreements of prospective target businesses and structuring, negotiating and completing a Business Combination, which was the Business Combination with Legacy Nuburu, which was completed on January 31, 2023.

Since Legacy Nuburu's inception in 2015, Legacy Nuburu has incurred significant net losses and have used significant cash in the Company's business. As of December 31, 2022, Legacy Nuburu had an accumulated deficit of $61,192,308, and for the year ended December 31, 2022, Legacy Nuburu had net losses of $14,129,101, net cash used in operating activities of $10,227,730 and, as of December 31, 2022, had cash and cash equivalents on hand of $2,880,254, which factors raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to finance its operations with proceeds from the sale of equity securities or debt; however, there is no assurance that management's plans to obtain additional debt or equity financing will be successfully implemented or implemented on terms favorable to the Company. Refer to Form S-1/A filed on March 13, 2023 for Legacy Nuburu Inc.'s financial statements for the years ended December 31, 2022 and 2021.

**NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Presentation**

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

**Principles of Consolidation**

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

**Emerging Growth Company**

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. Accordingly, the actual results could differ significantly from those estimates.

### Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

### Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held to maturity in accordance with Accounting Standards Codification ("ASC") 320, "Investments - Debt and Equity Securities." Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

### Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, "Distinguishing Liabilities from Equity." Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's Class A common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events.

In connection with the vote to approve the Charter Amendment, the holders of 30,188,729 shares of Class A common stock of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.03 per share, for an aggregate redemption amount of $302,873,885.

In connection with the December 27, 2022 special meeting of stockholders, the holders of 2,916,653 shares of Class A common stock of the Company properly exercised their right to redeem their shares for cash at an estimated redemption price of approximately 10.13 per share, for an aggregate redemption amount of $29,554,443.

Accordingly, the 316,188 and 33,421,570 shares of Class A common stock subject to possible redemption at December 31, 2022 and 2021, respectively, are presented as temporary equity, outside of the stockholders' deficit section of the Company's consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2022 and 2021, the Class A common stock reflected in the consolidated balance sheets is reconciled in the following table:

| Class A Common stock subject to possible redemption as of January 1, 2021 and December 31, 2021 | $ | 334,215,700 |
|---|---|---|
| Less: | | |
| Redemption of Class A common stock on September 7, 2022 | | (302,873,885) |
| Redemption of Class A common stock on December 27, 2022 | | (29,554,443) |
| Plus: | | |
| Accretion of carrying value to redemption value | | 1,416,561 |
| **Class A Common stock subject to possible redemption as of December 31, 2022** | $ | 3,203,933 |

**Offering Costs**

Offering costs consist of legal, accounting and other expenses that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $18,847,894, of which $18,132,174 was associated with the Class A common stock and is included in accretion for Class A common stock subject to redemption amount and $715,720 was expensed to the consolidated statements of operations (see Note 1).

**Warrant Liabilities**

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. The Private Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value for both the Public Warrants and Private Warrants as of each reporting date.

**Income Taxes**

The Company accounts for income taxes under ASC 740, "Income Taxes." ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2022 and 2021, the Company's deferred tax assets had a full valuation allowance recorded against them.

The effective tax rate was 3.1% and 0.0% for the years ended December 31, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the years ended December 31, 2022 and 2021, due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only "major" tax jurisdiction. The Company has been subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

**Net Income Per Common Share**

The Company complies with accounting and disclosure requirements of Financial Accounting Standards Board ("FASB") ASC Topic 260, "Earnings Per Share". As of December 31, 2022, the Company had two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering and (ii) private placement, since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 26,410,785 Class A common stock in the aggregate (the 9,700,000 private warrants held by the Sponsor were forfeited in connection with the Closing of the Business Combination). As of December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income per common stock is the same as basic net income per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net income per common share (in dollars, except per share amounts):

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
| | Class A | Class B | Class A | Class B |
|---|---|---|---|---|
| *Basic and diluted net income per common stock* | | | | |
| Numerator: | | | | |
| Allocation of net income | $ 8,270,969 | $ 2,870,440 | $ 14,231,590 | $ 3,557,898 |
| Denominator: | | | | |
| Basic and diluted weighted average shares outstanding | 24,043,507 | 8,355,393 | 33,421,570 | 8,355,393 |
| Basic and diluted net income per common stock | $ 0.34 | $ 0.34 | $ 0.43 | $ 0.43 |

For the years ended December 31, 2022 and 2021 and for the period from May 29, 2020 (inception) through December 31, 2020, basic and diluted shares are the same as there are no securities that are dilutive to the stockholders.

**Concentration of Credit Risk**

The Company had significant cash balances at financial institutions which throughout the year regularly exceed the Federal Deposit Insurance Coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

**Fair Value of Financial Instruments**

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature other than derivative warrant liability (see Note 10).

**Recent Accounting Standards**

In August 2020, the FASB issued Accounting Standards Update ("ASU") 2020-06, "Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40)" ("ASU 2020-06"), to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

**NOTE 3. INITIAL PUBLIC OFFERING**

Pursuant to the Initial Public Offering, the Company sold 33,421,570 Units, which include a partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant ("Public Warrant"). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

**NOTE 4. PRIVATE PLACEMENT**

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 9,700,000 Private Placement Warrants, at a price of $1.00 per private placement warrant, or $9,700,000 in the aggregate. Each private placement warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the private placement warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company had not completed a Business Combination within the combination period, the proceeds from the sale of the private placement warrants held in the Trust Account would have been used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the private placement warrants would have expired worthless. The 9,700,000 Private Placement Warrants held by the Sponsor were forfeited in connection with the Closing of the Business Combination.

**NOTE 5. RELATED PARTY TRANSACTIONS**

**Founder Shares**

In June 2020, the Sponsor purchased 8,625,000 shares of the Company's Class B common stock (the "Founder Shares") for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent the underwriter's over-allotment is not exercised in full. There was an aggregate of up to 269,607 shares that were subject to forfeiture by the Sponsor following the underwriter's election to partially exercise its over-allotment option so that the number of Founder Shares would collectively represent approximately 20% of the Company's issued and outstanding shares after the Initial Public Offering. The underwriter's over-allotment option expired unexercised on October 24, 2020, as such 269,607 Founder Shares were forfeited, resulting in there being an aggregate of 8,355,393 Founder Shares outstanding.

The Sponsor agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

**Administrative Support Agreement**

The Company entered into an agreement, commencing on September 9, 2020, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial, and administrative support services. Upon completion of the Business Combination, the Company has ceased paying these monthly fees. For the years ended December 31, 2022 and 2021, the Company incurred $120,000 and $120,000 in fees for these services, respectively, of which $50,000 was prepaid as of December 31, 2022 and $50,000 of such fee is included in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2021.

**Promissory Note — Related Party**

In June 2020, the Sponsor issued an unsecured promissory note to the Company (the "Promissory Note"), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $52,250 was repaid on September 15, 2020. Funds are no longer available under the Promissory Note.

**Related Party Loans**

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company's officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required ("Working Capital Loans"). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination had not closed, the Company could have used a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would have been used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender's discretion, up to $1,500,000 of such Working Capital Loans would have been convertible into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The warrants would have been identical to the Private Placement Warrants.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $600,000 to the Sponsor. The Company may request an additional aggregate amount of up to $150,000, which may be drawn down in two equal tranches. The Note does not bear interest and matures upon closing of the Company's initial business combination. In the event that the Company had not consummated a business combination, the Note would have been repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note have been deposited in the Trust Account in connection with the Charter Amendment. The Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of December 31, 2022, there was $600,000 outstanding under this Note, which was repaid on February 1, 2023.

**NOTE 6. COMMITMENTS AND CONTINGENCIES**

**Risks and Uncertainties**

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and/or results of its operations, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these consolidated financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

**Registration Rights and Lock-up Agreement**

Pursuant to Amended and Restated Registration Rights and Lock-up Agreement entered into on August 5, 2022, the holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

**Underwriting Agreement**

The Company granted the underwriter a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter's elected to partially exercise the over-allotment option to purchase an additional 3,421,570 Units. The remaining 1,078,430 Units expired unexercised on October 24, 2020.

The underwriter was entitled to a deferred fee of $0.35 per Unit, or $11,697,550 in the aggregate. The deferred fee was payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On August 3, 2022, the Company and underwriter executed a waiver letter confirming the underwriter's resignation and waiver of its entitlement to the payment of deferred fee under the terms of the underwriting agreement solely with respect to the proposed Business Combination between the Company and Nuburu Inc. (the "Proposed Business Combination").

**The Business Combination**

On August 5, 2022, Tailwind Acquisition Corp. entered into a Business Combination Agreement with Merger Sub and Nuburu. Capitalized terms used but not otherwise defined in this Note 6 will have the meanings given to them in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Tailwind on August 8, 2022. On January 31, 2023, Tailwind and Nuburu consummated the Business Combination. Refer to the current report on Form 8-K filed on February 6, 2023 for further discussion.

**NOTE 7. STOCKHOLDERS' DEFICIT**

*Preferred Stock* — As of December 31, 2022, the Company was authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company's board of directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

*Class A Common Stock* — As of December 31, 2022, the Company was authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2022, there were 316,188 shares of Class A common stock issued and outstanding after 30,188,729 shares of Class A common stock were redeemed on September 7, 2022 and 2,916,653 shares of Class A common stock were redeemed on December 27, 2022, and at December 31, 2021, there were 33,421,570 shares of Class A common stock issued and outstanding, which are included as temporary equity on the accompanying consolidated balance sheet.

*Class B Common Stock* — As of December 31, 2022, the Company was authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 8,355,393 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).

## NOTE 8. WARRANTS

As of December 31, 2022 and 2021, there were 16,710,785 and 9,700,000 Public Warrants and Private Placement Warrants outstanding, respectively.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a "covered security" under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

*Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 —* Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

- in whole and not in part;

- at a price of $0.01 per warrant;

- upon not less than 30 days' prior written notice of redemption to each warrant holder; and

- if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

*Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 —* Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

- in whole and not in part;

- at $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

- if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

- if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company's board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the "Newly Issued Price"), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the "Market Value") is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the "Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00" described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under "Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00" will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable for cash or on a cashless basis, at the holder's option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants for Class A common stock). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants. Upon the occurrence of the Closing, the Sponsor automatically cancelled, without any further action by the Sponsor or any other person, all of the Private Placement Warrants that were held by the Sponsor.

## NOTE 9. INCOME TAX

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company's net deferred tax assets consisted of the following at December 31, 2022 and 2021:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Deferred tax assets | | |
| Net operating loss carryforward | $ — | $ 19,569 |
| Organizational costs/start-up expenses | 1,401,201 | 1,184,552 |
| Total deferred tax assets | 1,401,201 | 1,204,121 |
| Valuation allowance | (1,401,201) | (1,204,121) |
| Deferred tax assets, net of allowance | $ — | $ — |

The income tax provision consists of the following for the years ended December 31, 2022 and 2021:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Federal | | |
| Current | $ 358,204 | $ — |
| Deferred | (143,034) | (1,144,921) |
| State | | |
| Current | — | — |
| Deferred | (54,046) | — |
| Change in valuation allowance | 197,080 | 1,144,921 |
| Income tax provision | $ 358,204 | $ — |

As of December 31, 2022 and 2021, the Company had $0 and $93,186 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively. If a business combination is consummated, these net operating losses will be limited by a Section 382 limitation given there will have been a change in control at the Company.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2022 and 2021, the change in the valuation allowance was $197,080 and $1,144,921, respectively.

A reconciliation of the federal income tax rate to the Company's effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

|  | Year Ended December 31, | |
|---|---|---|
|  | **2022** | **2021** |
| Statutory federal income tax rate | 21.0% | 21.0% |
| State taxes, net of federal tax benefit | 7.0% | 0.0% |
| True-up of net operation loss, state | (0.1)% | 0.0% |
| Change in fair value of warrant liabilities | (28.9)% | (27.4)% |
| Interest and penalties | 0.0% | 0.0% |
| Merger and acquisition expenses | 2.4% | 0.0% |
| Change in valuation allowance | 1.7% | 6.4% |
| Income tax provision | 3.1% | 0.0% |

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities.

## NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2022, assets held in the Trust Account were comprised of $33,034,062 in cash. At December 31, 2021, assets held in the Trust Account were comprised of $2,040 in cash and $334,439,154 in a Treasury Preferred Fund. For the year ended December 31, 2022, the Company withdrew $706,648 of interest income from the Trust Account. For the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The gross holding gain (loss) and fair value of held-to-maturity securities at December 31, 2021 are as follows:

|  | Held-To-Maturity | Amortized Cost | Gross Holding Gain (Loss) | Fair Value |
|---|---|---|---|---|
| December 31, 2021 | Treasury Preferred Fund (Matured on February 17, 2022) | $ 334,439,154 | $ 6,468 | $ 334,445,622 |

The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021 indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

|  | Level | December 31, 2022 | December 31, 2021 |
|---|---|---|---|
| Assets: |  |  |  |
| Cash and marketable securities held in Trust Account | 1 | $ 33,034,062 | $ 334,441,194 |
|  |  |  |  |
| Liabilities: |  |  |  |
| Warrant liabilities – Public Warrants | 1 | $ 1,169,755 | $ 8,689,608 |
| Warrant liabilities – Private Placement Warrants | 2 | $ 679,000 | $ 5,044,000 |

The Warrants were initially valued using a binomial lattice model. The binomial lattice model's primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable 'blank-check' companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

|  | Private Placement |
|---|---|
| Fair value as of January 1, 2021 | $ 13,580,000 |
| Change in fair value | (3,686,000) |
| Transfers out of Level 3 to Level 2 | (9,894,000) |
| Fair value as of December 31, 2021 | $ — |

There were transfers out of Level 3 into Level 2 in the fair value hierarchy of $9,894,000 during the year ended December 31, 2021.

## NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On January 9, 2023, the Company drew an aggregate $75,000 (the "Extension Funds"), pursuant to the Promissory Note, dated September 9, 2022, between the Company and the Sponsor, which Extension Funds deposited into the Company's Trust Account for its public shareholders. This deposit enabled the Company to extend the date by which it must complete its initial business combination from January 9, 2023 to February 9, 2023 (the "Extension"). The Extension is the first of two one-month extensions permitted under the Company's governing documents and provides the Company with additional time to complete its initial business combination.

On January 31, 2023, the Company completed its Business Combination with Nuburu and the total outstanding balance under the Note of $675,000 was repaid on February 1, 2023.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K/A
**(Amendment No. 1)**

**CURRENT REPORT**
**Pursuant to Section 13 or Section 15(d)**
**of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): March 31, 2023 (February 6, 2023)**

# Nuburu, Inc.
**(Exact name of registrant as specified in its charter)**

| | | |
|---|---|---|
| **Delaware** | **001-39489** | **85-1288435** |
| **(State or other jurisdiction of incorporation or organization)** | **(Commission File Number)** | **(I.R.S. Employer Identification Number)** |

| | |
|---|---|
| **7442 S Tucson Way, Suite 130** | |
| **Centennial, CO 80112** | **80112** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(720) 767-1400**
**Registrant's telephone number, including area code**

**Not Applicable**
**(Former name or former address, if changed since last report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.0001 per share | BURU | NYSE American |
| Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 | BURU WS | NYSE American |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

# EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 8-K (the "Original Report") originally filed by Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. (the "Company"), with the United States Securities and Exchange Commission on February 6, 2023, is being filed solely for the purpose of amending the historical financial statements provided under Items 9.01(a) and 9.01(b) in the Original Report to include the audited consolidated financial statements of Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. ("Legacy Nuburu"), as of and for the years ended December 31, 2022 and 2021, the unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the year ended December 31, 2022 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations of Legacy Nuburu for the year ended December 31, 2022. This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Report and should be read in conjunction with the Original Report.

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Report.

## Item 9.01. Financial Statements and Exhibits.

### (a) Financial Statements of Businesses Acquired.

The audited consolidated financial statements of Legacy Nuburu as of and for the years ended December 31, 2022 and 2021 and the related notes are included as Exhibit 99.1 and are incorporated herein by reference. Management's Discussion and Analysis of Financial Condition and Results of Operations of Legacy Nuburu for the year ended December 31, 2022 is also included as Exhibit 99.2 and is incorporated herein by reference.

### (b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the year ended December 31, 2022 is set forth in Exhibit 99.3 hereto and is incorporated herein by reference.

### (d) Exhibits.

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for Legacy Nuburu. |
| 99.1 | Consolidated Financial Statements of Legacy Nuburu as of and for the years ended December 31, 2022 and 2021. |
| 99.2 | Management's Discussion and Analysis and Results of Operations of Legacy Nuburu for the year ended December 31, 2022. |
| 99.3 | Unaudited pro forma condensed combined financial statements for the Company and Legacy Nuburu as of and for the years ended December 31, 2022 and 2021. |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document). |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2023


Nuburu, Inc.

By:   /s/ Brian Knaley

Name: Brian Knaley
Title:  Chief Financial Officer


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**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement to Form 8-K/A of our report dated March 1, 2023, relating to the financial statements of Nuburu, Inc., which is contained in that Prospectus. We also consent to the reference to our Firm under the caption "Experts" in the Prospectus.

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey
March 31, 2023

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Exhibit 99.1



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and Board of Directors of
Nuburu, Inc.:

**Opinion on the Financial Statements**

We have audited the accompanying balance sheets of Nuburu, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, and in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained recurring operating losses and negative cash flows from operating activities and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2021.

East Brunswick, New Jersey

March 1, 2023

PCAOB ID Number 100

WithumSmith+Brown, PC   One Tower Center Boulevard, 14th Floor, East Brunswick, New Jersey 08816-1145   T (732) 828 1614   F (732) 828 5156   withum.com

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

**Nuburu, Inc.**
**Financial Statements**
**For the Years Ended**
**December 31, 2022 and 2021**

**Nuburu, Inc.**

**Financial Statements for the Years Ended December 31, 2022 and 2021**
**Table of Contents**

Page

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## Nuburu, Inc.

### Balance Sheets

|  | December 31, | |
|---|---:|---:|
|  | 2022 | 2021 |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,880,254 | $ 6,007,575 |
| Accounts receivable | 327,200 | 223,275 |
| Inventories, net | 972,695 | 410,098 |
| Deferred financing costs | 4,258,515 | — |
| Prepaid expenses and other | 46,737 | 70,073 |
| Total current assets | 8,485,401 | 6,711,021 |
| Property and equipment, net | 3,771,849 | 3,980,280 |
| Construction in progress | 188,912 | — |
| Right-of-use assets | 641,651 | — |
| Deposits | 34,359 | 34,359 |
| TOTAL ASSETS | $ 13,122,172 | $ 10,725,660 |
| **LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 4,456,587 | $ 221,188 |
| Accrued expenses | 2,312,118 | 646,863 |
| Operating lease liability | 343,049 | — |
| Contract liabilities | 178,750 | 173,050 |
| Convertible notes payable | 7,300,000 | — |
| Total current liabilities | 14,590,504 | 1,041,101 |
| Deferred rent | — | 96,484 |
| Operating lease liability, net of current portion | 373,907 | — |
| Total liabilities | 14,964,411 | 1,137,585 |
| Stockholders' (deficit) equity: | | |
| Preferred stock | | |
| Series A preferred stock, $0.0001 par value; 12,000,000 shares authorized, 8,000,000 issued and outstanding; aggregate liquidation preference of $11,707,559 and $11,227,559 at December 31, 2022 and 2021, respectively | 800 | 800 |
| Series A-1 preferred stock, $0.0001 par value; 3,520,914 shares authorized, 3,478,263 issued and outstanding; aggregate liquidation preference of $5,669,728 and $5,429,728 at December 31, 2022 and 2021, respectively | 348 | 348 |
| Series B preferred stock, $0.0001 par value; 4,000,000 shares authorized, 3,123,088 issued and outstanding; aggregate liquidation preference of $20,547,599 and $19,610,673 at December 31, 2022 and 2021, respectively | 312 | 312 |
| Series B-1 preferred stock, $0.0001 par value; 24,625,000 shares authorized, 24,625,000 issued and outstanding; aggregate liquidation preference of $22,513,127 and $21,331,127 at December 31, 2022 and 2021, respectively | 2,463 | 2,463 |
| Series C preferred stock, $0.0001 par value; 1,166,372 shares authorized, 1,166,372 and 1,128,594 issued and outstanding as of December 31, 2022 and 2021, respectively; aggregate liquidation preference of $12,030,361 and $11,303,062 at December 31, 2022 and 2021, respectively | 117 | 113 |
| Common stock, $0.0001 par value; 72,000,000 shares authorized, 10,782,091 and 9,999,051 shares issued and outstanding as of December 31, 2022 and 2021, respectively | 1,077 | 999 |
| Additional paid-in capital | 59,344,952 | 56,646,247 |
| Accumulated deficit | (61,192,308) | (47,063,207) |
| Total stockholders' (deficit) equity | (1,842,239) | 9,588,075 |
| TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY | $ 13,122,172 | $ 10,725,660 |

The accompanying notes are an integral part of the financial statements.

## Nuburu, Inc.

### Statements of Operations and Comprehensive Loss

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Net revenues | $ 1,440,428 | $ 376,665 |
| Cost of revenues | | |
| Materials | 472,440 | 24,605 |
| Direct labor | 1,742,796 | 570,432 |
| Direct job costs | 2,391,796 | 822,509 |
| Overhead | 252,567 | 348,723 |
| Total cost of revenues | 4,859,599 | 1,766,269 |
| Gross deficit | (3,419,171) | (1,389,604) |
| Operating expenses | | |
| Research and development | 4,546,057 | 2,463,307 |
| Sales and marketing | 708,144 | 1,647,552 |
| General and administrative | 5,324,417 | 3,884,677 |
| Total operating expenses | 10,578,618 | 7,995,536 |
| Loss from operations | (13,997,789) | (9,385,140) |
| Other income (expense) | | |
| Interest income | 43,976 | 1,165 |
| Interest expense | (175,288) | — |
| Total other income (expense) | (131,312) | 1,165 |
| Net loss and comprehensive loss | $(14,129,101) | $ (9,383,975) |
| Net loss available to common stockholders | $(17,317,546) | $(12,240,023) |
| Net loss per common share – basic and diluted | $ (1.64) | $ (1.23) |
| Weighted average common shares outstanding – basic and diluted | 10,590,335 | 9,973,846 |

The accompanying notes are an integral part of the financial statements.

# Nuburu, Inc.

## Statements of Stockholders' (Deficit) Equity

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated deficit | Total stockholders' (deficit) equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balances at January 1, 2021 . . . . . . . | 39,226,351 | $3,923 | 9,949,051 | $ 994 | $50,554,228 | $(37,679,232) | $ 12,879,913 |
| Issuance of Series C preferred stock . . . . . . . . . . . . . . . . . . . . . . | 1,128,594 | 113 | — | — | 5,642,857 | — | 5,642,970 |
| Issuance of common stock – options exercised . . . . . . . . . . . . . . . . . . | — | — | 50,000 | 5 | 7,795 | — | 7,800 |
| Share based compensation . . . . . . . . | — | — | — | — | 441,367 | — | 441,367 |
| Net loss . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | (9,383,975) | (9,383,975) |
| Balances at December 31, 2021 . . . . | 40,354,945 | $4,036 | 9,999,051 | $ 999 | $56,646,247 | $(47,063,207) | $ 9,588,075 |
| Issuance of Series C preferred stock . . . . . . . . . . . . . . . . . . . . . . | 37,778 | 4 | — | — | 188,886 | — | 188,890 |
| Issuance of common stock – options exercised . . . . . . . . . . . . . . . . . . | — | — | 783,040 | 78 | 147,479 | — | 147,557 |
| Share based compensation . . . . . . . . | — | — | — | — | 2,362,340 | — | 2,362,340 |
| Net loss . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | (14,129,101) | (14,129,101) |
| Balances at December 31, 2022 . . . . | 40,392,723 | $4,040 | 10,782,091 | $1,077 | $59,344,952 | $(61,192,308) | $ (1,842,239) |

The accompanying notes are an integral part of the financial statements.

**Nuburu, Inc.**

Statements of Cash Flows

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Cash flows from operating activities | | |
| Net loss | $(14,129,101) | $(9,383,975) |
| Adjustments to reconcile net loss to cash used in operating activities: | | |
| Depreciation and amortization | 450,505 | 546,944 |
| Share based compensation expense | 2,362,340 | 441,367 |
| Loss on disposal of property and equipment | — | 147,469 |
| Excess and obsolete inventory reserve adjustments | (590,137) | 236,748 |
| Inventory lower of cost and net realizable value adjustments | 332,021 | 329,331 |
| Changes in operating assets and liabilities: | | |
| Inventories | (199,429) | (234,503) |
| Accounts receivable | (103,925) | (170,275) |
| Prepaid expenses and other | 23,336 | (45,813) |
| Operating lease right-of-use asset | 292,932 | — |
| Accounts payable | 628,702 | (24,147) |
| Accrued expenses | 1,013,437 | 223,631 |
| Contract liabilities | 5,700 | 137,274 |
| Operating lease liability | (314,111) | — |
| Deferred rent | — | (10,846) |
| Net cash used in operating activities | (10,227,730) | (7,806,795) |
| Cash flows from investing activities | | |
| Proceeds from the sale of property and equipment | — | 195,492 |
| Purchases of property and equipment | (536,038) | (426,445) |
| Net cash used in investing activities | (536,038) | (230,953) |
| Cash flows from financing activities | | |
| Proceeds from issuance of convertible promissory note | 7,300,000 | — |
| Proceeds from issuance of common stock - options exercised | 147,557 | 7,800 |
| Proceeds from issuance of preferred stock | 188,890 | 5,642,970 |
| Net cash provided by financing activities | 7,636,447 | 5,650,770 |
| Net decrease in cash and cash equivalents | (3,127,321) | (2,386,978) |
| Cash and cash equivalents, beginning of period | 6,007,575 | 8,394,553 |
| Cash and cash equivalents, end of period | $ 2,880,254 | $ 6,007,575 |
| Supplemental non-cash investing and financing activities: | | |
| Right-of-use asset obtained in exchange for new operating lease liability | $ 934,583 | $ — |
| Deferred financing costs included in accounts payable and accrued expenses | $ 4,258,515 | $ — |

The accompanying notes are an integral part of the financial statements.

**Nuburu, Inc.**

**Notes to Financial Statements**

**Note 1: Nature of Operations and Summary of Significant Accounting Policies**

**Nature of Operations**

Nuburu, Inc. ("Nuburu" or the "Company") is a Delaware corporation, located in Centennial, Colorado. The Company was formed on January 8, 2015 and filed a restated certificate with Delaware on March 21, 2015. Nuburu is developing high power, precision "blue light engine" lasers for the metal processing and 3D printing industries.

**Basis of Presentation, Going Concern and Management's Liquidity Plans**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2022, the Company has an accumulated deficit of $61,192,308 and negative working capital of $6,105,103. During the year ended December 31, 2022, the Company sustained a net loss of $14,129,101 and used net cash in operating activities of $10,227,730 and, as of December 31, 2022, has cash and cash equivalents on hand of $2,880,254, which factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's inability to continue as a going concern may potentially affect the Company's rights and obligations under its issued and outstanding convertible notes. The Company plans to finance its operations with proceeds from the sale of equity securities or debt; however, there is no assurance that management's plans to obtain additional debt or equity financing will be successfully implemented or implemented on terms favorable to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

**Use of Estimates**

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions made by management include, but are not limited to, the Company's inventory reserve and valuation of stock-based awards and warrants issued. Actual results could differ from these estimates.

**Cash and Cash Equivalents**

Cash equivalents are defined as short term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition. Cash and cash equivalents are held in U.S. financial institutions or in custodial accounts with U.S. financial institutions. The Company currently has bank deposits with financial institutions in the U.S. that exceed Federal Deposit Insurance Corporation insurance limits of $250,000. At December 31, 2022 and 2021, all of the cash on hand was considered cash equivalents.

**Concentrations of Credit Risk, Other Risks and Uncertainties**

The Company's financial instruments that are subject to credit risk are cash and cash equivalents. At December 31, 2022 and 2021, substantially all of the Company's cash and cash equivalents were held in one large financial institution located in the United States. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date. The Company generally requires deposits from its customers. The Company's accounts receivable were derived from billings to customers.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, competition from substitute products and larger companies, protection of proprietary technology, ability to maintain distributor relationships and dependence on key individuals.

**Fair Value of Financial Instruments**

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) ASC 820, "Fair Value Measurement," approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivables consist of uncollateralized obligations due from customers under normal trade terms. The carrying value of the receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The allowance for doubtful accounts is estimated by management based on the nature and the age of outstanding receivables, historical collection experience and existing economic conditions. Past due receivables are written off when the Company's collection efforts have been deemed unsuccessful in collecting the amounts past due. Bad debt recoveries are credited to the allowance account as collected. There was no allowance for doubtful accounts recorded at December 31, 2022 and 2021.

**Inventories, net**

All inventories are stated at the lower of cost determined on the first in, first out basis or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At December 31, 2022 and 2021, the Company's inventory reserve was $292,990 and $995,785, respectively. The inventory reserve relates to slow moving and obsolete inventory and is included within inventory on the balance sheets.

The Company recorded an inventory lower of cost and net realizable value adjustment of $332,021 and $329,331 during the years ended December 31, 2022 and 2021, respectively.

**Property and Equipment**

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization of property and equipment on the straight-line basis for financial accounting purposes, and on an accelerated basis for tax purposes, over the estimated useful life of the respective asset.

Maintenance and repairs are charged to expense as incurred and major renewals or betterments which extend the life of such assets are capitalized based on the shorter of life of lease or estimated useful life. The net gain or loss on property retired or otherwise disposed of is credited or charged to operating expenses and the costs and accumulated depreciation and amortization are removed from the accounts.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

| Description | Years |
|---|---|
| Computer equipment . . . . . . . . . . . . . . . . . . . | 5 |
| Office furniture and equipment . . . . . . . . . . . | 7 |
| Leasehold improvements . . . . . . . . . . . . . . . | Lease term or useful life, whichever is shorter |
| Machinery and equipment . . . . . . . . . . . . . . . | 10 |

**Leases**

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, and operating lease liabilities, current and noncurrent, on our balance sheets. The Company currently does not have any finance lease arrangements.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date of the lease in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include an option to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

**Impairment of Long-Lived Assets**

The Company reviews long lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets being reviewed for impairment, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There was no impairment loss recognized for the years ended December 31, 2022 or 2021.

**Revenue Recognition**

The Company's primary business activity involves sales and installation services of high-powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars. The Company accounts for revenue contracts with customers by applying the requirements of Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers, which includes the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

In all sales arrangements, revenues are recognized when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Additional details regarding revenue recognition are included in Note 7, Revenue.

**Income Taxes**

Income taxes are accounted for in accordance with the provisions of FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, the Company performs an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company recorded a full valuation allowance as of December 31, 2022 and 2021, as it is more likely than not that the Company will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 12, Income Taxes). The Company maintains valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

The Company recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. Management has evaluated the Company's tax positions and concluded the Company has taken no uncertain tax positions that would require adjustment to the financial statements to comply with the provisions of this guidance. As there were no uncertain tax positions as of December 31, 2022 and 2021, no interest or penalties were recorded to operating expense. Tax returns filed by the Company remain open to federal and state income tax examinations through the statutory time periods.

### Cost of Revenue

Cost of revenue primarily consists of the cost of materials, overhead and employee compensation associated with the manufacturing of our high-powered lasers. Product cost also includes lower of cost or net realizable value inventory, or LCNRV, adjustments if the carrying value of the inventory is greater than its net realizable.

### Research and Development Costs

Research and development consist of costs primarily related to compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplies incurred to further the Company's commercialization development efforts. Research and development costs are charged to operations when incurred and are included in operating expenses.

### Selling and Marketing Costs

Selling and marketing expenses consist primarily of compensation and related costs for the Company's direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. Selling and marketing costs are expensed as incurred.

### General and Administrative Costs

General and administrative expenses consist primarily of compensation and related costs for finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include third-party consulting and advisory services, legal, audit, accounting services and facilities costs. General and administrative costs are expensed as incurred.

**Stock-Based Compensation Expense**

The Company measures and recognizes the compensation expense for all stock-based awards made to employees based on estimated grant date fair values. The fair value of employee stock options is estimated on the date of grant using the Black-Scholes model. The fair value for time-based stock awards is based on the grant date share price reduced by the present value of the expected dividend yield prior to vesting. The fair value of market-based stock awards is estimated using an option-pricing model on the date of grant. Stock-based compensation expense is reduced for forfeitures. The Company accounts for forfeitures as they occur.

**Net Loss Per Share**

The Company's basic net loss attributable to common stockholders per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Contingently issuable shares are included in the computation of basic net loss per share as of the date that all necessary conditions have been satisfied and issuance of the shares is no longer contingent. The diluted net loss per share is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, stock options, restricted stock units and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive.

**Recent Accounting Pronouncements**

In September 2016, the FASB issued Accounting Standard Update ("ASU") 2016-13, *Financial Instruments – Credit Losses* (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. For smaller reporting companies, as defined by the SEC, ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022. The standard is effective for the Company on January 1, 2023. The Company does not expect significant changes to our financial statements and related notes in order to comply with ASU 2016-13.

**Recently Adopted Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases, and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13, in January 2018 within ASU 2018-01, in July 2018 within ASU 2018-11, in December 2018 within ASU 2018-20, in March 2019 within ASU 2019-01, in November 2019 within ASU 2019-10, in February 2020 within ASU 2020-02, in September 2020 within ASU 2020-05, in July 2021 within ASU 2021-05, and November 2021 within ASU 2021-09 (collectively, Topic 842). Topic 842 supersedes Topic 840, Leases, and requires lessees to recognize all leases on their balance sheets, with the exception of short-term leases, as a right-of-use asset and a corresponding lease liability measured at the present value of the lease payments. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard requires expanded disclosures regarding leasing arrangements. Effective January 1, 2022, the Company adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. The Company elected to use the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess its prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. The Company did not elect to use the other practical expedients provided.

Upon adoption, the Company recognized the right-of-use asset and operating lease liability totaling $934,584 and $1,031,067, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, the Company uses the rate implicit in the lease or when such rate is not readily available, the Company utilizes its incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, the Company may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such option. Results for reporting periods beginning January 1, 2022 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with the Company's historic accounting under ASC 840, Leases. For more information on the impact of adoption and the disclosures required by the new standard, refer to Note 6, Commitments and Contingencies.

In August 2020, the FASB issued ASU 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The standard is effective for the Company on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company's financial statements.

**Note 2: Property and Equipment**

Property and equipment at December 31, 2022 and 2021 consist of the following:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Machinery and equipment . . . . . . . . . . . . | $ 4,827,626 | $ 4,534,801 |
| Leasehold improvements . . . . . . . . . . . . . | 810,248 | 810,248 |
| Furniture and office equipment . . . . . . . . | 180,747 | 180,747 |
| Computer equipment and software . . . . . . | 136,282 | 81,981 |
| | 5,954,903 | 5,607,777 |
| Less accumulated depreciation and amortization . . . . . . . . . . . . . . . . . . . . . | (2,183,054) | (1,627,497) |
| Property and equipment, net . . . . . . . | $ 3,771,849 | $ 3,980,280 |

Depreciation and amortization expense related to property and equipment was $450,505 and $546,944 during the years ended December 31, 2022 and 2021, respectively.

Losses from the disposal of property and equipment was nil and $147,469 during the years ended December 31, 2022 and 2021, respectively, and is included in selling and administrative expenses in the statements of operations and comprehensive loss.

**Note 3: Inventories**

Inventories at December 31, 2022 and 2021 consist of the following:

|  | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Raw materials and supplies . . . . . . . . . . . . | $1,011,421 | $ 864,771 |
| Work-in-process . . . . . . . . . . . . . . . . . . . . . | 15,213 | 69,435 |
| Finished goods . . . . . . . . . . . . . . . . . . . . . . | 239,051 | 471,677 |
|  | 1,265,685 | 1,405,883 |
| Less inventory reserve . . . . . . . . . . . . . . . | (292,990) | (995,785) |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . | $ 972,695 | $ 410,098 |

The Company wrote down inventory due to scrap of $444,679 and nil during the years ended December 31, 2022 and 2021, respectively.

**Note 4: Debt**

**Convertible Promissory Notes**

In March, October and December 2022, the Company entered into Convertible Promissory Note Agreements, or the Convertible Note Agreements, with its current investors to sell convertible promissory notes, or 2022 Notes. During the year ended December 31, 2022, the Company received gross proceeds of $7,300,000 under the Convertible Note Agreements. The 2022 Notes carries a simple interest rate of 8% per annum. Pursuant to their terms, the 2022 Notes would convert to Nuburu common stock at a discount of 15%. Interest expense for the year ended December 31, 2022 was $175,288. The 2022 Notes mature in December 2023 unless previously converted. The Convertible Note Agreement provides for the conversion of the 2022 Notes at the option of the investor majority, and at any time, into shares with rights, privileges, preferences and restrictions as shares of stock issued to investors investing new capital in a financing event at the then applicable conversion price.

In January 2023, the Company entered into additional Convertible Note Agreements with our current investors and received gross proceeds of $4,100,000 under the additional Convertible Note Agreements. The Convertible Note Agreements carry the same terms as the 2022 Notes described above.

**Note 5: Deferred Financing Costs**

The Company capitalizes qualified legal and other direct costs related to efforts to raise capital through a sale of common stock pursuant to a merger or acquisition. These costs are recorded in deferred financing costs in the accompanying balance sheets and will be deferred until the completion of a merger or acquisition, at which time they will be reclassified to additional paid-in capital as a reduction of the merger or acquisition proceeds. If the Company terminates its plans for a merger or acquisition or significantly delays such plan, any deferred costs will be expensed at that time. At December 31, 2022, the Company recorded deferred financing costs of $4,258,515 in the accompanying balance sheets. There were no deferred financing costs as of December 31, 2021.

### Note 6: Commitments and Contingencies

**Operating Lease**

The Company leases office space in Centennial, Colorado under a noncancelable operating lease agreement. The Company leases and occupies approximately 27,900 square feet of office space, which expires in December 2024. In recognition of the ROU asset and the related lease liability, the options to extend the lease term have not been included as the Company is not reasonably certain that it will exercise any such option.

At December 31, 2022, the weighted-average remaining lease term in years is 2.0 years and the weighted-average discount rate used is 5.5%.

During the year ended December 31, 2022, the Company recognized the following lease costs arising from the lease transaction:

|  | Year Ended December 31, 2022 |
| --- | --- |
| Operating lease cost | $340,146 |

The Company recognized the following cash flow transactions arising from the lease transaction:

|  | Year Ended December 31, 2022 |
| --- | --- |
| Cash paid for amounts included in the measurement of lease liability | $361,324 |
| Right-of-use assets obtained in exchange for new operating lease liability | $934,583 |

At December 31, 2022, the future payments and interest expense for the operating lease is as follows:

| Years Ending December 31, | Future Payments |
| --- | --- |
| 2023 | $372,214 |
| 2024 | 383,383 |
| Total undiscounted cash flows | $755,597 |
| Less: imputed interest | (38,640) |
| Present value of lease liabilities | $716,957 |

The rent expense for operating leases for the year ended December 31, 2021 using the accounting guidance in effect at that time was $361,715.

At December 31, 2021, the future minimum payments for the operating leases were as follows:

| Years Ending December 31, | Future Minimum Payments |
| --- | --- |
| 2022 | $ 361,324 |
| 2023 | 372,214 |
| 2024 | 383,383 |
| Total | $1,116,921 |

**Legal Proceedings**

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. At December 31, 2022 and 2021, the Company was not involved in any material legal proceedings.

**Purchase Commitments**

At December 31, 2022, the Company had $657,112 in outstanding firm purchase commitments to acquire inventory and research and development parts from suppliers for the Company's ongoing operations.

**Note 7: Revenue**

The Company's primary business activity involves sales and installation services of high-powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars.

At contract inception, the Company assesses the goods or services promised within each contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Determining the method and amount of revenue to recognize requires the Company to make judgments and estimates which include determining whether the performance obligation is satisfied over time or at a point in time, the selection of method to measure progress towards completion, and determining if the contract includes any variable consideration or material right elements.

The Company's primary performance obligations include product sales and installation services. Revenue for product sales is recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Revenue for installation services is recognized over time, as the service is rendered. For this performance obligation, the Company has a right to consideration from customers that corresponds directly with the value to the customers of the Company's performance completed to date, and as such, the Company recognizes revenue in the amount to which it has a right to invoice the customer. Typically, invoices are issued upon shipment or completion of services, which varies based on the product and service duration.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions; the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved standard pricing related to the performance obligations.

Special consideration is given to change orders. A change order will be treated as a separate contract if the additional goods or services are distinct. The payment terms and conditions in customer contracts vary. However, the Company typically does not have contracts with customers in which payment terms are greater than 90 days.

As such, the Company does not assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays, is one year or less.

Contract liabilities consist of customer deposits that are applied to invoices as the performance obligation is performed. Accounts receivable and contract liabilities as of December 31, 2022 and 2021, were as follows:

| | Accounts Receivable | Contract Liabilities |
|---|---|---|
| January 1, 2021 | $ 53,000 | $ 35,776 |
| December 31, 2021 | $223,275 | $173,050 |
| December 31, 2022 | $327,200 | $178,750 |

During the years ended December 31, 2022 and 2021, the Company recognized $1,800 and $10,776 of revenue that was included in the contract liabilities balance at the beginning of the reporting period, respectively.

The Company recognizes freight and shipping costs associated with outbound freight after control over a product has transferred to a customer, as a fulfillment cost and includes those costs in materials within cost of revenues. Revenue received from shipping and handling fees is reflected in net revenues.

The Company's standard terms and conditions which are applicable to the Company's contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed upon specifications, which is standard in the industry. The product warranty is accounted for in accordance with the guidelines under ASC 460-10, Guarantees. Therefore, losses from warranty obligations are accrued when the amount of loss can be reasonably estimated, and the information is available before the financial statements are issued or are available to be issued.

The Company has determined that the nature, amount, timing, and uncertainty of revenue and cash flow are most significantly affected by their customer concentration, changes in technology, and adverse changes in the economy that may have an adverse impact on the ability of customers to contract with and pay the Company.

Revenues from contracts with customers are disaggregated as follows:

| | Year Ended December 31, | |
|---|---|---|
| | **2022** | **2021** |
| Revenues recognized at a point in time | $1,438,628 | $365,889 |
| Revenues recognized over time | 1,800 | 10,776 |
| Total | $1,440,428 | $376,665 |

During the years ended December 31, 2022 and 2021, the Company recognized $677,102 and $49,989 of revenue from government entities, respectively.

**Note 8: Preferred Stock**

The rights and preferences of the preferred stock are as follows:

*Dividends* - The preferred stock Series A, A-1, B, B-1, and C are subject to a cumulative annual dividend rate of 6% per share (which shall accrue from day to day) on the Series' Original Issue Price, whether or not declared. At December 31, 2022, $3,707,559 in Series A preferred stock dividends, $1,669,728 in Series A-1 preferred stock dividends, $4,932,159 in Series B preferred stock dividends, $2,813,127 in Series B-1 preferred stock dividends, and $366,641 in Series C preferred stock dividends were in arrears. At December 31, 2021, $3,227,559 in Series A preferred stock dividends, $1,429,728 in Series A-1 preferred stock dividends, $3,995,233 in Series B preferred stock dividends, $1,631,127 in Series B-1 preferred stock dividends, and $17,122 in Series C preferred stock dividends were in arrears.

*Liquidation* - In the event of liquidation, dissolution, or winding up of the Company, or a merger or a similar extraordinary transaction, preferred stockholders are entitled to receive, on a pari passu basis and in preference to common stockholders, an amount equal to the original purchase price plus cumulative annual dividends at a rate of 6% per annum. Upon a liquidation event, at December 31, 2022, preferred stock holders' liquidation value amounts to $11,707,559, $5,669,728, $20,547,599, $22,513,127 and $12,030,361 for Series A, Series A-1, Series B, Series B-1 and Series C, respectively.

*Voting* - On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible, as of the record date, for determining stockholders entitled to vote on such matter.

*Conversion* - Preferred shares are convertible into one common stock at the conversion prices based on the preferred stock series. Series A preferred stock is convertible at $1.00 per share, Series A-1 convertible at $1.15, Series B at $5.00 per share, Series B-1 at $0.80 per share, and Series C at $5.00 per share. All preferred share series can be converted into common at any time.

### Note 9: Stock-Based Compensation

The Company has an employee stock-based compensation plan under which options may be granted to attract and retain talent, provide additional incentive, and promote the success of the Company. Under this plan, the maximum aggregate number of Company shares that may be granted is 11,580,870 shares. As of December 31, 2022, there were 3,466,617 shares available for grant under the plan.

### Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company's statements of operations and comprehensive loss is classified as follows:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Cost of revenues | $ 988,003 | $ 9,228 |
| Research and development | 143,439 | 11,925 |
| Sales and marketing | 46,299 | 80,038 |
| General and administrative | 1,184,599 | 340,176 |
| Total stock-based compensation expense | $2,362,340 | $441,367 |

The Company's stock-based compensation expense is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. During the years ended December 31, 2022 and 2021, stock-based compensation relating to stock-based awards granted to consultants was $961,040 and $309,446, respectively.

### Restricted Stock Units

The Company grants Restricted Stock Units, or RSUs, to its employees for their services with a liquidity event requirement. The RSUs granted to employees vest over a period of time from the grant date and will be released and settled upon a liquidity event requirement. Liquidity events are achieved through either an Initial Public Offering or the occurrence of a Change in Control event. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2022 was $3.15 per share. No RSUs were granted prior to December 31, 2021.

A summary of the Company's RSU activity and related information is as follows:

| | RSUs | |
| --- | --- | --- |
| | Number of Shares | Weighted-Average Grant Date Fair Value |
| Unvested at December 31, 2021 ....... | — | $ — |
| RSUs Granted ................. | 1,053,000 | 3.15 |
| RSUs Vested .................. | — | — |
| RSUs Forfeited ................ | — | — |
| Unvested at December 31, 2022 ....... | 1,053,000 | $3.15 |
| Vested and unreleased ............... | — | |
| Outstanding at December 31, 2022 ..... | 1,053,000 | |

The total grant date fair value of RSUs awarded was $3,316,950 for the year ended December 31, 2022. The total grant date fair value of RSUs vested was nil for the year ended December 31, 2022.

At December 31, 2022, total unrecognized stock-based compensation cost related to RSUs, net of forfeitures, was $2,468,497, which is expected to be recognized over a remaining weighted average period of 3.0 years. As of December 31, 2022, all of the RSUs are expected to vest based on the Company's expectation of the liquidity event requirement being met.

**Stock Options**

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. The options vest according to a vesting schedule and expire on the tenth anniversary of each respective grant date. Management anticipates the average term of the options will be five years. Management has reserved a pool of shares to be issued when the options are exercised.

A summary of the Company's stock option activity and related information is as follows:

| | Number of Stock Options Outstanding | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life (Years) | Aggregate Intrinsic Value |
| --- | --- | --- | --- | --- |
| Options outstanding at December 31, 2021 ............ | 6,122,120 | $1.03 | 8.0 | $12,985,500 |
| Options granted ............................ | 2,630,000 | 3.15 | | |
| Options exercised ........................... | (783,040) | 0.19 | | |
| Options forfeited ........................... | (1,889,613) | 0.41 | | |
| Options outstanding at December 31, 2022 ............ | 6,079,467 | $2.25 | 7.9 | $ 5,484,316 |
| Options exercisable at December 31, 2022 ............ | 3,116,791 | $1.66 | 7.0 | $ 4,495,425 |
| Options vested and expected to vest at December 31, 2022 ....................................... | 6,079,467 | $2.24 | 7.9 | $ 5,484,316 |

The weighted-average grant date fair value of options granted to employees and consultants was $1.44 and $3.07 per share for the years ended December 31, 2022 and 2021, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $2,319,018 and $152,700 for the years ended December 31, 2022 and 2021, respectively.

At December 31, 2022, total unrecognized stock-based compensation cost related to stock options granted to employees, net of forfeitures, was $2,852,968, which is expected to be recognized over a weighted-average period of 1.4 years.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions including the fair value of the Company's common stock, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2022 and 2021 are as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Risk free interest rate | 2.62% | 0.86% |
| Expected dividend yield | 0.0% | 0.0% |
| Expected volatility | 42% | 36% |
| Expected life (years) | 5.8 | 5.0 |

**Note 10: Warrants**

On September 1, 2017, in connection with the sale of additional stock to stockholders, the Company issued a warrant to a stockholder to purchase 500,000 shares of common stock, at an exercise price of $2.20. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, August 31, 2027. As of December 31, 2022, the warrant remains outstanding.

On May 16, 2019, in connection with the execution of a promissory note payable with a stockholder, the Company issued a warrant to purchase 3,500,000 shares of common stock, at an exercise price of $2.24. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, May 16, 2024. As of December 31, 2022, the warrant remains outstanding.

**Note 11: Fair Value Measurements**

U.S. GAAP provides a uniform framework for the definition, measurement and disclosure of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Such accounting guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

| | |
|---|---|
| **Level 1** | Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. |
| **Level 2** | Significant other observation inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. |
| **Level 3** | Significant unobservable inputs that reflect an entity's own assumptions about the assumption that market participants would use in pricing an asset or liability. |

The assets' or liabilities' fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value of the stock options and warrants granted were determined using Level 3 inputs, based on a binomial pricing model (Black Scholes). The assumptions and methodology used are reviewed by management to ensure the estimated fair value complies with accounting standards generally accepted in the United States (Notes 9 and 10).

**Note 12: Income Taxes**

The components of income tax expense (benefit) consisted of the following:

| | Year Ended December 31, | |
|---|---|---|
| | **2022** | **2021** |
| Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $— | $— |
| Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Total income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $— | $— |

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31, 2022 and 2021, is as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Tax benefit at the statutory rate . . . . . . . . . . . . . . . | $(2,967,112) | $(1,970,635) |
| Increase (decrease) in taxes resulting from: | | |
| State taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (767,514) | 1,346,746 |
| Stock-based compensation . . . . . . . . . . . . . . . . | 102,560 | — |
| Research and development tax credits . . . . . . . | (73,558) | (278,596) |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,868 | 31,214 |
| Change in valuation allowance . . . . . . . . . . . . . | 3,680,756 | 871,271 |
| Total income tax benefit . . . . . . . . . . . . . . . . . . . . | $        — | $        — |

Significant components of the Company's deferred income tax assets and liabilities are as follows:

| | As of December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Deferred tax assets: | | |
| Net operating loss carryforwards . . . . . . . . . | $ 9,469,767 | $ 6,909,965 |
| Research and development credits . . . . . . . . | 1,229,181 | 1,155,623 |
| Capitalized pre-business expenses . . . . . . . . | 2,563,946 | 2,690,320 |
| Accrued expenses . . . . . . . . . . . . . . . . . . . . . | 26,290 | 69,965 |
| Stock based compensation . . . . . . . . . . . . . . | 481,062 | 64,476 |
| Inventory reserve . . . . . . . . . . . . . . . . . . . . . | 64,726 | 209,410 |
| Operating lease liability . . . . . . . . . . . . . . . . | 158,388 | — |
| Capitalized §174 R&D Costs . . . . . . . . . . . . | 919,466 | — |
| Total deferred tax assets before valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,912,826 | 11,099,759 |
| Less valuation allowance . . . . . . . . . . . . . . . . . . | (14,506,698) | (10,825,941) |
| Subtotal deferred tax assets . . . . . . . . . . . . . . . . | 406,128 | 273,818 |
| Deferred tax liabilities: | | |
| Fixed assets . . . . . . . . . . . . . . . . . . . . . . . . . . | (264,377) | (273,818) |
| Right-of-use assets . . . . . . . . . . . . . . . . . . . . | (141,751) | — |
| Total deferred tax liabilities . . . . . . . . . . . . . . . . | (406,128) | (273,818) |
| Net deferred tax asset (liability) . . . . . . . . . . . . . | $        — | $        — |

Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses incurred that are considered incidental to research and experimentation (R&E) activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the US must be amortized over a 5-year period if incurred, and R&E expenses incurred outside the US must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities that are considered under IRC Section 41 (relating to the research tax credit). For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that it will continue to be in a loss position even after the required

**Nuburu, Inc.**

**Notes to Financial Statements - Continued**

capitalization and amortization of its R&E expenses. The Company will continue to monitor this issue for future developments, but it does not expect R&E capitalization and amortization to require it to pay cash taxes now or in the near future. Also effective for tax years beginning after December 31, 2021, companies are subject to further limitations on the tax deductibility of interest expense, which becomes limited to approximately 30% of adjusted earnings before interest and income tax expense. Interest expense that is limited for tax purposes may be carried forward indefinitely.

At December 31, 2022 and 2021, the Company had approximately $42,000,000 and $33,000,000, respectively, of unused federal net operating losses and approximately $15,000,000 and $13,400,000, respectively, of unused state net operating loss carryforwards, that may be applied against future federal and state taxable income. If not utilized, the Company has approximately $1,300,000 of federal and $1,300,000 of state carryforwards at December 31, 2022 and 2021, that expire in the year 2035 through 2037 with the remainder having an indefinite carryforward yet being subject to 80% limitation as a result of the Tax Cuts and Jobs Act. In addition, the Company had federal research credit carryforwards as of December 31, 2022 and 2021 of approximately $1,200,000 and $1,100,000, respectively, of which will expire in the year 2035 through 2043, if not utilized.

As of December 31, 2022 and 2021, the Company has determined that it is more likely than not that the Company will not recognize the future tax benefit of the loss carryforwards and the capital losses, and has recognized a valuation allowance of approximately $14,507,000 and $10,826,000, respectively. The valuation allowance increased by approximately $3,681,000.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more "5-percent stockholders" increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period, or beginning the day after the most recent ownership change, if shorter.

**Note 13: Net Loss Per Share**

Diluted earnings per share ("EPS") includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted EPS for the years ended December 31, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share. The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Stock options outstanding | 6,079,467 | 6,122,120 |
| Warrants to purchase common stock – equity classified | 4,000,000 | 4,000,000 |
| Unvested restricted stock units | 1,053,000 | 1,053,000 |
| If-converted common shares from convertible notes | 1,678,096 | — |
| Total | 12,810,563 | 11,175,120 |

The following data show the amounts used in computing EPS and the effect on income and the weighted average number of shares:

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(14,129,101) | $ (9,383,975) |
| Dividends on preferred stock . . . . . . . . . . . . . . . | (3,188,445) | (2,856,048) |
| Net loss available to common stockholders used in basic and diluted EPS . . . . . . . . . . . . . . . . . . | $(17,317,546) | $(12,240,023) |
| Weighted average number of common shares used in basic and diluted EPS . . . . . . . . . . . . . . | 10,590,335 | 9,973,846 |
| Net loss per common share - basic and diluted  . . | $        (1.64) | $        (1.23) |

Dividends on preferred stock were not paid during the years ended December 31, 2022 and 2021. Dividends on preferred stock are cumulative and have been included as an adjustment to calculate net loss available to common stockholders.

**Note 14: Business Conditions**

As of the date of issuance of the financial statements, the Company's operations have not been significantly impacted by the COVID-19 pandemic, however, the Company continues to monitor the situation. While the Company's results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

The impact of the Russian invasion of Ukraine and the related sanctions imposed by the United States and other countries on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

**Note 15: Business Combination**

On August 5, 2022, the Company entered into a Business Combination Agreement with Tailwind Acquisition Corp., a Delaware corporation ("Tailwind"), with Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind. On January 31, 2023 (the "Effective Date" or "Closing Date"), the Company consummated the business combination pursuant to the terms of the Agreement.

The transaction provides access to additional financing to help fund its growth initiatives through a funding agreement with Lincoln Park Capital for up to an aggregate of $100,000,000 subject to the closing of the transaction and other conditions set forth in the purchase agreement entered into between Tailwind, the Company and Lincoln Park Capital.

*The Merger*

Pursuant to the terms of the Business Combination Agreement, Tailwind acquired Nuburu through the merger of Merger Sub with and into Nuburu, with Nuburu surviving the merger (the "Surviving Corporation") as a wholly owned subsidiary of Tailwind (the "Merger"). In connection with the Merger, Tailwind will be renamed "Nuburu, Inc." (the "Post-Combination Company") and Nuburu was renamed to "Nuburu Subsidiary, Inc."

At the effective time of the Merger (the "Effective Time"):

- Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock ("Nuburu Preferred Stock"), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of Tailwind ("New SPAC Common Stock") equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New SPAC Common Stock, "Unconverted Preferred Stock"), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu's Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

- Each share of Nuburu common stock, par value $0.0001 per share ("Nuburu Common Stock") issued and outstanding was canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the Common Stock Exchange Ratio.

- Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a "Nuburu Option"), whether vested or unvested, was converted into an option to purchase a number of shares of New SPAC Common Stock (such option, an "Exchanged Option") equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.

- Each outstanding restricted stock unit granted by Nuburu (each a "Nuburu RSU") was converted into a restricted stock unit of New SPAC Common Stock (such option, an "Exchanged RSU") equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.

- Each outstanding warrant to purchase shares of Nuburu Common Stock is treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind's prior written consent, not to be unreasonably withheld, conditioned, or delayed.

- Each outstanding convertible promissory note issued by Nuburu (each a "Convertible Note") was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Convertible Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New SPAC Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The "Common Stock Exchange Ratio" means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The "Aggregate Common Stock Merger Consideration" means a number of shares of New SPAC Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New SPAC Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. "Fully-Diluted Company Shares" means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that "Fully-Diluted Shares" shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

*Preferred Stock Issuance*

Prior to the Closing, Tailwind declared an issuance of shares of New SPAC Series A Preferred Stock to the holders of record of New SPAC Common Stock as of as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who waived its entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing the Written Consent (which, for clarity, excludes shares of New SPAC Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who shall have waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement (as defined below)), with one share of New SPAC Series A Preferred Stock to be issued in respect of each such share of New SPAC Common Stock. For clarity, any stockholder of the Company that elected to redeem their shares in connection with the Proposed Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder was not a record holder of New SPAC Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New SPAC Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing. The issuance is conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.

The Business Combination Agreement contains customary representations, warranties and covenants by the parties thereto as further described in the Business Combination Agreement.

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Exhibit 99.2

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS**

*Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in the Current Report on Form 8-K (the "Form 8-K") to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the Securities and Exchange Commission ("SEC") on December 12, 2022 (the "Proxy Statement").*

*Unless the context requires otherwise, references to "Nuburu," "we," "us" or "our" in this section are to the business and operations of Legacy Nuburu prior to the Business Combination and to the Company and its subsidiaries following the Business Combination.*

*You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes contained in Exhibit 99.1 to the Form 8-K. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in our Annual Report on Form 10-K filed with the SEC on March 31, 2023 (the "Form 10-K"), for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.*

## Overview

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We have invented, patented and developed what we believe to be the next pivotal point for manufacturing technology, with the potential to revolutionize the manufacturing industry by changing how products are made. Our technology is also aligned with the need to reduce carbon generation in manufacturing. Most manufacturing processes require heat to shape, manipulate and form basic materials into a product. The Nuburu laser system outperforms currently available alternatives by more efficiently coupling heat into the material being processed, thereby helping to promote a more sustainable future by using less energy and, in turn, generating less carbon in the manufacturing process.

A fundamental physical characteristic is that metals absorb blue laser light better than IR laser light. In the case of materials such as gold, copper, silver and aluminum the advantage of blue laser light is substantial. The better absorption results in substantial improvements in the quality of the part produced, the yield of parts during production and the speed at which the part can be produced. We believe that these advantages enable efficiencies in the overall productivity of the manufacturing line and can extend the life of the products produced. We also believe that these characteristics will be advantageous to our customers, whether in upgrading existing manufacturing processes or enabling entirely new approaches to manufacturing through the use of Nuburu's laser systems in either industrial welding or 3D printing technology applications.

Nuburu is currently shipping blue laser systems for welding applications such as batteries, large screen displays and cell phone components. We have performed thousands of welds in hundreds of application tests to date and we believe we have a strong and substantial customer pipeline for our laser light engines. Nuburu has developed a thorough understanding of the market need for its laser light engines across a broad array of applications including battery, e-mobility, consumer electronics, and 3D printing metal systems. We estimate that our SAM will grow from approximately $4 billion today to approximately $33 billion by 2032 (see "*Business — Market Opportunity*" in the Form 10-K).

**The Business Combination**

On January 31, 2023, we consummated the Business Combination. We received net proceeds from the Business Combination totaling $3.2 million, prior to deducting transaction and issuance costs. The cash resulting from the Business Combination is expected to be used toward our corporate growth strategy related to the commercialization of our blue laser systems and the scaling of our manufacturing operations to meet customer demand. The cash raised from the Business Combination is also expected to be used to fund investments in personnel and research and development as well as provide liquidity for the funding of our ongoing operating expenses. See the section entitled "*Business — Our Growth Strategy*" in the Form 10-K for additional details.

The Business Combination is accounted for as a reverse recapitalization for financial statement reporting purposes with Legacy Nuburu deemed to be the acquirer and Tailwind deemed to be the acquiree. Under this method of accounting, Tailwind will be treated as the acquired company for financial statement reporting purposes.

Being an SEC-registered and publicly traded company will require us to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices. Compared to the operations of Legacy Nuburu, we expect to incur additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

**Key Factors and Trends Affecting our Business**

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the Form 10-K titled "*Risk Factors*."

*Commercial Launch of Products*

We have begun the production and shipment of our AO-650 laser, and we announced the commercial launch of the first laser in the NUBURU BL™ series, the BL-250, in January 2023 (see "*Business — Our Products*" in the Form 10-K). We are currently in the manufacturing ramp-up for the BL series. Any delays in the ramp-up may impact our revenue.

*Adoption of our Blue Laser Technology*

We believe that Nuburu blue laser technology offers a superior solution to improving a variety of aspects of welding and 3D printing, particularly in the manufacturing of batteries, consumer electronics, electric vehicles, renewable energy products and displays. However, our financial results will depend on the degree to which potential and current customers recognize the benefits of our blue laser technology and invest in our products. The selection process for our products is lengthy, typically up to 24 months, and may require us to incur costs in pursuing opportunities with no assurance that our products will be selected, which are included in selling and marketing expenses and research and development expenses.

*Capital Equipment*

Our business is expected to depend substantially upon capital expenditures by end users, particularly by manufacturers using our products for materials processing, which includes general manufacturing, automotive, particularly electric vehicles, other transportation, aerospace, heavy industry, consumer, semiconductor and electronics. Although applications within materials processing are broad, the capital equipment market in general is cyclical and historically has experienced sudden and severe downturns. For the foreseeable future, our operations will continue to depend upon capital expenditures by end users of materials processing equipment and will be subject to the broader fluctuations of capital equipment spending.

Recent inflationary pressures are resulting in global central banks adopting less accommodating monetary policies and increasing interest rates. Higher interest rates could impact global growth and could lead to a recession that may reduce the investment in capital equipment. In addition, higher interest rates would increase the cost of equipment financed with leases or debt.

*Research and Development Expenses*

We plan to continue to invest in research and development to improve our existing components and products and develop new components, products, systems and applications technology. We believe that these investments will sustain our position as a leader in the blue laser industry and will support the development of new products that can address new markets and growth opportunities. The amount of research and development expense we incur may vary from period to period.

*Impact of the COVID-19 Pandemic*

Since its outbreak in December 2019, the COVID-19 pandemic has disrupted global supply chains, affected production and sales across a range of industries and led to national and local governments imposing a variety of measures designed to contain the pandemic.

To date, we have experienced some delays due to the COVID-19 pandemic; however, we have not materially altered any terms with contractors, suppliers, customers, other business partners or our financing sources. We also continue to execute on our strategic plans and operational initiatives. However, the extent to which our operations and financial condition will be affected by the COVID-19 pandemic, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments that cannot be accurately predicted at this time and are uncertain, including new information that may emerge concerning the severity and scope of the COVID-19 pandemic (including the emergence of new variants that may be more contagious or severe, and may be less responsive to vaccines or treatments), the reimposition of measures to contain the COVID-19 pandemic or address its impact and the timing of global recovery and economic normalization, among other uncertainties and other factors identified in "*Risk Factors*" that may result in delays or modifications to these plans and initiatives.

- **Key Operating and Financial Metrics**

We regularly review several metrics, including the metrics presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies.

The following tables present our key performance indicators for the periods presented.

| ($ in thousands) | Year Ended December 31, 2022 | 2021 | $ Change | % Change |
|---|---|---|---|---|
| Revenue | $ 1,440 | $ 377 | $ 1,063 | 282.0% |
| Total gross margin | (3,419) | (1,390) | (2,029) | 146.0 |
| EBITDA[1] | (13,547) | (8,838) | (4,709) | 53.3 |
| Capital expenditures | (536) | (426) | (110) | 25.8 |
| Free cash flow[1] | (10,764) | (8,233) | (2,531) | 30.7 |

NM   Not meaningful.

(1)   EBITDA and Free cash flow are non-GAAP financial measures. See "— *Non-GAAP Information*" below for our definitions of, and additional information about, EBITDA and Free cash flow and for a reconciliation to the most directly comparable U.S. GAAP financial measures.

**Non-GAAP Information**

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively and in context, may be helpful to investors in assessing our operating performance and trends and in comparing our financial measures with those of comparable companies that may present similar non-GAAP financial measures.

*EBITDA and Free Cash Flow*

We define "EBITDA" as income (loss), plus (minus) depreciation and amortization expenses, plus (minus) interest, plus (minus) taxes and "Free cash flow" as net cash from (used in) operating activities less capital expenditures. EBITDA and Free cash flow are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP and these measures should not be considered a substitute for net income (loss), and net cash used in operating activities reported in accordance with GAAP. Our computation of EBITDA and Free cash flow may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA or Free cash flow in the same fashion.

*Limitations of Non-GAAP Measures*

There are a number of limitations related to EBITDA, including the following:

- EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and/ or amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and EBITDA does not reflect cash requirements for these replacements or new capital expenditure requirements.

- EBITDA does not reflect interest expense, net, which may constitute a significant recurring expense in the future.

- Free cash flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Because of these and other limitations, EBITDA and Free cash flow should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Free cash flow on a supplemental basis. You should review the reconciliation of our net loss to EBITDA and net loss to Free cash flow below and not rely on any single financial measure to evaluate our business.

Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items and our presentation of Free cash flow does not necessarily indicate whether cash flows will be sufficient to fund our cash needs.

*Reconciliation*

The following table reconciles our net loss (the most directly comparable GAAP measure to EBITDA) to EBITDA for the period presented:

| | Year Ended December 31, | |
| --- | --- | --- |
| ($ in thousands) | 2022 | 2021 |
| Net loss . . . . . . . . . . . . . . . . . . . . . . . | $(14,129) | $ (9,384) |
| Interest (income) expense, net . . . . . . . | 131 | (1) |
| Income tax expense . . . . . . . . . . . . . . . | — | — |
| Depreciation and amortization . . . . . . | 451 | 547 |
| EBITDA . . . . . . . . . . . . . . . . . . . . . . . | (13,547) | (8,838) |

The following table reconciles our net cash used in operating activities (the most directly comparable GAAP measure to Free Cash Flow) to Free cash flow for the periods presented:

| ($ in thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Net cash used in operating activities ................ | $ (10,228) | $ (7,807) |
| Capital expenditures ........................... | (536) | (426) |
| Free cash flow ................................ | (10,764) | $ (8,233) |

## Components of Results of Operations

### Revenue

We earn revenue from the sale of products and from service contracts. Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia.

### Cost of Revenue

Cost of revenue primarily consists of the cost of materials and employee compensation associated with the manufacturing of our high powered lasers. Product cost also includes lower of cost or net realizable value inventory ("LCNRV") adjustments if the carrying value of the inventory is greater than its net realizable value. We recorded LCNRV charges of $332 thousand and $329 thousand for the years ended December 31, 2022 and 2021, respectively.

### Operating Expenses

### Research and Development

Research and development expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplies incurred to further our commercialization development efforts. We expense research and development costs as incurred. We anticipate significant research and development expenses to increase as we expand our product portfolio.

### Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for our direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. We expense selling and marketing costs as incurred. We expect selling and marketing expenses to increase in future periods as we expand our sales force, marketing and customer support organizations and increase our participation in trade shows and marketing programs.

### General and Administrative

Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

**Results of Operations**

*Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021*

The following table sets forth our operating results for the periods indicated:

| ($ in thousands) | Year Ended December 31, 2022 | Year Ended December 31, 2021 | $ Change | % Change |
|---|---|---|---|---|
| Revenue | $ 1,440 | $ 377 | $ 1,064 | 282.2% |
| Cost of revenue | 4,860 | 1,766 | 3,093 | 175.0 |
| Gross margin | (3,420) | (1,389) | (2,029) | 146.0 |
| Operating expenses: | | | | |
| Research and development | 4,546 | 2,463 | 2,083 | 84.6 |
| Sales and marketing | 708 | 1,648 | (939) | (57.0) |
| General and administrative | 5,324 | 3,885 | 1,440 | 37.1 |
| Total operating expenses | 10,578 | 7,996 | 2,584 | 32.3 |
| Loss from operations | (13,998) | (9,385) | (4,613) | 49.1 |
| Other income (expense) | | | | |
| Interest expense | (175) | — | (175) | NM |
| Other income (expense) | 44 | 1 | 43 | NM |
| Total other income (expense) | (131) | 1 | (132) | NM |
| Loss before income taxes | (14,129) | (9,384) | (4,745) | 50.6 |
| Provision for income taxes | — | — | — | NM |
| Net loss | (14,129) | (9,384) | (4,745) | 50.6 |

NM    Not meaningful.

*Revenue*

Revenue increased by $1,064 thousand, or 282.2%, to $1,440 thousand for the year ended December 31, 2022 from $377 thousand for the year ended December 31, 2021. This increase is primarily due to laser system revenues and associated ancillary revenues generated from a government contract during the year ended December 31, 2022.

*Cost of Revenue*

Cost of Revenue increased by $3,093 thousand, or 175.0%, to $4,860 thousand for the year ended December 31, 2022 from $1,766 thousand for the year ended December 31, 2021. This increase is primarily due to costs incurred for the production of the laser system revenues and in satisfying the performance obligations of the government contract revenues in addition to increased stock-based compensation expense and increased personnel expenses recognized during the period.

*Operating expenses*

*Research and development.* Research and development expenses increased by $2,083 thousand, or 84.6%, to $4,546 thousand for the year ended December 31, 2022 from $2,463 thousand for the year ended December 31, 2021. This increase is primarily due to general research and development tooling and supplies related to the development of our BL product line. Additionally, there was an increase in research and development related personnel and consulting expenses.

*Sales and marketing.* Sales and marketing expenses decreased by $939 thousand, or 57.0%, to $708 thousand for the year ended December 31, 2022 from $1,648 thousand for the year ended December 31, 2021. The decrease is primarily due to the departure of our Chief Marketing and Sales Officer on March 31, 2022 and the related subsequent internal reorganization and reallocation of certain sales and applications labs personnel to cost of revenue and research and development, respectively.

*General and administrative.* General and administrative expenses increased by $1,440 thousand, or 37.1%, to $5,324 thousand for the year ended December 31, 2022 from $3,885 thousand for the year ended December 31, 2021. The increase was primarily driven by increased personnel-related expenses and increased professional fees expenses associated with legal, compliance and accounting matters. Additionally, there was an increase in stock-based compensation expense for our general and administrative personnel.

*Other income (expense)*

*Interest expense.* Interest expense increased by $175 thousand to $175 thousand for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is primarily due to the Company Notes outstanding as of December 31, 2022 while there were no notes outstanding as of December 31, 2021

*Other income (expense).* Other income (expense) increased by $43 thousand to $44 thousand for the year ended December 31, 2022 from $1 thousand for the year ended December 31, 2021. The increase is primarily due to interest earned on cash held in our bank account.

**Liquidity and Capital Resources**

*Overview*

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We have yet to generate meaningful revenue from our business operations and have funded capital expenditure and working capital requirements through equity financing.

As of December 31, 2022, we had cash and cash equivalents of $2.9 million as compared with $6.0 million as of December 31, 2021. Our cash flows from operations are not sufficient to fund our current operating model and expansion plans. On the second anniversary of the Closing Date, the Company must also under certain circumstances redeem the maximum portion of the Preferred Stock as permitted by law in cash at an amount equal to the Original Issuance Price as of such date (see "*Description New Nuburu Capital Stock — Preferred Stock — Series A Preferred Stock — Redemption*" in the Proxy Statement). Notwithstanding the foregoing, the Company shall not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption.

In connection with the Business Combination, we received an increase in cash of approximately $3.2 million, prior to deducting transaction and issuance costs. Legacy Nuburu's total transaction expenses were approximately $3.2 million and Tailwind's total transaction expenses were approximately $2.5 million after taking into account waivers of costs incurred by Legacy Nuburu and Tailwind.

Until we can generate sufficient revenue to cover our operating expenses, working capital, and capital expenditures, we will rely on funds raised from the closing of the Business Combination, from the $11.4 million of Company Notes issued prior to the Closing, from the Lincoln Park Purchase Agreement pursuant to which Lincoln Park has agreed to purchase from the Company, at the sole discretion of the Company, up to $100,000,000 of Common Stock from time to time over a 48-month period (for more information, see the section titled "*The Lincoln Park Purchase Agreement and Registration Rights Agreement*" in the Proxy Statement), and from causing the Anzu SPVs to use up to 2/3 of the gross proceeds of Permitted Transfers to purchase Preferred Stock from the Company at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (for more information, see "*Certain Relationships and Related Party Transactions — New Nuburu — Agreements —Sale Option Agreements*" and "*— Permitted Anzu SPV Transactions*" in the Proxy Statement).

We would also obtain additional funds if the holders of our Warrants were to exercise their Warrants. However, the exercise price for our Public Warrants is $11.50 per share of Common Stock which exceeds $4.90, the closing price of our Common Stock on the NYSE American on March 15, 2023. The likelihood that Warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

The further development of our products, commencement of commercial operations and expansion of our business will require a significant amount of cash for expenditures. Our ability to successfully manage this growth will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

Given the amount of cash received in connection with the closing of the Business Combination and the Company's current liquidity position, the Company expects to raise additional capital. If we raise additional funds by issuing equity securities, including pursuant to the Lincoln Park Purchase Agreement, dilution to our stockholders would result. If we raise additional funds by issuing any additional preferred stock, such securities may also provide for rights, preferences or privileges senior to those of holders of Common Stock. If we raise additional funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of Common Stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

We plan to register up to 25,600,000 shares of Common Stock for resale on a registration statement on Form S-1 (the "Lincoln Park Registration Statement"), consisting of (i) up to 25,000,000 shares of Common Stock that we may, in our sole discretion, elect to issue and sell to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, and (ii) up to 600,000 shares of Common Stock, issued to Lincoln Park as consideration for entering into the Lincoln Park Purchase Agreement. We have also registered for resale on a registration statement on Form S-1 filed with the SEC on March 13, 2023 (File No. 333-269610) (the "Resale Registration Statement") substantially all of our shares of Common Stock and the large majority of our shares of Preferred Stock outstanding as of the Closing Date. The sale of shares of Common Stock pursuant to the Lincoln Park Registration Statement or by the selling securityholders named in and pursuant to the Resale Registration Statement, or the perception that such sales could occur, could reduce the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or to utilize all or part of the Lincoln Park Purchase Agreement, particularly at the higher Regular Purchase Share Limits (as defined in the Lincoln Park Purchase Agreement). Lincoln Park and the selling securityholders named in the Resale Registration Statement may sell all of their shares for so long as the Lincoln Park Registration Statement and the Resale Registration Statement, respectively, are available for use, subject to certain transfer restrictions. See also "*Risk Factors — Risks Related to Ownership of our Securities — Future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain selling securityholders still may receive significant proceeds*" in the Form 10-K.

Pursuant to the Certificate of Designations, on January 31, 2025, which is the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price ("VWAP") of Common Stock, then we will convert all outstanding shares of our Preferred Stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash. The redemption of the Preferred Stock and the payment of any excise tax payable in connection with such redemption would reduce the amount of legally available funds for purposes, including making acquisitions and investments and otherwise pursuing the Company's strategic objectives, and could adversely affect the Company's business, financial position and results of operations. Notwithstanding the foregoing, the Company will not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption. However, in the event our assets are not sufficient to meet our redemption obligations, this could have a significant adverse effect on our reputation, business, financial condition, growth and ability to accomplish our strategic objectives. See also "*Risk Factors — Risks Relating to Being a Public Company — The redemption of our Preferred Stock may require a significant amount of cash and may result in adverse tax consequences*" in the Form 10-K.

*Cash Flows*

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

| ($ in thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Net cash (used in) operating activities . . . . . . . . . . . . . . . | $ (10,228) | $ (7,807) |
| Net cash (used in) investing activities . . . . . . . . . . . . . . | (536) | (230) |
| Net cash provided by (used in) financing activities . . . . . | 7,636 | 5,651 |

*Cash flows from operating activities*

Our cash flows used in operating activities to date have been primarily comprised of costs related to research and development, sales and marketing, and other general and administrative activities. We expect our expenses related to personnel, research and development, sales and marketing, and general and administrative activities to increase as a result of operating as a public company.

Net cash used in operating activities was $10,228 thousand and $7,807 thousand for the year ended December 31, 2022 and 2021, respectively. The increase in net cash flows used in operating activities is primarily driven by changes in working capital and an increase in our stock-based compensation expense.

*Cash flows from investing activities*

Our cash flows from investing activities have been comprised primarily of purchases of equipment and installation of improvements to our leased facilities and headquarters.

Net cash used in investing activities was $536 thousand for the year ended December 31, 2022, compared to $231 thousand for the year ended December 31, 2021. The decrease was primarily due to reduced purchases of equipment and proceeds received from the sale of property and equipment during the year ended December 31, 2021.

*Cash flows from financing activities*

We have financed our operations primarily through the sale of preferred stock and promissory notes.

Net cash provided by financing activities was $7,636 thousand and $5,651 thousand for the year ended December 31, 2022 and 2021, respectively. The increase is comprised of proceeds received from the issuance of convertible promissory notes, the issuance of Series C preferred stock, and the issuance of common stock from option exercises during the year ended December 31, 2022.

**Quantitative and Qualitative Disclosures about Market Risk**

We are exposed to a variety of market and other risks including credit risks, and foreign currency translation and transaction risks as well as risks relating to the availability of funding sources, hazard events and specific asset risks.

*Credit Risk*

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, restricted cash, accounts receivable, and net investment in direct financing receivable. Domestic cash deposits exceeded the Federal Deposit Insurance Corporation insurable limit at December 31, 2022 and 2021. We have not experienced any losses on our cash deposits to date.

Furthermore, for the year ended December 31, 2022, approximately 83.3% of our revenues came from four customers, and for the year ended December 31, 2021, approximately 95% of our revenues came from five customers. We are subject to non-payment or non-performance of these counterparties, and we generally do not require collateral from our customers. We evaluate the collectability of our accounts receivable and provide an allowance for potential credit losses as necessary. To date, we have not experienced any customer credit losses.

*Business Risk*

We are subject to a number of risks similar to those of other companies of similar size in our industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see the notes accompanying our financial statements contained in Exhibit 99.1 to the Form 8-K), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

*Foreign Currency Risk*

Our functional currency is the U.S. dollar reflecting our principal operating market. As we expand, we expect to be exposed to both currency transaction and translation risk as we collaborate with international investors, partners and vendors. To date, we have not had exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

*Inflation Risk*

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices and have correspondingly also increased our prices. Our future mitigation strategies may include further increasing the price of our products, considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty in how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

## Emerging Growth Company Status

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act, and we expect to remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates is equal to or exceeds $700 million as of the end of the prior fiscal year's second fiscal quarter and our net sales for the year exceed $100 million; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding, rolling three year period. We have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

## Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 1, "Nature of Operations and Summary of Significant Accounting Policies," to our consolidated financial statements as of December 31, 2022 contained in Exhibit 99.1 to the Form 8-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.

*Revenue Recognition*

Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia. All sales and installation services are settled in U.S dollars.

*Stock-Based Compensation and Common Stock Valuation*

We record stock-based compensation expense according to the provisions of ASC Topic 718 – Stock Compensation. ASC Topic 718 requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:

- Expected Term – We use the simplified method of an average between the total term of the option and the vesting period of the option.

- Expected Volatility – Since our shares are not actively traded, our volatility estimate is based on the volatility of publicly traded shares of selected other laser companies.

- Expected Dividend Yield – We have not paid dividends in the past and do not anticipate paying dividends in the near future; therefore we assume a dividend yield of zero.

- Risk-Free Interest Rate – We use yield rates published by the U.S. Treasury for zero coupon issues with a remaining term equal or similar to the expected term of our option awards.

The grant date fair value of our Common Stock has been and will be determined by our board of directors with the assistance of management and an independent valuation specialist. Once our Common Stock is publicly traded, we intend to determine the fair value of our publicly traded Common Stock based on the closing market price on the date grants are made.

*Lease Obligations*

We lease our headquarters space in Centennial, Colorado under leases classified as operating leases. The FASB has issued ASU No. 2016-02, Leases (Topic 842) along with other related guidance (collectively, "ASU 842"), under which lessees are required to recognize a right of use ("ROU") asset and related lease liability on the lessee's balance sheet for all substantive leases. Effective January 1, 2022, we adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. We elected to use the package of practical expedients permitted under the transition guidance, which allows us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. We did not elect to use the other practical expedients provided.

Upon adoption, we recognized the right-of-use asset and operating lease liability totaling $935 thousand and $1,031 thousand, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, we use the rate implicit in the lease or when such rate is not readily available, we utilize our incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, we may include options to extend or terminate the lease when it is reasonably certain that we will exercise any such option.

*Income Taxes*

Income taxes are accounted for in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. We recorded a full valuation allowance as of December 31, 2022 and December 31, 2021, as it is more likely than not that we will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 12 in the audited financial statements contained in Exhibit 99.1 to the Form 8-K for more information). We maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

**Recent Accounting Pronouncements**

See Note 1 to the audited financial statements contained in Exhibit 99.1 to the Form 8-K for more information.

**Exhibit 99.3**

**UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION**

*Capitalized terms used but not defined in this Exhibit 99.3 shall have the meanings ascribed to them in the Current Report on Form 8-K (the "Form 8-K") to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the SEC on December 12, 2022 (the "Proxy Statement").*

*Unless the context requires otherwise, all references to (i) "Tailwind" refer to Tailwind Acquisition Corp. prior to giving effect to the Business Combination; (ii) "Nuburu" refer to the entity formerly known as Tailwind Acquisition Corp., which is now named Nuburu, Inc., after giving effect to the Business Combination; and (iii) "Legacy Nuburu" refer to the entity formerly known as Nuburu, Inc., which is now named Nuburu Subsidiary, Inc. after giving effect to the Business Combination.*

**Introduction**

Nuburu is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical audited balance sheet of Tailwind as of December 31, 2022 with the historical audited consolidated balance sheet of Legacy Nuburu as of December 31, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2022 with the historical audited consolidated statement of operations of Legacy Nuburu for the fiscal year ended December 31, 2022. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2021 with the historical audited consolidated statement of operations of Legacy Nuburu for the fiscal year ended December 31, 2021, giving effect to the Business Combination as if it had been consummated on January 1, 2021. The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind's December 27, 2022 special meeting of stockholders, after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

- The historical audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2022 and audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2021, contained in our Annual Report on Form 10-K filed with the SEC on March 31, 2023 (the "Form 10-K"); and

- The historical audited consolidated financial statements of Legacy Nuburu as of and for the fiscal year ended December 31, 2022 and the historical audited consolidated financial statements of Legacy Nuburu as of and for the fiscal year ended December 31, 2021, contained in Exhibit 99.1 to the Form 8-K.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Tailwind and Legacy Nuburu have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information should also be read together with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" contained in Exhibit 99.2 to the Form 8-K, and other financial information included in the Proxy Statement and the Form 10-K.

**Description of the Business Combination**

On August 5, 2022, Tailwind entered into a Business Combination Agreement with Merger Sub and Legacy Nuburu. Pursuant to the Business Combination Agreement, Legacy Nuburu merged with Merger Sub, with Legacy Nuburu surviving as a wholly owned subsidiary of Nuburu.

At the Effective Time:

- Each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu's Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio;

- each share of Legacy Nuburu Common Stock, issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio;

- each Legacy Nuburu Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an Exchanged Option equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option continues to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time;

- each Legacy Nuburu RSU issued and outstanding immediately prior to the Effective Time was converted into an Exchanged RSU equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU continues to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time;

- each outstanding warrant to purchase shares of Legacy Nuburu Common Stock was "net exercised" as of immediately prior to the Effective Time in accordance with its terms, is no longer outstanding, and was subsequently converted into Common Stock at the Effective Time as further described above; and

- each outstanding Legacy Company Note was canceled and converted into shares of Legacy Nuburu Common Stock in accordance with its terms as of immediately prior to the Effective Time, which shares were then outstanding as Legacy Nuburu Common Stock as of immediately prior to the

Effective Time and subsequently converted into Common Stock at the Effective Time as further described above (and with such shares being entitled to participate in the Preferred Stock Issuance).

The "Common Stock Exchange Ratio" means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The "Aggregate Common Stock Merger Consideration" means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issued pursuant to Section 3.01(a)(i) of the Business Combination Agreement. "Fully-Diluted Company Shares" means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu capital stock that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Legacy Nuburu Common Stock issued upon the full exercise, exchange or conversion of Legacy Nuburu warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Company Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that "Fully-Diluted Shares" excluded (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The "Preferred Stock Exchange Ratio" means, with respect to each share of Legacy Nuburu Preferred Stock, the number of shares of Common Stock which a share of such series of Preferred Stock was cancelled and converted into pursuant to the applicable provisions of the Business Combination Agreement. Pursuant to the Business Combination Agreement, each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Common Stock that such share of Legacy Company Preferred Stock was entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Legacy Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

"Preferred Stock Liquidation Preference" means

(a) with respect to the Legacy Nuburu Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(b) with respect to the Legacy Nuburu Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;

(c) with respect to the Legacy Nuburu Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(d) with respect to the Legacy Nuburu Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and

(e) with respect to the Legacy Nuburu Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

Pursuant to the terms of the Business Combination Agreement, the Common Stock and the Preferred Stock Exchange Ratios were as follows:

| Legacy Nuburu Class / Series | Exchange Ratio |
|---|---|
| Legacy Nuburu Common Stock . . . . . . . . . . . . . . . . . . . | 0.515 |
| Legacy Nuburu Series A Preferred Stock . . . . . . . . . . . . | 0.566 |
| Legacy Nuburu Series A-1 Preferred Stock . . . . . . . . . . | 0.599 |
| Legacy Nuburu Series B Preferred Stock . . . . . . . . . . . . | 0.831 |
| Legacy Nuburu Series B-1 Preferred Stock . . . . . . . . . . | 0.515 |
| Legacy Nuburu Series C Preferred Stock . . . . . . . . . . . . | 1.146 |

The foregoing accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.

**Closing Date Redemptions**

The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind's December 27, 2022 special meeting of stockholders (the "Closing Date Redemptions"), after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

**Other Events in Connection with the Business Combination**

Other events that took place in connection with the Business Combination are summarized below:

- Preferred Stock Issuance. At the Closing, Tailwind declared an issuance of shares of Series A Preferred Stock to the holders of record of Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Legacy Nuburu who had waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, excludes shares of Common Stock received as a result of the conversion of any Legacy Company Note) and (b) the Sponsor, who waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement), with one share of Series A Preferred Stock issued in respect of each such share of Common Stock. For clarity, any stockholder of the Company that elected to redeem its shares in connection with the Business Combination did not participate in the Preferred Stock Issuance with respect to the shares it so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the Series A Preferred Stock are set forth in a Certificate of Designations that was filed in connection with the Closing.

- Lincoln Park Purchase Arrangement: Tailwind, Legacy Nuburu and Lincoln Park have entered into a purchase agreement pursuant to which Nuburu may direct Lincoln Park to purchase up to $100 million of Common Stock from time to time over a 48-month period, subject to certain limitations contained in the Lincoln Park Purchase Agreement. At the Closing, Nuburu issued 200,000 shares of Common Stock to Lincoln Park, and, 30 days after the Closing, Nuburu issued an additional 400,000 shares of Common Stock, representing the number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share (the price was deemed to be $5.00 per share).

- Founder Shares: In June 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (269,607 of which were subsequently forfeited following the underwriter's partial exercise of its over-allotment option). In connection with the Business Combination, the Founder Shares held by the Sponsor were forfeited other than 1,150,000 shares (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) See "*Other Agreements—Sponsor Support Agreement*" in the Proxy Statement and the section titled "*Share Transfer Agreement*" under Item 1.01 of the Form 8-K for more information.

**Accounting for the Business Combination**

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP because Legacy Nuburu has been determined to be the accounting acquirer. Under this method of accounting, Tailwind, which is the legal acquirer, is treated as the accounting acquiree for financial reporting purposes and Legacy Nuburu, which is the legal acquiree, is treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Nuburu have become the historical financial statements of Nuburu, and Tailwind's assets, liabilities and results of operations have been consolidated with Legacy Nuburu's beginning on the acquisition date. For accounting purposes, the financial statements of Nuburu represent a continuation of the financial statements of Legacy Nuburu with the Business Combination being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical costs and no goodwill or other intangible assets have been recorded. Operations prior to the Business Combination will be presented as those of Legacy Nuburu in future reports of Nuburu.

Legacy Nuburu was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- Legacy Nuburu stockholders comprise a majority of the voting power of Nuburu;

- The Nuburu board of directors consists only of members of the Legacy Nuburu board of directors or nominees selected by Legacy Nuburu;

- Legacy Nuburu's operations prior to the acquisition comprise the only ongoing operations of Nuburu;

- Legacy Nuburu's senior management comprises the senior management of Nuburu;

- Nuburu has assumed the Legacy Nuburu name; and

- Legacy Nuburu's headquarters have become Nuburu's headquarters.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Nuburu following the completion of the Business Combination. The unaudited pro forma adjustments represent management's estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

**Basis of Pro Forma Presentation**

The following summarizes the pro forma Common Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

| | No. of Common Shares[1] | % Common Ownership[1] |
|---|---|---|
| Nuburu Stockholders[2] ........................ | 31,323,904 | 94.9% |
| Tailwind Public Stockholders ................... | 316,188 | 1.0% |
| Tailwind Sponsor .............................. | 950,000 | 2.9% |
| Nautilus Master Fund, L.P.[3] ................... | 150,000 | 0.5% |
| Cohen & Company Capital Markets[4] ............. | 50,000 | 0.2% |
| Lincoln Park Commitment Shares[5] .............. | 200,000 | 0.6% |
| **Total** ...................................... | 32,990,092 | 100.0% |

(1) Excludes Series A Preferred Stock issued through the Preferred Stock Issuance. Ownership of Series A Preferred Stock is described in more detail in the table below.
(2) Representing Common Stock issued to Legacy Nuburu stockholders (i.e., in respect of Legacy Nuburu Preferred Stock and Legacy Nuburu Common Stock (including Legacy Nuburu Common Stock issued in respect of the Legacy Company Notes and any Legacy Nuburu warrants that were net exercised, but excluding shares of Common Stock subject to Exchanged Options and Exchanged RSUs)).
(3) Representing 150,000 shares transferred by the Sponsor to Nautilus Master Fund, L.P. in connection with the Closing.
(4) Representing 50,000 shares transferred by the Sponsor to Cohen & Company Capital Markets in connection with the Closing.
(5) Lincoln Park held 200,000 commitment shares as of the Closing and, 30 days after the Closing, Nuburu issued an additional 400,000 commitment shares, representing the number of shares equal to $2,000,000 divided by the lesser of (i) $10.00 per share or (ii) the average closing price of Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share (the price was deemed to be $5.00 per share).

The following summarizes the pro forma Series A Preferred Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

| | No. of Preferred Shares | % Preferred Ownership |
|---|---|---|
| Legacy Nuburu Stockholders[1] ................... | 15,478 | 0.5% |
| Legacy Nuburu Company Noteholders[2] ........... | 1,361,787 | 47.9% |
| Tailwind Public Stockholders ................... | 316,188 | 11.1% |
| Tailwind Sponsor ............................. | 650,000 | 22.9% |
| Anzu Warrant Shares[3] ........................ | 500,000 | 17.6% |
| **Total** ...................................... | 2,843,453 | 100.0% |

(1) As of the Closing, each Nuburu stockholder waived its right to participate in the Preferred Stock Issuance (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes prior to the Closing, which were entitled to participate in the Preferred Stock Issuance). Nuburu stockholders entitled to receive approximately 99% of the Common Stock issued as merger consideration pursuant to the Business Combination Agreement agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes).

(2)   Accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.

(3)   Represents 500,000 shares of Series A Preferred Stock issued pursuant to a warrant issued to Anzu Partners pursuant to the Services Agreement.

# Unaudited Pro Forma Condensed Combined Balance Sheet
## As of December 31, 2022
*(in thousands, except per share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents | $ 5 | $ 2,880 | $ 3,238 | **A** | $ 3,806 |
| | | | 4,100 | **B** | |
| | | | (6,417) | **C** | |
| Accounts receivable | — | 327 | — | | 327 |
| Inventories, net | — | 973 | — | | 973 |
| Deferred financing costs | — | 4,259 | (4,259) | **D** | — |
| Prepaid expenses and other | 81 | 47 | — | | 128 |
| Total Current Assets | 86 | 8,486 | (3,338) | | 5,234 |
| Property and Equipment, net | — | 3,772 | — | | 3,772 |
| Construction in progress | — | 189 | — | | 189 |
| Right-of-use asset | — | 642 | — | | 642 |
| Deposits | — | 34 | — | | 34 |
| Investment held in Trust Account | 33,034 | — | (33,034) | **A** | — |
| Total Assets | $ 33,120 | $ 13,123 | $ (36,372) | | $ 9,871 |
| **Liabilities** | | | | | |
| Accounts payable and accrued expenses | $ 4,992 | $ 6,769 | $ 1,007 | **E** | $ 2,510 |
| | | | 1,027 | **F** | |
| | | | (3,449) | **G** | |
| | | | (2,095) | **H** | |
| | | | (2,550) | **I** | |
| | | | (3,192) | **J** | |
| Contract liabilities | — | 179 | — | | 179 |
| Operating lease liability, current | — | 343 | — | | 343 |
| Legacy Company Notes payable | — | 7,300 | (7,300) | **K** | — |
| Income taxes payable | 88 | — | — | | 88 |
| Class A common stock redemption payable | 29,554 | — | (29,554) | **S** | — |
| Total current liabilities | 34,634 | 14,591 | (46,105) | | 3,120 |
| Operating lease liability, noncurrent | — | 374 | — | | 374 |
| Convertible note – related party | 600 | — | (600) | **L** | — |
| Deferred underwriting commissions | 11,698 | — | (11,698) | **M** | — |
| Warrant liabilities | 1,849 | — | (679) | **N** | 1,170 |
| Total liabilities | 48,781 | 14,965 | (59,082) | | 4,664 |
| **Mezzanine equity** | | | | | |
| Class A common stock subject to possible redemption | 3,204 | — | (3,204) | **O** | — |
| Total mezzanine equity | 3,204 | — | (3,204) | | — |

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| Series A Preferred stock ......................... | — | 4 | (4) | **P** | — |
| Common stock ................................... | — | 1 | 2 | **P** | 3 |
| Class A common stock ......................... | — | — | — | | — |
| Class B common stock ......................... | 1 | — | (1) | **Q** | — |
| Additional paid-in capital ...................... | — | 59,345 | 3,204 | **O** | 54,308 |
| | | | 4,100 | **B** | |
| | | | 2,095 | **H** | |
| | | | 1 | **Q** | |
| | | | 2 | **P** | |
| | | | 7,300 | **K** | |
| | | | (29,871) | **A** | |
| | | | (2,555) | **D** | |
| | | | (18,866) | **R** | |
| | | | 29,554 | **S** | |
| Accumulated deficit ............................ | (18,866) | (61,192) | 18,866 | **R** | (49,104) |
| | | | (1,704) | **D** | |
| | | | (1,007) | **E** | |
| | | | (1,027) | **F** | |
| | | | 3,449 | **G** | |
| | | | 11,698 | **M** | |
| | | | 679 | **N** | |
| Total stockholders' equity ...................... | (18,865) | (1,842) | 25,914 | | 5,207 |
| Total liabilities, mezzanine equity & stockholders' equity ..................................... | $ 33,120 | $ 13,123 | $ (36,372) | | $ 9,871 |

**Unaudited Pro Forma Condensed Combined Statement of Operations**
**For the Fiscal year Ended December 31, 2022**
*(in thousands, except share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| Revenue | $ — | $ 1,440 | $ — | | $ 1,440 |
| Cost of revenue | — | 4,860 | — | | 4,860 |
| **Gross margin** | — | (3,420) | — | | (3,420) |
| Research and development expenses | — | 4,546 | — | | 4,546 |
| Sales and marketing expenses | — | 708 | — | | 708 |
| General and administrative expenses | — | 5,324 | — | | 5,324 |
| Formation and operational costs | 1,959 | — | — | | 1,959 |
| **Operating loss** | (1,959) | (13,998) | — | | (15,957) |
| Interest income (expense), net | — | (131) | — | | (131) |
| Change in fair value of warrant liabilities | 11,885 | — | — | | 11,885 |
| Interest earned on marketable securities held in Trust Account | 1,573 | — | (1,573) | a | — |
| **Income (loss) before income taxes** | 11,499 | (14,129) | (1,573) | | (4,203) |
| Income tax expense | (358) | — | — | | (358) |
| **Net income (loss)** | $ 11,141 | $ (14,129) | $ (1,573) | | $ (4,561) |
| **Net income (loss) per share** | | | | | |
| Basic earnings (loss) per share | | | | | $ (0.14) b |
| Diluted earnings (loss) per share | | | | | $ (0.12) c |
| **Weighted average shares outstanding** | | | | | |
| Basic weighted-average common shares outstanding | | | | | 32,990,092 |
| Diluted weighted-average common shares outstanding | | | | | 36,666,068 |

**Unaudited Pro Forma Condensed Combined Statement of Operations**
**For the Fiscal Year Ended December 31, 2021**
*(in thousands, except share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| Revenue | $ — | $ 377 | $ — | | $ 377 |
| Cost of revenue | — | 1,766 | — | | 1,766 |
| **Gross profit** | **—** | **(1,389)** | **—** | | **(1,389)** |
| Research and development expenses | — | 2,463 | — | | 2,463 |
| Sales and marketing expenses | — | 1,648 | — | | 1,648 |
| General and administrative expenses | — | 3,885 | — | | 3,885 |
| Formation and operational costs | 5,572 | — | — | | 5,572 |
| **Operating loss** | **(5,572)** | **(9,385)** | **—** | | **(14,957)** |
| Interest income (expense), net | — | 1 | — | | 1 |
| Change in fair value of warrant liabilities | 23,241 | — | — | | 23,241 |
| Interest earned on marketable securities held in Trust Account | 120 | — | (120) | a | — |
| **Income (loss) before income taxes** | **23,361** | **(9,384)** | **(120)** | | **8,285** |
| Income tax expense | — | — | — | | — |
| **Net income (loss)** | **$ 17,789** | **$(9,384)** | **$(120)** | | **$ 8,285** |
| **Net income per share** | | | | | |
| Basic earnings per share | | | | | $ 0.25 b |
| Diluted earnings per share | | | | | $ 0.23 c |
| **Weighted average shares outstanding** | | | | | |
| Basic weighted-average common shares outstanding | | | | | 32,990,092 |
| Diluted weighted-average common shares outstanding | | | | | 36,666,068 |

**NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION**

**1.    Basis of Presentation**

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2022 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2021, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations, and are inclusive of the Closing Date Redemptions.

The unaudited pro forma condensed combined financial information is prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Legacy Nuburu with the acquisition being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management's estimates based on information available as of the date of the Form 8-K and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

**2.    Accounting Policies**

Since consummation of the Business Combination, management has commenced a comprehensive review of the two entities' accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Nuburu. Based on its initial analysis, management has not yet identified any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies.

**3.    Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Financial Information**

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma basic and diluted per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Common Stock outstanding as of Closing, assuming the Business Combination and other related events occurred on January 1, 2021.

*Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022*

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 reflects the following adjustments (in thousands):

**A** – Reflects the liquidation and reclassification of $33.1 million of investments held in the trust account to cash and cash equivalents, which includes the $75,000 second extension payment made on January 9, 2023, net of redemption payments of $29.9 million, that became available for general corporate use of the Company at Closing.

**B** – Reflects the proceeds of $4.1 million from the issuance and sale of the Legacy Company Notes issued in January 2023.

**C** – Represents the cash disbursement for the estimated direct and incremental transaction costs of $6.4 million incurred prior to, or concurrent with the Closing by Tailwind and Legacy Nuburu, including the deferred financing costs and extension payments, in connection with the Transactions.

**D** – Represents the recognition against additional paid-in capital of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu. This adjustments converts $4.3 million in costs originally recognized in Legacy Nuburu's historical financial statements as a deferred transaction costs asset to additional paid-in capital as of the Closing.

**E** – Represents the addition of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical December 31, 2022 financial statements.

**F** – Represents the addition of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical December 31, 2022 financial statements.

**G** – Reflects the waiver of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

**H** – Reflects the waiver of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

**I** – Represents the settlement in cash of $2.6 million in Tailwind accounts payable and accrued expenses.

**J** – Represents the settlement in cash of $3.2 million in Legacy Nuburu accounts payable and accrued expenses.

**K** – Reflects the settlement of Legacy Company Notes issued as of December 31, 2022 and payable in Legacy Nuburu Common Stock.

**L** – Represents the settlement of the extension loan.

**M** – Reflects the waiver of Tailwind's $11.7 million deferred underwriting fee payable to Jefferies LLC.

**N** – Reflects the cancellation of Tailwind's 9,700,000 Private Placement Warrants held by Sponsor in connection with the Closing.

**O** – Reflects the reclassification of $3.2 million of Class A Common Stock subject to redemption to permanent equity.

**P** – Reflects the conversion of 40,392,723 shares of Legacy Nuburu Preferred Stock to Common Stock.

**Q** - Reflects the forfeiture of all 8,355,393 shares of the Sponsor's Class B Common Stock other than 1,150,000 shares of Common Stock (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) and 650,000 shares of Series A Preferred Stock.

**R** - Reflects the elimination of Tailwind's historical accumulated deficit with a corresponding adjustment to additional paid-in capital for Legacy Nuburu in connection with the reverse recapitalization at the Closing.

**S** - Reflects the redemption of 2,916,653 shares of Tailwind Class A Common Stock in connection with Tailwind's December 27, 2022 special meeting of stockholders.

***Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Fiscal Year Ended December 31, 2022 and for the Fiscal Year Ended December 31, 2021***

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2021 reflects the following adjustments:

***a*** – Represents the elimination of interest income earned on cash equivalents held in Tailwind's Trust Account during the period.

***b*** – Basic net loss per share as a result of the pro forma adjustments.

***c*** – Diluted net loss per share as a result of the pro forma adjustments.

**4. Net Income per Share**

As the Business Combination has been reflected as if it occurred on January 1, 2021 for purposes of the unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2022 and the year ended December 31, 2021, the calculation of weighted average shares outstanding for pro forma basic and diluted net income per share assumes the shares issuable in connection with the Business Combination had been outstanding as of such date.

| In thousands, except share and per share amounts | For the Fiscal Year ended December 31, 2022 | For the Year ended December 31, 2021 |
|---|---|---|
| Pro forma net (loss) income | $ (4,561) | $ 8,285 |
| Weighted average shares outstanding – Basic | 32,990,092 | 32,990,092 |
| Weighted average shares outstanding – Diluted | 36,666,068 | 36,666,068 |
| Basic net income (loss) per share, Class A Common Stock | $ (0.14) | $ 0.25 |
| Diluted net income (loss) per share, Class A Common Stock | $ (0.12) | $ 0.23 |

The above calculation excludes the effects of dilutive preferred stock from the computation of diluted net loss per share as the effect would be to reduce the net income per share. Therefore, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of the combined entity is the same.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or Section 15(d)**
**of the Securities Exchange Act of 1934**
**Date of Report (Date of earliest event reported): February 6, 2023**

# Nuburu, Inc.
**(Exact name of registrant as specified in its charter)**

| Delaware | 001-39489 | 85-1288435 |
|---|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(Commission File Number)** | **(I.R.S. Employer Identification Number)** |

| **7442 S Tucson Way, Suite 130** | |
|---|---|
| **Centennial, CO 80112** | **80112** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(720) 767-1400**
**Registrant's telephone number, including area code**

**Not Applicable**
**(Former name or former address, if changed since last report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.0001 per share | BURU | NYSE American |
| Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 | BURU WS | NYSE American |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**INTRODUCTORY NOTE**

On January 31, 2023 (the "Closing Date"), Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. ("Nuburu," the "Company," "we," "us" or "our"), consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated August 5, 2022 (the "Business Combination Agreement"), by and among Nuburu, Compass Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. ("Legacy Nuburu"), following approval thereof at a special meeting of the Company's stockholders held on December 27, 2022 (the "Special Meeting").

Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu as the surviving company in the Business Combination, and after giving effect to such merger, continuing as a wholly owned subsidiary of Nuburu (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). On the Closing Date, the registrant changed its name from Tailwind Acquisition Corp. to Nuburu, Inc.

At the effective time of the Merger (the "Effective Time"), in accordance with the terms and subject to the conditions of the Business Combination Agreement:

- each share of Legacy Nuburu preferred stock, par value $0.0001 per share ("Legacy Nuburu Preferred Stock"), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of Nuburu (the "Common Stock") equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference (as defined in the Business Combination Agreement) of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock (as defined below) that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu's amended and restated certificate of incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined in the Business Combination Agreement) (the "Preferred Stock Exchange Ratio");

- each share of Legacy Nuburu common stock, par value $0.0001 per share ("Legacy Nuburu Common Stock"), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio;

- each option to purchase shares of Legacy Nuburu Common Stock outstanding immediately prior to the Effective Time (each such option, a "Legacy Nuburu Option"), whether vested or unvested and whether granted under Legacy Nuburu's 2015 Equity Incentive Plan or otherwise, was converted into an option to purchase a number of shares of Common Stock (such option, an "Exchanged Option") equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option continues to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former option immediately prior to the Effective Time;

- each restricted stock unit granted by Legacy Nuburu under Legacy Nuburu's 2015 Equity Incentive Plan that was outstanding immediately prior to the Effective Time (each a "Legacy Nuburu RSU") was converted into a restricted stock unit covering shares of Common Stock (such restricted stock unit covering shares of Common Stock, an "Exchanged RSU") equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to the Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU continues to be governed by the same terms and conditions as were applicable to the corresponding former restricted stock unit outstanding immediately prior to the Effective Time;

• each outstanding warrant to purchase shares of Legacy Nuburu Common Stock was "net exercised" as of immediately prior to the Effective Time in accordance with its terms, is no longer outstanding, and was subsequently converted into Common Stock at the Effective Time as further described above; and

• each outstanding senior convertible promissory note issued by Legacy Nuburu (each a "Legacy Nuburu Note") was canceled and converted into shares of Legacy Nuburu Common Stock in accordance with their terms as of immediately prior to the Effective Time, which shares were then outstanding as Legacy Nuburu Common Stock as of immediately prior to the Effective Time and subsequently converted into Common Stock at the Effective Time as further described above (and with such shares being entitled to participate in the Preferred Stock Issuance (as defined below)).

The Common Stock Exchange Ratio and Preferred Stock Exchange Ratios are further defined in, and calculated in accordance with the terms of, the Business Combination Agreement and represent the number of shares of Common Stock which each share of Legacy Nuburu capital stock of each class or series was canceled and converted into the right to receive pursuant to the applicable provisions of the Business Combination Agreement. The approximate (rounded) amounts of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratios are set forth below:

| Legacy Nuburu Class / Series | Exchange Ratio |
|---|---|
| Legacy Nuburu Common Stock | 0.515 |
| Legacy Nuburu Series A Preferred Stock | 0.566 |
| Legacy Nuburu Series A-1 Preferred Stock | 0.599 |
| Legacy Nuburu Series B Preferred Stock | 0.831 |
| Legacy Nuburu Series B-1 Preferred Stock | 0.515 |
| Legacy Nuburu Series C Preferred Stock | 1.146 |

Additionally, prior to the closing of the Business Combination (the "Closing"), the Company's board of directors (the "Board") declared an issuance in the form of shares of Series A preferred stock (the "Preferred Stock Issuance"), par value $0.0001 per share, of the Company ("Series A Preferred Stock"), to the holders of record of Common Stock as of the close of business on the Closing Date (other than (A) stockholders of Legacy Nuburu who waived their entire right to participate in the Preferred Stock Issuance (which, for clarity, excluded such waiver with respect to shares of Common Stock to be received as a result of the conversion of any Legacy Nuburu Note) and (B) Tailwind Sponsor LLC, a Delaware limited liability company (the "Sponsor"), which waived, for no consideration, its right to a portion of the Preferred Stock Issuance, as further described in the Amended and Restated Sponsor Support and Forfeiture Agreement, dated January 31, 2023, by and between the Sponsor and the Company, with one share of Series A Preferred Stock issued in respect of each share of Common Stock held by such holders. For clarity, any stockholder of the Company that elected to redeem its shares in connection with the Business Combination was not eligible to participate in the Preferred Stock Issuance with respect to the shares it had so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date.

As of the open of trading on February 1, 2023, the Common Stock and public warrants of Nuburu began trading on the NYSE American LLC ("NYSE American") as "BURU" and "BURU WS," respectively. The Series A Preferred Stock is not publicly traded and Nuburu does not intend to apply to list the Series A Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq.

Concurrently with the execution of the Business Combination Agreement, Nuburu entered into a Purchase Agreement (the "Lincoln Park Purchase Agreement") with Lincoln Park Capital Fund, LLC ("Lincoln Park") to establish a committed funding agreement. Pursuant to the terms of the Lincoln Park Purchase Agreement, following consummation of the Business Combination and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement, including the effectiveness of a registration statement covering the resale of any shares of Common Stock issued to Lincoln Park under the Lincoln Park Purchase Agreement, Nuburu has the right, but not the obligation, to direct Lincoln Park to purchase certain amounts of Common Stock up to an aggregate of $100 million over the term of the Lincoln Park Purchase Agreement. Nuburu also entered into a Registration Rights Agreement, providing for the registration of the shares of the Company's Common Stock issuable in respect of the Lincoln Park Purchase Agreement (the "Lincoln Park Registration Rights Agreement").

Descriptions of the Business Combination, the Lincoln Park Purchase Agreement and the Lincoln Park Registration Rights Agreement are included in the proxy statement/prospectus filed with the Securities and Exchange Commission (the "SEC") on December 12, 2022 (the "Proxy Statement") in the sections entitled "*The Business Combination*" beginning on page 171, "*The Business Combination Agreement*" beginning on page 186 and "*Other Agreements — Lincoln Park Purchase Agreement and Registration Rights Agreement*" beginning on page 205. The foregoing descriptions of each of the Business Combination Agreement, the Lincoln Park Purchase Agreement and the Lincoln Park Registration Rights Agreement are qualified in their entirety by the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference, the Lincoln Park Purchase Agreement, a copy of which is attached hereto as Exhibit 10.18 and incorporated herein by reference, and the Lincoln Park Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.19 and incorporated herein by reference.

## Item 1.01.  Entry into a Material Definitive Agreement.

### Indemnification Agreements

In connection with the Closing, on January 31, 2023, the Company entered into indemnification agreements with each of its directors and executive officers. These indemnification agreements provide the directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Company's directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the Company's request.

The foregoing description of the indemnification agreements is qualified in its entirety by the full text of the form of indemnification agreement, which is attached hereto as Exhibit 10.27 and incorporated herein by reference.

### Third Amendment to Registration Rights and Lock-Up Agreement

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC ("CCM"), previously agreed with the Company to accept shares (the "Consideration Shares") as payment for certain services rendered in connection with the Business Combination. On January 31, 2023, Tailwind and certain other parties entered into an amendment (the "Third Amendment to Registration Rights and Lock-Up Agreement") to that certain Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among the Company and the Holders (as defined therein), as amended by the Amendment to Amended and Restated Registration Rights and Lock-Up Agreement dated November 22, 2022 and the Second Amendment to Amended and Restated Registration Rights and Lock-Up Agreement dated January 31, 2023 (the "Registration Rights and Lock-Up Agreement"). The Third Amendment to Registration Rights and Lock-Up Agreement further amends the original Registration Rights and Lock-Up Agreement to, among other things, (a) amend the parties to the Registration Rights and Lock-Up Agreement, (b) amend the defined term "Lock-Up Period" to specify the lock-up period applicable to the Consideration Shares held by CCM, which lasts until the earlier of September 30, 2023 or such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of common Stock for cash, securities or other property, (c) expand the definition of "New Holder" to include CCM, (d) expand the scope of "Restricted Securities" to include the Consideration Shares and (e) allow CCM to transfer any shares of Common Stock prior to the expiration of the Lock-Up Period if the sale price of the Common Stock at which the transfer occurs (x) equals or exceeds the volume-weighted average price per share of Common Stock for the previous trading day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such transfer(s) by CCM may not exceed more than 20% of the traded volume on the date of transfer. The amendments set forth in the Third Amendment to Registration Rights Agreement became effective immediately following the closing of the Business Combination.

The foregoing description of the Third Amendment to Registration Rights and Lock-Up Agreement is qualified in its entirety by the full text of the amendment, which is attached hereto as Exhibit 10.14 and incorporated herein by reference.

**Item 2.01    Completion of Acquisition or Disposition of Assets.**

The disclosure set forth in the "*Introductory Note*" above is incorporated by reference into this Item 2.01.

At the Special Meeting, the Company's stockholders approved the Business Combination. On January 31, 2023, the parties to the Business Combination Agreement completed the Business Combination.

Immediately after giving effect to the completion of the Business Combination, there were outstanding:

- 32,990,092 shares of Common Stock; and

- 2,843,453 shares of Series A Preferred Stock; and

- 16,710,785 warrants, each exercisable for one share of Common Stock at a price of $11.50 per share.

The material terms and conditions of the Business Combination Agreement are described in the section "*The Business Combination Agreement*" beginning on page 186 of the Proxy Statement, which are incorporated herein by reference.

**FORM 10 INFORMATION**

Item 2.01(f) of Form 8-K states that if the predecessor registrant was a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as the Company was immediately before the Business Combination, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10. As a result of the consummation of the Business Combination, the Company has ceased to be a shell company. Accordingly, the Company is providing the information below that would be included in a Form 10 if the Company were to file a Form 10. Please note that the information provided below relates to the Company after the consummation of the Business Combination and the transactions contemplated by the Business Combination Agreement, unless otherwise specifically indicated or the context otherwise requires.

*Cautionary Note Regarding Forward Looking Statements*

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the

"Securities Act"), and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this report, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Nuburu, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast" or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Nuburu and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Nuburu, Legacy Nuburu, or others and any definitive agreements with respect thereto; (2) the inability to meet the continued listing standards of the NYSE American or another securities exchange; (3) the risk that the Business Combination disrupts current plans and operations of Nuburu; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Nuburu to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the Business Combination; (6) changes in applicable laws or regulations; (7) the possibility that Nuburu or Legacy Nuburu may be adversely affected by other economic, business and/or competitive factors; (8) the inability to obtain financing from Lincoln Park; (9) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (10) volatility in the markets caused by geopolitical and economic factors; and (11) other risks and uncertainties set forth in the sections entitled "*Risk Factors*" and "*Cautionary Note Regarding Forward-Looking Statements*" in the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the Proxy Statement and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Nuburu nor Legacy Nuburu gives any assurance that either Nuburu or Legacy Nuburu will achieve its expected results. Neither Nuburu nor Legacy Nuburu undertakes any duty to update these forward-looking statements, except as otherwise required by law.

### *Business and Properties*

The business and properties of the Company and Legacy Nuburu prior to the Business Combination are described in the Proxy Statement in the sections entitled "*Information About Tailwind*" beginning on page 101 and "*Information About Nuburu*" beginning on page 116 of the Proxy Statement, respectively, which are incorporated herein by reference.

The Company's investor relations website is located at https://ir.nuburu.net/. The Company uses its investor relations website to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor the Company's investor relations website, in addition to following press releases, SEC filings and public conference calls and webcasts. The Company also makes available, free of charge, on its investor relations website under "SEC Filings," its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

*Risk Factors*

Risks associated with the Company's business are set forth in Exhibit 99.1 hereto and are incorporated herein by reference.

*Historical Audited Financial Statements*

The historical audited financial statements of Legacy Nuburu for the years ended December 31, 2021 and 2020, and the related notes are included in the Proxy Statement beginning on page F-45 of the Proxy Statement, which is incorporated herein by reference.

*Unaudited Condensed Financial Statements*

The unaudited condensed financial statements of Legacy Nuburu as of and for the nine months ended September 30, 2022 and 2021, have been prepared in accordance with U.S. generally accepted accounting principles and pursuant to the regulations of the SEC. The unaudited financial information reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Legacy Nuburu's financial position, results of operations and cash flows for the periods indicated. The results reported for the interim period presented are not necessarily indicative of results that may be expected for the full year. The unaudited condensed financial statements of Legacy Nuburu are included in the Proxy Statement beginning on page F-63 of the Proxy Statement, which is incorporated herein by reference.

*Unaudited Pro Forma Condensed Combined Financial Information*

The unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the nine months ended September 30, 2022 is set forth in Exhibit 99.2 hereto and is incorporated herein by reference.

*Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of the financial condition and results of operations of Legacy Nuburu for the period prior to the Business Combination is included in the Proxy Statement in the section entitled "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operations*" beginning on page 144 of the Proxy Statement, which is incorporated herein by reference.

*Quantitative and Qualitative Disclosure about Market Risk*

Reference is made to the disclosures contained in the Proxy Statement beginning on page 155 in the section entitled "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk,*" which is incorporated herein by reference.

*Securities Ownership of Certain Beneficial Owners and Management*

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock and Series A Preferred Stock immediately following Closing, by:

- each person or "group" who is known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock;

- each of the Company's named executive officers and directors; and

- all current named executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of the Company's Common Stock is based on 32,990,092 shares of Common Stock and 2,843,453 shares of Series A Preferred Stock outstanding as of the close of business on the Closing Date including (i) giving effect to the issuance of 200,000 shares of Common Stock to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, (ii) the Sponsor's forfeiture of 7,205,393 shares of Class B Common Stock, (iii) the Sponsor's transfer of 200,000 shares of Common Stock to unaffiliated third parties, (iv) the Sponsor's forfeiture and cancellation of 9,700,000 Private Placement Warrants for no consideration and (v) the Preferred Stock Issuance. This table is based upon information supplied by named executive officers, directors and principal stockholders and Schedules 13G or 13D filed with the SEC. Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

| Name of Beneficial Owner[2] | Common Stock[1] | | Preferred Stock | |
|---|---|---|---|---|
| | Number of Shares Beneficially Owned | Percentage of Shares Beneficially Owned[3] | Number of Shares Beneficially Owned | Percentage of Shares Beneficially Owned |
| *Five percent holders:* | | | | |
| Anzu Investors[4] ............ | 18,345,111 | 55.6% | 1,081,361 | 38.0% |
| Tailwind Sponsor LLC[5] ...... | 950,000 | 2.9% | 650,000 | 22.9% |
| Wilson-Garling 2020 Family Trust uad 9/20/20[6] ........ | 3,688,768 | 11.2% | 121,205 | 4.3% |
| *Named Executive Officers and Directors:* | | | | |
| Dr. Mark Zediker[7] .......... | 4,958,508 | 14.8% | — | — |
| Brian Knaley[8] .............. | 93,521 | * | — | — |
| Brian Faircloth[9] ............ | 128,847 | * | — | — |
| Ron Nicol[10] ................ | 599,862 | 1.8% | 121,308 | 4.3% |
| Dr. Ake Almgren ............ | 12,476* | | 12,476* | |
| Daniel Hirsch[4] ............. | 17,702,446 | 53.7% | 923,527 | 32.5% |
| Lily Yan Hughes ............ | — | — | | —% |
| Kristi Hummel .............. | — | — | — | —% |
| Elizabeth Mora .............. | — | — | — | —% |
| All current directors and executive officers as a group (9 persons) ............... | 23,495,659 | 71.0% | 1,057,311 | 37.2% |

* Represents beneficial ownership of less than 1%.
(1) Does not include the underlying shares of Common Stock issuable upon conversion of Preferred Stock pursuant to the terms of the Certificate of Designations. The actual number of Common Stock issuable upon conversion of Preferred Stock will depend on the then outstanding conversion rate as determined from time to time pursuant to the terms of the Certificate of Designations (see the section in the Proxy Statement entitled "*Description of New Nuburu Capital Stock — Preferred Stock — Conversion Rights*" beginning on page 248) . A conversion rate equal to $10.00 divided by $5.00 represents the maximum number of shares issuable to holders of Preferred Stock (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding).
(2) Unless otherwise noted, the business address of each of the beneficial owners is c/o Nuburu, Inc. 7442 S Tucson Way, Suite 130, Centennial, CO 80112.
(3) Calculation of percentage of shares beneficially owned assumes the exercise of all options and/or RSUs beneficially owned by the beneficial owner that are exercisable or exercisable within 60 days of the Closing Date.

(4)    Includes (i) 4,024,512 shares of Common Stock and 97,409 shares of Preferred Stock held by Anzu Nuburu LLC, (ii) 1,851,063 shares of Common Stock and 44,767 shares of Preferred Stock held by Anzu Nuburu II LLC, (iii) 1,521,036 shares of Common Stock and 36,937 shares of Preferred Stock held by Anzu Nuburu III LLC, (iv) 10,127,833 shares of Common Stock and 244,414 shares of Preferred Stock held by Anzu Nuburu V LLC, (v) 178,002 shares of Common Stock and 500,000 shares of Preferred Stock held by Anzu Partners LLC, (vi) with respect to the Anzu Investors only, 503,141 shares of Common Stock and 121,411 shares of Preferred Stock held by David Seldin, (vii) with respect to the Anzu Investors only, 103,101 shares of Common Stock held by David & Jennifer Michael Family Ltd Partnership, (viii) with respect to the Anzu Investors only, 24,282 shares of Common Stock and 24,282 shares of Preferred Stock held by CST Global LLC and (ix) with respect to the Anzu Investors only, 12,141 shares of Common Stock and 12,141 shares of Preferred Stock held by Whitney Haring-Smith. The foregoing Anzu Investors have entered into the 10b5-1 Sales Plan (as defined in the Proxy Statement) authorizing Tigress Financial Partners, LLC to sell all of the shares of Common Stock received by the Anzu Investors at Closing during the period specified in such plan, subject to certain price and volume parameters and other conditions set forth in such plan (for a more detailed discussion of such parameters and conditions see the information included in the Proxy Statement in the section entitled "*Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions*" beginning on page 272), and therefore may be deemed a "group" as that term is used in Section 13(d)(3) of the Exchange Act. Mr. Hirsch, together with Mr. Seldin, a Managing Partner of Anzu Partners LLC, and Debrah C. Herman, Chief Financial Officer of Anzu Partners LLC, each serve as the managers of each of Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC and Anzu Nuburu V LLC (the "Anzu SPVs") and share voting and investment power with respect thereto. The principal office of each of the Anzu Investors is 12610 Race Track Road, Suite 250, Tampa Florida 33626.

(5)    Philip Krim has voting and investment discretion with respect to the shares of Common Stock and Preferred Stock held by the Sponsor and, accordingly, may be deemed to the beneficial holder thereof. The business address of the Sponsor is 1545 Courtney Avenue, Los Angeles, California 90046.

(6)    Includes (i) 3,311,410 shares of Common Stock held by Wilson-Garling 2020 Family Trust uad 9/20/20, of which Jill Garling is the trustee, and (ii) 377,358 shares of Common Stock and 121,205 shares of Preferred Stock held by W-G Investments LLC, of which Ms. Garling is a member and of which her spouse, Thomas Wilson, is the sole manager.

(7)    Includes (i) 4,308,203 shares of Common Stock held by Dr. Zediker, (ii) 645,152 shares of Common Stock that may be acquired within 60 days of the Closing Date pursuant to stock options held by Dr. Zediker, and (iii) 5,153 shares of Common Stock that may be acquired within 60 days of the Closing Date pursuant to stock options held by Dr. Zediker's spouse.

(8)    Represents 93,521 shares of Common Stock that may be acquired within 60 days of the Closing Date pursuant to stock options held by Mr. Knaley.

(9)    Represents 128,847 shares of Common Stock that may be acquired within 60 days of the Closing Date pursuant to RSUs held by Mr. Faircloth.

(10)   Includes (i) 121,308 shares of Common Stock and 121,308 shares of Preferred Stock held by Eunomia, LP, of which Mr. Nicol is the manager, (ii) 145,696 shares of Common Stock held by Mr. Nicol, and (iii) 332,858 shares of Common Stock that may be acquired within 60 days of the Closing Date pursuant to stock options held by Mr. Nicol.


### Directors and Executive Officers

In connection with the Closing, each of Chris Hollod and Matt Eby, resigned as the Chief Executive Officer and the Chief Financial Officer of the Company, respectively, effective as of the Effective Time.

Information with respect to the Company's directors and executive officers following the Closing is included in the Proxy Statement in the section entitled "*New Nuburu Management After the Business Combination*" beginning on page 163, which information is incorporated herein by reference.

*Independence of Directors*

Information with respect to the independence of the directors of the Company following the Closing is set forth in the Proxy Statement in the section entitled "*New Nuburu Management After the Business Combination — Director Independence*" beginning on page 166, which information is incorporated herein by reference.

*Committees of the Board of Directors*

Information with respect to the composition of the committees of the Board following the Closing is set forth in the Proxy Statement in the sections entitled "*New Nuburu Management After the Business Combination — Role of the New Nuburu Board in Risk Oversight/Risk Committee,*" "*New Nuburu Management After the Business Combination — Board Committees*" and "*New Nuburu Management After the Business Combination — Compensation Committee Interlocks and Insider Participation*" beginning on page 169, which information is incorporated herein by reference.

*Executive and Director Compensation*

Information regarding executive and director compensation is set forth in Exhibit 99.3 hereto and is incorporated herein by reference.

*Certain Relationships and Related Party Transactions*

The information set forth in the section entitled "*Certain Relationships and Related Party Transactions*" beginning on page 268 of the Proxy Statement is incorporated herein by reference.

The information set forth in the sections entitled "*Second Amendment to Registration Rights and Lock-Up Agreement,*" "*Amended and Restated Sponsor Support and Forfeiture Agreement*" and "*Amended and Restated Letter Agreement*" in Item 1.01 of the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023 is incorporated herein by reference.

*Legal Proceedings*

The information set forth in the section entitled "*Information About Nuburu — Legal Proceedings*" on page 134 of the Proxy Statement is incorporated herein by reference.

*Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters*

The information set forth in the section entitled "*Public Trading Markets*" beginning on page 185 and the section entitled "*Description of New Nuburu Capital Stock*" beginning on page 248 of the Proxy Statement is incorporated herein by reference. Additional information regarding holders of the Company's securities is set forth below in the section of this Current Report on Form 8-K titled "*Description of Registrant's Securities.*"

As of the open of trading on February 1, 2023, the Common Stock and warrants of Nuburu began trading on the NYSE American as "BURU" and "BURU WS," respectively. The Series A Preferred Stock is not publicly traded and Nuburu does not intend to apply to list the Series A Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq. On the Closing Date, the Company's outstanding units separated into their component parts and ceased trading on the NYSE American.

As of the Closing Date, there were 32,990,092 shares of Common Stock issued and outstanding held of record by approximately 80 holders (excluding DTC participants or beneficial owners holding shares through nominee names), 2,843,453 shares of Series A Preferred Stock issued and outstanding held of record by approximately 24 holders (excluding DTC participants or beneficial owners holding shares through nominee names) and 16,710,785 warrants, each exercisable for one share of Common Stock, at a price of $11.50 per share.

*Dividends*

Nuburu has not paid any cash dividends on the Common Stock or Series A Preferred Stock to date. Nuburu may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, Nuburu's results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, Nuburu's ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness Nuburu or its subsidiaries incur. Nuburu does not anticipate declaring any cash dividends to holders of the Common Stock or Series A Preferred Stock in the foreseeable future.

*Recent Sales of Unregistered Securities*

The disclosure set forth below in Item 3.02 of this Current Report on Form 8-K concerning the issuance and sale by the Company of certain unregistered securities is incorporated herein by reference.

*Description of Registrant's Securities to be Registered*

The information set forth in the section entitled "*Description of New Nuburu Capital Stock*" beginning on page 248 of the Proxy Statement is incorporated herein by reference.

*Indemnification of Directors and Officers*

The information set forth in the section entitled "*New Nuburu Management After the Business Combination — Limitation on Liability and Indemnification of Directors and Officers*" beginning on page 169 of the Proxy Statement is incorporated herein by reference. The disclosure set forth in Item 1.01 of this Current Report on Form 8-K under the section entitled "*Indemnification Agreements*" is incorporated herein by reference.

*Financial Statements and Supplementary Data*

The information set forth below in Item 9.01 of this Current Report on Form 8-K is incorporated herein by reference.

*Financial Statements and Exhibits*

The information set forth below in Item 9.01 of this Current Report on Form 8-K is incorporated herein by reference.

**Item 3.01    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.**

On the Closing Date, the Company's outstanding units separated into their component parts and the units ceased trading on the NYSE American.

**Item 3.02    Unregistered Sales of Equity Securities.**

In multiple closings in August 2020, Legacy Nuburu issued and sold an aggregate of 24,625,000 shares of Series B-1 Preferred Stock, at a purchase price of $0.80 per share, for an aggregate purchase price of $19.7 million. In multiple closing in December 2021 and January 2022, Legacy Nuburu sold an aggregate of 1,166,372 shares of Legacy Nuburu Series C Preferred Stock, at a purchase price of $5.00 per share, for an aggregate purchase price of approximately $6 million. The foregoing issuances were made in transactions not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

Since January 1, 2020, Legacy Nuburu issued and sold to certain of its employees, directors, consultants and other service providers an aggregate of 867,206 shares of Legacy Nuburu Common Stock upon the exercise of options under Legacy Nuburu's 2015 Equity Incentive Plan, at exercise prices per share ranging from $0.15 to $2.24, for a weighted-average exercise price of approximately $0.19. Such shares were issued in reliance upon the exemption provided in Rule 701 under the Securities Act.

Since January 1, 2020, Legacy Nuburu granted to certain of its employees, directors, consultants and other service providers options to purchase an aggregate of 10,413,686 shares of Legacy Nuburu Common Stock under Legacy Nuburu's 2015 Equity Incentive Plan at exercise prices per share ranging from $0.15 to $3.15, for a weighted-average exercise price of approximately $1.56. Such grants were made in reliance upon the exemption provided in Rule 701 under the Securities Act.

Since January 1, 2020, Legacy Nuburu granted to certain of its employees restricted stock units an aggregate of 1,053,000 shares of Legacy Nuburu Common Stock under the Nuburu 2015 Plan at a weighted average grant date fair value of $3.15 per share. Such grants were made in reliance upon the exemption provided in Rule 701 under the Securities Act.

In multiple closings over the course of March, August and December 2022 and January 2023, Nuburu issued and sold Legacy Nuburu Notes with aggregate gross proceeds of $11.4 million. Pursuant to their terms, the Legacy Nuburu Notes accrued interest at a rate of 8% per annum, and the outstanding principal amount of and all accrued and unpaid interest on the Legacy Nuburu Notes (the "Conversion Amount") was, immediately prior to the consummation of the Business Combination, automatically converted into that number of shares of Legacy Nuburu Common Stock that would, upon consummation of the Business Combination, receive a number of Common Stock equal to (x) the Conversion Amount divided by (y) $8.50. The foregoing issuances were made in transactions not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

On the Closing Date, the Company issued 200,000 shares of Common Stock to Lincoln Park pursuant to the Lincoln Park Purchase Agreement. The description of the Lincoln Park Purchase Agreement under the section of this Current Report on Form 8-K entitled "*Introductory Note*" is incorporated into this Item 3.02 by reference. The foregoing issuance was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

**Item 3.03    Material Modification to Rights of Security Holders.**

At the Special Meeting, the Company's stockholders considered and approved, among other things, the proposals set forth in the Proxy Statement in the sections entitled "*Proposal No. 2 — The Charter Proposal*" beginning on page 210, and "*Proposal No. 3 — Advisory Charter Proposals*" beginning on page 213 (together with Proposal No. 2, the "Charter Proposals"), and that information is incorporated herein by reference.

On the Closing Date, in connection with the consummation of the Business Combination, the Company's certificate of incorporation was amended and restated (as amended, the "Amended and Restated Certificate of Incorporation"). The Amended and Restated Certificate of Incorporation became effective upon filing with the Secretary of State of the State of Delaware on January 31, 2023 and includes the amendments proposed by the Charter Proposals.

On the Closing Date, in connection with the consummation of the Business Combination, the Company filed a certificate of designation (the "Certificate of Designation"). The Certificate of Designation became effective upon filing with the Secretary of State of the State of Delaware on January 31, 2023.

Pursuant to the Company's Amended and Restated Certificate of Incorporation and Certificate of Designation, there are 250,000,000 shares of Common Stock and 50,000,000 shares of preferred stock authorized, of which 25,000,000 are designated as shares of Series A Preferred Stock. The disclosure set forth in the sections entitled "*Description of New Nuburu Capital Stock*" beginning on page 248 of the Proxy Statement is incorporated herein by reference.

In connection with the Closing, the Board ratified, approved and adopted the Amended and Restated Certificate of Incorporation, the Certificate of Designations and ratified the Company's existing amended and restated bylaws (the "Bylaws").

The foregoing descriptions of the Amended and Restated Certificate of Incorporation, Certificate of Designations and Bylaws do not purport to be complete and are qualified in their entirety by the terms of the Amended and Restated Certificate of Incorporation, Certificate of Designations and Bylaws, which are attached hereto as Exhibits 3.1, 3.2 and 3.3, respectively, and are incorporated herein by reference.

**Item 5.01    Changes in Control of the Registrant.**

The information set forth in the sections entitled "*Proposal No. 1 — The Business Combination Proposal*" beginning on page 209 of the Proxy Statement and "*The Business Combination Agreement*" beginning on page 186 of the Proxy Statement and "*Introductory Note*" and Item 2.01 in this Current Report on Form 8-K is incorporated herein by reference.

**Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

The information set forth in the sections entitled "*Directors and Executive Officers,*" "*Executive and Director Compensation*" and "*Certain Relationships and Related Party Transactions*" in Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

*Nuburu, Inc. 2022 Equity Incentive Plan*

At the Special Meeting, the stockholders of the Company considered and approved the 2022 Equity Incentive Plan (the "2022 Plan"). The 2022 Plan had been previously approved, subject to stockholder approval, by the Board on December 4, 2022. The 2022 Plan became effective as of the Closing Date.

A description of the 2022 Plan is set forth in Exhibit 99.3 hereto in the section entitled "*Employee Benefit and Stock Plans — Nuburu, Inc. 2022 Equity Incentive Plan*" and is incorporated herein by reference. The aforementioned description of the 2022 Plan is qualified in its entirety by the full text of the 2022 Plan, which is attached hereto as Exhibit 10.20 and incorporated herein by reference.

*Nuburu, Inc. Employee Stock Purchase Plan*

At the Special Meeting, the stockholders of the Company considered and approved the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the "ESPP"). The ESPP had been previously approved, subject to stockholder approval, by the Board on December 4, 2022. The ESPP became effective as of the Closing Date.

A description of the ESPP is set forth in Exhibit 99.3 hereto in the section entitled "*Employee Benefit and Stock Plans — Employee Stock Purchase Plan*" and is incorporated herein by reference. The aforementioned description of the ESPP is qualified in its entirety by the full text of the ESPP, which is attached hereto as Exhibit 10.21 and incorporated herein by reference.

*Executive Incentive Compensation Plan*

Effective as of the Closing Date, the Board considered and approved the Executive Incentive Compensation Plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan will allow the Company to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan upon the achievement of specified goals and/or objectives. A description of the Incentive Compensation Policy is set forth in Exhibit 99.3 hereto in the section entitled "*Employee Benefit and Stock Plans — Executive Incentive Compensation Plan*" and is incorporated herein by reference.

The foregoing description of the Incentive Compensation Plan is qualified in its entirety by the full text of the Incentive Compensation Plan, a copy of which is filed as Exhibit 10.22 and incorporated herein by reference.

**Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

The information set forth in Item 3.03 of this Current Report on Form 8-K is incorporated herein by reference.

**Item 5.05    Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.**

Following the consummation of the Business Combination, on January 31, 2023, the Board approved and adopted a new Code of Business Conduct and Ethics (the "Code of Conduct"). The Code of Conduct applies to all of the Company's employees, executive officers and directors. The foregoing description of the Code of Conduct is qualified in its entirety by the full text of the Code of Conduct, which is available on the investor relations page of the Company's website.

**Item 5.06    Change in Shell Company Status.**

As a result of the Merger, which fulfilled the definition of a business combination as required by the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Closing, the Company ceased to be a shell company (as defined in Rule 12b-2 of the Exchange Act) as of the Closing. A description of the Business Combination and the terms of the Business Combination Agreement are included in the Proxy Statement in the sections entitled "*The Business Combination*" beginning on page 171 and "*The Business Combination Agreement*" beginning on page 186 and in the information set forth under "*Introductory Note*" and in the information set forth under Item 2.01 in this Current Report on Form 8-K, which are incorporated herein by reference.

**Item 9.01.    Financial Statements and Exhibits.**

**(a)    Financial Statements of Businesses Acquired.**

The audited consolidated financial statements of Legacy Nuburu as of and for the years ended December 31, 2021 and 2020 and the related notes are included in the Proxy Statement beginning on page F-45 of the Proxy Statement and are incorporated herein by reference.

The unaudited consolidated financial statements of Legacy Nuburu as of and for the nine months ended September 30, 2022 and 2021 and the related notes are included in the Proxy Statement beginning on page F-63 of the Proxy Statement and are incorporated herein by reference.

**(b)    Pro Forma Financial Information.**

The unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the nine months ended September 30, 2022 is set forth in Exhibit 99.2 hereto and is incorporated herein by reference.

**(c)   Exhibits.**

| Exhibit No. | Description |
| --- | --- |
| 2.1† | Business Combination Agreement, dated as of August 5, 2022, by and among the Company, Merger Sub and Legacy Nuburu (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 3.1 | Amended and Restated Certificate of Incorporation of the Company. |
| 3.2 | Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 9, 2020). |
| 3.3 | Certificate of Designations of the Company. |
| 4.1 | Specimen Common Stock Certificate. |
| 4.2 | Specimen Preferred Stock Certificate. |
| 4.3 | Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the SEC on August 26, 2020). |
| 4.4 | Warrant Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2020). |
| 10.1 | Investment Management Trust Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2020). |
| 10.2 | Registration and Stockholder Rights Agreement, dated as of September 9, 2020, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2020). |
| 10.3 | Letter Agreement, dated as of September 3, 2020, among the Company, the Sponsor and the Company's then current officers and directors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2020). |
| 10.4 | Amendment to Letter Agreement, dated November 22, 2022, by and among the Company, the Sponsor, and the Company's then current officers and directors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 22, 2022). |
| 10.5 | Amended and Restated Letter Agreement, dated January 31, 2023, by and among the Company, the Sponsor and the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023). |
| 10.6 | Administrative Services Agreement, dated as of September 9, 2020, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on September 9, 2020). |
| 10.7 | Sponsor Support and Forfeiture Agreement, dated as of August 5, 2022, by and among the Sponsor, the Company and Legacy Nuburu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.8 | Amendment to Sponsor Support and Forfeiture Agreement, dated November 22, 2022, by and among the Company, Legacy Nuburu, and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 22, 2022). |

| 10.9 | Amended and Restated Sponsor Support and Forfeiture Agreement, dated January 31, 2023, by and among the Company, the Sponsor and Legacy Nuburu (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023). |
|---|---|
| 10.10 | Stockholder Support Agreement, dated as of August 5, 2022, by and among the Company and certain stockholders of Legacy Nuburu (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.11 | Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among the Company and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.12 | Amendment to Amended and Restated Registration Rights Lock-up, Agreement, dated November 22, 2022, by and among the Company and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 22, 2022). |
| 10.13 | Second Amendment to Amended and Restated Registration Rights Lock-Up, Agreement, dated January 31, 2023, by and among the Company and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023). |
| 10.14 | Third Amendment to Amended and Restated Registration Rights Lock-up, Agreement, dated January 31, 2023, by and among the Company and the Holders (defined therein). |
| 10.15 | Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among the Company and e Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.16 | Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, by and among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 22, 2022). |
| 10.17 | Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022 by and among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 29, 2022). |
| 10.18 | Purchase Agreement, dated August 5, 2022, by and among the Company, Legacy Nuburu and Lincoln Park (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.19 | Registration Rights Agreement, dated August 5, 2022, by and among the Company, Legacy Nuburu and Lincoln Park (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2022). |
| 10.20# | Nuburu, Inc. 2022 Equity Incentive Plan. |
| 10.21# | Nuburu, Inc. 2022 Employee Stock Purchase Plan and forms of agreements thereunder. |
| 10.22# | Nuburu, Inc. Executive Incentive Compensation Plan. |
| 10.23#† | Amended and Restated Employment Agreement, effective December 3, 2022, by and between Mark Zediker and Legacy Nuburu (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4/A filed with the SEC on November 29, 2022). |
| 10.24# | Employment Agreement, effective December 2, 2022, by and between Brian Knaley and Legacy Nuburu (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-4/A filed with the SEC on November 29, 2022). |

10.25#†   Amended and Restated Employment Agreement, effective December 2, 2022, by and between Brian Faircloth and Legacy Nuburu (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4/A filed with the SEC on November 29, 2022).

10.26#   Form of Director Letter Agreement (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-4/A filed with the SEC on November 29, 2022).

10.27#   Form of Nuburu, Inc. Indemnification Agreement.

10.28†   Amended and Restated Lease Agreement between CSM Equities, L.L.C. and Legacy Nuburu, dated September 26, 2019 (incorporated by reference to Exhibit 10.13 to the Company's proxy statement filed with the SEC on November 7, 2022).

10.29   Share Transfer Agreement, dated January 25, 2023, by and between the Sponsor and the party set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023).

21.1   List of subsidiaries of the Company.

99.1   Risk Factors.

99.2   Unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the nine months ended September 30, 2022.

99.3   Executive Compensation.

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

†   Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#   Indicates management contract or compensatory plan or arrangement.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 6, 2023


Nuburu, Inc.

By:   /s/ Brian Knaley

Name: Brian Knaley
Title:  Chief Financial Officer


**Exhibit 3.1**

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TAILWIND ACQUISITION CORP.**

**a Delaware corporation**

Tailwind Acquisition Corp., a Delaware corporation (the "**Company**"), hereby certifies that:

1. The Company was incorporated under the name "Tailwind Acquisition Corp." The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on May 29, 2020.

2. The Amended and Restated Certificate of Incorporation of the Company attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this Company as heretofore amended and restated, has been duly adopted by the Company's Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. This Amended and Restated Certificate of Incorporation of the Company shall be effective as of 9:02 a.m. Eastern Time on January 31, 2023.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on January 31, 2023 and the foregoing facts stated herein are true and correct.

**TAILWIND ACQUISITION CORP.**

By:     /s/ Mark Zediker

Name: Mark Zediker
Title:   Chief Executive Officer

**ARTICLE I**

The name of the corporation is Nuburu, Inc. (the "**Company**").

**ARTICLE II**

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

**ARTICLE III**

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

**ARTICLE IV**

Section 1. This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 300,000,000 shares, of which 250,000,000 shares are Common Stock, $0.0001 par value per share, and 50,000,000 shares are Preferred Stock, $0.0001 par value per share.

Immediately upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of the Company's Class A Common Stock issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one share of Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the Company's capital stock shall from and after the Effective Time be deemed to represent an equal number of shares of Common Stock, without the need for surrender or exchange thereof.

Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company (the "**Board of Directors**") (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4. Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

## ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term "**Whole Board**" shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders' meeting called and held in accordance with the DGCL.

Section 2. The directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, *provided that* no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

## ARTICLE VI

Section 1. From and after the Effective Time, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

## ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company's Bylaws. The Company's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

## ARTICLE VIII

Section 1. Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

## ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

## ARTICLE X

Section 1. Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

Section 2. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company's stockholders, (c) any action arising pursuant to any provision of the DGCL or the Bylaws of the Company or this Amended and Restated Certificate of Incorporation (as either may be amended from time to time), and (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company's securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this ARTICLE X. This provision shall be enforceable by any party to a complaint covered by the provisions of this ARTICLE X. For the avoidance of doubt, nothing contained in this ARTICLE X shall apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any successor thereto.

**ARTICLE XI**

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; *provided*, *however*, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

\*   \*   \*   \*   \*

**Exhibit 3.3**

## CERTIFICATE OF DESIGNATIONS
## OF
## SERIES A PREFERRED STOCK,
## PAR VALUE $0.0001,
## OF
## NUBURU, INC.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the "**DGCL**"), Nuburu, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Company**"), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

**WHEREAS**, the amended and restated certificate of incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "**Certificate of Incorporation**"), authorizes the issuance of 300,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $0.0001 per share ("**Common Stock**"), and 50,000,000 shares of preferred stock, par value $0.0001 per share ("**Preferred Stock**");

**WHEREAS**, the Certificate of Incorporation expressly authorizes the Board of Directors of the Company (the "**Board**") by resolution or resolutions, to the maximum extent permitted by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing;

**WHEREAS**, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board, on January 31, 2023, adopted the following resolution designating a new series of Preferred Stock as "Series A Preferred Stock":

**RESOLVED**, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Company is hereby authorized, and the number of shares to be included in such series, and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of Preferred Stock included in such series, shall be as set forth below.

This Certificate of Designations shall be effective at 9:03 a.m. Eastern Time on January 31, 2023.

SECTION 1. Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as "Series A Preferred Stock" (the "**Series A Preferred Stock**"). The number of authorized shares constituting the Series A Preferred Stock shall be 25,000,000. That number from time to time may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series A Preferred Stock.

SECTION 2. Ranking. The Series A Preferred Stock will rank, with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company senior to the Common Stock (the "**Junior Stock**").

SECTION 3. <u>Definitions</u>. As used herein with respect to Series A Preferred Stock:

"**Affiliate**" of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"**Beneficially Own**", "**Beneficially Owned**" or "**Beneficial Ownership**" and "**Beneficial Owner**" shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Certificate of Designations the words "within sixty days" in Rule 13d-3(d)(1)(i) shall not apply to the effect that a Person shall be deemed to be the Beneficial Owner of a security if that Person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes of this Certificate of Designations, the Holder shall at all times be deemed to have Beneficial Ownership of the shares of Series A Preferred Stock or shares of Common Stock issuable upon conversion or repurchase of shares of Series A Preferred Stock directly or indirectly held by such Holder, irrespective of any non-conversion period specified in this Certificate of Designations or any restrictions on transfer or voting contained in this Certificate of Designations.

"**Board**" shall have the meaning set forth in the recitals above.

"**Business Combination Agreement**" shall mean the Business Combination Agreement between the Company, Compass Merger Sub, Inc., a Delaware corporation, and Nuburu Subsidiary, Inc. (f/k/a Nuburu, Inc.), a Delaware corporation, dated as of August 5, 2022, as it may be amended, supplemented or otherwise modified from time to time.

"**Business Day**" shall mean any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

"**Bylaws**" shall mean the Bylaws of the Company, as may be amended from time to time.

"**Capital Stock**" shall mean, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

"**Certificate of Designations**" shall mean this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

"**Certificate of Incorporation**" shall have the meaning set forth in the recitals above.

"**Change of Control**" shall mean the occurrence of any of the following events: (i) a sale, transfer, conveyance, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company, (ii) any Person or "group" (as such term is used in Section 13 of the Exchange Act), directly or indirectly, obtains Beneficial Ownership of 50% or more of the outstanding shares of Voting Stock of the Company or (iii) the Company consummates any merger, consolidation or similar transaction in which Common Stock is converted into equity securities of another entity, unless in the case of this clause (iii) (A) the Company or a successor continues to be incorporated in the United States, listed on a national stock exchange in the United States, and treated as a United States corporation for federal income tax purposes and (B) the stockholders of the Company immediately prior to the consummation of such merger, consolidation or similar transaction continue to hold (in substantially the same proportion as their ownership of the shares of Voting Stock immediately prior to the transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) more than 50% of all of voting power of the outstanding shares of Voting Stock of the surviving or resulting entity, or if the Company becomes a wholly owned subsidiary in such transaction, a direct or indirect parent entity of the Company, in such transaction immediately following the consummation of such transaction. A "**Change of Control**" shall not include any transaction with the principal purpose of changing the jurisdiction of the Company's incorporation within the United States.

"**close of business**" shall mean 5:00 p.m. (New York City time).

"**Closing Date**" shall have the meaning set forth in the Business Combination Agreement.

"**Closing Price**" of the Common Stock on any date of determination shall mean the closing sale price or, if no closing sale price is reported, the last reported sale price, of the shares of the Common Stock on the Securities Exchange on such date. If the Common Stock is not traded on a Securities Exchange on any date of determination, the Closing Price of the Common Stock on such date of determination shall mean the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Company for such purpose.

"**Code**" shall mean the United States Internal Revenue Code of 1986, as amended.

"**Common Stock**" shall have the meaning set forth in the recitals above.

"**Company**" shall have the meaning set forth in the recitals above.

"**Constituent Person**" shall have the meaning set forth in Section 11(a)(iii).

"**Conversion Agent**" shall mean the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

"**Conversion Date**" shall have the meaning set forth in Section 8(a).

"**Conversion Notice**" shall have the meaning set forth in Section 8(a)(i).

"**Conversion Price**" shall mean, for each share of Series A Preferred Stock, a dollar amount equal to the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the Conversion Price VWAP and (y) $5.00, in each case subject to adjustment as set forth herein.

"**Conversion Price VWAP**" shall mean the VWAP per share of Common Stock that is the lowest VWAP for any consecutive ninety (90) Trading Day period prior to the time of the calculation of such VWAP. For the avoidance of doubt, such VWAP shall be calculated on the basis of the volume-weighted price for the entire such period and not by averaging the VWAPs of each Trading Day in such period.

"**Conversion Restrictions**" shall have the meaning set forth in Section 6(c).

"**DGCL**" shall have the meaning set forth in the recitals above.

"**Distributed Entity**" shall mean any Subsidiary of the Company distributed in a Distribution Transaction.

"**Distribution Transaction**" shall mean any distribution of equity securities of a Subsidiary of the Company to holders of Common Stock, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

"**Ex-Dividend Date**" shall mean, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered "regular way" for this purpose.

"**Excess Amount**" shall have the meaning set forth in Section 6(c).

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Exchange Preferred Stock**" shall mean a series of convertible preferred stock issued by the Company and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

"**Exchange Property**" shall have the meaning set forth in Section 11(a)(iii).

"**Exempt Issuance**" shall have the meaning set forth in Section 10(b).

"**Holder**" shall mean a Person in whose name the shares of the Series A Preferred Stock are registered, which Person shall be treated by the Company, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; *provided, however* that, to the fullest extent permitted by law, (i) no Person that has received shares of Series A Preferred Stock in violation of the Business Combination Agreement and of any transfer restrictions set forth therein shall be a Holder, (ii) the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and (iii) the Person in whose name the shares of the Series A Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

"**Independent Financial Advisor**" shall mean an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; *provided*, *however*, that such firm or consultant is not an Affiliate of the Company.

"**Individual Holder Share Cap**" shall mean, with respect to any individual Holder, the maximum number of shares of Common Stock that could be issued by the Company to such Holder without triggering a change of control under applicable stock exchange listing rules.

"**Intended Tax Treatment**" shall have the meaning set forth in Section 18(b).

"**Issuance Date**" shall mean, with respect to any share of Series A Preferred Stock, the date of issuance of such share.

"**Junior Stock**" shall have the meaning set forth in Section 2.

"**Mandatory Conversion**" shall have the meaning set forth in Section 7(a).

"**Mandatory Conversion Date**" shall have the meaning set forth in Section 7(a).

"**Mandatory Conversion Price**" shall mean 200.0% of the then-current Conversion Price.

"**Market Disruption Event**" shall mean any of the following events:

(a) any suspension of, or limitation imposed on, trading of the Common Stock by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the term "Closing Price" (the "**Relevant Exchange**") during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange; or

(b) any event that disrupts or impairs (as determined by the Company in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Stock on the Relevant Exchange.

"**Mirror Preferred Stock**" shall mean a series of convertible preferred stock issued by the Distributed Entity and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

"**Notice of Mandatory Conversion**" shall have the meaning set forth in Section 7(b).

"**Officer's Certificate**" shall mean a certificate executed by the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company.

"**Original Issuance Date**" shall mean the Closing Date.

"**Original Issuance Price**" shall mean, with respect to any share of Series A Preferred Stock, as of any date, $10.00 per share (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or other event of a similar nature (other than a redemption or a conversion pursuant to the terms of this Certificate of Designations) that increases or decreases the number of shares of Series A Preferred Stock outstanding).

"**Person**" shall mean an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.

"**Preferred Stock**" shall have the meaning set forth in the recitals above.

"**Record Date**" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

"**Registrar**" shall mean the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

"**Relevant Exchange**" shall have the meaning set forth in the definition of the term "Market Disruption Event".

"**Reorganization Event**" shall have the meaning set forth in Section 11(a)(iii).

"**Securities Exchange**" means the New York Stock Exchange (or any nationally recognized successor thereto); provided, however, that in the event the Company's Common Stock is ever listed or traded on the NYSE American, the NYSE Arca, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market, (or any nationally recognized successor to any of the foregoing), then the "**Securities Exchange**" shall mean such other market or exchange on which the Company's Common Stock is then listed or traded.

"**Series A Preferred Stock**" shall have the meaning set forth in Section 1.

"**Share Cap**" shall mean a number of shares of Common Stock issued or issuable by the Company pursuant to the Business Combination Agreement and pursuant to the terms hereof which would cause the holders of such securities to Beneficially Own, in the aggregate, a number of shares of the Company's Capital Stock that represents in excess of 9.99% of the Voting Stock as of the Conversion Date.

"**Subsidiary**" shall mean, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

"**Test Date**" shall mean the date that is two (2) years following the Original Issuance Date.

"**Trading Day**" shall mean a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

"**Trading Period**" shall have the meaning set forth in Section 7(a).

"**Transfer Agent**" shall mean the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series A Preferred Stock, and its successors and assigns. The Transfer Agent initially shall be the Company.

"**Transfer Taxes**" shall have the meaning set forth in Section 18(a).

"**Unpaid Cash Dividends**" shall mean, as of any date, with respect to any share of Series A Preferred Stock, all cash dividends that have been declared on such share, but that have not, as of such date, been paid in cash.

"**Voting Stock**" shall mean (i) with respect to the Company, the Common Stock and any other Capital Stock of the Company having the right to vote generally in any election of members of the Board and (ii) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of members of the board of directors of such Person or other similar governing body.

"**VWAP**" per share of Common Stock on any Trading Day shall mean the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company).

SECTION 4. Dividends.

(a) Dividends. Dividends may be authorized by the Board, or any duly authorized committee thereof, and declared by the Board, or any duly authorized committee thereof, and paid by the Company, on any Junior

Stock from time to time, and the Holders shall be entitled to participate in those dividends on an as-converted basis (pursuant to Section 6 without regard to any limitations on convertibility set forth therein) (other than pursuant to the adjustments otherwise provided under Section 10(b) or Section 11(a), as applicable).

(b) Waivers. Any right related to the payment of dividends under this Section 4 or otherwise set forth in this Certificate of Designations may be waived as to such rights for all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the Company's existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series A Preferred Stock equal to the greater of (i) the Original Issuance Price, and (ii) the amount a Holder would have received had such Holder, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such share of Series A Preferred Stock into Common Stock (pursuant to Section 6). Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company's remaining assets.

(b) Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders, the amounts distributed to the Holders shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

SECTION 6. Right of the Holders to Convert.

(a) Each Holder shall have the right, at any time and at such Holder's option, subject to the conversion procedures set forth in Section 8, to (1) convert each share of such Holder's Series A Preferred Stock into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Conversion Date *divided by* (B) the Conversion Price as of the applicable Conversion Date and (2) receive a cash amount equal to any Unpaid Cash Dividends as of such date. The right of conversion may be exercised as to all or any portion of such Holder's Series A Preferred Stock from time to time.

(b) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. Any shares of Common Stock issued upon conversion of Series A Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable.

(c) Notwithstanding the foregoing or anything else in this Certificate of Designations to the contrary, (i) the Holders shall not have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock, in excess of the Share Cap and (ii) no Holder shall have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock to such Holder, in excess of such Holder's Individual Holder Share Cap (collectively, the "**Conversion Restrictions**"), and in each case, the Company shall deliver, in lieu of any shares of Common Stock otherwise deliverable upon conversion in excess of the Conversion Restrictions, an amount of cash per share equal to the Closing Price on the Trading Day immediately prior to the Conversion Date (such cash amount, the "**Excess Amount**").

SECTION 7. Right of Company to Convert.

(a) If the VWAP per share of Common Stock was greater than the Mandatory Conversion Price for any twenty (20) Trading Days within any period of thirty (30) Trading Days (such thirty (30) Trading Day period, the "**Trading Period**"), the Company may elect to convert (a "**Mandatory Conversion**") all, but not less than all, of the outstanding shares of Series A Preferred Stock into shares of Common Stock (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a), the "**Mandatory Conversion Date**"). In the case of a Mandatory Conversion, (1) each share of Series A Preferred Stock then outstanding shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Mandatory Conversion Date *divided by* (B) the Conversion Price of such share in effect as of the Mandatory Conversion Date, and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; *provided, however*, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a Mandatory Conversion in excess of the Conversion Restrictions.

(b) Notice of Mandatory Conversion. If the Company elects to effect a Mandatory Conversion, the Company shall, within twenty (20) Business Days following the completion of the applicable thirty (30) day Trading Period referred to in Section 7(a) above, provide notice of Mandatory Conversion to each Holder (such notice, a "**Notice of Mandatory Conversion**"). For the avoidance of doubt, a Notice of Mandatory Conversion does not limit a Holder's right to convert on a Conversion Date prior to the Mandatory Conversion Date. The Mandatory Conversion Date selected by the Company shall be no less than thirty (30) Business Days and no more than forty-five (45) Business Days after the date on which the Company provides the Notice of Mandatory Conversion to the Holders. The Notice of Mandatory Conversion shall state the Mandatory Conversion Date selected by the Company.

SECTION 8. Conversion Procedures and Effect of Conversion.

(a) Conversion Procedure. A Holder must do each of the following in order to convert shares of Series A Preferred Stock:

(i) in the case of a conversion pursuant to Section 6(a), complete and execute the conversion notice provided by the Conversion Agent (the "**Conversion Notice**"), and deliver such notice to the Conversion Agent; *provided, however* that a Conversion Notice may be conditional on the completion of a Change of Control or other corporate transaction;

(ii) surrender to the Conversion Agent the certificate or certificates (if any) representing the shares of Series A Preferred Stock to be converted (or, if such Holder alleges that such certificate or certificates have been lost, stolen or destroyed, a lost certificate or certificates affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate or certificates);

(iii) if required, furnish appropriate endorsements and transfer documents in a form reasonably acceptable to the Company; and

(iv) if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 18.

The foregoing clauses (ii), (iii) and (iv) shall be conditions to the issuance of shares of Common Stock to the Holders in the event of a Mandatory Conversion pursuant to Section 7 (but, for the avoidance of doubt, not to the Mandatory Conversion of the shares of Series A Preferred Stock on the Mandatory Conversion Date, which such Mandatory Conversion shall be deemed to occur automatically on the Conversion Date, nor to the conversion of the shares of Series A Preferred Stock pursuant to Section 9(c), which such conversion shall be deemed to occur automatically on the date that is five (5) Business Days after the Test Date). The Holder may, in respect of a Mandatory Conversion or a conversion pursuant to Section 9(c), deliver a notice to the Conversion Agent specifying, in respect of the deliverable shares of Common Stock, a delivery method of either book-entry basis, through the facilities of The Depositary Trust Company (if eligible) or certificated form. If no such notice is delivered, the Holder shall be deemed to have chosen delivery by book-entry.

The "**Conversion Date**" means (A) with respect to conversion of any shares of Series A Preferred Stock at the option of any Holder pursuant to Section 6(a), the date on which such Holder complies with the procedures in this Section 8(a) (including the satisfaction of any conditions to conversion set forth in the Conversion Notice), (B) with respect to Mandatory Conversion pursuant to Section 7(a), the Mandatory Conversion Date and (C) with respect to a conversion pursuant to Section 9(c), the date that is five (5) Business Days after the Test Date.

(b) Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Series A Preferred Stock, dividends shall no longer be declared on any such shares of Series A Preferred Stock.

(c) Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, securities or other property issuable upon conversion of Series A Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than five (5) Trading Days thereafter; *provided*, *however* that, if a written notice from the Holder in accordance with Section 8(a) specifies a date of delivery for any shares of Common Stock, such shares shall be delivered on the date so specified, which shall be no earlier than the second (2nd) Business Day immediately following the date of such notice (or such later date, not to exceed the fifth (5th) Business Day immediately following the date of such notice, if, prior to the Conversion Date, the Transfer Agent has delivered written notice to the Holders of Series A Preferred Stock that it is unable deliver shares of Common Stock within two (2) Business Days following any Conversion Date) and no later than the seventh (7th) Business Day thereafter), the Company shall issue the number of whole shares of Common Stock issuable upon conversion (and deliver any Excess Amount) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Common Stock, securities or other property shall be made by book-entry or, at the request of the Holder, through the facilities of The Depositary Trust Company (if eligible), or in certificated form. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depositary Trust Company (if eligible), or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Conversion Notice (in the case of a conversion pursuant to Section 6(a)) or in the records of the Company or as set forth in a notice from the Holder to the Conversion Agent, as applicable (in the case of a Mandatory Conversion or a conversion pursuant to Section 9(c)). In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Series A Preferred Stock should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Company shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company (or, if no such manner is shown on the records of the Company, in the manner chosen in good faith by the Board).

(d) Status of Converted or Reacquired Shares. Shares of Series A Preferred Stock converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the conversion or acquisition thereof and shall not be reissued as shares of such series. All such shares shall, upon their retirement and any filing required by the DGCL, become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Certificate of Incorporation.

SECTION 9. Test Date.

(a) On the Test Date:

(i) If the Conversion Price exceeds the VWAP on such date, then the Company shall redeem all of the shares of Series A Preferred Stock then outstanding, to the extent not prohibited by law, at the Original Issuance Price; and

(ii) If the Conversion Price is equal to or less than the VWAP on such date, then the Company shall convert all of the shares of Series A Preferred Stock then outstanding into shares of Common Stock, to the extent not prohibited by law, at the Conversion Price.

(b) Test Date Redemption. If the Company is obligated to redeem the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(i), then on the date that is five (5) Business Days after the Test Date, the Company shall deliver or cause to be delivered to each Holder, cash by wire transfer, equal to the Original Issuance Price; *provided, however,* that if the Company shall not have sufficient funds legally available under applicable law to redeem all then outstanding shares of Series A Preferred Stock, the Company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. From and after the Test Date with respect to any share of Series A Preferred Stock that the Company has redeemed in accordance with the provisions of this Section, (i) such share shall no longer be deemed outstanding and (ii) all rights with respect to such share shall cease and terminate. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series A Preferred Stock is redeemed by the payment in full of the Original Issuance Price, such share of Series A Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein including the right to convert.

(c) Test Date Conversion. If the Company is obligated to convert the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(ii), then on the date that is five (5) Business Days after the Test Date, (1) each share of Series A Preferred Stock outstanding as of the Test Date shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Test Date *divided by* (B) the Conversion Price as of the Test Date and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; *provided, however*, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a conversion pursuant to this Section in excess of the Conversion Restrictions; *provided further* that the provisions of Section 8 shall apply to any conversion pursuant to this Section.

10

SECTION 10. <u>Adjustments to the Conversion Price</u>.

(a) <u>Anti-Dilution Adjustments</u>. The Conversion Price will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Price if a Holder of the Series A Preferred Stock participates, at the same time and upon the same terms as holders of Common Stock and solely as a result of holding shares of Series A Preferred Stock, in any transaction described in this <u>Section 10(a)</u>, without having to convert its Series A Preferred Stock, as if it held a number of shares of Common Stock equal to the Original Issuance Price of each share of Series A Preferred Stock held by such Holder divided by the then-current Conversion Price:

(i) <u>Stock Splits and Combinations</u>. If the Company effects a stock split or a stock combination of the Common Stock (in each case, excluding an issuance solely pursuant to a Reorganization Event, as to which <u>Section 11</u> will apply), then the Conversion Price will be adjusted based on the following formula:

$$CP_1 = CP_0 \times \frac{OS_0}{OS_1}$$

where:

$CP_0$ = the Conversion Price in effect immediately before the close of business on the effective date of such stock split or stock combination, as applicable;

$CP_1$ = the Conversion Price in effect immediately after the close of business on such effective date, as applicable;

$OS_0$ = the number of shares of Common Stock outstanding immediately before the close of business on such effective date, as applicable, without giving effect to such stock split or stock combination; and

$OS_1$ = the number of shares of Common Stock outstanding immediately after giving effect to such stock split or stock combination.

If any stock split or stock combination of the type described in this <u>Section 10(a)(i)</u> is declared or announced, but not so made, then the Conversion Price will be readjusted, effective as of the date the Board, or any Officer acting pursuant to authority conferred by the Board, determines not to effect such stock split or stock combination, to the Conversion Price that would then be in effect had such stock split or stock combination not been declared or announced.

(ii) <u>Rights, Options and Warrants</u>. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan) entitling such holders, for a period of not more than forty-five (45) calendar days after the Record Date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Price will be decreased based on the following formula:

$$CP_1 = CP_0 \times \frac{OS + Y}{OS + X}$$

where:

$CP_0$ = the Conversion Price in effect immediately before the close of business on such Record Date;

$CP_1$ = the Conversion Price in effect immediately after the close of business on such Record Date;

OS = the number of shares of Common Stock outstanding immediately before the close of business on such Record Date;

Y = a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Closing Price per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced; and

X = the total number of shares of Common Stock issuable pursuant to such rights, options or warrants.

provided, however, that (A) the Conversion Price will not be adjusted pursuant to this Section 10(a)(ii) solely as a result of an Exempt Issuance and (B) the issuance of shares of Common Stock issuable pursuant to the exercise, vesting or conversion of such rights, options or warrants will not constitute an additional issuance or sale of Common Stock.

To the extent such rights, options or warrants are not so distributed, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 10(a)(ii), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board.

(iii) Distribution Transactions and Other Distributed Property.

(A) Distributions Other than Distribution Transactions. If the Company distributes shares of its Capital Stock, evidences of the Company's indebtedness or other assets or property of the Company, or rights, options or warrants to acquire the Company's Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding:

(I) rights, options or warrants for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(i) or Section 10(a)(ii);

(II) dividends or distributions paid exclusively in cash;

(III) rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 10(c);

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(IV) Distribution Transactions for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(iii)(B);

(V) a distribution solely pursuant to a tender offer or exchange offer for shares of Common Stock, as to which Section 10(a)(iv) will apply; and

(VI) a distribution solely pursuant to a Reorganization Event, as to which Section 11 will apply, then the Conversion Price will be decreased based on the following formula:

$$CP_1 = CP_0 \times \frac{SP - FMV}{SP}$$

where:

$CP_0$ = the Conversion Price in effect immediately before the close of business on the Record Date for such distribution;

$CP_1$ = the Conversion Price in effect immediately after the close of business on such Record Date;

$SP$ = the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the Ex-Dividend Date for such distribution; and

$FMV$ = the fair market value (as determined by the Board), as of such Record Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

*provided*, *however*, that, if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, each Holder will receive, for each share of Series A Preferred Stock held by such Holder on such Record Date, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received in such distribution if such Holder had owned, on such Record Date, a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable (determined in accordance with Section 6) in respect of one (1) share of Series A Preferred Stock that is converted with a Conversion Date occurring on such Record Date (subject to the same arrangements, if any, in such distribution not to issue or deliver a fractional portion of any Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants, but with such arrangement applying separately to each Holder and computed based on the total number of shares of Series A Preferred Stock held by such Holder on such Record Date).

To the extent such distribution is not so paid or made, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(B) Distribution Transactions. If the Company engages in a Distribution Transaction in which it distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate or Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Reorganization Event, as to which Section 11 will apply; or (y) a tender offer or exchange offer for shares of Common Stock, as to which Section 10(a)(iv) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange, then the Conversion Price will be decreased based on the following formula:

$$CP_1 = CP_0 \times \frac{SP}{FMV + SP}$$

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where:

$CP_0$ = the Conversion Price in effect immediately before the close of business on the Record Date for such Distribution Transaction;

$CP_1$ = the Conversion Price in effect immediately after the close of business on such Record Date;

SP = the average of the Closing Prices per share of Common Stock for each Trading Day in the Distribution Transaction Valuation Period (as defined below); and

FMV = the product of (x) the average of the Closing Prices per share or unit of the Capital Stock or equity interests distributed in such Distribution Transaction over the ten (10) consecutive Trading Day period (the "**Distribution Transaction Valuation Period**") beginning on, and including, the Ex-Dividend Date for such Distribution Transaction (such average to be determined as if references to Common Stock in the definitions of "**Closing Price,**" "**Trading Day**" and "**Market Disruption Event**" were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Distribution Transaction.

*provided*, *however*, that in the event of a Distribution Transaction where the Majority Holders (as defined below) elect to engage in a Spin-Off Exchange Offer (as defined below), and such Spin-Off Exchange Offer is completed pursuant to Section 10(d), then no adjustment to the Conversion Price shall be made pursuant to this Section 10(a)(iii)(B).

The adjustment to the Conversion Price pursuant to this Section 10(a)(iii)(B) will be calculated as of the close of business on the last Trading Day of the Distribution Transaction Valuation Period that will be given effect immediately after the close of business on the Record Date for the Distribution Transaction, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs during the Distribution Transaction Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Distribution Transaction Valuation Period.

To the extent any dividend or distribution of the type described in Section 10(a)(iii)(B) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time (as defined below) by the Board) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Closing Price per share of Common Stock on the Trading Day immediately after the last date (the "**Expiration Date**") on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price will be decreased based on the following formula:

$$CP_1 = CP_0 \times \frac{SP \times OS_0}{AC + (SP \times OS_1)}$$

where:

$CP_0$ = the Conversion Price in effect immediately before the time (the "**Expiration Time**") such tender or exchange offer expires;

$CP_1$ = the Conversion Price in effect immediately after the Expiration Time;

$SP$ = the average of the Closing Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the "**Tender/Exchange Offer Valuation Period**") beginning on, and including, the Trading Day immediately after the Expiration Date;

$OS_0$ = the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

$AC$ = the aggregate value (determined as of the Expiration Time by the Board) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer; and

$OS_1$ = the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

*provided*, *however*, that the Conversion Price will in no event be adjusted up pursuant to this Section 10(a)(iv), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Price pursuant to this Section 10(a)(iv) will be calculated as of the close of business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(b) No Adjustments in Certain Cases. The Company will not be required to adjust the Conversion Price except pursuant to this Section 10. For the avoidance of doubt, no adjustment to the Conversion Price will be made (the following, each an "**Exempt Issuance**"):

(i) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Common Stock under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(ii) upon the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any present or future employee, director, consultant or officer equity incentive plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs;

(iii) except as otherwise provided in Section 10(a) upon the issuance of any shares of Common Stock pursuant to exercise, vesting or conversion of any option, warrant, right, restricted stock unit or exercisable, exchangeable or convertible security;

(iv) for dividends or distributions declared or paid to holders of Common Stock in which the Holders participate; or

(v) for a change in the par value of the Common Stock.

(c) Stockholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Series A Preferred Stock and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Series A Preferred Stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Conversion Price will be adjusted pursuant to Section 10(a)(iii)(A) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section 10(a)(iii)(A) to all holders of Common Stock, subject to readjustment pursuant to Section 10(a)(iii)(A) if such rights expire, terminate or are redeemed. For the avoidance of doubt, if the rights issued or otherwise distributed pursuant to any such stockholder rights plan have previously been issued to the Holders of Series A Preferred Stock, then the foregoing sentence of this Section 10(c) shall not apply.

(d) Distribution Transactions.

(i) In the event the Company proposes to effect a Distribution Transaction, then, by written notice of the Holders constituting at least a majority of the outstanding voting power of the Series A Preferred Stock (the "**Majority Holders**") delivered to the Company prior to the relevant Record Date, the Company will negotiate in good faith with such Majority Holders the terms and conditions of an exchange offer described herein (the "**Spin-Off Exchange Offer**"), and in the event the Spin-Off Exchange Offer is completed, then no adjustment to the Conversion Price shall be made pursuant to Section 10(a)(iii)(B).

(ii) In connection with the Spin-Off Exchange Offer, each share of Series A Preferred Stock will be exchanged by the Company for one (1) share of Mirror Preferred Stock and one (1) share of Exchange Preferred Stock. The Original Issuance Price of the Series A Preferred Stock will be allocated between the shares of Mirror Preferred Stock and Exchange Preferred Stock in accordance with the relative fair market value of the assets and businesses to be held by the Distributed Entity and the assets and businesses to be retained by the Company, as determined in good faith by the Board after consultation with the Majority Holders.

(iii) The Company and the Majority Holders will negotiate reasonably and in good faith and each will use its reasonable best efforts to agree on mutually agreeable terms for the Spin-Off Exchange Offer, including, without limitation, the certificate of designations with respect to the Mirror Preferred Stock and the certificate of designations with respect to the Exchange Preferred Stock, to reflect the fact that following the completion of the Spin-Off Exchange Offer the adjustments to the Conversion Price will be based upon the common stock of the Company and the common stock of the Distributed Entity, and that the rights, benefits, obligations and economic characteristics of the Series A Preferred Stock will not be expanded or diminished as a result of the exchange of shares of Series A Preferred Stock for shares of Mirror Preferred Stock and Exchange Preferred Stock. The exchange of Series A Preferred Stock for Exchange Preferred Stock in the Spin-Off Exchange Offer shall be structured in a manner so as to qualify as a tax-free recapitalization within the meaning of Section 368(a) of the Code to the maximum extent permitted by applicable law. The Company agrees for U.S. federal and applicable state and local income tax purposes the shares of Mirror Preferred Stock and Exchange Preferred Stock shall be structured in a way not to be classified as "preferred stock" within the meaning of Section 305 or Section 306 of the Code (or similar or analogous state or local income tax law) or "nonqualified preferred stock" within the meaning of Section 351(g) of the Code.

(e) Determination of the Number of Outstanding Shares of Common Stock. For purposes of Section 10(a), the number of shares of Common Stock outstanding at any time will (1) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (2) exclude shares of Common Stock held in the Company's treasury (unless the Company pays any dividend or makes any distributions on shares of Common Stock held in its treasury).

(f) Calculations. All calculations with respect to the Conversion Price and adjustments thereto will be made to the nearest 1/100th of a cent (with 5/1,000ths rounded downward).

(g) Notice of Conversion Price Adjustments. Upon the effectiveness of any adjustment to the Conversion Price pursuant to Section 10(a) or Section 10(b), the Company will promptly send notice to the Holders containing (1) a brief description of the transaction or other event on account of which such adjustment was made; (2) the Conversion Price in effect immediately after such adjustment; and (3) the effective time of such adjustment.

(h) Voluntary Conversion Price Decreases.

(i) Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) decrease the Conversion Price by any amount if (1) the Board determines that such decrease is in the Company's best interest or that such decrease is advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (2) such decrease is in effect for a period of at least twenty (20) Business Days; and (3) such decrease is irrevocable during such period; *provided*, *however*, that any such decrease that would be reasonably expected to result in any income tax imposed on holders of Series A Preferred Stock shall require the affirmative vote, election or approval of the Majority Holders.

(ii) Notice of Voluntary Decrease. If the Board determines to decrease the Conversion Price pursuant to Section 10(h)(i), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 10(h)(i), the Company will send notice to each Holder, the Transfer Agent and the Conversion Agent of such decrease to the Conversion Price, the amount thereof and the period during which such decrease will be in effect.

(i) Successive Adjustments. After an adjustment to the Conversion Price under this Section 10, any subsequent event requiring an adjustment under this Section 10 shall cause an adjustment to each such Conversion Price as so adjusted.

(j) Multiple Adjustments. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Price pursuant to this Section 10 under more than one subSection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; *provided*, *however*, that if more than one subSection of this Section 10 is applicable to a single event, the subSection shall be applied that produces the largest adjustment.

(k) Notice of Adjustments. Whenever the Conversion Price is adjusted as provided under this Section 10, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware):

(i) compute the adjusted applicable Conversion Price in accordance with this Section 10 and prepare and transmit to the Conversion Agent an Officer's Certificate setting forth the applicable Conversion Price, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii) provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Price was determined and setting forth the adjusted applicable Conversion Price.

(l) Conversion Agent. The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the Conversion Price or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officer's Certificate delivered pursuant to this Section 10(l) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Stock and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock pursuant to the conversion of Series A Preferred Stock or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 10.

(m) Fractional Shares. No fractional shares of Common Stock will be delivered to the Holders upon conversion. In lieu of any fractional shares to which the Holders would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share. In order to determine whether the number of shares of Common Stock to be delivered to a Holder upon the conversion of such Holder's shares of Series A Preferred Stock will include a fractional share, such determination shall be based on the aggregate number of shares of Series A Preferred Stock of such Holder that are being converted on any single Conversion Date.

SECTION 11. Adjustment for Reorganization Events.

(a) Reorganization Events. In the event of:

(i) any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii) any sale, transfer, lease or conveyance to another Person of all or a majority of the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

(iii) any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities; (each of which is referred to as a "**Reorganization Event**");

then each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the approval or election of the Holders and subject to Section 13, remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (the "**Exchange Property**") (without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the Holder of such share of Series A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Series A Preferred Stock into the applicable number of shares of Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of the Reorganization Event and the Original Issuance Price applicable at the time of such subsequent conversion; *provided, however* that the foregoing shall not apply if such Holder is a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a "**Constituent Person**"), or an Affiliate of a Constituent Person, to the extent such Reorganization Event provides for different treatment of Common Stock held by such Constituent Persons or such Affiliate thereof. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person (other than a Constituent Person or an Affiliate thereof), then for the purpose of this Section 11(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

(b) Successive Reorganization Events. The above provisions of this Section 11 shall similarly apply to successive Reorganization Events and the provisions of Section 10 shall apply to any shares of Capital Stock received by the holders of the Common Stock in any such Reorganization Event.

(c) Reorganization Event Notice. The Company (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11.

(d) Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 11.

SECTION 12. Voting Rights. Holders shall not be entitled to vote at or receive notice of any meeting of stockholders, except as provided in Section 13 or as required by law.

SECTION 13. Consent Rights. For so long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, and shall cause its Subsidiaries not to, unless the Majority Holders otherwise approve, vote for or authorize, or otherwise waive any provision of this Section 13:

(a) create or authorize the creation of, or issue any equity or debt securities of the Company or any of its Subsidiaries (or rights exercisable into equity securities of the Company or any of its Subsidiaries) that rank senior or pari passu to the rights of the Series A Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; or

(b) permit any adverse change (including as a result of a merger, consolidation or other similar or extraordinary transaction) to the powers, preferences or special rights of the Series A Preferred Stock set forth in the Certificate of Incorporation or bylaws, including by amendment, modification or in any other manner that fails to give effect to the rights of the Holders as set forth in this Certificate of Designations, the Certificate of Incorporation or bylaws, or otherwise required by applicable law.

SECTION 14. Term. Except as expressly provided in this Certificate of Designations, the shares of Series A Preferred Stock shall not be redeemable or otherwise mature and the term of the Series A Preferred Stock shall be perpetual.

SECTION 15. No Sinking Fund. Shares of Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 16. Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Stock shall be the Company. The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series A Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof by first class mail, postage prepaid, to the Holders.

SECTION 17. Replacement Certificates.

(a) Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series A Preferred Stock are issued, the Company shall replace any mutilated certificate at the Holder's expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder's expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b) Certificates Following Conversion. If physical certificates representing the Series A Preferred Stock are issued, the Company shall not be required to issue replacement certificates representing shares of Series A Preferred Stock on or after the Conversion Date applicable to such shares. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock formerly evidenced by the physical certificate.

SECTION 18. Taxes.

(a) Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes ("**Transfer Taxes**") that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Stock, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, shares of Common Stock or other securities to a Beneficial Owner other than the Beneficial Owner of the Series A Preferred Stock immediately prior to such conversion, and shall not be required to make any such issuance, delivery or payment unless and until the Person requesting such issuance, delivery or payment has paid to the Company the amount of any such Transfer Tax or has established, to the satisfaction of the Company, that such Transfer Tax has been paid or is not payable.

(b) Intended Tax Treatment. For U.S. federal and applicable state and local income tax purposes (i) the shares of Series A Preferred Stock are not intended to be classified as "preferred stock" within the meaning of Code Section 305, Treasury Regulation Section 1.305-5 or Code Section 306 (or similar or analogous state or local income tax law), (ii) if a conversion of shares of Series A Preferred Stock into Common Stock is effected, such transaction is intended to be treated as a "reorganization" within the meaning of Section 368(a)(l)(E) of the Code (or similar or analogous state or local income tax law) whereby the Holder of each exchanged share of Series A Preferred Stock is intended to be treated as transferring such share to the Company in exchange for Common Stock (such tax treatment described in clauses (i) and (ii), together, the "**Intended Tax Treatment**"). The Company and each Holder shall file all applicable income tax returns in accordance with the Intended Tax Treatment and not take any reporting position with respect to applicable income taxes inconsistent with the Intended Tax Treatment unless otherwise required in connection with the settlement or resolution of any tax audit, contest or other procedure with a taxing authority or a change in law after the date hereof. Notwithstanding any other provision within this Certificate of Designations the Company shall not, without the written approval of the Majority Holders, pay any dividend or make any other distribution (within the meaning of Code Section 305 and the Treasury Regulations thereunder) on any share of capital stock or other security convertible into, or exercisable or exchangeable for, any capital stock of the Company, or take any other action, so long as any share of Series A Preferred Stock is outstanding, if such dividend, distribution or action may result in a deemed dividend or deemed distribution pursuant to Code Section 305 to the Holders of such shares.

(c) Redemptions. The Company and the Holders agree to treat any redemption pursuant to Section 9(b) as a sale or exchange for purposes of Code Section 302 to the maximum extent permitted by law.

(d) Withholding. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders. The Company shall provide the applicable Holder with reasonable notice in advance of such deduction and withholding and shall use commercially reasonable efforts to cooperate with the applicable Holder to minimize or eliminate such withholding. Absent a change in law or a contrary determination within the meaning of Code Section 1313, this Section 18(d) shall not apply to the issuance of shares of Common Stock upon conversion or repurchase of any shares of Series A Preferred Stock and the Company shall not have the right to withhold and deduct upon such conversion. To the extent the Company in good faith reasonably believes that such change in law has in fact occurred, the Company shall give prompt notice of such change in law to the applicable Holder and shall cooperate in good faith with the applicable Holder to minimize or eliminate such deduction or withholding.

SECTION 19. Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its principal executive offices, (ii) if to any Holder, to such Holder at the mail or email address of such Holder as listed in the stock record books of the Company (which may include the records of the Transfer Agent) or (iii) to such other mail or email address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 20. Facts Ascertainable. When the terms of this Certificate of Designations refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Series A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 21. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 22. Severability. If any term of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

*[Signature Page Follows]*

21

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this 31st day of January, 2023.

**NUBURU, INC.**

By:  /s/ Mark Zediker

Name: Mark Zediker
Title: Chief Executive Officer

**Exhibit 4.1**

NUMBER                                                                                              SHARES
C-

SEE REVERSE FOR
CERTAIN DEFINITIONS

CUSIP 67021W 103

**NUBURU, INC.**

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
COMMON STOCK

This certifies that _____ is the owner of _____

FULLY PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF $0.0001
EACH OF THE COMMON STOCK OF
**NUBURU, INC.**
(THE "CORPORATION")

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this
certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile signatures of its duly authorized officers.

Dated:_____

Chief Executive Officer                Chief Financial Officer                Transfer Agent

_____        _____        _____

# NUBURU, INC.

Upon written request of the recordholder of this certificate to the Corporation at its principal place of business or registered office, the Corporation will furnish without charge to each recordholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations, or restrictions of such preferences and/or rights. This certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the certificate of incorporation and bylaws of the Corporation and all amendments thereto and resolutions of the Board of Directors providing for the issuance of securities (copies of which may be obtained from the secretary of the Corporation), to all of which the holder of this certificate by acceptance hereof assents.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM   __
       as tenants in common        UNIF GIFT MIN ACT—   _____      Custodian    _____

TEN ENT   __                             (Cust)             (Minor)
       as tenants by the entireties

JT TEN   __
       as joint tenants with right of survivorship        under Uniform Gifts to Minors Act
       and not as tenants in common                    (State)

Additional abbreviations may also be used though not in the above list.

*For value received,* _____*hereby sells, assigns and transfers unto*

_____

(PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER(S) OF ASSIGNEE(S))

_____

(PLEASE PRINT OR TYPEWRITE NAME(S) AND ADDRESS(ES), INCLUDING ZIP CODE, OF ASSIGNEE(S))

_____

Shares of the capital stock represented by the within Certificate, and does hereby irrevocably constitute and appoint

_____

Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated:

                          _____
                                                 Shareholder

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

Signature(s) Guaranteed:
By

_____

_____

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

**Exhibit 4.2**

NUMBER                                                                                                      SHARES

A-

SEE REVERSE FOR
CERTAIN DEFINITIONS

CUSIP 67021W 202

### NUBURU, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
SERIES A PREFERRED STOCK

This certifies that _____ is the owner of _____

FULLY PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF $0.0001
EACH OF THE SERIES A PREFERRED STOCK OF
**NUBURU, INC.**
(THE "CORPORATION")

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this
certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile signatures of its duly authorized officers.

Dated:_____

| Chief Executive Officer | Chief Financial Officer | Transfer Agent |
|---|---|---|
| | | |

# NUBURU, INC.

Upon written request of the recordholder of this certificate to the Corporation at its principal place of business or registered office, the Corporation will furnish without charge to each recordholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations, or restrictions of such preferences and/or rights. This certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the certificate of incorporation, certificate of designation and bylaws of the Corporation and all amendments thereto and resolutions of the Board of Directors providing for the issuance of securities (copies of which may be obtained from the secretary of the Corporation), to all of which the holder of this certificate by acceptance hereof assents.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

| | | | | | |
|---|---|---|---|---|---|
| TEN COM | __ | | | | |
| | as tenants in common | UNIF GIFT MIN ACT— | _____ | Custodian | _____ |
| TEN ENT | __ | | | | |
| | as tenants by the entireties | | (Cust) | | (Minor) |
| JT TEN | __ | | | | |
| | as joint tenants with right of survivorship and not as tenants in common | | under Uniform Gifts to Minors Act | | |
| | | | (State) | | |

Additional abbreviations may also be used though not in the above list.

*For value received, _____hereby sells, assigns and transfers unto*

_____

(PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER(S) OF ASSIGNEE(S))

_____

(PLEASE PRINT OR TYPEWRITE NAME(S) AND ADDRESS(ES), INCLUDING ZIP CODE, OF ASSIGNEE(S))

_____

Shares of the capital stock represented by the within Certificate, and does hereby irrevocably constitute and appoint

_____

Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated:

_____

Shareholder

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

Signature(s) Guaranteed:
By

_____

_____

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

**Exhibit 10.14**

**EXECUTION VERSION**

**THIRD AMENDMENT TO AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT**

This Third Amendment (this "**Amendment**"), dated as of January 31, 2023, by and among Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. (the "**Company**"), and the other signatories hereto (together with the Company, the "**Parties**"), is to that certain Amended and Restated Registration Rights and Lock-Up Agreement, dated as of August 5, 2022 (as amended by the Amendment to Amended and Restated Registration Rights and Lock-Up Agreement dated November 22, 2022 and the Second Amendment to Amended and Restated Registration Rights and Lock-Up Agreement dated January 31, 2023, the "**Registration Rights Agreement**"), by and among the Company and the Holders (as defined therein). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

**RECITALS**

**WHEREAS**, Section 8.12 of the Registration Rights Agreement provides that the Registration Rights Agreement may be amended following the Effective Time only by an agreement in writing signed by the Company and the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Holders (provided the Holders or their Permitted Transferees hold Registrable Securities at the time of such amendment) (the "**Requisite Threshold**");

**WHEREAS**, the undersigned constitute the Requisite Threshold; and

**WHEREAS**, each of the Parties desires to amend, and does hereby amend, the Registration Rights Agreement to add Cohen & Company Capital Markets ("**CCM**"), a division of J.V.B. Financial Group, LLC, as a Party to the Registration Rights Agreement, and to make such other amendments as are set forth in this Amendment to be effective as of immediately following the Effective Time.

**NOW**, **THEREFORE**, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.  Timing of Effectiveness of Amendment. This Amendment is subject to and conditioned upon the occurrence of the Effective Time and the transfer by the Original Holder or its affiliates to CCM at or immediately following the Effective Time of 50,000 shares of common stock, par value $0.0001 per share, of the Company, and shall be effective only as of immediately following the Effective Time and such transfer.

2.  Amendments to the Registration Rights Agreement.

(a) The defined term "Lock-up Period" in Section 1.1 of the Registration Rights Agreement is hereby amended by adding a new subsection as follows:

*"(d) For the CCM Holder, the period beginning on the Closing Date and ending on the earlier of:*

*(i) September 30, 2023, or*

*(ii) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property."*

(b) The defined term "New Holders" in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

*""**New Holders**" shall mean (i) the Anzu Holders, (ii) the Founder Holders, (iii) the Nuburu Holders, (iv) with respect to the definition of "Registrable Security", "Registrable Securities" and Section 2.1,*

*Section 2.3.1 through 2.3.4, Section 3.2, Section 3.3, Article IV, Article VI and Article VIII only, the Convertible Note Holders and the Warrantholders, and (v) with respect to the definition of "Registrable Security", "Registrable Securities" and Section 2.1, Section 2.3.1 through 2.3.4, Section 3.2 through Section 3.6, Article IV, Article V, Article VI and Article VIII only, the Periscope Holder and the CCM Holder."*

(c) Section 1.1 of the Registration Rights Agreement is hereby amended by adding the following definition:

*"**CCM Holder**" shall mean Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC.*

(d) The defined term "Restricted Securities" in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

*""**Restricted Securities**" shall mean with respect to a Holder and its respective Permitted Transferees:*

*(A) any Common Stock to be issued to such Holder at the Effective Time as merger consideration pursuant to the Business Combination Agreement (including any Common Stock to be issued to such Holder as a result of any exercise of any Nuburu options prior to the Effective Time);*

*(B) any Common Stock to be issued to such Holder pursuant to the settlement or exercise of any Exchanged Option or Exchanged RSU held by such Holder at or immediately following the Effective Time;*

*(C) any Common Stock to be issued to such Holder pursuant to any SPAC Warrant held by such Holder at or immediately following the Effective Time;*

*(D) any Common Stock to be issued to such Holder as a result of any conversion of any New SPAC Series A Preferred that was acquired by such Holder pursuant to the Company's exercise of the Option (as such term is defined in the Sale Option Agreement); and*

*(E) any Common Stock transferred by the Original Holder or its affiliates to the Periscope Holder or the CCM Holder at or immediately following the Effective Time.*

*Notwithstanding the foregoing, any Common Stock to be issued pursuant to a Convertible Note or issued pursuant to the exercise or deemed exercise of any Company Warrant shall not be "Restricted Securities."*

(a) Section 5.1.2 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

5.1.2 Notwithstanding the foregoing subsection 5.1.1, (i) a Holder may Transfer any shares of Converted Common Stock beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the Transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) an Anzu Holder may at any time Transfer any shares of Common Stock received by such Holder at the Effective Time as Aggregate Common Stock Merger Consideration that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the Transfer occurs (A) exceeds the 10-day VWAP per share of Common Stock, and (B) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), provided that no such Transfer shall be permitted until the day that is five (5) Business Days following the Closing Date (each such Transfer by an Anzu Holder pursuant to the foregoing (ii), a "Permitted Transfer"), and (iii) a CCM Holder may at any time Transfer any shares of Common Stock that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the Transfer occurs (x) equals or exceeds the VWAP per share of Common Stock for the previous Trading Day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such Transfer(s) by the CCM Holder may not exceed more than 20% of the traded volume on the date of Transfer.

3. <u>References to the Registration Rights Agreement</u>. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Registration Rights Agreement to "this Agreement," "hereof," "hereunder," "herein," or words of like import referring to the Registration Rights Agreement shall refer to

the Registration Rights Agreement as amended by this Amendment. Except as specifically set forth above, the Registration Rights Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become effective as of immediately following the Effective Time, and (b) this Amendment shall be incorporated in, and become a part of, the Registration Rights Agreement as set forth herein for all purposes of the Registration Rights Agreement.

4. <u>Other Miscellaneous Provisions</u>. Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.12, 8.13 and 8.15 of the Registration Rights Agreement shall apply to this Amendment as if set forth herein, *mutatis mutandis*.

[Signatures Follow]

**IN WITNESS WHEREOF,** the undersigned have caused this Amendment to be duly executed as of the date first written above.


**COMPANY:**

NUBURU, INC.

By:     /s/ Mark Zediker
Name: Mark Zediker
Title:  CEO

**ORIGINAL HOLDER**:

TAILWIND SPONSOR LLC

By:     /s/ Philip Krim
Name: Philip Krim
Title:  Manager


[Signature Page to Third Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

**FOUNDER HOLDERS:**

/s/ Mark Zediker
_____
MARK ZEDIKER

/s/ Jean-Michel Pelaprat
_____
JEAN-MICHEL PELAPRAT

/s/ Guy Gilliland
_____
GUY GILLILAND

/s/ Mark Mills
_____
MARK MILLS

**NUBURU HOLDERS:**

BLUE LASER LLC

By:       /s/ Curtis Maas
Print Name: Curtis Maas
Title:       Manager

GRAPHA-HOLDINGS AG

By:       /s/ Stephan Wintsch
Print Name: Stephan Wintsch
Title:       CEO

THE THOMAS J. WILSON REVOCABLE TRUST U/A/D MARCH 13, 2015

By:       /s/ Thomas Wilson
Print Name: Thomas Wilson
Title:       Trustee

WILSON-GARLING 2020 FAMILY TRUST UAD 9/20/20

By:       /s/ Jill Garling
Print Name: Jill Garling
Title:       Trustee

W-G INVESTMENTS LLC

By:       /s/ Thomas Wilson
Print Name: Thomas Wilson
Title:       Manager

BRIAN FAIRCLOTH

/s/ Brian Faircloth

BRIAN KNALEY

/s/ Brian Knaley

RON NICOL

/s/ Ron Nicol

[Signature Page to Third Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

**ANZU HOLDERS:**

ANZU PARTNERS LLC

By:      /s/ David Seldin
Print Name: David Seldin
Title:      Manager

ANZU NUBURU LLC

By:      /s/ David Seldin
Print Name: David Seldin
Title:      Manager

ANZU NUBURU II LLC

By:      /s/ David Seldin
Print Name: David Seldin
Title:      Manager

ANZU NUBURU III LLC

By:      /s/ David Seldin
Print Name: David Seldin
Title:      Manager

ANZU NUBURU V LLC

By:      /s/ David Seldin
Print Name: David Seldin
Title:      Manager

WHITNEY HARING-SMITH

/s/ Whitney Haring-Smith

DAVID MICHAEL

/s/ David Michael

DAVID SELDIN

/s/ David Seldin

[Signature Page to Third Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

**PERISCOPE HOLDER:**

NAUTILUS MASTER FUND, L.P., by its
investment advisor Periscope Capital INC.

By:       /s/ Lisa Shostack
Print Name: Lisa Shostack
Title:      General Counsel

**CCM HOLDER:**

COHEN & COMPANY CAPITAL MARKETS
By: J.V.B. Financial Group, LLC

By: /s/ Stephan Burklin
Print Name: Stephan Burklin
Title: Chief Operating Officer
      J.V.B. Financial Group, LLC

[THIS PAGE INTENTIONALLY LEFT BLANK]

**Exhibit 10.20**

## NUBURU, INC.

## 2022 EQUITY INCENTIVE PLAN

1. **Purposes of the Plan**. The purposes of this Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,

- to provide additional incentive to Employees, Directors and Consultants, and

- to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2. **Definitions**. As used herein, the following definitions will apply:

2.1 "**Administrator**" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2 "**Applicable Laws**" means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3 "**Award**" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4 "**Award Agreement**" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5 "**Board**" means the Board of Directors of the Company.

2.6 "**Change in Control**" means the occurrence of any of the following events:

(a) **Change in Ownership of the Company**. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("**Person**"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) **Change in Effective Control of the Company**. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which

occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) **Change in Ownership of a Substantial Portion of the Company's Assets**. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (i) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company's incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

2.7 "**Code**" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8 "**Committee**" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.9 "**Common Stock**" means the common stock of the Company.

2.10 "**Company**" means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.11 "**Consultant**" means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.12 "**Director**" means a member of the Board.

2.13 "**Disability**" means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.14 "**Effective Date**" means the date of the consummation of the merger by and among the Company, Nuburu, Inc. ("**Nuburu**"), and certain other parties, pursuant to that certain Business Combination Agreement dated August 5, 2022 (such merger, the "**Merger**").

2.15 "**Employee**" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

2.16 "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.17 "**Exchange Program**" means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.18 "**Fair Market Value**" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.19 "**Fiscal Quarter**" means a fiscal quarter within a Fiscal Year.

2.20 "**Fiscal Year**" means the fiscal year of the Company.

2.21 "**Incentive Stock Option**" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.22 "**Inside Director**" means a Director who is an Employee.

2.23 "**Nonstatutory Stock Option**" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.24 "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.25 "**Option**" means a stock option granted pursuant to the Plan.

2.26 "**Outside Director**" means a Director who is not an Employee.

2.27 "**Parent**" means a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e).

2.28 "**Participant**" means the holder of an outstanding Award.

2.29 "**Performance Awards**" means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.30 "**Performance Period**" means Performance Period as defined in Section 10.1.

2.31 "**Period of Restriction**" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.32 "**Plan**" means this Nuburu, Inc. 2022 Equity Incentive Plan, as may be amended from time to time.

2.33 "**Restricted Stock**" means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.34 "**Restricted Stock Unit**" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.35 "**Rule 16b-3**" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.36 "**Section 16b**" means Section 16(b) of the Exchange Act.

2.37 "**Section 409A**" means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.38 "**Securities Act**" means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.39 "**Service Provider**" means an Employee, Director or Consultant.

2.40 "**Share**" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.41 "**Stock Appreciation Right**" means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.42 "**Subsidiary**" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

2.43 "**Trading Day**" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.44 "**U.S. Treasury Regulations**" means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. **Stock Subject to the Plan**.

3.1 **Stock Subject to the Plan**. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) 4,153,801 Shares, plus (b) any shares of the Company's common stock subject to stock options or other awards that are assumed in the Merger ("**Assumed Awards**") and that, on or after the Effective Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to 3,758,243 Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2 **Automatic Share Reserve Increase**. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) 7,269,151 Shares, (b) a number of Shares equal to five percent (5%) of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding second Fiscal Quarter, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding second Fiscal Quarter.

3.3 **Lapsed Awards**. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, or Performance Awards is forfeited to or repurchased by the Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares otherwise issuable under an Award that are used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4 **Share Reserve**. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. **Administration of the Plan**.

    4.1 **Procedure**.

        4.1.1 **Multiple Administrative Bodies**. Different Committees with respect to different groups of Service Providers may administer the Plan.

        4.1.2 **Rule 16b-3**. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

        4.1.3 **Other Administration**. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

    4.2 **Powers of the Administrator**. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

        (a) to determine the Fair Market Value;

        (b) to select the Service Providers to whom Awards may be granted hereunder;

        (c) to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

        (d) to approve forms of Award Agreements for use under the Plan;

        (e) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

        (f) to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

        (g) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

        (h) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

        (i) to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

        (j) to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

        (k) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

        (l) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

        (m) to make all other determinations deemed necessary or advisable for administering the Plan.

4.3 **Effect of Administrator's Decision**. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5. **Eligibility**. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. **Stock Options**.

6.1 **Grant of Options**. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2 **Option Agreement**. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3 **Limitations**. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4 **Term of Option**. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5 **Option Exercise Price and Consideration**.

6.5.1 **Exercise Price**. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2 **Waiting Period and Exercise Dates**. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3 **Form of Consideration**. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (d) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (e) by net exercise; (f) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (g) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6 **Exercise of Option**.

6.6.1 **Procedure for Exercise; Rights as a Stockholder**. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan (except as provided otherwise under Section 3.3 of the Plan) and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2 **Termination of Relationship as a Service Provider**. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant's death or Disability, the Participant may exercise his or her Option within three (3) months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3 **Disability of Participant**. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the

Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4 **Death of Participant**. If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant's death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution (each, a "**Legal Representative**"). If the Option is exercised pursuant to this Section 6.6.4, Participant's designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5 **Tolling Expiration**. A Participant's Award Agreement may also provide that:

(a) if the exercise of the Option following the cessation of Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16b; or

(b) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of thirty (30) days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. **Stock Appreciation Rights**.

7.1 **Grant of Stock Appreciation Rights**. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2 **Number of Shares**. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3 **Exercise Price and Other Terms**. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4 **Stock Appreciation Right Agreement**. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5 **Expiration of Stock Appreciation Rights**. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6 **Payment of Stock Appreciation Right Amount**. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

**8. Restricted Stock**.

8.1 **Grant of Restricted Stock**. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2 **Restricted Stock Agreement**. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3 **Transferability**. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4 **Other Restrictions**. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5 **Removal of Restrictions**. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6 **Voting Rights**. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7 **Dividends and Other Distributions**. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8 **Return of Restricted Stock to Company**. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. **Restricted Stock Units**.

      9.1 **Grant**. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

      9.2 **Vesting Criteria and Other Terms**. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

      9.3 **Earning Restricted Stock Units**. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

      9.4 **Form and Timing of Payment**. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

      9.5 **Cancellation**. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

      10. **Performance Awards**.

      10.1 **Award Agreement**. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured ("Performance Period"), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

      10.2 **Objectives or Vesting Provisions and Other Terms.** The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

      10.3 **Earning Performance Awards**. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

      10.4 **Form and Timing of Payment**. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

      10.5 **Cancellation of Performance Awards**. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

      11. **Outside Director Award Limitations**. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other

compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $750,000, provided that such amount is increased to $1,000,000 in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the closing of the Merger, will be excluded for purposes of this Section 11.

12. **Compliance With Section 409A**. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13. **Leaves of Absence/Transfer Between Locations**. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. **Limited Transferability of Awards**. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. **Adjustments; Dissolution or Liquidation; Merger or Change in Control**.

15.1 **Adjustments**. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2 **Dissolution or Liquidation**. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3 **Merger or Change in Control**. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), or (ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3 and Section 15.4 below, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4 **Outside Director Awards**. With respect to Awards granted to an Outside Director while such individual was an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Parent or Subsidiaries, as applicable.

16. **Tax Withholding**.

16.1 **Withholding Requirements**. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant's FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2 **Withholding Arrangements**. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17. **No Effect on Employment or Service**. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18. **Date of Grant**. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19. **Term of Plan**. Subject to Section 23 of the Plan, the Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) approval by the Company's stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the ten (10) year anniversary of the earlier of the Board or stockholder approval of the Plan.

20. **Amendment and Termination of the Plan**.

20.1 **Amendment and Termination**. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2 **Stockholder Approval**. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3 **Effect of Amendment or Termination**. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21. **Conditions Upon Issuance of Shares**.

21.1 **Legal Compliance**. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2 **Investment Representations**. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22. **Inability to Obtain Authority**. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration,

qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

23. **Stockholder Approval**. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. **Forfeiture Events**. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant's status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant's status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the "**Clawback Policy**"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

\* \* \*

**Exhibit 10.21**

**NUBURU, INC.**

**2022 EMPLOYEE STOCK PURCHASE PLAN**

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an "employee stock purchase plan" under Code Section 423 (the "**423 Component**") and a component that is not intended to qualify as an "employee stock purchase plan" under Code Section 423 (the "**Non-423 Component**"). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an "employee stock purchase plan" under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2. **Definitions**.

2.1 "**Administrator**" means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2 "**Applicable Laws**" means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3 "**Board**" means the Board of Directors of the Company.

2.4 "**Change in Control**" means the occurrence of any of the following events:

(a) **Change in Ownership of the Company**. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("**Person**"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) **Change in Effective Control of the Company**. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) **Change in Ownership of a Substantial Portion of the Company's Assets**. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (i) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company's incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

2.5 "**Code**" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6 "**Committee**" means a committee of the Board appointed in accordance with Section 4 hereof.

2.7 "**Common Stock**" means the common stock of the Company.

2.8 "**Company**" means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.9 "**Compensation**" means an Eligible Employee's base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

2.10 "**Contributions**" means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.11 "**Designated Company**" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.12 "**Director**" means a member of the Board.

2.13 "**Effective Date**" means the date of the consummation of the merger by and among the Company, Nuburu, Inc. ("**Nuburu**"), and certain other parties, pursuant to that certain Business Combination Agreement dated August 5, 2022 (such merger, the "**Merger**").

2.14 "**Eligible Employee**" means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant's participation in the Plan. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.15 "**Employer**" means the employer of the applicable Eligible Employee(s).

2.16 "**Enrollment Date**" means the first Trading Day of each Offering Period.

2.17 "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18 "**Exercise Date**" means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.19 "**Fair Market Value**" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator's discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.20 "**Fiscal Quarter**" means a fiscal quarter within a Fiscal Year.

2.21 "**Fiscal Year**" means the fiscal year of the Company.

2.22 "**New Exercise Date**" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.23 "**Offering**" means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.24 "**Offering Period**" means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.25 "**Parent**" means a "**parent corporation,**" whether now or hereafter existing, as defined in Code Section 424(e).

2.26 "**Participant**" means an Eligible Employee that participates in the Plan.

2.27 "**Plan**" means this Nuburu, Inc. 2022 Employee Stock Purchase Plan.

2.28 "**Purchase Period**" means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan. Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.29 "**Purchase Price**" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2.30 "**Section 409A**" means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.31 "**Subsidiary**" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

2.32 "**Trading Day**" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.33 "**U.S. Treasury Regulations**" means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. **Stock**.

3.1 **Stock Subject to the Plan**. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 415,380 shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2 **Automatic Share Reserve Increase**. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) 1,453,830 shares of Common Stock, (b) a number of shares of Common Stock equal to one percent (1%) of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding second Fiscal Quarter, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding second Fiscal Quarter.

4. **Administration**. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a) construe, interpret and apply the terms of the Plan,

(b) delegate ministerial duties to any of the Company's employees,

(c) designate separate Offerings under the Plan,

(d) designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e) determine eligibility,

(f) adjudicate all disputed claims filed under the Plan, and

(g) establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the subscription agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of

Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5. **Eligibility**.

5.1 **Offering Periods**. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2 **Non-U.S. Employees**. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3 **Limitations**. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6. **Offering Periods**. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than twenty-seven (27) months.

7. **Participation**. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by submitting to the Company's Finance department (or its designee), a properly completed subscription agreement authorizing Contributions (a) in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as **Exhibit A**), or (b) pursuant to an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8. **Contributions**.

8.1 **Contribution Amounts**. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).

8.2 **Contribution Methods**. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant's participation is terminated as provided in Section 13 hereof).

(a) In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant's participation is terminated as provided in Section 13 hereof).

(b) All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3 **Participant Changes to Contributions**. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one (1) time, provided that such decrease is to a Contribution rate of zero percent (0%). In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between zero percent (0%) and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a) A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by properly completing and submitting to the Company's Finance department (or its designee), a new subscription agreement authorizing the change in Contribution rate (i) in the form provided by the Administrator for such purpose, or (ii) pursuant to an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant's participation is terminated as provided in Sections 12 or 13).

(b) The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c) Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4 **Other Contribution Changes**. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant's Contributions may be decreased to zero percent (0%) by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant's participation has terminated as provided in Sections 12 or 13.

8.5 **Cash Contributions**. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6 **Tax Withholdings**. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's or Employer's federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7 **Use of Funds**. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9. **Grant of Option**. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price.

9.1 **Certain Option Limits**. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than 1,000 shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2 **Option Receipt**. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3 **Option Term**. Exercise of the option will occur as provided in Section 10, unless the Participant's participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10. **Exercise of Option**.

10.1 **Automatic Exercise**. Unless a Participant's participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant's account, which are not sufficient to purchase a full share will be retained in the Participant's account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant's participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant's account after the Exercise Date will be returned to the Participant. During a Participant's lifetime, a Participant's option to purchase shares of Common Stock hereunder is exercisable only by him or her.

10.2 **Pro Rata Allocations**. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date (and, for purposes of clarity, notwithstanding any automatic increase in shares of Common Stock that become available for issuance pursuant to Section 3.2 of the Plan).

11. **Delivery**. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12. **Withdrawal**.

12.1 **Withdrawal Procedures**. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company's Finance department (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as **Exhibit B**), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The

Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant's Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2 **No Effect on Future Participation**. A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13. **Termination of Employment**. Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant's option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

14. **Section 409A**. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15. **Rights as Stockholder**. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16. **Transferability**. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the

Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17. **Adjustments, Dissolution, Liquidation, Merger or Change in Control**.

17.1 **Adjustments**. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

17.2 **Dissolution or Liquidation**. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant's participation has terminated as provided in Section 13 hereof).

17.3 **Merger or Change in Control**. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant's participation has terminated as provided in Section 13 hereof).

18. **Amendment or Termination**.

18.1 **Amendment, Suspension, Termination**. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2 **Certain Administrator Changes**. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit

Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3 **Changes Due to Accounting Consequences**. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b) altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c) shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e) reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19. **Conditions Upon Issuance of Shares**.

19.1 **Legal Compliance**. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2 **Investment Representations**. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

20. **Term of Plan**. The Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company's stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 18.

21. **Stockholder Approval**. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22. **Interest**. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23. **No Effect on Employment**. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant's employment with the Company or its

Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

24. **Reports**. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25. **Notices**. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26. **Legal Construction**.

26.1 **Severability**. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2 **Governing Law**. The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware, but without regard to its conflict of law provisions.

26.3 **Headings**. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27. **Compliance with Applicable Laws**. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28. **Automatic Transfer to Low Price Offering Period**. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one (1) Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

*     *     *

## EXHIBIT A

## NUBURU, INC.

## 2022 EMPLOYEE STOCK PURCHASE PLAN

## SUBSCRIPTION AGREEMENT

\_\_\_\_\_ Original Application                                          Offering Date: _____

\_\_\_\_\_ Change in Payroll Deduction Rate

1. _____ hereby elects to participate in the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the "**Plan**") and subscribes to purchase shares of the Company's Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2. I hereby authorize and consent to payroll deductions from each paycheck in the amount of \_\_\_\_% of my Compensation on each payday (from 0% to [15%]) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first, one election to decrease the rate of my payroll deductions may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and any subsequent election to decrease the rate of my payroll deductions during the same Offering Period, and any election to increase the rate of my payroll deductions during any Offering Period, will not be applied to the ongoing Offering Period.]

3. I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of _____ (Eligible Employee or Eligible Employee and spouse only).

6. If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. **I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock**. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2) year and one (1) year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7. For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares ("**Tax-Related Items**"), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8. By electing to participate in the Plan, I acknowledge, understand and agree that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b) all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c) the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d) I am voluntarily participating in the Plan;

(e) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g) the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h) the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i) no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j) in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (*e.g.*, active employment would not include a period of "**garden leave**" or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

*9. I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor ("**Data**"), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient's country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company's designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my* *consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.*

*If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.*

*I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.*

10. If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

11. The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12. Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee's Social
Security Number
(for U.S.-based employees):    _____

Employee's Address:    _____

_____

_____

_____

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:_____          _____

                                                                           Signature of Employee

**NUBURU, INC.**

**2022 EMPLOYEE STOCK PURCHASE PLAN**

**NOTICE OF WITHDRAWAL**

The undersigned Participant in the Offering Period of the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the "**Plan**") that began on _____, _____ (the "**Offering Date**") hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

_____

_____

_____

Signature:

_____

Date:_____

[THIS PAGE INTENTIONALLY LEFT BLANK]

**Exhibit 10.22**

**NUBURU, INC.**

**EXECUTIVE INCENTIVE COMPENSATION PLAN**

1. **Purposes of the Plan**. The Plan is intended to increase stockholder value and the success of the Company by motivating Employees to (a) perform to the best of their abilities and (b) achieve the Company's objectives.

2. **Definitions**.

2.1 "**Actual Award**" means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period, subject to the authority of the Administrator (as defined in Section 3) under Section 4.4.

2.2 "**Affiliate**" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) that, from time to time and at the time of any determination, directly or indirectly, is in control of or is controlled by the Company.

2.3 "**Board**" means the Board of Directors of the Company.

2.4 "**Bonus Pool**" means the pool of funds available for distribution to Participants. Subject to the terms of the Plan, the Administrator establishes the Bonus Pool for each Performance Period.

2.5 "**Code**" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or formal guidance of general or direct applicability promulgated under such section or regulation, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6 "**Committee**" means a committee appointed by the Board (pursuant to Section 3) to administer the Plan.

2.7 "**Company**" means Nuburu, Inc., a Delaware corporation, or any successor thereto.

2.8 "**Company Group**" means the Company and any Parents, Subsidiaries, and Affiliates.

2.9 "**Disability**" means a permanent and total disability determined in accordance with uniform and nondiscriminatory standards adopted by the Administrator from time to time.

2.10 "**Employee**" means any executive, officer, or other employee of the Company Group, whether such individual is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.11 "**Fiscal Year**" means the fiscal year of the Company.

2.12 "**Parent**" means a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e), in relation to the Company.

2.13 "**Participant**" means as to any Performance Period, an Employee who has been selected by the Administrator for participation in the Plan for that Performance Period.

2.14 "**Performance Period**" means such period of time for the measurement of any performance criteria that must be met to receive an Actual Award, as determined by the Administrator. A Performance Period may be divided into one or more shorter periods if, for example, but not by way of limitation, the Administrator desires to measure some performance criteria over twelve (12) months and other criteria over three (3) months.

2.15 "**Plan**" means this Executive Incentive Compensation Plan (including any appendix attached hereto), as may be amended from time to time.

2.16 "**Section 409A**" means Section 409A of the Code and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.17 "**Subsidiary**" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f), in relation to the Company.

2.18 "**Target Award**" means the target award, at one hundred percent (100%) of target level performance achievement, payable under the Plan to a Participant for a Performance Period, as determined by the Administrator in accordance with Section 4.2.

2.19 "**Tax Withholdings**" means tax, social insurance and social security liability or premium obligations in connection with the awards under the Plan, including without limitation: (a) all federal, state, and local income, employment and any other taxes (including the Participant's U.S. Federal Insurance Contributions Act (FICA) obligation) that are required to be withheld by the Company Group, (b) the Participant's and, to the extent required by the Company Group, the fringe benefit tax liability of the Company Group associated with an award under the Plan, and (c) any other taxes or social insurance or social security liabilities or premium the responsibility for which the Participant has, or has agreed to bear, with respect to such award under the Plan.

2.20 "**Termination of Employment**" means a cessation of the employee-employer relationship between an Employee and the Company Group, including without limitation a termination by resignation, discharge, death, Disability, retirement, or the disaffiliation of a Parent, Subsidiary or Affiliate. For purposes of the Plan, transfer of employment of a Participant between any members of the Company Group (for example, between the Company and a Subsidiary) will not be deemed a Termination of Employment.

2.21 "**U.S. Treasury Regulations**" means the Treasury Regulations of the Code. Reference to a specific section of the Code will include the Treasury Regulation section or sections applicable to such section of the Code, any valid regulation promulgated under such section of the Code, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such Treasury Regulation section or section of the Code.

3. **Administration of the Plan**.

3.1 **Administrator**. The Plan will be administered by the Board or a Committee (the "**Administrator**"). To the extent necessary or desirable to satisfy applicable laws, the Committee acting as the Administrator will consist of not less than two (2) members of the Board. The members of any Committee will be appointed from time to time by, and serve at the pleasure of, the Board. The Board may retain the authority to administer the Plan concurrently with a Committee and may revoke the delegation of some or all authority previously delegated. Different Administrators may administer the Plan with respect to different groups of Employees. Unless and until the Board otherwise determines, the Board's Compensation Committee will administer the Plan.

3.2 **Administrator Authority**. It will be the duty of the Administrator to administer the Plan in accordance with the Plan's provisions. The Administrator will have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to

(a) determine which Employees will be granted awards, (b) prescribe the terms and conditions of awards, (c) interpret the Plan and the awards, (d) adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are non-U.S. nationals or employed outside of the U.S. or to qualify awards for special tax treatment under the laws of jurisdictions other than the U.S., (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules. Any determinations and decisions made or to be made by the Administrator pursuant to the provisions of the Plan, unless specified otherwise by the Administrator, will be in the Administrator's sole discretion.

3.3 **Decisions Binding**. All determinations and decisions made by the Administrator and/or any delegate of the Administrator pursuant to the provisions of the Plan will be final, conclusive, and binding on all persons, and will be given the maximum deference permitted by law.

3.4 **Delegation by Administrator**. The Administrator, on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company. Such delegation may be revoked at any time.

3.5 **Indemnification**. Each person who is or will have been a member of the Administrator will be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she will give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

4. **Selection of Participants and Determination of Awards**.

4.1 **Selection of Participants**. The Administrator will select the Employees who will be Participants for any Performance Period. Participation in the Plan will be on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period or Performance Periods. No Employee will have the right to be selected to receive an award under this Plan or, if so selected, to be selected to receive a future award.

4.2 **Determination of Target Awards**. The Administrator may establish a Target Award for each Participant (which may be expressed as a percentage of a Participant's average annual base salary for the Performance Period or a fixed dollar amount or such other amount or based on such other formula or factors as the Administrator determines).

4.3 **Bonus Pool**. Each Performance Period, the Administrator may establish a Bonus Pool, which pool may be established before, during or after the applicable Performance Period. Actual Awards will be paid from the Bonus Pool (if a Bonus Pool has been established).

4.4 **Discretion to Modify Awards**. Notwithstanding any contrary provision of the Plan, the Administrator, at any time prior to payment of an Actual Award, may: (a) increase, reduce or eliminate a Participant's Actual Award, and/or (b) increase, reduce or eliminate the amount allocated to the Bonus Pool. The Actual Award may be below, at or above the Target Award, as determined by the Administrator. The

Administrator may determine the amount of any increase, reduction, or elimination based on such factors as it deems relevant, and will not be required to establish any allocation or weighting with respect to the factors it considers.

4.5 **Discretion to Determine Criteria**. Notwithstanding any contrary provision of the Plan, the Administrator will determine the performance goals, if any, applicable to any Target Award (or portion thereof) which may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the Administrator, the performance goals may be based on U.S. generally accepted accounting principles ("**GAAP**") or non-GAAP results and any actual results may be adjusted by the Administrator for one-time items or unbudgeted or unexpected items and/or payments of Actual Awards under the Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the Administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment or Company-wide basis. Any criteria used may be measured on such basis as the Administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against the performance of the Company as a whole or a segment of the Company and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from Participant to Participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the Target Award, except as provided in Section 4.4. The Administrator also may determine that a Target Award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the Administrator.

5. **Payment of Awards**.

5.1 **Right to Receive Payment**. Each Actual Award will be paid solely from the general assets of the Company Group. Nothing in this Plan will be construed to create a trust or to establish or evidence any Participant's claim of any right other than as an unsecured general creditor with respect to any payment to which the Participant may be entitled.

5.1 **Timing of Payment**. Payment of each Actual Award will be made as soon as practicable after the end of the Performance Period to which the Actual Award relates and after the Actual Award is approved by the Administrator, but in no event after the later of (a) the fifteenth (15th) day of the third (3rd) month of the Company's taxable year immediately following the Company's taxable year in which the Participant's Actual Award first becomes no longer subject to a substantial risk of forfeiture, and (b) March 15 of the calendar year immediately following the calendar year in which the Participant's Actual Award first becomes no longer subject to a substantial risk of forfeiture. Unless otherwise determined by the Administrator, to earn an Actual Award a Participant must be employed by the Company Group on the date the Actual Award is paid, and in all cases subject to the Administrator's discretion pursuant to Section 4.4.

5.2 **Form of Payment**. Each Actual Award generally will be paid in cash (or its equivalent) in a single lump sum. The Administrator reserves the right to settle an Actual Award with a grant of an equity award with such terms and conditions, including any vesting requirements, as determined by the Administrator.

5.3 **Payment in the Event of Death or Disability**. If a Termination of Employment occurs due to a Participant's death or Disability prior to payment of an Actual Award that the Administrator has determined will be paid for a prior Performance Period, then the Actual Award will be paid to the Participant or the Participant's estate, as the case may be, subject to the Administrator's discretion pursuant to Section 4.4.

6. **General Provisions**.

6.1 **Tax Matters**.

6.1.1 **Section 409A**. It is the intent that this Plan be exempt from or comply with the requirements of Section 409A so that none of the payments to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms will be interpreted to be so exempt or so comply. Each payment under this Plan is intended to constitute a separate payment for purposes of U.S. Treasury Regulations Section 1.409A-2(b)(2). In no event will the Company Group have any liability, obligation, or responsibility to reimburse, indemnify or hold harmless any Participant or other Employee for any taxes, penalties or interest imposed, or other costs incurred, as a result of Section 409A.

6.1.2 **Tax Withholdings**. The Company Group will have the right and authority to deduct from any Actual Award all applicable Tax Withholdings. Prior to the payment of an Actual Award or such earlier time as any Tax Withholdings are due, the Company Group is permitted to deduct or withhold, or require a Participant to remit to the Company Group, an amount sufficient to satisfy any Tax Withholdings with respect to such Actual Award.

6.2 **No Effect on Employment or Service**. Neither the Plan nor any award under the Plan will confer upon a Participant any right regarding continuing the Participant's relationship as an Employee or other service provider to the Company Group, nor will they interfere with or limit in any way the right of the Company Group or the Participant to terminate such relationship at any time, free from any liability or claim under the Plan.

6.3 **Forfeiture Events**.

6.3.1 **Clawback Policy; Applicable Laws**. All awards under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition in accordance with any clawback policy of the Company Group as may be established and/or amended from time to time to comply with applicable laws, including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. In addition, the Administrator may impose such other clawback, reduction, recovery, forfeiture, recoupment, reimbursement or reacquisition provisions with respect to an award under the Plan as the Administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award, or upon specified events which may include (without limitation) termination of a Participant's status as an employee or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment or other service, that would constitute cause for termination of such Participant's status as an employee or other service provider. Unless this Section 6.3.1 is specifically mentioned and waived in a written agreement between a Participant and a member of the Company Group or other document, no recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of the Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with a member of the Company Group.

6.3.2 **Additional Forfeiture Terms**. The Administrator may specify when providing for an award under the Plan that the Participant's rights, payments, and benefits with respect to the award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. Such events may include, without limitation, termination of the Participant's status as an Employee for "cause" or any act by a Participant, whether before or after the Participant's status as an Employee terminates, that would constitute "cause."

6.3.3 **Accounting Restatements**. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, will reimburse the Company Group the amount of any payment with respect to an award earned or accrued during the twelve (12) month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

6.4 **Successors**. All obligations of the Company under the Plan, with respect to awards under the Plan, will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

6.5 **Nontransferability of Awards**. No award under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and except as provided in Section 5.3. All rights with respect to an award granted to a Participant will be available during his or her lifetime only to the Participant.

7. **Amendment, Termination, and Duration**.

7.1 **Amendment, Suspension, or Termination**. The Administrator may modify, amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. The modification, amendment, suspension or termination of the Plan will not, without the consent of the Participant, materially alter or materially impair any rights or obligations under any Actual Award earned by such Participant. No award may be granted during any period of suspension or after termination of the Plan.

7.2 **Duration of Plan**. The Plan will commence on the date first adopted by the Board or the Compensation Committee of the Board, and subject to Section 7.1 (regarding the Administrator's right to amend or terminate the Plan), will remain in effect thereafter until terminated.

8. **Legal Construction**.

8.1 **Gender and Number**. Unless otherwise indicated by the context, any feminine term used herein also will include the masculine and any masculine term used herein also will include the feminine; the plural will include the singular and the singular will include the plural.

8.2 **Severability**. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the invalid, illegal, or unenforceable provision had not been included.

8.3 **Governing Law**. The Plan and all awards will be construed in accordance with and governed by the laws of the State of Colorado, but without regard to its conflict of law provisions.

8.4 **Bonus Plan**. The Plan is intended to be a "bonus program" as defined under U.S. Department of Labor regulations section 2510.3-2(c) and will be construed and administered in accordance with such intention.

8.5 **Headings**. Headings are provided herein for convenience only, and will not serve as a basis for interpretation or construction of the Plan.

9. **Compliance with Applicable Laws**. Awards under the Plan (including without limitation the granting of such awards) will be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

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**Exhibit 10.27**

**NUBURU, INC.**

**INDEMNIFICATION AGREEMENT**

This Indemnification Agreement (this "*Agreement*") is dated as of [*insert date*], and is between Nuburu, Inc., a Delaware corporation (the "*Company*"), and [*insert name of indemnitee*] ("*Indemnitee*").

**RECITALS**

A. Indemnitee's service to the Company substantially benefits the Company.

B. Individuals are reluctant to serve as directors or officers of corporations or in certain other capacities unless they are provided with adequate protection through insurance or indemnification against the risks of claims and actions against them arising out of such service.

C. Indemnitee does not regard the protection currently provided by applicable law, the Company's governing documents and any insurance as adequate under the present circumstances, and Indemnitee may not be willing to serve as a director or officer without additional protection.

D. In order to induce Indemnitee to continue to provide services to the Company, it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee as permitted by applicable law.

E. This Agreement is a supplement to and in furtherance of the indemnification provided in the Company's certificate of incorporation and bylaws, and any resolutions adopted pursuant thereto, and this Agreement shall not be deemed a substitute therefor, nor shall this Agreement be deemed to limit, diminish or abrogate any rights of Indemnitee thereunder.

The parties therefore agree as follows:

1. **Definitions.**

(a) A "*Change in Control*" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(i) *Acquisition of Stock by Third Party.* Any Person (as defined below) becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Company representing fifteen percent (15%) or more of the combined voting power of the Company's then outstanding securities;

(ii) *Change in Board Composition.* During any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Company's board of directors, and any new directors (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in Sections 1(a)(i), 1(a)(iii) or 1(a)(iv)) whose election by the board of directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Company's board of directors;

(iii) *Corporate Transactions.* The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) *Liquidation.* The approval by the stockholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; and

(v) *Other Events.* Any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934, as amended, whether or not the Company is then subject to such reporting requirement.

For purposes of this Section 1(a), the following terms shall have the following meanings:

(1) "**Person**" shall have the meaning as set forth in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended; *provided, however,* that "**Person**" shall exclude (i) the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (iii) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(2) "**Beneficial Owner**" shall have the meaning given to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended; *provided, however,* that "**Beneficial Owner**" shall exclude any Person otherwise becoming a Beneficial Owner by reason of (i) the stockholders of the Company approving a merger of the Company with another entity or (ii) the Company's board of directors approving a sale of securities by the Company to such Person.

(b) "**Corporate Status**" describes the status of a person who is or was a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of the Company or any other Enterprise.

(c) "**DGCL**" means the General Corporation Law of the State of Delaware.

(d) "**Disinterested Director**" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(e) "**Enterprise**" means the Company and any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary.

(f) "**Expenses**" include all reasonable and actually incurred attorneys' fees, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also include (i) Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond or other appeal bond or their equivalent, and (ii) for purposes of Section 12(d), Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(g) "**Independent Counsel**" means a law firm, or a partner or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or Indemnitee in any matter material to either such party (other than as Independent Counsel with respect to matters concerning Indemnitee under this Agreement, or other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "**Independent Counsel**" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.

(h) "***Proceeding***" means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, including any appeal therefrom and including without limitation any such Proceeding pending as of the date of this Agreement, in which Indemnitee was, is or will be involved as a party, a potential party, a non-party witness or otherwise by reason of (i) the fact that Indemnitee is or was a director or officer of the Company, (ii) any action taken by Indemnitee or any action or inaction on Indemnitee's part while acting as a director or officer of the Company, or (iii) the fact that he or she is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of the Company or any other Enterprise, in each case whether or not serving in such capacity at the time any liability or Expense is incurred for which indemnification or advancement of expenses can be provided under this Agreement.

(i) Reference to "***other enterprises***" shall include employee benefit plans; references to "***fines***" shall include any excise taxes assessed on a person with respect to any employee benefit plan; references to "***serving at the request of the Company***" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "***not opposed to the best interests of the Company***" as referred to in this Agreement.

2. **Indemnity in Third-Party Proceedings.** The Company shall indemnify Indemnitee in accordance with the provisions of this Section 2 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 2, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his or her behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

3. **Indemnity in Proceedings by or in the Right of the Company.** The Company shall indemnify Indemnitee in accordance with the provisions of this Section 3 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 3, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made under this Section 3 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to the Company, unless and only to the extent that the Delaware Court of Chancery or any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

4. **Indemnification for Expenses of a Party Who is Wholly or Partly Successful.** To the extent that Indemnitee is a party to or a participant in and is successful (on the merits or otherwise) in defense of any Proceeding or any claim, issue or matter therein, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith. For purposes of this section, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

5. **Indemnification for Expenses of a Witness.** To the extent that Indemnitee is, by reason of his or her Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified to the extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

6. **Additional Indemnification.**

(a) Notwithstanding any limitation in Sections 2, 3 or 4, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his or her behalf in connection with the Proceeding or any claim, issue or matter therein.

(b) For purposes of Section 6(a), the meaning of the phrase "*to the fullest extent permitted by applicable law*" shall include, but not be limited to:

(i) the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL; and

(ii) the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors.

7. **Exclusions.** Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of Indemnitee under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*"), or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act), if Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Company's board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise authorized in Section 12(d) or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8. **Advances of Expenses.** The Company shall advance the Expenses incurred by Indemnitee in connection with any Proceeding prior to its final disposition, and such advancement shall be made as soon as reasonably practicable, but in any event no later than 90 days, after the receipt by the Company of a written statement or statements requesting such advances from time to time (which shall include invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to

legal work performed or to expenditure made that would cause Indemnitee to waive any privilege accorded by applicable law shall not be included with the invoice). Advances shall be unsecured and interest free and made without regard to Indemnitee's ability to repay such advances. Indemnitee hereby undertakes to repay any advance to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company. This Section 8 shall not apply to the extent advancement is prohibited by law and shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is not permitted under this Agreement, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 7(b) or 7(c) prior to a determination that Indemnitee is not entitled to be indemnified by the Company.

9. **Procedures for Notification and Defense of Claim.**

(a) Indemnitee shall notify the Company in writing of any matter with respect to which Indemnitee intends to seek indemnification or advancement of Expenses as soon as reasonably practicable following the receipt by Indemnitee of notice thereof. The written notification to the Company shall include, in reasonable detail, a description of the nature of the Proceeding and the facts underlying the Proceeding. The failure by Indemnitee to notify the Company will not relieve the Company from any liability which it may have to Indemnitee hereunder or otherwise than under this Agreement, and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights, except to the extent that such failure or delay materially prejudices the Company.

(b) If, at the time of the receipt of a notice of a Proceeding pursuant to the terms hereof, the Company has directors' and officers' liability insurance in effect that may be applicable to the Proceeding, the Company shall give prompt notice of the commencement of the Proceeding to the insurers in accordance with the procedures set forth in the applicable policies. The Company shall thereafter take all commercially-reasonable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

(c) In the event the Company may be obligated to make any indemnity in connection with a Proceeding, the Company shall be entitled to assume the defense of such Proceeding with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, conditioned or delayed, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee for any fees or expenses of counsel subsequently incurred by Indemnitee with respect to the same Proceeding. Notwithstanding the Company's assumption of the defense of any such Proceeding, the Company shall be obligated to pay the fees and expenses of Indemnitee's separate counsel to the extent (i) the employment of separate counsel by Indemnitee is authorized by the Company, (ii) counsel for the Company or Indemnitee shall have reasonably concluded that there is a conflict of interest between the Company and Indemnitee in the conduct of any such defense such that Indemnitee needs to be separately represented, (iii) the Company is not financially or legally able to perform its indemnification obligations or (iv) the Company shall not have retained, or shall not continue to retain, counsel to defend such Proceeding. The Company shall have the right to conduct such defense as it sees fit in its sole discretion. Regardless of any provision in this Agreement, Indemnitee shall have the right to employ counsel in any Proceeding at Indemnitee's personal expense. The Company shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Company.

(d) Indemnitee shall give the Company such information and cooperation in connection with the Proceeding as may be reasonably appropriate.

(e) The Company shall not be liable to indemnify Indemnitee for any settlement of any Proceeding (or any part thereof) without the Company's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(f) The Company shall not settle any Proceeding (or any part thereof) in a manner that imposes any penalty or liability on Indemnitee without Indemnitee's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

10. **Procedures upon Application for Indemnification.**

(a) To obtain indemnification, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and as is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification following the final disposition of the Proceeding. Any delay in providing the request will not relieve the Company from its obligations under this Agreement, except to the extent such failure is prejudicial.

(b) Upon written request by Indemnitee for indemnification pursuant to Section 10(a), a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case (i) if a Change in Control shall have occurred, by Independent Counsel in a written opinion to the Company's board of directors, a copy of which shall be delivered to Indemnitee or (ii) if a Change in Control shall not have occurred, (A) by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's board of directors, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's board of directors, (C) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Company's board of directors, a copy of which shall be delivered to Indemnitee or (D) if so directed by the Company's board of directors, by the stockholders of the Company. If it is determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten days after such determination. Indemnitee shall cooperate with the person, persons or entity making the determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information that is not privileged or otherwise protected from disclosure and that is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys' fees and disbursements) actually and reasonably incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company, to the extent permitted by applicable law.

(c) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 10(b), the Independent Counsel shall be selected as provided in this Section 10(c). If a Change in Control shall not have occurred, the Independent Counsel shall be selected by the Company's board of directors, and the Company shall give written notice to Indemnitee advising him or her of the identity of the Independent Counsel so selected. If a Change in Control shall have occurred, the Independent Counsel shall be selected by Indemnitee (unless Indemnitee shall request that such selection be made by the Company's board of directors, in which event the preceding sentence shall apply), and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Company, as the case may be, may, within ten days after such written notice of selection shall have been given, deliver to the Company or to Indemnitee, as the case may be, a written objection to such selection; *provided*, *however*, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Section 1 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within 20 days after the later of (i) submission by Indemnitee of a written request for indemnification pursuant to Section 10(a) hereof and (ii) the final disposition of the Proceeding, the parties have not agreed upon an Independent Counsel, either the Company or Indemnitee may petition a court of competent jurisdiction for resolution of any objection which shall have been made by the Company or Indemnitee to the other's selection of Independent Counsel and for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 10(b) hereof. Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 12(a) of this Agreement, the Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

(d) The Company agrees to pay the reasonable fees and expenses of any Independent Counsel.

11. **Presumptions and Effect of Certain Proceedings.**

(a) In making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall, to the fullest extent not prohibited by law, presume that Indemnitee is entitled to indemnification under this Agreement, and the Company shall, to the fullest extent not prohibited by law, have the burden of proof to overcome that presumption.

(b) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself create a presumption that Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his or her conduct was unlawful.

(c) Neither the knowledge, actions nor failure to act of any other director, officer, agent or employee of the Enterprise shall be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

12. **Remedies of Indemnitee.**

(a) Subject to Section 12(e), in the event that (i) a determination is made pursuant to Section 10 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 8 or 12(d) of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 10 of this Agreement within 90 days after the later of the receipt by the Company of the request for indemnification or the final disposition of the Proceeding, (iv) payment of indemnification pursuant to this Agreement is not made (A) within ten days after a determination has been made that Indemnitee is entitled to indemnification or (B) with respect to indemnification pursuant to Sections 4, 5 and 12(d) of this Agreement, within 30 days after receipt by the Company of a written request therefor, or (v) the Company or any other person or entity takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, Indemnitee shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of Expenses. Alternatively, Indemnitee, at his or her option, may seek an award in arbitration with respect to his or her entitlement to such indemnification or advancement of Expenses, to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 12(a); *provided, however,* that the foregoing clause shall not apply in respect of a proceeding brought by Indemnitee to enforce his or her rights under Section 4 of this Agreement. The Company shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration in accordance with this Agreement.

(b) Neither (i) the failure of the Company, its board of directors, any committee or subgroup of the board of directors, Independent Counsel or stockholders to have made a determination that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor (ii) an actual determination by the Company, its board of directors, any committee or subgroup of the board of directors, Independent Counsel or stockholders that Indemnitee has not met the applicable standard of conduct, shall create a presumption that Indemnitee has or has not met the applicable standard of conduct. In the event that a determination shall have been made pursuant to Section 10 of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 12 shall be conducted in all respects as a *de novo* trial, or arbitration, on the merits, and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 12, the

Company shall, to the fullest extent not prohibited by law, have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(c) To the fullest extent not prohibited by law, the Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 12 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement. If a determination shall have been made pursuant to Section 10 of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 12, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statements not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d) To the extent not prohibited by law, the Company shall indemnify Indemnitee against all Expenses that are incurred by Indemnitee in connection with any action for indemnification or advancement of Expenses from the Company under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company to the extent Indemnitee is successful in such action, and, if requested by Indemnitee, shall (as soon as reasonably practicable, but in any event no later than 90 days, after receipt by the Company of a written request therefor) advance such Expenses to Indemnitee, subject to the provisions of Section 8.

(e) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification shall be required to be made prior to the final disposition of the Proceeding.

13. **Contribution.** To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amounts incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid or to be paid in settlement, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the events and transactions giving rise to such Proceeding; and (ii) the relative fault of Indemnitee and the Company (and its other directors, officers, employees and agents) in connection with such events and transactions.

14. **Non-exclusivity.** The rights of indemnification and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Company's certificate of incorporation or bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's certificate of incorporation and bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change, subject to the restrictions expressly set forth herein or therein. Except as expressly set forth herein, no right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. Except as expressly set forth herein, the assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

15. **No Duplication of Payments.** The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder (or for which advancement is provided hereunder) if and to the extent that Indemnitee has otherwise actually received payment for such amounts under any insurance policy, contract, agreement or otherwise.

16. **Insurance.** To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, trustees, general partners, managing members, officers, employees, agents or fiduciaries

of the Company or any other Enterprise, Indemnitee shall be covered by such policy or policies to the same extent as the most favorably-insured persons under such policy or policies in a comparable position.

17. **Subrogation.** In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

18. **Services to the Company.** Indemnitee agrees to serve as a director or officer of the Company or, at the request of the Company, as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of another Enterprise, for so long as Indemnitee is duly elected or appointed or until Indemnitee tenders his or her resignation or is removed from such position. Indemnitee may at any time and for any reason resign from such position (subject to any other contractual obligation or any obligation imposed by operation of law), in which event the Company shall have no obligation under this Agreement to continue Indemnitee in such position. This Agreement shall not be deemed an employment contract between the Company (or any of its subsidiaries or any Enterprise) and Indemnitee. Indemnitee specifically acknowledges that any employment with the Company (or any of its subsidiaries or any Enterprise) is at will, and Indemnitee may be discharged at any time for any reason, with or without cause, with or without notice, except as may be otherwise expressly provided in any executed, written employment contract between Indemnitee and the Company (or any of its subsidiaries or any Enterprise), any existing formal severance policies adopted by the Company's board of directors or, with respect to service as a director or officer of the Company, the Company's certificate of incorporation or bylaws or the DGCL. No such document shall be subject to any oral modification thereof.

19. **Duration.** This Agreement shall continue until and terminate upon the later of (a) ten years after the date that Indemnitee shall have ceased to serve as a director or officer of the Company or as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of any other Enterprise, as applicable; or (b) one year after the final termination of any Proceeding, including any appeal, then pending in respect of which Indemnitee is granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 12 of this Agreement relating thereto.

20. **Successors.** This Agreement shall be binding upon the Company and its successors and assigns, including any direct or indirect successor, by purchase, merger, consolidation or otherwise, to all or substantially all of the business or assets of the Company, and shall inure to the benefit of Indemnitee and Indemnitee's heirs, executors and administrators. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

21. **Severability.** Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company's inability, pursuant to court order or other applicable law, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (ii) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (iii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

22. **Enforcement.** The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as a director or officer of the Company.

23. **Entire Agreement.** This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof; *provided*, *however*, that this Agreement is a supplement to and in furtherance of the Company's certificate of incorporation and bylaws and applicable law.

24. **Modification and Waiver.** No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by the parties hereto. No amendment, alteration or repeal of this Agreement shall adversely affect any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his or her Corporate Status prior to such amendment, alteration or repeal. No waiver of any of the provisions of this Agreement shall constitute or be deemed a waiver of any other provision of this Agreement nor shall any waiver constitute a continuing waiver.

25. **Notices.** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand, messenger or courier service addressed:

(a) if to Indemnitee, to Indemnitee's address, facsimile number or electronic mail address as shown on the signature page of this Agreement or in the Company's records, as may be updated in accordance with the provisions hereof; or

(b) if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 7442 Tucson Way, Suite 130, Centennial, CO 80112, or at such other current address as the Company shall have furnished to Indemnitee, with a copy (which shall not constitute notice) to Michael Danaher; Brian Dillavou, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent *via* a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), (ii) if sent *via* mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent *via* facsimile, upon confirmation of facsimile transfer or, if sent *via* electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day.

26. **Applicable Law and Consent to Jurisdiction.** This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. Except with respect to any arbitration commenced by Indemnitee pursuant to Section 12(a) of this Agreement, the Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court of Chancery, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and

validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court of Chancery, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court of Chancery has been brought in an improper or inconvenient forum.

27. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

28. **Captions.** The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

*(signature page follows)*

The parties are signing this Indemnification Agreement as of the date stated in the introductory sentence.

**NUBURU, INC.**

_____
(*Signature*)

_____
(*Print name*)

_____
(*Title*)

**[*INSERT INDEMNITEE NAME*]**

_____
(*Signature*)

_____
(*Print name*)

_____
(*Street address*)

_____
(*City, State and ZIP*)

**Exhibit 21.1**

## LIST OF SUBSIDIARIES

| Entity | Jurisdiction |
| --- | --- |
| Nuburu Subsidiary, Inc. | Delaware |

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 99.1

## RISK FACTORS

*Capitalized terms used but not defined in this Exhibit 99.1 shall have the meanings ascribed to them in the Current Report on Form 8-K (the "Form 8-K") to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the SEC on December 12, 2022 (the "Proxy Statement").*

*Unless the context requires otherwise, all references to (i) "Tailwind" refer to Tailwind Acquisition Corp. prior to giving effect to the Business Combination; (ii) "Nuburu" refer to the entity formerly known as Tailwind Acquisition Corp., which is now named Nuburu, Inc., after giving effect to the Business Combination; and (iii) "Legacy Nuburu" refer to the entity formerly known as Nuburu, Inc., which is now named Nuburu Subsidiary, Inc. after giving effect to the Business Combination.*

*An investment in our Common Stock or Preferred Stock involves risks. Prior to making a decision about investing in our Common Stock or Preferred Stock, you should consider carefully the risks together with all of the other information contained in the Form 8-K and the Proxy Statement, including any risks described below. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities. "Nuburu," "the Company," "we," "us" or "our" refers to Legacy Nuburu prior to the consummation of the Business Combination and to Nuburu following the Business Combination.*

**Risks Relating to Our Business and Operations**

***We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.***

Our financial statements for the year ended December 31, 2021 included in the Proxy Statement have been prepared assuming we will continue as a going concern. However, if we are unable to generate sufficient cash flow to sustain our operations or raise additional capital in the form of debt or equity financing, this could affect our ability to continue as a going concern in the future. Since our inception in 2015, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2021, we had an accumulated deficit of approximately $47.1 million, and net losses of approximately $9.4 million. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development and infrastructure to support our growth. We anticipate that we will incur net losses for the foreseeable future and, even if we increase our revenues, there is no guarantee that we will ever become profitable. Our ability to achieve profitability in the future will depend on a number of factors, including:

- successfully implementing our products on a commercial scale;

- achieving meaningful sales volumes;

- identifying opportunities for other businesses to integrate our product into their operations;

- attracting customers in the United States and internationally;

- improving the effectiveness of our sales and marketing activities and any independent distributors or sales representatives;

- developing manufacturing techniques to produce the volume required to achieve our forecasted production;

- executing on any strategies to reduce costs, in the amount and on the timing projected;

- procuring sufficient quantities of raw materials and components and entering into agreements with new suppliers if necessary;

- fluctuations in the costs of needed raw materials and components;

- attracting and retaining key talent in a competitive labor market, and minimizing delays in hiring employees;

- delays associated with obtaining patents, licenses and potential regulatory review;

- meeting cashflow needs despite any delays in payment from domestic or international customers;

- unforeseen technology issues in product development that could delay product releases;

- delays in finding suitable replacement components for components with long lead times due to any supply chain disruptions;

- delays in redesigning systems to compensate for supply chain disruptions;

- unrecoverable product development delays due to underfunded activities conducted prior to the Closing;

- the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

- the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights; and

- the cost of enforcing or defending against non-competition claims.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the long term and our business may be disrupted at any time due to numerous factors outside of our control, including changes in the general macroeconomic outlook, local and regional volatility, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic, civil strife, strikes, insurrections, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflict, acts of war, including an escalation of the conflict in the Ukraine and the related response, including sanctions or other restrictive actions, by the United States or other countries, and natural disasters.

***We received fewer proceeds from the Business Combination than we initially anticipated. We will require additional capital to finance our operations and implement our business plan and strategy and if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development.***

Prior to and in connection with the Special Meeting, holders of 2,916,653 of the Company's Class A Common Stock (representing approximately 90.2% of then outstanding shares of Class A common stock), exercised their right to redeem those shares for cash at a price of approximately $10.24 per share, for an aggregate of approximately $29.9 million, which was paid out of the trust account holding the proceeds of the Company's initial public offering (the "Trust Account"). As a result, at Closing, we only received approximately $3.2 million in cash from the Trust Account and accordingly, as of immediately following Closing, we only had approximately $4.2 million available in cash to finance our operations and pursue our growth strategies.

We plan to continue to use our cash on hand to fund our operations going forward. Such operations may include additional research and development spending, hiring additional personnel, capital expenditures, including for additional production and applications laboratories facilities, and the costs of operating as a public company. The development, design, manufacture and sale of our products is a capital-intensive business. Advancing the development of our current and any future products will require a significant amount of capital, including to fund ongoing costs relating to our products and technologies, the construction and tooling of prototypes, the design and building of our production units, as well as any significant unplanned or accelerated expenses, and new strategic investments. As a result, we expect for some time to continue to incur substantial operating expenses without generating sufficient revenues to cover expenditures. We will need to obtain substantial additional funding in order to maintain our continuing operations. In addition, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

On August 5, 2022, the Company and Legacy Nuburu entered into the Lincoln Park Purchase Agreement pursuant to which Lincoln Park agreed to purchase from the Company, at the option of the Company, up to $100,000,000 of Common Stock from time to time over a 48-month period. However, the Lincoln Park Purchase Agreement is subject to certain limitations including but not limited to, the filing and effectiveness of a registration statement covering Common Stock that are issuable to Lincoln Park under the Lincoln Park Purchase Agreement (the "Lincoln Park Registration Statement"). The Company will also be required to satisfy various conditions in order to be able to commence purchases by Lincoln Park under the Lincoln Park Purchase Agreement. Once such conditions are satisfied, purchases by Lincoln Park under the Lincoln Park Purchase Agreement are subject to volume limitations tied to periodic market prices, ownership limitations restricting Lincoln Park from owning more than 9.99% of the then total outstanding Common Stock and a floor price of $1.00 below which Lincoln Park is not required to purchase any shares of Common Stock under the Lincoln Park Purchase Agreement. If any of these conditions are not satisfied or limitations are in effect, we may not be able to utilize all or part of the Lincoln Park Purchase Agreement, which could have an adverse impact on our ability to satisfy our capital needs and could materially adversely impact our business.

In connection with sales by the Anzu Investors during the 180 days following the Closing Date, the Company may choose to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of that certain Preferred Stock Sale Option Agreement, dated as of August 5, 2022, by and between the Company and the Holders (as defined therein) (as amended by the Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, and the Second Amendment to Preferred Stock Sale Option Agreement, the "Sale Option Agreement"). However, if no sales are made by the Anzu Investors under the 10b5-1 Sales Plan or otherwise during the 180 days following the Closing Date, we would not be able to require the Anzu SPVs to purchase Preferred Stock to satisfy our capital needs.

We may also obtain further funding through public or private equity offerings, private investment in public equity, or PIPE, offerings, debt financings, joint ventures, partnerships, collaborations, and licensing arrangements, through obtaining credit from financial institutions or other sources. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Stock. If we raise additional funds through issuances of debt, we may be subject to restrictions on our operating activities. However, if we are unable to raise capital when needed or on acceptable terms, that could have a material adverse effect on our continued growth and development and/or we may be forced to cease operations. In addition, if adequate capital is not available to us, it may create substantial doubt among third parties, including suppliers, potential customers. Such doubt could adversely impact our business, reputation, prospects and our financial statements. The report from our auditors for our financial statements for the year ended December 31, 2022 may include a qualification expressing substantial doubt about our ability to continue as a going concern. The inclusion of a going concern qualification could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise.

***Our business is currently dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on Nuburu's financial condition and operating results.***

Nuburu currently depends upon a small number of customers for a substantial portion of its revenue. During the year ended December 30, 2021, five customers accounted for 34%, 22%, 16%, 12% and 12% of Nuburu's revenue, respectively. During the year ended December 31, 2020, four customers accounted for 20%, 19%, 15% and 15% of Nuburu's revenue, respectively. As of December 31, 2021, three customers accounted for 40%, 39% and 16% of Nuburu's accounts receivable, respectively. A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on Nuburu's financial condition and operating results. Nuburu cannot assure: (i) that orders that may be completed, delayed, canceled or reduced will be replaced with new business; (ii) that Nuburu's current customers will continue to utilize Nuburu's services consistent with historical volumes or at all; and/or (iii) that Nuburu's customers will renew their manufacturing or services contracts with Nuburu on acceptable terms or at all.

***Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.***

From our inception in 2015 to the present, we have focused principally on developing our blue laser systems, which are the systems we are seeking to commercialize. As a result, we have a limited history operating our business, and therefore a limited history upon which you can base an investment decision.

We have begun the first shipments of our blue laser system, the AO-650, and have built an alpha model of our higher performance blue laser system, the BL-250. We are working on the completion of our production line for the BL product suite, and expect to begin shipping such BL systems in the second quarter of 2023. We are also developing a single mode fiber blue laser system and blue-laser 3D-printing products, which are still in the research and development stage.

Our blue laser systems are new types of products. In light of the fact that the laser industry has already undergone major transitions, from $CO_2$ lasers to infrared fiber lasers, predicting our future revenue depends on the evolution of the market itself and market acceptance of our technology and systems. Moreover, budgeting for our expenses presents some uncertainty because of the unpredictability of the prices of raw materials and components and other trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new technologies into a competitive landscape.

***The engineering of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.***

Our business depends on our ability to succeed in achieving production of our laser systems on a commercial scale. As our laser systems are highly complex, this process is costly and time-consuming, and there can be no guarantee that we will be successful. We have already shipped units of our first blue laser system, the AO-650, but the ramping up of production and shipment on a commercial scale may be delayed, and we may incur more costs than we expect due, for example, to global supply chain issues that have increased the cost of certain electronic components or have forced us to redesign the system to work around supply chain shortages. In addition, the processes by which we engineer and manufacture our laser systems are still developing rapidly as we explore new processes and different techniques. Our business, reputation, results of operations and financial condition may be materially adversely affected if we are not able to successfully produce our laser systems on a commercial scale or to the extent that it takes us longer to do so or costs more than we expect.

***If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.***

To date, we have completed prototypes of our laser systems and are ramping up commercial production and shipments of our systems. As our systems also have no history of commercial operation, we have a limited frame of reference from which to evaluate the longevity and long-term performance of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to the sale to potential

4

customers. Once we have commenced with commercial production of our laser systems and they are shipped to and installed and put into use by our customers, we may discover latent defects in design, manufacture or construction that may cause our systems not to perform as expected or that may require repair. Our laser systems also require software to operate which may need to be modified and updated over the life of our systems. Software products are inherently complex and often contain defects and errors when first introduced.

There can be no assurance that we will be able to detect and fix any defects in the hardware or software of our laser systems in the design and production phase, and such defects may not become apparent until our systems are adopted and used by customers. In most cases, we should be able to resolve software defects through the application of patches and updates, which can be completed remotely; however, hardware defects may be more difficult to address remotely and may require a system to be returned to us for maintenance and repair.

Our laser systems may not perform consistent with customer expectations or consistent with other laser systems which are currently or may yet become available. Any product defects or any other failure of our laser systems to perform as expected could harm our reputation and result in negative publicity, lost revenue, canceled or delayed deliveries, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

***Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.***

Once we begin shipping our laser systems to customers on a commercial scale, we will need to increase our warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims on our laser systems, our business, prospects, financial condition and operating results could be materially adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that our then-existing warranty reserves will be sufficient to cover all claims.

***The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.***

We rely on a limited number of third-party suppliers for some of the raw materials and components for our laser systems, including laser diodes, micro-optics, optics, optical filters, bulk optics, cooling components, electronic components, and other materials that may be in limited supply and which are critical to our ability to produce our laser systems. If any of our suppliers provide insufficient inventory at the level of quality required or if our suppliers are unable or unwilling to provide us with the contracted quantities or in the time frame requested for whatever reason, our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with any of our suppliers and are unable to obtain raw materials or comparable components from alternative suppliers without considerable delay, expense, or at all, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our laser systems or we may be able to do so only at a higher cost or after a long delay. For example, in recent years there have been, and there continue to be, supply chain bottlenecks and other issues, including a prolonged shortage of microchips, which has required us to redesign our system's control electronics and has resulted in delays in bringing our systems to market. We have also experienced, and continue to experience, delays with respect to deliveries of various other parts, including electronic components and power supply components. Any further delays could prevent us from delivering our laser systems to customers within required time frames and cause order cancellations.

Moreover, we have in the past and may in the future also experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture our products or increase their costs. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our laser systems to customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

***We depend on sole source or limited source suppliers, as well as on our own production capabilities, for some of the key components and materials, including, but not limited to, laser diodes and optical filters, which makes us susceptible to supply shortages and other supply chain disruptions and to price fluctuations that could adversely affect our business, particularly our ability to meet our customers' delivery requirements.***

We currently purchase several key components and materials used in the manufacture of our products, including, but not limited to, laser diodes and optical filters, from sole source or limited source suppliers, which may make us more susceptible to supply chain disruptions and cost increases, which may materially adversely affect our operating results and financial condition. In addition, though we have not experienced supply chain disruptions with respect to these products specifically, if we seek to ramp up production or accelerate delivery schedules of our products, our key suppliers may not have the ability to increase their production in line with our production schedule and our customers' demands. This may become acute during times of high growth in our customers' businesses. Our failure to timely receive these key components and materials would likely cause delays in the shipment of our products, which would likely negatively impact both our customer relationships and our business. Some of our products require designs and specifications that are at the cutting-edge of available technologies and change frequently to meet rapidly evolving market demands. By their very nature, the types of components used in our products can be difficult and unpredictable to manufacture and in future we may be required to source additional components from sole source or limited source suppliers, which may further expose us to the risks described above.

Many of our customers may also rely on sole source or limited source suppliers. In the event of a disruption of our customers' supply chain, orders from our customers could decrease or be delayed.

***We face various other risks with respect to the supply chain that could adversely affect our business, prospects, financial condition and operating results***

Some of our suppliers are relatively small private companies that may discontinue their operations at any time and may be particularly susceptible to prevailing economic conditions. Some of our suppliers are located in regions susceptible to natural and man-made disasters, such as the United States, Germany and China, which have experienced severe flooding, earthquakes, wildfires, extreme weather conditions and power loss. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for the components or materials produced by these suppliers could limit their availability, as suppliers may choose to discontinue production in the event of falling demand or may be unable to fill orders in the event of increasing demand.

If we are required to identify alternative sources of supply for certain components or redesign our product or production process, this could be difficult and costly, result in management distraction in assisting our current and future suppliers to meet our and our customers' technical requirements, and cause delays in shipments of our products while we identify, evaluate and test the products of alternative suppliers. Any such delay in shipment would result in a delay or cancellation of our ability to convert such order into revenues.

Any interruption or delay in the supply of any components or materials that we require, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders or incur substantial penalties. Since many of our products have lengthy qualification periods, our ability to introduce multiple suppliers for parts may be limited. In addition, our failure to achieve adequate manufacturing yields of these items at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

***We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.***

We are also highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers. In the event of continued disruptions in worldwide or regional shipping, our access to supplies and the delivery of products to customers by us or our distributors may correspondingly be negatively impacted. Any such disruptions would likely materially and adversely affect our operating results and financial condition.

***If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.***

We use rolling forecasts based on anticipated product orders and material requirements planning systems to determine our product requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. We depend on our suppliers for most of our product components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. For substantial increases in our sales levels of certain products, some of our suppliers may need significant lead time and therefore may not be able to keep up with our needs if we are unable to provide sufficient advanced notice of our requirements. If we overestimate our component and material requirements, we may have excess inventory, which may lead to both an increase in cash usage and an increase in net loss if such excess inventory becomes obsolete and can no longer be sold or only sold at discounted prices. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery production and the associated delivery of our products to our customers. Many of the supply chain challenges that resulted from the COVID-19 pandemic have not yet been resolved and have exacerbated these issues, and the occurrence or continuance of any of the foregoing risks may materially adversely affect our business and results of operation.

***Our systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.***

In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our product and our technology (see the section of the Proxy Statement entitled "*Information About Nuburu — Sales and Marketing*" beginning on page 133). The period between initial discussions with a potential customer and the sale of our product typically depends on a number of factors, including the potential customer's attitude towards innovative products, the potential customer's budget and whether the potential customer requires financing arrangements. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. While our customers are evaluating our products we may incur substantial sales, marketing and research and development expenses in exploring and demonstrating the suitability of our products to a customer's needs. Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources on attracting prospective customers without having certainty of generating sales.

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These lengthy sales and installation cycles also increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. If a customer terminates for convenience, we may be unable to recover some of our costs that we incurred prior to cancellation. We may need to procure long lead time items or place large order lot quantities for critical material well in advance of a termination leaving us with excess inventory. Our operating expenses are based on anticipated sales levels, and certain of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, we may incur significant expenses without ever receiving revenue to offset those expenses, which would materially adversely affect our business and results of operation.

*Because of the long sales cycles, our operating results and financial condition may fluctuate significantly from quarter to quarter.*

We expect that long sales cycles may cause fluctuations in our operating results from quarter to quarter. In light of the standards under which we expect to recognize revenue, small fluctuations in the timing of the completion of our sales transactions could also cause operating results to vary materially from period to period.

In addition to the foregoing described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

- fluctuations in costs associated with the production of our laser systems;
- the timing of customer adoptions of our products, which may depend on many factors such as availability of inventory and product quality or performance issues;
- size of particular customer orders;
- delays or cancellations of purchases and installations;
- delays in service revenue;
- fluctuations in our service costs;
- weaker than anticipated demand for our products due to changes in government regulation, incentives and policies;
- interruptions in our supply chain;
- interruptions in our shipping to customers or deliveries from vendors;
- the timing and level of additional purchases by existing customers;
- unanticipated expenses incurred due to changes in governmental regulations, such as with respect to health and safety requirements;
- disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel;
- shortage of raw materials or components from our suppliers and associated price increases due to fluctuations in commodity prices; and
- availability of spare parts from our suppliers.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

***There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts. As a result, our operating results may be materially lower than our expected results of operations.***

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. Potential customers may abandon their indications of interest, and non-binding letters of interest may be canceled or delayed by a customer or its terms may be amended in a manner adverse to us in connection with negotiating a definitive sales agreement. For that reason, there can be no assurance that any current or future indications of interest or non-binding letters of intent will result in binding orders or sales. Furthermore, in light of our limited operating history, it is difficult for us to predict the rates at which the non-binding letters of interest in our pipeline will result in binding orders or sales. It is also difficult for us to predict how quickly we will be able to fill binding orders in the event that we obtain multiple orders with the same requested delivery date. In addition, revenue is expected to be recognized in stages, and customers may in some cases delay actual cash payments regardless of progressive billings. Additionally, a customer's ability to make payments or meet minimum purchase orders could decline during the sales process, as a customer may struggle to procure necessary financing, especially in a higher interest rate environment, or may become insolvent or declare bankruptcy. As a result, our operating results and cash flow may be materially lower than we expect.

***If we fail to meet our customers' price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer.***

Our long-term success will depend in part on our ability to price our products competitively. Many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, demand for our products could be negatively impacted and our business and results of operations could suffer.

***We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.***

We expect that a number of our potential customers will be large companies. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers. As we seek to expand our sales, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs, and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, annual cost reduction targets, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share, and loss of reputation.

Additionally, the terms these large customers require, such as most-favored customer or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers. Such customers may also have a greater ability to push back on attempts to pass on increases in our operating and procurement costs.

***We currently partner with and derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.***

We currently partner with and derive a portion of our revenue from contracts with certain government entities, and the growth of our business may be impacted by our partnerships with such government entities and on our successful procurement of additional government contracts. However, demand is often unpredictable from government entities, and there can be no assurance that we will be able to generate further revenue from the public sector. While we had no revenue from government entities for the year ended December 31, 2020, revenue from government entities for the year ended December 31, 2021 and the nine months ended September 30, 2022 amounted to approximately 13% and 67% of our total revenue, respectively. Factors that could impede our ability to generate revenue from government contracts, include, but are not limited to:

- public sector budgetary cycles and funding authorizations;

- changes in fiscal or contracting policies;

- decreases in available government funding;

- changes in government programs or applicable requirements;

- disadvantageous terms contained in such contracts, including with respect to pricing, milestones and payment terms;

- the adoption of new laws or regulations or changes to existing laws or regulations;

- potential delays or changes in the government appropriations or other funding authorization processes; and

- higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our blue laser technology in the future or otherwise have an adverse effect on our business, operating results and prospects.

***Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.***

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand, as decreased demand would adversely impact the volume of our sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which would diminish the positive impact of any cost-saving measures or restructuring programs on our operating results. To the extent the demand for our products slows, or the market for laser systems contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

***If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.***

Over time, we must achieve commercial production levels and effectively manage the manufacturing costs for our laser systems. While we have sought, and will continue to seek, to manage our manufacturing and services costs, the cost of components and raw materials, for example, could increase in the future, particularly if high rates of inflation continue. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. Increases in any of these costs or our failure to achieve expected or contractually required cost reductions could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure sufficiently in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects. In addition, until we generate meaningful revenue from sales of our products, we will remain limited in our ability to pass on the cost of any price increases in the cost of components or our operations to our customers.

***In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations.***

In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations. To manage such growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in an increased risk of fraud, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business and results of operations.

***We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.***

We believe that our success and our ability to reach our strategic objectives are highly dependent on our ability to recruit and retain key management, technical, engineering, production and sales personnel. In particular, we are highly dependent on the services of Dr. Mark Zediker, our Chief Executive Officer, Brian Knaley, our Chief Financial Officer, Brian Faircloth, our Chief Operating Officer, and Andrew Dodd, our Vice President of Global Sales. If we are unable to recruit or retain any of our key employees, this could disrupt our operations, delay the development and introduction of our products and services and negatively impact our business, prospects, financial condition and operating results. For example, a lack of qualified labor to operate our production process may slow our production and impact our production cost and schedule.

We cannot assure you that we will be able to successfully recruit and retain key management, technical, engineering, production and sales personnel, especially the senior leadership necessary to grow our business. Competition for qualified personnel is especially intense in the laser industry and is increasing as there is and for the foreseeable future will continue to be a scarcity of skilled personnel with the requisite experience. As a manufacturing company, many employee roles require the employee to be on-site at our facilities and cannot be conducted remotely, which limits the pool of potential employees for such roles to persons located in proximity to our facilities or who are willing to relocate or commute longer distances.

If we lose a member of our management team or other key employee, it may prove difficult for us to replace him or her with a similarly qualified individual with experience in the laser industry, which could impact our business and operating success. In addition, we do not have "key person" life insurance policies covering any of our officers or other key employees.

***Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.***

None of our full-time employees are currently represented by unions or covered by collective bargaining agreements. If a union sought to organize any of our employees, such organizing efforts or collective bargaining negotiations could potentially lead to work stoppages or slowdowns or strikes by certain of our employees, which could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

***Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.***

Our expectations and targets regarding the times when we will launch our products reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

- success and timing of our development activity and ability to develop systems that achieve our desired performance metrics and achieve any requisite industry validations;

- unanticipated technical or manufacturing challenges or delays;

- difficulties identifying or constructing the necessary research and development and manufacturing facilities;

- whether we can obtain sufficient capital when required to ramp up our manufacturing facilities and operations and sustain and grow our business;

- competition, including from established and future competitors;

- our ability to manage our growth;

- adverse developments in relationships with any partners, including termination of any partnerships or changes in our partners' timetables and business plans, which could hinder our development efforts;

- whether we can manage relationships with key suppliers and the availability of the raw materials and components we need to procure from them;

- our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

- the availability of sufficient funding, an absence of which may delay our ability to launch new products due to our inability to hire key personnel and procure critical equipment needed to prepare for larger-scale manufacturing and commercialization; and

- the overall strength and stability of domestic and international economies more generally and the effect of economic factors on further investments on capital equipment in particular.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

***Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.***

The Proxy Statement includes estimates of our target addressable market and our serviceable addressable market. Market opportunity estimates and growth forecasts, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Recent years have been marred by unexpected events and crises, including natural and man-made disasters, financial crashes, pandemics and political upheaval. If this trend continues, forecasts may prove to be especially unreliable.

The estimates and forecasts in the Proxy Statement relating to the size and expected growth of our target addressable market and our serviceable addressable market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding our target addressable market and our serviceable addressable market are difficult to predict, especially in light of the nascent stage of our industry. The estimated target addressable market and serviceable addressable market may not materialize for many years or at all, and even if the markets meet the size estimates and growth forecasted in the Proxy Statement, our business could fail to capture a meaningful share of the market or grow at similar rates.

***Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.***

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

***Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.***

We will rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our laser systems will be comprised of many components. The components of our laser systems may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our laser systems or their constituent components may significantly affect the intended operational efficiency and performance. In addition, our laser systems may need to be decommissioned from time to time, and the related costs could be significant given the expected size and complexity of our laser systems and of our powder bed metal printers in particular. Operational performance and costs, including those related to project stoppage, can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with manufacturing, assembling, commissioning, testing or decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

***We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.***

We require significant capital to develop our laser systems and expect to incur significant expenses, including, but not limited to, those relating to research and development, procurement of raw materials and components, capital spending, leases, sales and distribution as we build our brand and market our laser systems, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully develop and market our laser systems, but also to control our costs. If we are unable to efficiently design, appropriately price, and cost-effectively produce, sell and distribute our laser systems, our anticipated margins, profitability and prospects would be materially and adversely affected.

***Our ability to use net operating loss ("NOL") carryforwards and other tax attributes may be limited in connection with the Business Combination and other ownership changes.***

We have incurred significant net losses during our history and our ability to become profitable in the near future is uncertain. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). As of December 31, 2021, we had approximately $33 million and $23 million of federal and state net operating loss carryforwards ("NOLs"), respectively. These amounts included approximately $1.2 million of federal research and development tax credits.

Federal NOLs incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of our taxable income annually for tax years beginning after December 31, 2020. Our NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the "IRS"), and state tax authorities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation's stock increases their ownership by more than 50 percentage points over their lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and we underwent an ownership change in connection with the Business Combination, which may further limit our ability to utilize NOLs or credits under Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. If we determine that an ownership change has occurred and our ability to use our historical NOLs or credits is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. Section 382 and 383 of the Code would apply to all net operating loss and tax credit carryforwards, whether the carryforward period is indefinite or not. If we earn taxable income, such limitations could result in increased future tax liability to us and our future cash flows could be adversely affected.

*Our insurance coverage may not adequately protect us from harm or losses we may suffer.*

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do or may have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results. Furthermore, although we plan to obtain and maintain insurance for damage to our property and the disruption of our business, this insurance may be challenging to obtain and maintain on terms acceptable to us and may not be sufficient to cover all of our potential losses.

*There is no assurance that we will be able to execute on our business model.*

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, developing and commercializing new products and technologies, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We will continue to encounter risks and difficulties frequently experienced by pre-commercial and early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

*Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.*

We already use suppliers and have made shipments of prototypes and products to customers that are located in different jurisdictions, and as we continue to expand our business we may seek to partner with customers, suppliers and other partners around the world. Managing further international expansion will require additional

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resources and controls. Any expansion internationally could subject our business to risks associated with international operations, including:

- difficulties in establishing legal entities in foreign jurisdictions;

- challenges in arranging, and availability of, financing for our customers;

- availability and cost of raw materials and components, labor and equipment for manufacturing our laser systems;

- difficulties in staffing and managing foreign operations due to differences in culture, laws and customer expectations, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

- installation challenges which we have not encountered before which may require the development of adaptions of our products for a given jurisdiction;

- compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, safety, security and data protection laws and regulations;

- compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

- greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or in potential infringement of third-party intellectual property rights in new jurisdictions;

- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

- increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates;

- restrictions on repatriation of foreign earnings;

- compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, including product transfer pricing, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

- changes in import and export controls and tariffs imposed by the United States or foreign governments;

- changes in regulations regarding recycling and the end of life of our products;

- changes in regulations that would prevent us from doing business in specified countries;

- failure of the supply chain in local countries to provide us with materials of a sufficient quality and quantity delivered on timelines we expect; and

- regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

**Risks Relating to Our Industry**

*Our future growth is dependent upon the competition, pace and depth of blue laser adoption, as well as on the growth of certain end markets. If such markets do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected.*

Our future growth depends upon several factors, including the speed at which the market is willing to adopt blue lasers and our ability to penetrate such market. Because the laser industry continues to evolve and is characterized by rapidly changing technologies, changing government regulation and industry standards and

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changing consumer and industrial demands and behaviors. Our growth also depends on the growth of and adoption within certain end markets such as electric passenger cars, trucks and buses, battery storage technology, cell phones, metal 3D printing, and aerospace and defense. The development of such end markets may be influenced by changes in regulatory environments, customer demand and many other factors beyond our control. If such end markets do not develop as we expect, including if they develop more slowly than we expect, or if they develop in a way that reduces or eliminates the need for metal welding, demand for our laser systems and thus our business, prospects, financial condition and operating results could be adversely affected.

***If the cost of competitive technologies continues to decline, our blue laser technology may not be considered as cost-effective when compared to such competing technologies.***

The growth and profitability of our business is also dependent upon our technology being more cost-effective than competing existing technologies, such as infrared lasers, ultrasonic welding and resistance welding. If the cost of competing existing technologies, declines sufficiently, our laser system may not be considered as cost-effective for potential customers, which would decrease the demand for our products. Such a decrease in demand would materially adversely affect our business, prospects and results of operations.

***Our systems are based on novel technologies to produce blue wavelength lasers, and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.***

The design of our laser systems are based on novel technologies that are deployed in a novel way and will compete with currently existing technologies, such as infrared fiber lasers. Even if our laser systems are superior to existing lasers in terms of welding speed and energy efficiency, potential customers may choose products from our competitors that are based on existing technologies, such as infrared fiber laser technology, due to wider market acceptance and familiarity with such technologies. Additionally, potential customers who previously invested in alternatives to our laser systems may not deem a transition to our laser systems to be cost effective. Moreover, given the limited history of our technology, potential customers may be hesitant to make a significant investment in our products, and our business, results of operations, financial condition and prospects could be adversely affected to the extent that customers, for any reason, do not adopt our systems or refuse switching to our systems from the technology they currently employ. If blue laser technology does not achieve market acceptance then our business and results of operations would be materially adversely affected.

***The average selling prices of our products could decrease over the life of the product, which may negatively affect our revenue and margins.***

The average selling price of our product may decrease over the life of the product, which may reduce our revenue and gross margins. The average selling price for our products may decline as a result of competitive pricing pressures, promotional programs and customers who are able to negotiate price reductions. The pricing of our products depends on the specific features and functions of the product, purchase volumes and the level of sales and services support. We expect competition in our industry to increase in the future. As we experience pricing pressure, we anticipate that the average selling price and gross margin per product will decrease over product lifecycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling price, revenue and gross margins at current levels. Our revenue and gross margin has been and will continue to be affected by a variety of factors including competition, the product mix and average selling price of products, new product introduction, enhancements and the cost of components, overhead absorption and manufacturing labor. We must manage each of these factors competitively for our gross margins to remain at our desired levels.

***We operate in a highly competitive industry and there is increasing competition. Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed.***

The markets in which we intend to compete continue to evolve and are highly competitive. Many of our current and potential competitors are large entities with longer operating histories and in some cases have significantly more financial and other resources, including larger numbers of managerial and technical personnel. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies, such as green laser technologies or other technologies yet to be developed. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to compete for customers more effectively.

***Our market is characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.***

Our market is subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in industrial welding and 3D printing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete in the industrial welding and 3D printing market depends, in large part, on our success in developing and introducing our products in a timely fashion, in improving our existing products and technology and finding new applications for our technology. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to:

- develop cost-effective new products and technologies that address the increasingly complex needs of prospective customers;

- enhance our existing products and technologies;

- respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;

- adequately protect our intellectual property as we develop new products and technologies;

- identify the appropriate technology or product to which to devote our resources; or

- ensure the availability of cash resources to fund research and development.

Even if we successfully introduce all of the laser welding and powder bed metal printing products currently under development, it is possible that our competitors will develop new products and technologies that will replace our own. As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors' technological advances, leading to an inability to capture or retain market share, a decline in revenue and adverse effects to our business and prospects.

***Global economic conditions and macro events may adversely affect us.***

In recent years, the United States and other significant markets have experienced cyclical downturns. This was especially the case as a result of the COVID-19 pandemic and worldwide economic conditions remain uncertain, especially as even localized events may have cascading effects given the degree of interconnectedness of the global economy. In the current high inflation environment, many central banks are raising interest rates, which may increase the risk of a recession. Global economic conditions and macro events over which we have no control may adversely affect our industry and our business. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities, especially as investment decisions on capital equipment are highly susceptible to changes in global economic factors.

A significant downturn in the domestic or global economy, or increases in the cost of equipment financed with leases or debt, may cause our customers to pause, delay, or cancel spending on our products or seek to lower their costs by exploring alternatives. To the extent purchases of our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular or how global business and political conditions may change. To the extent that general business, economic or political conditions, including overall changes in demand for our products, decline, our business, financial condition and results of operations, including revenues, could be materially adversely affected.

*The laser industry is experiencing declining average selling prices, which could cause our gross margins to decline and harm our operating results.*

Our products may in the future experience a decline in average selling prices ("ASPs") as a result of increased competition, pressure to reduce prices from significant customers and new product and technology introductions. Newer market participants, particularly in China, have reduced and may continue to reduce, prices of competing products to gain market share. If we are required to reduce the ASPs of our products and we are unable to offset such reductions through increasing our unit volumes, reducing manufacturing costs or introducing new or enhanced products with higher margins, our operating results may be adversely affected. In addition, because of our significant fixed costs, we are limited in our ability to reduce total costs quickly in response to any revenue shortfalls. Because of these factors, we may in the future experience material adverse fluctuations in our operating results on a quarterly or annual basis if the ASPs of our products decline.

*If OEM customers and system integrators are reluctant to incorporate our products into their production processes, our financial condition or results of operations may be adversely affected.*

Our existing and potential customers include original equipment manufacturers ("OEM") and system integrators. Our current and future revenues will therefore depend in part upon the ability of our current and potential OEM customers and system integrators to incorporate our laser products into their production processes. The commercial success of such arrangements will depend to a substantial degree on the efforts of these OEM customers and system integrators to develop and market products that are produced using our technologies. Relationships and experience with traditional laser makers, limited marketing resources, reluctance to invest in research and development and other factors affecting these OEM customers and third-party system integrators could have a substantial impact upon our financial results. If OEM customers or integrators are not able to adapt existing tools or develop new production processes to take advantage of the features and benefits of our blue laser technology or if they perceive us to be an actual or potential competitor, then the opportunities to increase our revenues and profitability may be severely limited or delayed.

Furthermore, if our OEM customers or third-party system integrators experience financial or other difficulties that adversely affect their operations, our financial condition or results of operations may also be adversely affected.

**Risks Relating to Litigation and Regulation**

*Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business and results of operations.*

We are subject to laws and regulations enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business.

***Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.***

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation, with governmental agencies and entities as well as private parties, which arise in the ordinary course of business. In addition, since our laser systems are a new type of products in a nascent market, we may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business or sell our products in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can be expensive and time-consuming. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be adversely affected. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.

Furthermore, our predecessor, Tailwind, was a special purpose acquisition company ("SPAC"). SPACs have been subject to increased regulatory oversight and scrutiny, including from the SEC. Any governmental or regulatory investigation or inquiry related to the Business Combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.

***We may be subject to securities litigation, which is expensive and could divert management attention.***

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

***Our manufacturing facilities are subject to various compliance requirements, including Occupational Safety and Health Administration ("OSHA"), and compliance costs could increase as we plan to scale our operations.***

Our manufacturing facilities are subject to numerous federal and state laws and regulations, including those of OSHA, a regulatory agency of the United States Department of Labor. In particular, our facilities are subject to oversight and regulation under local ordinances, building, zoning and fire codes, environmental protection regulation, and other rules and regulations. Though we believe that obtaining and renewing any certificates or licenses required for the operation of our business in compliance with such laws and regulations will be routine, we cannot assure you that we will obtain or renew them in a timely manner. Our failure to hold a given license or certificate, whether by expiration, nonrenewal or modification or termination, may impair our ability to perform our obligations under our customer contracts. Such licenses or certificates may require us to operate in ways that incur substantial compliance costs, particularly as we seek to scale our operations.

The number of laws affecting our business continues to grow and we can give no assurances that we will properly and timely comply with all laws and regulations that may affect us. If we fail to comply with these laws and regulations, we may be subject to legal penalties, which would adversely affect our business, prospects, and results of operations.

***Laws, regulations and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant.***

We are subject to various laws regarding privacy, information security and data protection. In particular, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and information security, and it may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. For example, the European Union's General Data Protection Regulation, or GDPR, and similar legislation adopted in the U.K., impose stringent data protection requirements and provides for significant penalties for noncompliance. In the United States, California has enacted legislation, the California Consumer Privacy Act, or CCPA, that, among other things, requires covered companies to provide disclosures to California consumers, and afford such consumers abilities to opt-out of certain sales of personal information.

Additionally, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 2020 election. The CPRA significantly modifies the CCPA, creating obligations relating to consumer data which began on January 1, 2022, with enforcement anticipated to commence July 1, 2023. Additionally, other U.S. states continue to propose, and in certain cases adopt, privacy-focused legislation that maintains similarities to the CCPA and CPRA. The U.S. federal government also is contemplating privacy legislation. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and the regulatory landscape regarding privacy, data protection, and data security is likely to remain uncertain for the foreseeable future. We expect to be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs in the future, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any actual or perceived inability to adequately address privacy and security concerns or to comply with applicable laws, rules, regulations, and other actual or asserted obligations relating to privacy, data protection, and information security could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, and have an adverse effect on our business, prospects, results of operations, financial position and reputation.

***Our business may depend on the continued availability of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. The reduction, modification, or elimination of government economic incentives, particularly in the defense and research sectors, and tax policies could cause our revenue to decline and harm our financial results.***

The U.S. federal government and some foreign, state and local governments provide incentives to end users in the form of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. Our business may rely on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of our laser systems to our customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Changes in the availability of rebates, tax credits, and other financial programs and incentives could reduce demand for our laser systems, impair sales financing, and adversely impact our business results.

***Unanticipated changes in tax laws may affect future financial results.***

Nuburu is a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide operations. Our principal operations and certain potential customers are located in the United States, and as a result, the Company is subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on the Company's business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the Company.

In recent years, the federal government has made significant changes to U.S. tax laws, including through the Tax Cuts and Jobs Act of 2017 (the "Tax Act") and the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. The Company may be subject to the new excise tax with respect to any redemptions of our Preferred Stock. Further, the current administration had previously set forth several tax proposals that would, if enacted, make further significant changes to U.S. tax laws (including provisions enacted pursuant to the Tax Act). Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iii) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider some or all of these proposals in connection with additional tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability. Investors are urged to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of holding our securities.

Significant judgment is required in determining our provision and our valuation allowance for income taxes and other tax liabilities. Although we believe that our tax provisions are reasonable, there can be no assurance that the final determination of any tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. To the extent we are required to pay amounts in excess of our reserves, such differences could have a material adverse effect on our consolidated statement of income for a particular future period. In addition, an unfavorable tax settlement could require use of our cash and result in an increase in our effective tax rate in the period in which such resolution occurs.

Additionally, although we currently primarily operate in the United States, we will seek to expand our business operations internationally to other markets including, but not limited to, Europe and in Asia. Any international expansion of our business could subject our business to tax risks associated with international operations. For example, tax compliance in various jurisdictions, some of which may have potentially conflicting tax laws, and all of which are subject to change, potentially with retroactive effect, could result in materially higher cash tax liabilities for our business. The tax laws in jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations may not act together in a coordinated fashion, which could also result in material incremental taxes for our business. Moreover, an expansion of our business internationally also creates risks that our business could have a taxable presence in jurisdictions where we are not filing tax returns. Taxing authorities, both domestically and internationally, have become increasingly aggressive regarding asserting that companies have a taxable presence in jurisdictions, and our business could face these risks in connection with the internal expansion of our business.

***We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations that could negatively affect our business and may change due to diplomatic and political considerations outside of our control.***

We expect to ship our products to countries throughout the world. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are subject to limitations on or are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Belarus, Cuba, Iran, Syria, North Korea, Russia and certain occupied territories in the Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

We are committed to doing business in accordance with applicable anti-corruption laws and regulations and with applicable trade restrictions. If we engage independents sales representatives or distributors for our products or enter into strategic partnerships, we face the risk that such persons or entities and their respective officers, directors, employees and agents may take action determined to be in violation of such laws and regulations. Any violation by any of these persons could result in substantial fines, sanctions, civil or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our operating results, even where we had no control over such persons or our control was limited. In addition, actual or alleged violations could damage our reputation and ability to do business.

***We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results.***

We are subject to federal, state, and local environmental laws and regulations and may become subject to environmental laws in foreign jurisdictions in which we may operate or into which we ship our products. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, environmental laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability on several grounds including for the investigation and cleanup of contaminated soil and ground water, for building contamination, for impacts to human health and for damages to natural resources. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our current and future customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a customer's buying decision. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

***The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.***

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. Under the Warrant Agreement, we also agree that we will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a "foreign action") in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder's counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

**Risk Relating to Intellectual Property**

***We may be unable to protect, defend, maintain or enforce our intellectual property rights for the intellectual property on which our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, potentially adversely affecting our growth and success.***

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our intellectual property is critical to our business and although we have taken many protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We have already and expect to continue to incur substantial expense and costs in protecting, enforcing and defending our intellectual property rights against third parties. Future litigation relating to protecting our rights could be time consuming and expensive. We rely primarily on patent, copyright, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States or may even formally or tacitly encourage the piracy of foreign intellectual property. As a result, we may not be able to protect our proprietary rights adequately abroad.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. We may not be successful in protecting our proprietary rights, and unauthorized parties may be able to obtain and use information that we regard as proprietary.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent, or denial or the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products.

Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;
- any of our pending patent applications will issue as patents;
- we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;
- we were the first to make the inventions covered by each of our patents and pending patent applications;
- we were the first to file patent applications for these inventions;

- others will not develop similar or alternative technologies that do not infringe our patents;

- others will not assert an ownership interest in our patents;

- any of our patents will be found to ultimately be valid and enforceable;

- any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies or products that are separately patentable; or

- our commercial activities or products will not infringe upon the patents of others.

Even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

***We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time-consuming and costly to defend, and could result in substantial liability.***

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future allege are infringed by our products or services. These companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking royalties, lost profits, treble damages, attorney fees and injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling or using our products that incorporate the challenged intellectual property;

- pay substantial damages, including lost profits of the holder of the intellectual property rights (as well as, increased damages up to treble damages and attorneys' fees if our infringement is determined to be willful);

- obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all; or

- redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation, whether to protect our intellectual property to defend against the claims of others, whether or not valid, could harm our reputation, result in substantial costs and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business.

We may also license technology from third parties and incorporate components supplied by third parties into our products, which could result in our having to incur significant costs. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. We may in the future face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may in some cases seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers' resources may be unavailable or insufficient to cover our costs and losses.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. However, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

***Our patents and, patent applications if issued, may not provide adequate protection to create a barrier to entry. The provisional and non-provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling products similar to ours.***

We continue to have several patent applications pending and we cannot be certain that our pending patent applications will result in issued patents or that any of our already issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain and can vary from country to country. As a result, we cannot be certain that the patent applications that we intend to file will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Even if a lapse is cured, reviving the patent or application, there is a risk that the revival can be challenged by third parties in proceeding and litigation, and that the revival can be overruled. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, our prospects, and our operating results.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Our general requirement that our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology assign or grant similar rights to their inventions to us may not fully protect us from intellectual property claims.

Additionally, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, that such agreements will adequately protect us, or that they will not be breached, for which we may not have an adequate remedy.

We may also become involved in other proceedings, such as reexamination, inter parties review, post grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

***We may not be able to protect our intellectual property rights throughout the world.***

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or trade names in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States.

Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks in those jurisdictions, as well as elsewhere at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

***Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights.***

Changes in either the patent laws or in interpretations of patent laws in the United States may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, a third party that files a patent application before us could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our products or services or invent any of the inventions claimed in our or our licensor's patents or patent applications.

Third parties may also submit prior art to the United States Patent and Trademark Office ("USPTO") during patent prosecution, which could adversely affect our ability to obtain a patent and it is also possible for third parties to challenge granted patents through Patent Office proceedings such as post-grant review, *inter partes* review and derivation proceedings. A lower evidentiary standard is imposed in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim. As such, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents could have a material adverse effect on our business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

***We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.***

Many of our employees and consultants were previously employed at or engaged by other laser companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Our efforts to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us may not be successful, and we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

***If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.***

In addition to patent protection, we also rely on protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. The protections we place on our intellectual property or other proprietary rights may not be sufficient. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

**Other Risks**

***Cyber-attacks and other disruptions, security breaches and incidents could have an adverse effect on our business, harm our reputation and expose us to liability.***

Computer malware, viruses, physical or electronic break-ins and similar disruptions and security breaches or incidents could lead to interruption and delays in our services and operations and loss, misuse or theft of data, financial information and Company funds. Computer malware, viruses, ransomware and other malicious code, and hacking and phishing attacks have become more prevalent and may occur on our systems in the future. Threats to and vulnerabilities in our systems and infrastructure and those of our third-party service providers may result from human error, fraud or malice on the part of our employees or third-party service providers or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Attempts by cyber attackers or others to disrupt our services or systems or those of our third-party service providers, as well as employee or service provider error or malfeasance, technical failures, or other causes of security breaches and incidents could harm our business, result in a loss of intellectual property, result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Efforts to prevent cyber attackers from entering and disrupting computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party service providers. Despite the security measures that we and our service providers utilize, our infrastructure and that of our service providers may be vulnerable to physical break-ins, ransomware, computer viruses, other malicious code attacks by hackers, phishing attacks, social engineering, or similar disruptive problems. Though it is difficult to determine what, if any, harm may directly result from any specific interruption, attack or other security breach or incident, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses and liabilities, harm our reputation, brand and ability to attract customers.

As our business and the number of employees grows, the possibility of human error leading to information technology incidents will also increase. Our information technology systems may also not be adequate to support our operations and may introduce opportunities for security breaches and incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to systems, to misappropriate funds, and result in unauthorized access to, or unauthorized use, acquisition, disclosure, loss, corruption, or other processing of personal, confidential, or other sensitive information. Increases in remote work have increased cybersecurity risks, and acts by Russia and associated actors in connection with the conflict between Russia and Ukraine could include cyber-attacks that could disrupt the economy more generally or that could also impact our operations directly or indirectly. We and our third-party service providers also may face difficulties or delays in identifying, responding to, and otherwise mitigating security breaches and incidents, and we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and otherwise remediating or responding to any such breach or incident, and litigating and resolving regulatory investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel.

Costs, expenses, and other liabilities relating to any actual or perceived disruption or security breach or incident may not be covered adequately by insurance, and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

***Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.***

We are vulnerable to natural disasters and significant disruptions including floods, earthquakes, fires, hail storms, snow storms, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, such as the COVID-19 pandemic, acts of terrorism, war or disruptive political events where our facility is located, or where are third-party suppliers' facilities are located, power shortages and blackouts and aging infrastructures. Furthermore, climate change appears to have increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to fulfill our customer contracts or damage our reputation, which would have a material adverse effect on our business, financial condition and results of operations.

***Our financial condition and results of operations as well as those of potential customers could be adversely affected by epidemics, pandemics and other outbreaks such as the COVID-19 pandemic, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.***

We face various risks related to epidemics, pandemics, and other outbreaks. For example, in an effort to contain and mitigate the spread of COVID-19, many countries, including the United States and other of our target markets, imposed unprecedented restrictions on travel and business operations and experienced business closures and a substantial reduction in economic activity. Subsequently, national, state and local governments alternated between the lifting of these restrictions and then reimposing them from time to time in part or in full.

Our operations and performance depend significantly on global and regional economic conditions, and the COVID-19 pandemic, together with the measures taken in response to the COVID-19 pandemic, has had a significant negative effect on global and regional economies.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, travel restrictions, social distancing requirements or other governmental or business disruptions, global unemployment rates, the distribution of vaccines and vaccination rates, waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the emergence of additional COVID-19 variants, including vaccine-resistant strains, and the effectiveness of actions taken in the United States and other countries to prevent, contain, and treat the disease. Recently, a relaxation by the Chinese government of its zero-COVID policy has led to a renewed surge in cases.

New epidemics, pandemics or outbreaks of novel diseases may arise at any time. If such epidemics, pandemics or other outbreaks or a worsening of the COVID-19 pandemic were to occur that result in business disruptions, and if we are unable to recover from such business disruptions on a timely basis, our financial condition and results of operations may be materially adversely affected. We may also incur additional costs due to delays caused by such epidemics, pandemics or other outbreaks, which could adversely affect our financial condition and results of operations.

*Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.*

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

*We may engage in a wide array of potential strategic transactions, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.*

As part of our business strategy, we may engage in a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets, and strategic investments that complement our business, such as to accelerate our presence in the 3D printing metal systems market. Any such transactions may involve numerous risks, which could harm our business and negatively affect our financial condition and results of operations. There is no assurance that any transaction undertaken will result in a completed transaction, despite the time and resources expended. Furthermore, if we do complete such transactions, they may not translate into successful business opportunities and we may not realize the benefits or synergies we had anticipated. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such transactions, each of which could affect our financial condition or the value of our capital stock, result in dilution to our equityholders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would impede our ability to manage our operations. The direct costs of these transactions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the ordinary functioning of our business and adversely affect our operating results.

In addition, we may issue up to $100,000,000 of Common Stock from time to time over a 48-month period under the Lincoln Park Purchase Agreement. Holders of Common Stock will experience dilution in connection with any issuances of Common Stock under the Lincoln Park Purchase Agreement. Pursuant to the Lincoln Park Purchase Agreement, the Company issued to Lincoln Park in connection with the Closing 200,000 shares of Common Stock in consideration for entering into the Lincoln Park Purchase Agreement and has also agreed to issue, on the date that is 30 days after the Closing, a number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share. Holders of Common Stock will also experience dilution in connection with the issuances of such commitment shares to Lincoln Park and upon conversion of shares of Preferred Stock (including those already issued at Closing or those that may yet be issued in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan and the Company's election to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement). Such dilution or any decline in the prevailing market price of our Common Stock, whether due to the foregoing or due to sales by holders of Common Stock, may limit our ability to use our securities in connection with a potential strategic transaction or may require increased dilution in the event that we pursue a potential strategic transaction using our securities to pay for such transaction.

***Negative publicity could result in a decline in our growth and have a material adverse effect on our business, our brand and our results of operations.***

We have invested and will continue to invest in our brand. We believe that maintaining and enhancing our brand identity is critical to our relationships with existing partners and customers, and to our ability to attract new partners and customers. Our ability to compete for and maintain partnerships relies to a large extent on our partners and customers' trust in our business and the value of our brand. The failure or perceived failure to maintain our brand could adversely affect our brand value, financial condition and results of operations. Negative publicity can adversely affect our reputation and damage our brand, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, employee claims of discrimination or harassment, product failures, existing or future litigation or regulatory actions, inadequate protection of customer information, data breaches, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, and media coverage, whether accurate or not. Negative publicity or allegations of unfavorable business practices, poor governance, or workplace misconduct can be rapidly and widely shared over social or traditional media or other means, and could reduce demand for our products, undermine the loyalty of our customers and impact our partnerships, reduce our ability to recruit and retain employees, or lead to greater regulatory scrutiny of our operations. In addition, we and our officers, directors and employees may be, named or otherwise involved in litigation or claims, including employment-related claims such as workplace discrimination or harassment, which could result in negative publicity or adversely impact our business, even if we are ultimately successful in defending against such claims.

**Risks Relating to Being a Public Company**

***Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.***

Our quarterly results of operations and key metrics may vary significantly in the future, given our long sales cycles, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations and key metrics include, without limitation, those listed elsewhere in the Proxy Statement and the Form 8-K and:

- our ability to generate revenue from new product launches;

- our ability to expand our number of customers and sales;

- our ability to hire and retain employees;

- the timing of expenses and recognition of revenue;

- the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, as well as international expansion;

- changes in our pricing or those of our competitors;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- changes in laws and regulations that impact our business;

- the timing of expenses related to any future acquisitions, including our ability to successfully integrate, and fully realize the expected benefits of, any completed acquisitions;

- health epidemics or pandemics, such as the COVID-19 pandemic;

- civil unrest and geopolitical instability; and

- general political, economic, and market conditions.

***We will incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.***

We will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect will increase further after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE American and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will be required to devote a substantial amount of time to compliance with these requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, we may need to create new board committees and adopt new internal controls and disclosure controls and procedures. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations, including our reporting requirements under the Exchange Act, will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings or regulatory investigations, and may cause reputational damage. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

***We are an "emerging growth company," and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.***

For so long as we remain an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC's internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of our Common Stock. We will cease to be an "emerging growth company" upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of our IPO).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying

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with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

***If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.***

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of NYSE American's listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, Tailwind identified a material weakness in Tailwind's internal control over financial reporting related to its control around the interpretation and accounting for certain complex financial instruments, which has since been remediated. As a result of this material weakness, Tailwind concluded that Tailwind's internal controls over financial reporting were not effective as of December 31, 2020 and December 31, 2021. This material weakness resulted in a material misstatement of Tailwind's warrant liabilities, change in fair value of warrant liabilities, Class A Common Stock subject to possible redemption, additional paid-in capital, accumulated deficit and related financial disclosures for the fiscal years ended December 31, 2020 and December 31, 2021 and for the quarterly periods ended September 30, 2020, March 31, 2021, June 30, 2021 and September 30, 2021 (the "Affected Periods").

To respond to this material weakness, Tailwind devoted significant effort and resources to the remediation and improvement of Tailwind's internal control over financial reporting. If other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our securities to decline.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by management in its internal control over financial reporting. Our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting depending on our reporting status. We are required to disclose changes made in our internal control and procedures on a quarterly basis. To continue to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NYSE American.

***We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.***

Following the issuance of the SEC's statement regarding accounting and reporting considerations for warrants issued by special purpose acquisition companies, after consultation with Tailwind's independent registered public accounting firm, Tailwind's management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements for the Affected Periods. As discussed elsewhere in the Proxy Statement, Tailwind identified a material weakness in its internal controls over financial reporting, which has since been remediated.

As a result of such material weakness, the restatement of Tailwind's financial statements for the Affected Periods, the Company face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in Tailwind's internal control over financial reporting and the preparation of its financial statements. As of the date of the Form 8-K, the Company has no knowledge of any such litigation or dispute. However, the Company cannot provide assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the results of operations and financial condition of the Company.

***Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.***

We prepare our financial statements in accordance with GAAP in the United States, which are subject to interpretation or changes by the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results. Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

***Our management has limited experience in operating a public company.***

Our executive officers have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to revenue producing activities and the management and growth of our business, adversely affecting our ability to attract or take advantage of business opportunities. Our management team may not be successful or effective in managing a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

***The Company is a "controlled company" within the meaning of the rules of NYSE American and, as a result, qualifies for, and could rely on, exemptions from certain corporate governance requirements.***

As of immediately following the consummation of the Business Combination, the Anzu Investors had beneficial ownership of a majority of our outstanding Common Stock. As a result, we were considered a "controlled company" within the meaning of the corporate governance standards of NYSE American at such time. Currently, under the rules of NYSE American, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may be exempt from certain stock exchange corporate governance requirements, which, generally, include the following:

- the requirement that a majority of the board consist of independent directors;

- the requirement that the company's nominating and corporate governance committee consists entirely of independent directors; and

- the requirement that the company's compensation committee consists entirely of independent directors.

Though we currently do not intend to take advantage of any "controlled company" exemptions even if we are deemed to be a "controlled company," if we were to elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American corporate governance requirements."

***The redemption of our Preferred Stock may require a significant amount of cash and may result in adverse tax consequences.***

Pursuant to the Certificate of Designations, on January 31, 2025, which is the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price ("VWAP") of Common Stock, then we will convert all outstanding shares of our Preferred Stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash. Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of Preferred Stock we may be required to redeem. In connection with any such redemption, we may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any Preferred Stock redeemed. The redemption of the Preferred Stock and the payment of any excise tax could adversely affect the Company's business, financial position and results of operations. In the event our assets are not sufficient to meet our redemption obligations, this could have a significant adverse effect on our reputation, business, financial condition, growth and ability to accomplish our strategic objectives.

**Risks Relating to Ownership of our Securities**

***Our Common Stock is subordinated to our Preferred Stock.***

In connection with the Closing, the Company declared an issuance of shares of Preferred Stock to our holders of record of Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Legacy Nuburu who waived such stockholders' entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (provided that such waiver did not apply with respect to shares of Common Stock received as a result of the conversion of any Company Note) and (b) the Sponsor, which waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement), with one share of Preferred Stock being issued in respect of each such share of Common Stock. Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of Preferred Stock. Such Preferred Stock is convertible into shares of Common Stock at any time at the holder's option, and in certain circumstances at the Company's option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations. As described in the Certificate of Designations, shares of Preferred Stock rank senior to shares of Common Stock, with respect to rights on the distribution of assets in any voluntary or involuntary liquidation, dissolutions or winding up of the affairs of the Company.

***Shares of our Preferred Stock may be subordinate to any senior preferred stock we may issue and to any future indebtedness.***

We may, subject to approval by the majority of the holders of the shares of our Preferred Stock, issue equity or debt securities that rank senior or pari passu to the rights of our Preferred Stock. If we were to issue any such equity or debt securities, the shares of our Preferred Stock may rank junior to such securities with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, as well as to all creditor claims and other non-equity claims against us and our assets available to satisfy claims on it, including claims in a bankruptcy or similar proceeding.

***At the two-year anniversary of the Preferred Stock Issuance, we will be obligated to redeem shares of our Preferred Stock for cash. There can be no guarantee that we will have funds available to make this redemption.***

Pursuant to the Certificate of Designations, on January 31, 2025, the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price ("VWAP") of our Common Stock, then we will convert all outstanding shares of our Preferred stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash. In addition, upon any conversion at any time that would result in the holders beneficially owning greater than 9.99% of our voting stock outstanding as of the conversion date or any individual holder beneficially owning common stock in excess of the maximum number of shares of common stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall also be paid in cash, based on an amount per share of common stock equal to the last reported price per share of the common stock on the trading day immediately preceding the conversion date. We intend to satisfy these obligations through cash on hand, through proceeds from the potential issuance of shares to Lincoln Park, pursuant to the Lincoln Park Purchase Agreement, or otherwise available for use following consummation of the Business Combination. However, there can be no guarantee that we will have sufficient funds available to meet these obligations. In addition to being required to pay such amounts as owing pursuant to these obligations, we may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any Preferred Stock redeemed. The redemption of the Preferred Stock and the payment of any excise tax could adversely affect our business, financial position and results of operations, and in the event our assets are not sufficient to meet our redemption obligations, the amounts distributed to such holders would be paid out on a pro rata basis.

***NYSE American may delist the Company's securities from trading on its exchange, which could limit investors' ability to make transactions in its securities and subject the Company to additional trading restrictions.***

The Company's Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols "BURU" and "BURU WS", respectively. In order to continue listing its securities on the NYSE American, the Company is required to maintain certain financial, distribution and stock price levels. In addition to the listing requirements for the Common Stock, the NYSE American imposes listing standards on the Public Warrants. We cannot assure you that the Company will be able to continue to meet those listing requirements.

If the NYSE American delists the Company's securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that the Common Stock is a "penny stock" which will require brokers trading in Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Since the Company's Common Stock and Public Warrants are listed on NYSE American, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if the Company was no longer listed on a securities exchange, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

***If our Common Stock is delisted from trading, the ability of holders of Preferred Stock to transfer or sell their shares of our Preferred Stock may be limited and the market value of our Preferred Stock will likely be materially adversely affected.***

The Preferred Stock does not contain provisions that are intended to protect the holders of our Preferred Stock if our Common Stock is delisted from trading on the NYSE American. Accordingly, if our Common Stock is delisted from trading on NYSE American and we are unable to have our Common Stock listed on another securities exchange, the ability of holders of our Preferred Stock to transfer or sell their shares may be limited and the market value of our Preferred Stock will likely be materially adversely affected.

***The Company's stock price may change significantly and you could lose all or part of your investment as a result.***

The trading price of the Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed above and the following, to the extent not already stated:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of the Company's competitors;

- the impact of the COVID-19 pandemic and its effect on the Company's business and financial conditions;

- changes in expectations as to the Company's future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by the Company or its competitors;

- announcements by the Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- any significant change in the Company's management;

- changes in general economic or market conditions, including rising interest rates, or trends in the Company's industry or markets;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company's business;

- future sales of Common Stock or other securities;

- investor perceptions or the investment opportunity associated with Common Stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by the Company or third parties, including the Company's filings with the SEC;

- litigation involving the Company, the Company's industry, or both, or investigations by regulators into the Company's operations or those of the Company's competitors;

- guidance, if any, that the Company provides to the public, any changes in this guidance or the Company's failure to meet this guidance;

- the development and sustainability of an active trading market for the Company's stock;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, pandemics, hostilities or the perception that hostilities may be imminent, military conflict and war, such as the war in Ukraine, acts of terrorism, sanctions or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Common Stock, regardless of the Company's actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Company's business regardless of the outcome of such litigation.

### *There is no public market for our Preferred Stock.*

There is no established public trading market for our Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply to list our Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq. Without an active market, the liquidity of our Preferred Stock will be limited.

### *Because there are no current plans to pay cash dividends on our Common Stock or Preferred Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid.*

We intend to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Common Stock or our Preferred Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders and us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future indebtedness we may incur. As a result, you may not receive any return on an investment in our Common Stock unless you sell shares for a price greater than that which you originally paid.

***If securities analysts do not publish research or reports about the Company's business or if they downgrade the Company's stock or the Company's industry, the Company's stock price and trading volume could decline.***

The trading market for Common Stock will rely in part on the research and reports that industry or financial analysts publish about the Company or its business. The Company will not control these analysts. In addition, some financial analysts may have limited expertise with Nuburu's model and operations. Furthermore, if one or more of the analysts who do cover the Company downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of the Company's stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, the Company could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

***The sale of the Securities registered for resale and future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain Selling Securityholders still may receive significant proceeds.***

The sale of shares of Common Stock or Public Warrants in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Common Stock and Public Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

Certain of shares of Common Stock held by parties who hold registration rights requiring the Company to file a registration statement to register such shares were purchased at prices that were significantly below the current trading price of our Common Stock and the sale of such shares could result in the Selling Securityholder realizing a significant gain. The Sponsor paid an aggregate of $25 thousand, or a weighted average price per share of approximately $0.03 for the 950,000 shares of Common Stock they currently hold. Certain former stockholders of Legacy Nuburu, including our officers and directors paid an aggregate of $60.0 million, or a weighted average price per share of approximately $1.82 for the 32,994,283 shares of Common Stock they currently hold.

Even if our trading price is significantly below the price of our Common Stock at the time of the closing of the Business Combination, certain of the Selling Securityholders, including the Sponsor and certain Legacy Nuburu stockholders, may still have an incentive to sell shares of Common Stock because they purchased the shares at prices lower than the current trading price of our common stock and may profit substantially even under circumstances in which other stockholders may experience losses in connection with their investment. For example, based on the closing price of our common stock of $8.21 on February 3, 2023, the Sponsor would experience a potential profit of up to approximately $8.18 per share, or up to approximately $7.8 million in the aggregate, if they sold their shares at that price, and certain former stockholders of Legacy Nuburu, including our officers and directors would experience a potential profit of up to approximately $6.39 per share, or up to approximately $210.8 million in the aggregate. Public stockholders that purchased shares of Class A Common Stock prior to the Business Combination may have paid more than the Sponsor, the Sponsor's permitted transferees, or holders of Legacy Nuburu capital stock for their shares and would not expect to see a positive return unless our stock price appreciates above the price at which such stockholders purchased their shares.

As of the Closing Date, approximately 94% of our outstanding shares of Common Stock are subject to certain lock-up restrictions (see the section in the Proxy Statement entitled "*Other Agreements — Registration Rights* *and Lock-up Agreement*" beginning on page 202). Sales of our Common Stock following the expiration of these lock-up restrictions or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the market price of our Common Stock to decline if such equity holders sell or are perceived by the market as intending to sell any such securities, and make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate.

The Anzu Investors, who own 18,345,111 shares of Common Stock, constituting approximately 55.7% of our issued and outstanding Common Stock as of the Closing Date, and 1,081,361 shares of Preferred Stock, constituting approximately 38.0% of our issued and outstanding Preferred Stock as of the Closing Date, have entered into the 10b5-1 Sales Plan authorizing Tigress Financial Partners LLC ("Tigress") to sell all of the shares of Common Stock received by the Anzu Investors at Closing (such plan does not include shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof) during the Plan Period (as defined in the 10b5-1 Sale Plan, subject to certain price and volume parameters and other conditions set forth in such plan (see the section of the Proxy Statement entitled "*Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions*" beginning on page 272). The sale of such shares of Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or to utilize all or part of the Lincoln Park funding agreement, particularly at the higher Regular Purchase Share Limits (as defined in the Lincoln Park Purchase Agreement). If the Anzu Investors make sales during the 180 days following the Closing Date and the Company chooses to cause the Anzu SPVs to purchase shares of Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, the issuance of such shares of Preferred Stock may cause the market price of the Common Stock to decline in anticipation of the Company's obligation to redeem such shares upon the two-year anniversary. If such shares are not redeemed but instead are converted into Common Stock, this may result in dilution to the interests of other holders of Common Stock.

In addition, we have reserved a total of up to 8,327,424 shares of our Common Stock for future issuance under the Equity Incentive Plan and ESPP, which will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock issued pursuant to our equity plans. Such Form S-8 registration statement will be automatically effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to the provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable.

In addition, pursuant to the Registration Rights Agreement by and among the Company, Legacy Nuburu and Lincoln Park, dated as of August 5, 2022 (the "Lincoln Park Registration Rights Agreement"), the Company is required to file the Lincoln Park Registration Statement with the SEC within 30 days following the Closing. After the Lincoln Park Registration Statement becomes effective, if and when the Company does issue Common Stock to Lincoln Park, Lincoln Park may resell all, some or none of such shares at any time or from time to time in its discretion, subject to compliance with applicable securities laws and the Lincoln Park Purchase Agreement. Therefore, issuances to Lincoln Park by the Company could result in substantial dilution to the interests of other holders of Common Stock. Additionally, the issuance of a substantial number of Common Stock to Lincoln Park, or the anticipation of such issuances, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at prices that it might otherwise wish to effect such sales.

In the future, the Company may also issue its securities in connection with investments or acquisitions. The amount of shares of Common Stock issued in connection with an investment or acquisition could constitute a material portion of the Company's then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the Company's stockholders.

***Anti-takeover provisions in our Governing Documents could delay or prevent a change of control.***

Certain provisions of our Governing Documents may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company's stockholders.

These provisions, among other things:

- provide for a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the Company's board of directors are elected at one time;

- authorize the Company's board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

- do not permit stockholders to call special meetings of stockholders;

- do not permit stockholders to fill vacancies on the Company's board of directors;

- provide for advance notice requirements for nominations for election to the Company's board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

- permit the Company's board of directors to establish the number of directors;

- provide that the Company's board of directors is expressly authorized to make, alter or repeal the Bylaws;

- provide that stockholders can remove directors only for cause and only upon the approval of not less than a majority of all outstanding shares of the Company's voting stock;

- require the approval of not less than two-thirds of all outstanding shares of voting stock to amend specific provisions of the Bylaws and the Certificate of Incorporation; and

- limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, the Company will be subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of the Company.

These anti-takeover provisions could make it more difficult for a third-party to acquire the Company, even if the third-party's offer may be considered beneficial by many of the Company's stockholders. As a result, the Company's stockholders may be limited in their ability to obtain a premium for their shares.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause the Company to take other corporate actions you desire.

***As a holder of our Preferred Stock, you will have extremely limited voting rights.***

Except for certain consent rights on matters set forth in the section of the Proxy Statement entitled "*Description of New Nuburu Capital Stock — Preferred Stock — Voting Rights*" beginning on page 249, the holders of our Preferred Stock will not be entitled to vote at or receive notice of any meeting of stockholders.

***The Company's stockholders will experience dilution as a result of the issuance of Common Stock (i) to Lincoln Park pursuant to the Lincoln Park Purchase Agreement (both through the obligation to issue additional shares 30 days after the Closing and pursuant to any subsequent requests for funding made by the Company), (ii) under the Equity Incentive Plan, (iii) under the ESPP, (iv) pursuant to the exercise of outstanding options, (v) to holders of Preferred Stock upon the conversion of their shares of Preferred Stock or (vi) pursuant to the future exercise of Public Warrants. Having a minority share position may reduce the influence that our current stockholders have on the management of the Company.***

Thirty days following the Closing, the Company is obligated to issue to Lincoln Park under the Lincoln Park Purchase Agreement a number of shares of Common Stock equal to $2,000,000 divided by the lesser of (i) $10.00 per share or (y) the average closing price of the Common Stock for the ten consecutive business days prior to the date that is 30 days after the closing of the Merger, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share. Upon satisfaction of certain conditions, the Company may also direct Lincoln Park to purchase up to an aggregate of $100,000,000 of Common Stock. Holders of our Common Stock will experience dilution in connection with any issuances of Common Stock under the Lincoln Park Purchase Agreement.

In addition, certain of Nuburu's current and former employees, directors and consultants hold outstanding options, and certain of Nuburu's current and future employees, directors and consultants are expected to be granted equity awards and purchase rights under the Equity Incentive Plan and the ESPP, as applicable. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Common Stock.

Your Common Stock ownership may also be substantially diluted by the exercise of Public Warrants.

The Preferred Stock may be converted into shares of Common Stock at the election of the stockholder or the Company, subject to certain conditions set forth in the Certificate of Designations (see the section in the Proxy Statement entitled "*Description of New Nuburu Capital Stock — Preferred Stock*" beginning on page 248). If shares of Preferred Stock are converted into shares of Common Stock, holders of Common Stock will incur immediate dilution.

The issuance of additional Common Stock will significantly dilute the equity interests of existing holders of the Company securities and may adversely affect prevailing market prices for our Common Stock or Public Warrants. Such dilution may also reduce the influence that you may have on the management of the Company through the matters that are presented for voting to the Company's stockholders.

***The Company may amend the terms of its warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.***

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public

Warrants. Accordingly, the Company may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although the Company's ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding warrants is broad, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a warrant.

***The Company may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.***

The Company has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption and provided certain other conditions are met. Shares of the Common Stock have never traded above $18.00 per share. If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.

The Company will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, the Company may redeem outstanding warrants after they become exercisable for $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Common Stock determined based on the redemption date and the fair market value of the Common Stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of shares of common stock received is capped at 0.361 shares of Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

We have no obligation to notify holders of the warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event we decide to redeem the warrants, we are required to mail notice of such redemption to the registered warrant holders not less than 30 days prior to the redemption date.

***Warrants will become exercisable for our Common Stock and our Preferred Stock will be convertible into Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.***

Outstanding warrants to purchase an aggregate of 16,710,785 shares of our Common Stock will become exercisable thirty (30) days after Closing. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of Common Stock (for more on information on the Warrants, see the section of the Proxy Statement titled "*Description of New Nuburu Capital Stock — Warrants*" beginning on page 250). Additionally, our Preferred Stock will be convertible into shares of our Common Stock at any time at the holder's option, and in certain circumstances at our option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations (for more on information on the Preferred Stock, see the section of the Proxy Statement titled "*Description of New Nuburu Capital Stock — Preferred Stock*" beginning on page 248). Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, we may choose to cause the Anzu SPVs to purchase shares of our Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of our Preferred Stock.

To the extent such warrants are exercised or such shares of our Preferred Stock are converted, additional shares of Common Stock will be issued, which will result in dilution to our then current holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

### *The future exercise of registration rights may adversely affect the market price of Common Stock.*

Certain of our stockholders have registration rights for restricted securities. In connection with entry into the Business Combination Agreement, Legacy Nuburu entered into the Registration Rights and Lockup Agreement with the Sponsor and certain other stockholders of Nuburu, which provide for customary "demand" and "piggyback" registration rights for certain stockholders. In addition, shares of Common Stock acquired by Lincoln Park pursuant to the Lincoln Park Purchase Agreement will be afforded certain registration rights. Sales of a substantial number of shares of Common Stock pursuant to these resale registration statements in the public market could occur at any time the registration statements remain effective, in particular since the Anzu Investors, who immediately following the Closing owned 18,345,111 shares of Common Stock collectively (amounting to approximately 55.7% of the outstanding shares of Common Stock) and 1,081,361 shares of Preferred Stock (amounting to approximately 38.0% of the outstanding shares of Preferred Stock), have entered into the 10b5-1 Sales Plan authorizing Tigress to sell all of the shares of Common Stock received by the Anzu Investors at Closing (such plan does not include shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof) during the Plan Period, subject to certain price and volume parameters and other conditions set forth in such plan (see the section of the Proxy Statement entitled "*Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions*" beginning on page 272). In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares of Common Stock intend to sell shares of Common Stock, could reduce the market price of Common Stock.

### *There is no guarantee that our Warrants will be in the money at the time they become exercisable, and they may expire worthless.*

The exercise price for our Warrants is $11.50 per share of Common Stock which exceeds $8.21, the closing price of our Common Stock on the NYSE American on February 3, 2023. The likelihood that Warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless.

### *Jefferies, the underwriter in our IPO, was to be compensated in part on a deferred basis for already-rendered underwriting services in connection with our IPO, yet Jefferies gratuitously waived its entitlement to such compensation and disclaimed any responsibility for the Company's registration statement on Form S-4 and the Proxy Statement filed in connection with the Business Combination.*

Pursuant to that certain Underwriting Agreement, dated September 3, 2020, by and between the Company and Jefferies, acting individually and as representative of the several underwriters named in Schedule A thereto (the

"Underwriting Agreement"), Jefferies was entitled to approximately $11.7 million in deferred underwriting fees as consideration for services rendered to the Company in connection with our IPO, which were to become payable upon consummation of a business combination transaction. On August 3, 2022, Jefferies formally notified the Company in writing that it would not act in any capacity in connection with the Business Combination and waived its entitlement to all deferred underwriting fees with respect to the Business Combination. Jefferies did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees. Aside from making an introduction between the Company and Anzu Partners LLC in June 2022 with respect to a portfolio company of Anzu Partners other than Nuburu, Jefferies was not involved in the Business Combination. Except for the disclosure regarding the waiver of its deferred underwriting fees and Jefferies' notification to the Company that it would not act in any capacity in connection with the Business Combination, Jefferies was not involved in the preparation of any disclosure that is included in the Proxy Statement filed in connection with the Business Combination, including any analysis underlying such disclosure. Jefferies had no role in the Business Combination and, pursuant to Section 11(b)(1) of the Securities Act, affirmatively disclaimed any responsibility for any portion of the registration statement on Form S-4 and the Proxy Statement filed by the Company in connection with the Business Combination. However, the deferred underwriting fees were to be paid in consideration of services rendered in connection with our IPO, and such services were rendered. Jefferies received no additional consideration for the waiver of its entitlement to the deferred underwriting fees. Investors should be aware that the waiver of a deferred underwriting fee is unusual and investors should not place undue reliance on the fact that Jefferies was previously involved with Tailwind.

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Exhibit 99.2

**UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION**

*Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in the Current Report on Form 8-K (the "Form 8-K") to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the SEC on December 12, 2022 (the "Proxy Statement").*

*Unless the context requires otherwise, all references to (i) "Tailwind" refer to Tailwind Acquisition Corp. prior to giving effect to the Business Combination; (ii) "Nuburu" refer to the entity formerly known as Tailwind Acquisition Corp., which is now named Nuburu, Inc., after giving effect to the Business Combination; and (iii) "Legacy Nuburu" refer to the entity formerly known as Nuburu, Inc., which is now named Nuburu Subsidiary, Inc. after giving effect to the Business Combination.*

**Introduction**

Nuburu is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical unaudited balance sheet of Tailwind as of September 30, 2022 with the historical unaudited consolidated balance sheet of Legacy Nuburu as of September 30, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the historical unaudited statement of operations of Tailwind for the nine months ended September 30, 2022 with the historical unaudited consolidated statement of operations of Legacy Nuburu for the nine months ended September 30, 2022. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2021 with the historical audited consolidated statement of operations of Legacy Nuburu for the fiscal year ended December 31, 2021, giving effect to the Business Combination as if it had been consummated on January 1, 2021. The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind's December 27, 2022 special meeting of stockholders, after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

- The historical unaudited financial statements of Tailwind as of and for the nine months ended September 30, 2022 and audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2021, included in the Proxy Statement and incorporated by reference; and

- The historical unaudited consolidated financial statements of Legacy Nuburu as of and for the nine months ended September 30, 2022 and the historical audited consolidated financial statements of Legacy Nuburu as of and for the fiscal year ended December 31, 2021, included in the Proxy Statement and incorporated by reference.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Tailwind and Legacy Nuburu have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information should also be read together with "*Tailwind Management's Discussion and Analysis of Financial Condition and Results of Operations*" and "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operations*," and other financial information included in the Proxy Statement.

**Description of the Business Combination**

On August 5, 2022, Tailwind entered into a Business Combination Agreement with Merger Sub and Legacy Nuburu. Pursuant to the Business Combination Agreement, Legacy Nuburu merged with Merger Sub, with Legacy Nuburu surviving as a wholly owned subsidiary of Nuburu.

At the Effective Time:

- Each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu's Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio;

- each share of Legacy Nuburu Common Stock, issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio;

- each Legacy Nuburu Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an Exchanged Option equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option continues to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time;

- each Legacy Nuburu RSU issued and outstanding immediately prior to the Effective Time was converted into an Exchanged RSU equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU continues to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time;

- each outstanding warrant to purchase shares of Legacy Nuburu Common Stock was "net exercised" as of immediately prior to the Effective Time in accordance with its terms, is no longer outstanding, and was subsequently converted into Common Stock at the Effective Time as further described above; and

- each outstanding Legacy Company Note was canceled and converted into shares of Legacy Nuburu Common Stock in accordance with its terms as of immediately prior to the Effective Time, which shares were then outstanding as Legacy Nuburu Common Stock as of immediately prior to the Effective Time and subsequently converted into Common Stock at the Effective Time as further described above (and with such shares being entitled to participate in the Preferred Stock Issuance).

The "Common Stock Exchange Ratio" means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The "Aggregate Common Stock Merger Consideration" means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issued pursuant to Section 3.01(a)(i) of the Business Combination Agreement. "Fully-Diluted Company Shares" means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu capital stock that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Legacy Nuburu Common Stock issued upon the full exercise, exchange or conversion of Legacy Nuburu warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Company Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that "Fully-Diluted Shares" excluded (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The "Preferred Stock Exchange Ratio" means, with respect to each share of Legacy Nuburu Preferred Stock, the number of shares of Common Stock which a share of such series of Preferred Stock was cancelled and converted into pursuant to the applicable provisions of the Business Combination Agreement. Pursuant to the Business Combination Agreement, each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Common Stock that such share of Legacy Company Preferred Stock was entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Legacy Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

"Preferred Stock Liquidation Preference" means

(a) with respect to the Legacy Nuburu Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(b) with respect to the Legacy Nuburu Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;

(c) with respect to the Legacy Nuburu Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(d) with respect to the Legacy Nuburu Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and

(e) with respect to the Legacy Nuburu Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

Pursuant to the terms of the Business Combination Agreement, the Common Stock and the Preferred Stock Exchange Ratios were as follows:

| Legacy Nuburu Class / Series | Exchange Ratio |
| --- | --- |
| Legacy Nuburu Common Stock . . . . . . . . . . . . . . . . . . . . . . . . | 0.515 |
| Legacy Nuburu Series A Preferred Stock . . . . . . . . . . . . . . . . | 0.566 |
| Legacy Nuburu Series A-1 Preferred Stock . . . . . . . . . . . . . . | 0.599 |
| Legacy Nuburu Series B Preferred Stock . . . . . . . . . . . . . . . . | 0.831 |
| Legacy Nuburu Series B-1 Preferred Stock . . . . . . . . . . . . . . | 0.515 |
| Legacy Nuburu Series C Preferred Stock . . . . . . . . . . . . . . . . | 1.146 |

The foregoing accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.

**Closing Date Redemptions**

The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind's December 27, 2022 special meeting of stockholders (the "Closing Date Redemptions"), after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

**Other Events in Connection with the Business Combination**

Other events that took place in connection with the Business Combination are summarized below:

- Preferred Stock Issuance. At the Closing, Tailwind declared an issuance of shares of Series A Preferred Stock to the holders of record of Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Legacy Nuburu who had waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, excludes shares of Common Stock received as a result of the conversion of any Legacy Company Note) and (b) the Sponsor, who waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement), with one share of Series A Preferred Stock issued in respect of each such share of Common Stock. For clarity, any stockholder of the Company that elected to redeem its shares in connection with the Business Combination did not participate in the Preferred Stock Issuance with respect to the shares it so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the Series A Preferred Stock are set forth in a Certificate of Designations that was filed in connection with the Closing.

- Lincoln Park Purchase Arrangement: Tailwind, Legacy Nuburu and Lincoln Park have entered into a purchase agreement pursuant to which Nuburu may direct Lincoln Park to purchase up to $100 million of Common Stock from time to time over a 48-month period, subject to certain limitations contained in the Lincoln Park Purchase Agreement. At the Closing, Nuburu issued 200,000 shares of Common Stock to Lincoln Park, and Nuburu is obligated to issue 30 days after the Closing a number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.

- Founder Shares: In June 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (269,607 of which were subsequently forfeited following the underwriter's partial exercise of its over-allotment option). In connection with the Business Combination, the Founder Shares held by the Sponsor were forfeited other than 1,150,000 shares (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) See "*Other Agreements—Sponsor Support Agreement*" in the Proxy Statement and the section titled "Share Transfer Agreement" under Item 1.01 of the Company's Current Report on Form 8-K filed with the SEC on January 31, 2023, for more information.

**Accounting for the Business Combination**

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP because Legacy Nuburu has been determined to be the accounting acquirer. Under this method of accounting, Tailwind, which is the legal acquirer, is treated as the accounting acquiree for financial reporting purposes and Legacy Nuburu, which is the legal acquiree, is treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Nuburu have become the historical financial statements of Nuburu, and Tailwind's assets, liabilities and results of operations have been consolidated with Legacy Nuburu's beginning on the acquisition date. For accounting purposes, the financial statements of Nuburu represent a continuation of the financial statements of Legacy Nuburu with the Business Combination being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical costs and no goodwill or other intangible assets have been recorded. Operations prior to the Business Combination will be presented as those of Legacy Nuburu in future reports of Nuburu.

Legacy Nuburu was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- Legacy Nuburu stockholders comprise a majority of the voting power of Nuburu;

- The Nuburu board of directors consists only of members of the Legacy Nuburu board of directors or nominees selected by Legacy Nuburu;

- Legacy Nuburu's operations prior to the acquisition comprise the only ongoing operations of Nuburu;

- Legacy Nuburu's senior management comprises the senior management of Nuburu;

- Nuburu has assumed the Legacy Nuburu name; and

- Legacy Nuburu's headquarters have become Nuburu's headquarters.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Nuburu following the completion of the Business Combination. The unaudited pro forma adjustments represent management's estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

**Basis of Pro Forma Presentation**

The following summarizes the pro forma Common Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

| | No. of Common Shares[1] | % Common Ownership[1] |
|---|---|---|
| Nuburu Stockholders[2] | 31,323,904 | 94.9% |
| Tailwind Public Stockholders | 316,188 | 1.0% |
| Tailwind Sponsor | 950,000 | 2.9% |
| Nautilus Master Fund, L.P.[3] | 150,000 | 0.5% |
| Cohen & Company Capital Markets[4] | 50,000 | 0.2% |
| Lincoln Park Commitment Shares[5] | 200,000 | 0.6% |
| **Total** | 32,990,092 | 100.0% |

(1) Excludes Series A Preferred Stock issued through the Preferred Stock Issuance. Ownership of Series A Preferred Stock is described in more detail in the table below.

(2) Representing Common Stock issued to Legacy Nuburu stockholders (i.e., in respect of Legacy Nuburu Preferred Stock and Legacy Nuburu Common Stock (including Legacy Nuburu Common Stock issued in respect of the Legacy Company Notes and any Legacy Nuburu warrants that were net exercised, but excluding shares of Common Stock subject to Exchanged Options and Exchanged RSUs)).

(3) Representing 150,000 shares transferred by the Sponsor to Nautilus Master Fund, L.P. in connection with the Closing.

(4) Representing 50,000 shares transferred by the Sponsor to Cohen & Company Capital Markets in connection with the Closing.

(5) Lincoln Park held 200,000 commitment shares as of the Closing and, 30 days after the Closing, Nuburu will issue a number of commitment shares equal to $2,000,000 divided by the lesser of (i) $10.00 per share or (ii) the average closing price of Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.

The following summarizes the pro forma Series A Preferred Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

| | No. of Preferred Shares | % Preferred Ownership |
|---|---|---|
| Legacy Nuburu Stockholders[1] | 15,478 | 0.5% |
| Legacy Nuburu Company Noteholders[2] | 1,361,787 | 47.9% |
| Tailwind Public Stockholders | 316,188 | 11.1% |
| Tailwind Sponsor | 650,000 | 22.9% |
| Anzu Warrant Shares[3] | 500,000 | 17.6% |
| **Total** | 2,843,453 | 100.0% |

(1) As of the Closing, each Nuburu stockholder waived its right to participate in the Preferred Stock Issuance (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes prior to the Closing, which were entitled to participate in the Preferred Stock Issuance). Nuburu stockholders entitled to receive approximately 99% of the Common Stock issued as merger consideration pursuant to the Business Combination Agreement agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes).

(2)    Accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.

(3)    Represents 500,000 shares of Series A Preferred Stock issued pursuant to a warrant issued to Anzu Partners pursuant to the Services Agreement.

**Unaudited Pro Forma Condensed Combined Balance Sheet**
**As of September 30, 2022**
*(in thousands, except per share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents .......................... | $ 385 | $ 4,048 | $ 3,238 | A | $ 7,354 |
| | | | 6,100 | B | |
| | | | (6,417) | C | |
| Accounts receivable ................................ | — | 744 | — | | 744 |
| Inventories, net .................................... | — | 1,105 | — | | 1,105 |
| Deferred financing costs ........................... | — | 2,835 | (2,835) | D | — |
| Prepaid expenses and other ........................ | 115 | 82 | — | | 197 |
| Total Current Assets ............................. | 500 | 8,814 | 86 | | 9,400 |
| Property and Equipment, net ...................... | — | 3,820 | — | | 3,820 |
| Construction in progress .......................... | — | 26 | — | | 26 |
| Right-of-use asset ................................ | — | 717 | — | | 717 |
| Deposits ......................................... | — | 34 | — | | 34 |
| Investment held in Trust Account ................... | 33,034 | — | (33,034) | A | — |
| Total Assets ..................................... | $33,534 | $13,411 | $(32,948) | | $13,997 |
| **Liabilities** | | | | | |
| Accounts payable and accrued expenses .............. | $ 4,639 | $ 5,397 | $ 1,360 | E | $ 2,562 |
| | | | 2,451 | F | |
| | | | (3,449) | G | |
| | | | (2,095) | H | |
| | | | (2,550) | I | |
| | | | (3,192) | J | |
| Contract liabilities ............................... | — | 259 | — | | 259 |
| Operating lease liability, current ................... | — | 336 | — | | 336 |
| Legacy Company Notes payable ..................... | — | 5,300 | (5,300) | K | — |
| Income taxes payable .............................. | 279 | — | — | | 279 |
| Total current liabilities ........................... | 4,918 | 11,292 | (12,774) | | 3,436 |
| Operating lease liability, noncurrent ................. | — | 461 | — | | 461 |
| Convertible note – related party ..................... | 600 | — | (600) | L | — |
| Deferred underwriting commissions .................. | 11,698 | — | (11,968) | M | — |
| Warrant liabilities ................................ | 2,113 | — | (776) | N | 1,337 |
| Total liabilities .................................. | 19,329 | 11,753 | (25,848) | | 5,234 |
| **Mezzanine equity** | | | | | |
| Preferred stock ................................... | — | — | — | | — |
| Class A common stock subject to possible redemption .... | 32,893 | — | (32,893) | O | — |
| Total mezzanine equity ........................... | 32,893 | — | (32,893) | | — |
| Preferred stock ................................... | — | 4 | (4) | P | — |
| Common stock .................................... | — | 1 | (2) | P | 3 |
| Class A common stock .............................. | — | — | — | | — |
| Class B common stock ............................. | 1 | — | (1) | Q | — |

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| Additional paid-in capital | — | 58,823 | 32,893 | O | 54,953 |
| | | | 6,100 | B | |
| | | | 2,095 | H | |
| | | | 1 | Q | |
| | | | 2 | P | |
| | | | 5,300 | K | |
| | | | (29,871) | A | |
| | | | (1,701) | D | |
| | | | (18,689) | R | |
| Accumulated deficit | (18,689) | (57,170) | 18,689 | R | (46,192) |
| | | | (1,134) | D | |
| | | | (1,360) | E | |
| | | | (2,451) | F | |
| | | | 3,449 | G | |
| | | | 11,698 | M | |
| | | | 776 | N | |
| Total stockholders' equity | (18,688) | 1,658 | 25,793 | | 8,763 |
| Total liabilities, mezzanine equity & stockholders' equity | $ 33,534 | $ 13,411 | $(32,948) | | $ 13,997 |

# Unaudited Pro Forma Condensed Combined Statement of Operations
## For the Nine Months Ended September 30, 2022
*(in thousands, except share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined | |
|---|---|---|---|---|---|---|
| Revenue | $ — | $ 1,006 | $ — | | $ 1,006 | |
| Cost of revenue | — | 3,654 | — | | 3,654 | |
| **Gross margin** | — | (2,648) | — | | (2,648) | |
| Research and development expenses | — | 2,685 | — | | 2,685 | |
| Sales and marketing expenses | — | 605 | — | | 605 | |
| General and administrative expenses | — | 4,131 | — | | 4,131 | |
| Formation and operational costs | 1,462 | — | — | | 1,462 | |
| **Operating loss** | (1,462) | (10,069) | — | | (11,531) | |
| Interest income (expense), net | — | (38) | — | | (38) | |
| Change in fair value of warrant liabilities | 11,621 | — | — | | 11,621 | |
| Interest earned on marketable securities held in Trust Account | 1,573 | — | (1,573) | a | — | |
| **Income (loss) before income taxes** | 11,732 | (10,107) | (1,573) | | 52 | |
| Income tax expense | (279) | — | — | | (279) | |
| **Net income (loss)** | $11,453 | $(10,107) | $(1,573) | | $ (227) | |
| **Net income (loss) per share** | | | | | | |
| Basic earnings (loss) per share | | | | | $ (0.01) | b |
| Diluted earnings (loss) per share | | | | | $ (0.01) | c |
| **Weighted average shares outstanding** | | | | | | |
| Basic weighted-average common shares outstanding | | | | | 32,990,092 | |
| Diluted weighted-average common shares outstanding | | | | | 36,666,068 | |

# Unaudited Pro Forma Condensed Combined Statement of Operations
## For the Fiscal Year Ended December 31, 2021
*(in thousands, except share and per share amounts)*

| | Tailwind (Historical) | Legacy Nuburu (Historical) | Transaction Accounting Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|
| Revenue | $ — | $ 377 | $ — | | $ 377 |
| Cost of revenue | — | 1,766 | — | | 1,766 |
| **Gross profit** | — | **(1,389)** | **—** | | **(1,389)** |
| Research and development expenses | — | 2,463 | — | | 2,463 |
| Sales and marketing expenses | — | 1,648 | — | | 1,648 |
| General and administrative expenses | — | 3,885 | — | | 3,885 |
| Formation and operational costs | 5,572 | — | — | | 5,572 |
| **Operating loss** | **(5,572)** | **(9,385)** | **—** | | **(14,957)** |
| Interest income (expense), net | — | 1 | — | | 1 |
| Change in fair value of warrant liabilities | 23,241 | — | — | | 23,241 |
| Interest earned on marketable securities held in Trust Account | 120 | — | (120) | a | — |
| **Income (loss) before income taxes** | **23,361** | **(9,384)** | **(120)** | | **8,285** |
| Income tax expense | — | — | — | | — |
| **Net income (loss)** | **$17,789** | **$(9,384)** | **$(120)** | | **$ 8,285** |
| **Net income per share** | | | | | |
| Basic earnings per share | | | | | $ 0.25 b |
| Diluted earnings per share | | | | | $ 0.23 c |
| **Weighted average shares outstanding** | | | | | |
| Basic weighted-average common shares outstanding | | | | | 32,990,092 |
| Diluted weighted-average common shares outstanding | | | | | 36,666,068 |

**NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION**

**1. Basis of Presentation**

The pro forma adjustments have been prepared as if the Business Combination had been consummated on September 30, 2022 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2021, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations, and are inclusive of the Closing Date Redemptions.

The unaudited pro forma condensed combined financial information is prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Legacy Nuburu with the acquisition being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management's estimates based on information available as of the date of the Form 8-K and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

**2. Accounting Policies**

Since consummation of the Business Combination, management has commenced a comprehensive review of the two entities' accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Nuburu. Based on its initial analysis, management has not yet identified any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies.

**3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Financial Information**

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma basic and diluted per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Common Stock outstanding as of Closing, assuming the Business Combination and other related events occurred on January 1, 2021.

*Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022*

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 reflects the following adjustments (in thousands):

**A** – Reflects the liquidation and reclassification of $33.1 million of investments held in the trust account to cash and cash equivalents, which includes the $75,000 second extension payment made on January 9, 2023, net of redemption payments of $29.9 million, that became available for general corporate use of the Company at Closing.

**B** – Reflects the proceeds of $6.1 million from the issuance and sale of the Legacy Company Notes issued in December 2022 and January 2023.

**C** – Represents the cash disbursement for the estimated direct and incremental transaction costs of $6.4 million incurred prior to, or concurrent with the Closing by Tailwind and Legacy Nuburu, including the deferred financing costs and extension payments, in connection with the Transactions.

**D** – Represents the recognition against additional paid-in capital of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu. This adjustments converts $2.8 million in costs originally recognized in Legacy Nuburu's historical financial statements as a deferred transaction costs asset to additional paid-in capital as of the Closing.

**E** – Represents the addition of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical September 30, 2022 financial statements.

**F** – Represents the addition of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical September 30, 2022 financial statements.

**G** – Reflects the waiver of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

**H** – Reflects the waiver of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

**I** – Represents the settlement in cash of $2.6 million in Tailwind accounts payable and accrued expenses.

**J** – Represents the settlement in cash of $3.2 million in Legacy Nuburu accounts payable and accrued expenses.

**K** – Reflects the settlement of Legacy Company Notes issued as of September 30, 2022 and payable in Legacy Nuburu Common Stock.

**L** – Represents the settlement of the extension loan.

**M** – Reflects the waiver of Tailwind's $11.7 million deferred underwriting fee payable to Jefferies LLC.

**N** – Reflects the cancellation of Tailwind's 9,700,000 Private Placement Warrants held by Sponsor in connection with the Closing.

**O** – Reflects the reclassification of $32.9 million of Class A Common Stock subject to redemption to permanent equity.

**P** – Reflects the conversion of 40,392,723 shares of Legacy Nuburu Preferred Stock to Common Stock.

**Q** – Reflects the forfeiture of all 8,355,393 shares of the Sponsor's Class B Common Stock other than 1,150,000 shares of Common Stock (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) and 650,000 shares of Series A Preferred Stock.

**R** – Reflects the elimination of Tailwind's historical accumulated deficit with a corresponding adjustment to additional paid-in capital for Legacy Nuburu in connection with the reverse recapitalization at the Closing.

***Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2022 and for the Fiscal year Ended December 31, 2021***

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and for the fiscal year ended December 31, 2021 reflects the following adjustments:

***a*** – Represents the elimination of interest income earned on cash equivalents held in Tailwind's Trust Account during the period.

*b* – Basic net loss per share as a result of the pro forma adjustments.

*c* – Diluted net loss per share as a result of the pro forma adjustments.

## 4. Net Income per Share

As the Business Combination has been reflected as if it occurred on January 1, 2021 for purposes of the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021, the calculation of weighted average shares outstanding for pro forma basic and diluted net income per share assumes the shares issuable in connection with the Business Combination had been outstanding as of such date.

| In thousands, except share and per share amounts | For the Nine Months ended September 30, 2022 | For the Year ended December 31, 2021 |
|---|---|---|
| Pro forma net income | $ (227) | $ 8,285 |
| Weighted average shares outstanding – Basic | 32,990,092 | 32,990,092 |
| Weighted average shares outstanding – Diluted | 36,666,068 | 36,666,068 |
| Basic net income (loss) per share, Class A Common Stock | $ (0.01) | $ 0.25 |
| Diluted net income (loss) per share, Class A Common Stock | $ (0.01) | $ 0.23 |

The above calculation excludes the effects of dilutive preferred stock from the computation of diluted net loss per share as the effect would be to reduce the net income per share. Therefore, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of the combined entity is the same.

**Exhibit 99.3**

## EXECUTIVE COMPENSATION

*Capitalized terms used but not defined in this Exhibit 99.3 shall have the meanings ascribed to them in the Current Report on Form 8-K (the "Form 8-K") to which this exhibit is attached, and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the "SEC") on December 12, 2022 (the "Proxy Statement"). Unless the context otherwise requires, any reference in this section to "Nuburu," the "Company" "we," "us" or "our" refers to Legacy Nuburu prior to the Closing of the Business Combination and Nuburu following the Closing of the Business Combination.*

*This section discusses the material components of the executive compensation program for Nuburu's directors and named executive officers who are identified in the "Summary Compensation Table" below.*

In achieving its goals, Nuburu has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the company and align executive incentives with the long-term interests of our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.

This section provides an overview of our executive compensation programs.

We are considered an emerging growth company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, this section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the "*Summary Compensation Table*" below.

Historically, the Board, with input from our Chief Executive Officer, has determined the compensation for our named executive officers. For the year ended December 31, 2022, Nuburu's named executive officers, consisting of Nuburu's principal executive officer, principal financial and accounting officer, and the most highly compensated executive officer other than Nuburu's principal executive officer and principal financial officer, were:

- Dr. Mark Zediker, Chief Executive Officer, Co-Founder and director

- Brian Knaley, Chief Financial Officer

- Brian Faircloth, Chief Operating Officer

Dr. Zediker served as Chief Executive Officer of Nuburu during the entire fiscal year ending December 31, 2022. Mr. Knaley began serving as Nuburu's Chief Financial Officer beginning on February 21, 2022. Mr. Faircloth served as Chief Operating Officer of Nuburu during the entire fiscal year ending December 31, 2022.

**Summary Compensation Table**

The following table sets forth information concerning the compensation of Nuburu's named executive officers for each of the last two or fewer fiscal years during which such individuals were determined to be named executive officers.

| Name and Principal Position | Year | Salary ($) | Stock Awards ($)[1] | Option Awards ($)[2] | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Dr. Mark Zediker, Chief Executive Officer, | 2022 | 400,000 | — | — | — | 400,000 |
| Co-Founder and director ......... | 2021 | 400,000 | — | — | — | 400,000 |
| Brian Knaley, Chief Financial Officer(3) .................... | 2022 | 325,000 | — | 962,275 | — | 1,287,275 |
| Brian Faircloth, Chief Operating Officer(5) .................... | 2022 | 325,000 | 3,150,000 | — | — | 3,475,000 |

(1) The amounts in this column represent the aggregate grant-date fair value of awards of restricted stock units granted to the applicable named executive officer for the applicable year, computed in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 718. See "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates — Stock-Based Compensation and Common Stock Valuation*" on page 157 of the Proxy Statement for a discussion of the assumptions made by Nuburu in determining the grant-date fair value of Nuburu's restricted stock unit awards. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by Nuburu's named executive officers.

(2) The amounts in this column represent the aggregate grant-date fair value of stock options granted to the applicable named executive officer for the applicable year, computed in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 718. See "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates — Stock-Based Compensation and Common Stock Valuation*" on page 157 of the Proxy Statement for a discussion of the assumptions made by Nuburu in determining the grant-date fair value of Nuburu's stock options. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by Nuburu's named executive officers.

(3) Mr. Knaley has served as Nuburu's Chief Financial Officer since February 21, 2022.

(4) Mr. Faircloth has served as Nuburu's Chief Operating Officer since December 15, 2021.

**Outstanding Equity Awards at Fiscal Year End December 31, 2022**

The following table presents information regarding outstanding equity awards held by Nuburu's named executive officers as of December 31, 2022, after application of the Common Stock Exchange Ratio of 0.515.

| Name and Principal Position | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($)[3] | Option Expiration Date | Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4] |
|---|---|---|---|---|---|---|---|
| | | **Option Awards[1]** | | | | **Equity Incentive Plan Awards[2]** | |
| Dr. Mark Zediker ......... | 10/21/2020(5)(6) | 582,718 | 416,228 | $1.36 | 10/20/2030 | — | — |
| Brian Knaley ............ | 03/17/2022(7) | 0 | 345,314 | $6.12 | 03/16/2032 | — | — |
| Brian Faircloth ........... | 01/07/2022(8) | — | — | — | — | 515,394 | $5,153,940 |

(1) All stock options were granted pursuant to the Nuburu, Inc. 2015 Equity Incentive Plan.

(2) The restricted stock unit award was granted pursuant to the Nuburu, Inc. 2015 Equity Incentive Plan.

(3) This column represents the exercise price per share of the stock option on the date of the grant, as adjusted by the Common Stock Exchange Ratio.

(4) The market value is based on the fair market value of a share of Legacy Nuburu Common Stock on December 31, 2022 of $5.15 per share, multiplied by the 1,000,000 shares of Legacy Nuburu Common Stock subject to the restricted stock unit award.

(5) 1/4th of the total shares vested on August 1, 2021, and 1/48th vested or will vest each month thereafter on the same day of the month, subject to the holder's continuous service through each vesting date.

(6) This option is subject to certain acceleration benefits pursuant to the named executive officer's employment agreement, as described below under "— *Executive Officer Employment Agreements*".

(7) 1/4th of the total shares will vest on February 1, 2023, and 1/48th will vest each month thereafter on the same day of the month, subject to the holder remaining employed as Nuburu's Chief Financial Officer through the applicable vesting date.

(8) The restricted stock units subject to the award vest upon satisfaction of both a service-based requirement and a liquidity event requirement. 1/4th of the total restricted stock units subject to the award will satisfy the service-based requirement on the first trading day on or after February 15, 2023, and thereafter, 1/16th of the restricted stock units will satisfy the service-based requirement on each subsequent quarterly vesting date (consisting of February 15, May 15, August 15, and November 15 of a given year), subject to the holder's continuous service through such date. 100% of the restricted stock units subject to the award satisfied the liquidity event requirement on the completion of the Business Combination and the holder's continued service through the date of such completion.

**Executive Officer Employment Agreements**

The following provides an overview summary of employment or service agreements with Nuburu's named executive officers for the year ended December 31, 2022.

*Dr. Mark Zediker*

Nuburu entered into an amended and restated employment agreement with Dr. Mark Zediker, Nuburu's Chief Executive Officer, Co-Founder and director, effective as of December 3, 2022. Dr. Zediker's annual rate of base salary is $400,000, and he is eligible for incentive compensation as determined by the Board.

Dr. Zediker's amended and restated employment agreement provides that, in the event of a "change in control" (as defined in Dr. Zediker's amended and restated employment agreement), subject to Dr. Zediker remaining an employee of Nuburu through such change in control, all remaining unvested shares of Common Stock subject to Dr. Zediker's outstanding options or other compensatory equity awards will accelerate vesting in full immediately prior to the completion of such change in control. The Closing did not constitute a change in control under Dr. Zediker's amended and restated employment agreement.

The term of employment for Dr. Zediker under his amended and restated employment agreement is through July 31, 2025. If Nuburu terminates Dr. Zediker's employment without "cause" or Dr. Zediker terminates his employment for "good reason" (each as defined in Dr. Zediker's amended and restated employment agreement), then Dr. Zediker will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, until the earlier of July 31, 2025, or 24 months following such termination. If Dr. Zediker's employment terminates due to his death, Dr. Zediker's surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 12 months of Dr. Zediker's base salary at the rate then in effect. If Nuburu terminates Dr. Zediker's employment due to his "disability" (as defined in Dr. Zediker's amended and restated employment agreement), then Dr. Zediker will be entitled to severance pay with an aggregate value equal to 12 months of Dr. Zediker's base salary at the rate then in effect, payable in equal monthly installments through the earlier of July 31, 2025, or 24 months following such termination.

Dr. Zediker's amended employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations ranging up to a period ending on the later of July 31, 2025 and 24 months following his termination (with the applicable period depending on the circumstances of the termination of his employment) or for 12 months following his termination upon the expiration of the term of the employment agreement. Dr. Zediker's amended employment agreement further provides for certain mutual non-disparagement obligations with respect to both Dr. Zediker and Nuburu.

*Brian Knaley*

Nuburu entered into an employment agreement with Brian Knaley, Nuburu's Chief Financial Officer, effective as of December 2, 2022. Mr. Knaley's annual rate of base salary is $325,000, and he is eligible for an annual cash incentive bonus of up to 25% of his annual base salary. He also earned an incentive bonus of $50,000 upon the completion of the Business Combination.

The term of employment for Mr. Knaley under his employment agreement is through October 31, 2025. If Nuburu terminates Mr. Knaley's employment without "cause" or Mr. Knaley terminates his employment for "good reason" (each as defined in Mr. Knaley's employment agreement), and Mr. Knaley executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Knaley will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, for 12 months following his termination. If Mr. Knaley's employment terminates due to his death, Mr. Knaley's surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 6 months of Mr. Knaley's base salary at the rate then in effect. If Nuburu terminates Mr. Knaley's employment due to his "disability" (as defined in Mr. Knaley's employment agreement), and Mr. Knaley executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Knaley will be entitled to severance pay with an aggregate value equal to 6 months of Mr. Knaley's base salary at the rate then in effect, payable in equal monthly installments for 12 months following such termination.

Mr. Knaley's employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations for 12 months following his termination, provided that Mr. Knaley will not be subject to any non-competition obligations following his termination upon the expiration of the term of the employment agreement. Mr. Knaley's employment agreement further provides for certain mutual non-disparagement obligations with respect to both Mr. Knaley and Nuburu.

*Brian Faircloth*

Nuburu entered into an amended and restated employment agreement with Brian Faircloth, Nuburu's Chief Operating Officer, effective as of December 2, 2022. Mr. Faircloth's annual rate of base salary is $325,000, and he is eligible for incentive compensation as determined by the Board.

The term of employment for Mr. Faircloth under his amended and restated employment agreement is through October 31, 2025. If Nuburu terminates Mr. Faircloth's employment without "cause" or Mr. Faircloth terminates his employment for "good reason" (each as defined in Mr. Faircloth's amended and restated employment agreement), and Mr. Faircloth executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Faircloth will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, for 12 months following his termination. If Mr. Faircloth's employment terminates due to his death, Mr. Faircloth's surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 6 months of Mr. Faircloth's base salary at the rate then in effect. If Nuburu terminates Mr. Faircloth's employment due to his "disability" (as defined in Mr. Faircloth's amended and restated employment agreement), and Mr. Faircloth executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Faircloth will be entitled to severance pay with an aggregate value equal to 6 months of Mr. Faircloth's base salary at the rate then in effect, payable in equal monthly installments for 12 months following such termination.

Mr. Faircloth's employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations for 12 months following his termination, provided that Mr. Faircloth will not be subject to any non-competition obligations following his termination upon the expiration of the term of the employment agreement. Mr. Faircloth's employment agreement further provides for certain mutual non-disparagement obligations with respect to both Mr. Faircloth and Nuburu.

**Employee Benefit and Stock Plans**

***Nuburu, Inc. 2015 Equity Incentive Plan***

The Nuburu, Inc. 2015 Equity Incentive Plan (the "Nuburu 2015 Plan") was adopted in 2015 and amended from time to time thereafter. The Nuburu 2015 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Nuburu's employees and any employees of any parent or subsidiary of Nuburu, and nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to Nuburu's employees, consultants and directors and the employees, consultants and directors of any parent or subsidiary of Nuburu (each, an "award" and the recipient of such award, a "participant"). The Nuburu 2015 Plan was terminated as of immediately prior to the effective time of the Business Combination, and no additional awards will be granted under the Nuburu 2015 Plan. However, the Nuburu 2015 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the Nuburu 2015 Plan.

*Plan Administration*

The Nuburu 2015 Plan is administered by the Board or one or more of its committees. Under the Nuburu 2015 Plan, prior to the Nuburu 2015 Plan's termination, the administrator had the authority and discretion to select which Nuburu service providers would receive awards, and to determine the terms and conditions that applied to the awards granted (including, without limitation, the number of shares of Common Stock that the recipients would be entitled to receive or purchase, any vesting acceleration or waiver of forfeiture restrictions), which terms could vary from award to award based on such factors as the administrator determined. The administrator also may authorize, generally or in specific cases, any adjustment in the exercise price, vesting schedule, term, or number of shares subject to any award by cancelling such outstanding award and subsequently regranting the award, by amendment or through an exchange program. The administrator also has the authority to determine the fair market value of a share of Common Stock for purposes of the Nuburu 2015 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the Nuburu 2015 Plan and individual award agreements and generally to take any other actions that are contemplated by the Nuburu 2015 Plan or necessary or advisable in the administration of the Nuburu 2015 Plan and individual award agreements. Any decision made or action taken by the administrator or in connection with the administration of the Nuburu 2015 Plan will be final and binding on all persons.

*Stock Options*

Stock options have been granted under the Nuburu 2015 Plan. Stock options were permitted to be granted as incentive stock options or nonstatutory stock options. The exercise price of such options must equal at least the fair market value of Common Stock on the date of grant. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of Nuburu's stock, or of certain of Nuburu's affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of Common Stock on the date of grant. The administrator determines the methods of payment of the exercise price of an option. Subject to the provisions of the Nuburu 2015 Plan, the administrator determines the remaining terms of options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the Nuburu 2015 Plan, or, if longer, his or her award agreement. However, in no event may an option be exercised later than the expiration of its term.

*Restricted Stock Units*

Restricted stock units have been granted under the Nuburu 2015 Plan. The administrator determined the terms and conditions of any awards of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to Nuburu, and the form and timing of payment. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will revert to Nuburu. Specific terms are set forth in specific award agreements.

*Non-Transferability of Awards*

Unless determined otherwise by the administrator, awards under the Nuburu 2015 Plan generally are not transferable except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the participant only by the participant.

*Certain Adjustments*

In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of Nuburu, or other change in the corporate structure of Nuburu affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Nuburu 2015 Plan, will adjust the number and class of shares of stock that may be delivered under the Nuburu 2015 Plan and/or the number, class, and price of shares of stock covered by each outstanding award.

*Dissolution or Liquidation*

In the event of the proposed dissolution or liquidation of Nuburu, the Board will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

*Merger or Change in Control*

In the event of a merger of Nuburu with or into another entity or a "change in control" (as defined in the Nuburu 2015 Plan), each outstanding award under the Nuburu 2015 Plan will be treated as the administrator determines, subject to the following paragraph, without a participant's consent, including, without limitation, that the administrator may determine (i) a participant's awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, the participant's awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by the administrator without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

*Amendment; Termination*

The Board may at any time amend, alter, suspend or terminate the Nuburu 2015 Plan, provided such action does not impair the existing rights of any participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, the Nuburu 2015 Plan was terminated as of immediately prior to the effective time of the Business Combination, and Nuburu will not grant any additional awards under the Nuburu 2015 Plan.

**Nuburu, Inc. 2022 Equity Incentive Plan**

The following paragraphs provide a summary of the principal features of the 2022 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan, which is filed as Exhibit 10.20 to the Form 8-K and incorporated herein by reference.

*Purposes of the 2022 Plan*

The purposes of the 2022 Plan are to attract and retain the best available personnel for positions of substantial responsibility with Nuburu or any parent or subsidiary of Nuburu; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of Nuburu's business. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2022 Plan may determine.

*Eligibility*

The 2022 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to Nuburu's employees and any of its parent and subsidiary corporations' employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to employees, directors and consultants of Nuburu and employees and consultants of any of its parents or subsidiaries.

*Shares Available for Issuance; Adjustments*

Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, a total of 4,153,801 shares of Common Stock are reserved for issuance pursuant to the 2022 Plan. In addition, the shares reserved for issuance under the 2022 Plan will include any shares of Common Stock subject to awards of stock options or other awards that were assumed in the Business Combination that, on or after the effective date of the Business Combination, were or will be cancelled, expire or otherwise terminate without having been exercised in full, were or will be tendered to or withheld by Nuburu for payment of an exercise price or for tax withholding obligations, or were or will be forfeited to or repurchased by Nuburu due to failure to vest (provided that the maximum number of shares of Common Stock that may be added to the 2022 Plan pursuant to this sentence is 3,758,243 shares). The number of shares available for issuance under the 2022 Plan also will include an annual increase, or the evergreen feature, on the first day of the third fiscal quarter, beginning with Nuburu's fiscal year 2023, equal to the least of:

1. 7,269,151 shares of Common Stock;

2. a number of shares equal to 5% of the outstanding shares of all classes of Common Stock as of the last day of the immediately preceding second fiscal quarter; or

3. such number of shares as the Board or its designated committee may determine no later than the last day of Nuburu's immediately preceding second fiscal quarter.

Shares issuable under the 2022 Plan may be authorized, but unissued, or reacquired shares of Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2022 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; however, if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares otherwise issuable under an award that are used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2022 Plan) will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of Nuburu, or other change in the corporate structure of Nuburu affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the 2022 Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2022 Plan, will adjust the number and class of shares that may be delivered under the 2022 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2022 Plan.

*Plan Administration*

The Board or one or more committees appointed by the Board have authority to administer the 2022 Plan. The compensation committee of the board of directors currently administers the 2022 Plan.

In addition, to the extent it is desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2022 Plan, the administrator has the power to administer the 2022 Plan and make all determinations deemed necessary or advisable for administering the 2022 Plan, including but not limited to, the power to determine the fair market value of Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2022 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2022 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2022 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2022 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2022 Plan is increased or reduced. The administrator's decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

*Types of Awards*

The 2022 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units and performance awards. A brief description of each award type follows.

*Stock Options*

Stock options may be granted under the 2022 Plan. The per share exercise price of options granted under the 2022 Plan generally must be equal to at least 100% of the fair market value of a share of Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of Nuburu's (or any of its parent's or subsidiary's) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.

*Stock Appreciation Rights*

Stock appreciation rights may be granted under the 2022 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Common Stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.

*Restricted Stock*

Restricted stock may be granted under the 2022 Plan. Restricted stock awards are grants of shares of Common Stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2022 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

*Restricted Stock Units*

Restricted stock units may be granted under the 2022 Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of Common Stock. Subject to the provisions of the 2022 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

*Performance Awards*

Performance awards may be granted under the 2022 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2022 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

*Non-Employee Directors Limitations*

All outside (non-employee) directors are eligible to receive all types of awards (except for incentive stock options) under the 2022 Plan. The 2022 Plan provides that in any given fiscal year of Nuburu, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $750,000, provided that, in Nuburu's fiscal year of the individual's initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2022 Plan in the future.

*Non-Transferability of Awards*

Unless the administrator provides otherwise, the 2022 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

*Dissolution or Liquidation*

If there is a proposed liquidation or dissolution of Nuburu, the administrator will notify participants at such time before the effective date of such event as the administrator determines, and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

*Merger or Change in Control*

The 2022 Plan provides that in the event of Nuburu's merger with or into another corporation or a change in control, as defined in the 2022 Plan, each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph), without a participant's consent. The administrator may, without limitation, provide that awards granted under the 2022 Plan will be (i) assumed, or substantially equivalent awards substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the participant, terminated upon or immediately prior to the merger or change in control, (iii) made vested and exercisable or payable and, to the extent the administrator determines, terminated upon or immediately prior to the merger or change in control, (iv) terminated in exchange for cash, other property or other consideration, or any combination of the above (provided, for the avoidance of doubt, that if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated without payment), or replaced with such other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria

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applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. In addition, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator, if an option or stock appreciation right (or a portion of such award) is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

*Forfeiture and Clawback*

Awards under the 2022 Plan are subject to any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant's rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to Nuburu or reimburse Nuburu for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of Nuburu as described in the first sentence of this paragraph or with applicable laws.

*Amendment or Termination*

The 2022 Plan became effective immediately prior to the completion of the Business Combination and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after December 4, 2032, which is the ten-year anniversary of the adoption of the 2022 Plan by the Board, and the evergreen feature of the 2022 Plan will also terminate on December 4, 2032, which is the ten-year anniversary of the adoption of the 2022 Plan by the Board. In addition, the administrator has the authority to amend, suspend, or terminate the 2022 Plan or any part of the 2022 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

*Registration with the SEC*

Nuburu intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2022 Plan as soon as reasonably practicable after Nuburu becomes eligible to use such form.

**Employee Stock Purchase Plan**

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by the full text of the ESPP, which is filed as Exhibit 10.21 to the Form 8-K and incorporated herein by reference.

*Purpose*

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP permits the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP will authorize the grant of purchase rights that do not qualify under Section 423 of the Code pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

*Shares Available for Issuance; Adjustments*

Subject to adjustment upon certain changes in Nuburu's capitalization as described in the ESPP, the maximum number of shares of Common Stock that will be available for issuance under the ESPP is 415,380 shares of Common Stock, plus any annual increase as described in the following sentence. The number of shares of Common Stock available for issuance under the ESPP will be increased annually on the first day of the third fiscal quarter beginning with Nuburu's fiscal year 2023 in an amount equal to the least of (a) 1,453,830 shares of Common Stock, (b) a number of shares of Common Stock equal to 1% of the outstanding shares of all classes of Common Stock on the last day of the immediately preceding second fiscal quarter of Nuburu, or (c) a number of shares of Common Stock determined by the administrator no later than the last day of Nuburu's immediately preceding second fiscal quarter. Shares issuable under the ESPP may be authorized, but unissued, or reacquired shares of Common Stock.

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of Common Stock.

The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of Common Stock or other securities of Nuburu or other change in Nuburu's corporate structure affecting Common Stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and/or the purchase price per share and number and class of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.

*Administration*

The Board or a committee appointed by the Board has authority to administer the ESPP. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate any subsidiaries of Nuburu as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the subscription agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator's findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

*Eligibility*

Generally, any of our employees are eligible to participate in our ESPP if they are customarily employed by Nuburu or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine (for each offering under the 423 Component, as defined below, on a uniform and nondiscriminatory basis or as otherwise permitted by applicable Treasury Regulations) that the definition of eligible employee will or will not include an individual if he or she: (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee's last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Section 414(q) of the Code or (e) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act. In addition, an employee may not be granted an option to purchase stock under our ESPP if the employee (a) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of Nuburu or any parent or subsidiary of Nuburu; or (b) holds rights to purchase stock under all of Nuburu's employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock determined at the time such option is granted, for each calendar year during which his or her right to purchase shares is outstanding at any time. As of September 30, 2022, Nuburu and its subsidiaries had 36 full-time employees.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Common Stock. Participation ends automatically upon termination of employment with Nuburu (or its participating subsidiaries).

*Offering Periods and Purchase Periods*

The ESPP includes a component, or the "423 Component," that is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and a component that does not comply with Section 423 of the Code, or the "Non-423 Component." The Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the administrator. For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.

The ESPP provides for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of Common Stock on a purchase date is less than the fair market value of a share of Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.

*Contributions*

The ESPP permits participants to purchase shares of Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings but excludes payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses, and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.

*Exercise of Purchase Right*

Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (a) the fair market value of a share of Common Stock on the first trading day of the offering period or (b) the fair market value of a share of Common Stock on the exercise date. A participant will be permitted to purchase a maximum of 1,000 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of Common Stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

*Termination of Participation*

Participation in the ESPP generally will terminate when a participating employee's employment with Nuburu or a participating subsidiary ceases for any reason, the employee withdraws from the ESPP or Nuburu terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

*Non-Transferability*

A participant will not be permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.

*Dissolution or Liquidation*

In the event of Nuburu's proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

*Merger or Change in Control*

In the event of a merger or change in control of Nuburu, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

*Amendment or Termination*

The ESPP became effective immediately prior to the completion of the Business Combination and will continue in effect for 20 years unless the administrator terminates it earlier. The administrator has the authority to modify, amend, suspend or terminate the ESPP at any time. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or upon the next exercise date, or may elect to permit offering periods to expire in accordance with their terms. If the offering periods are terminated prior to expiration, all amounts then credited to participants' accounts that have not been used to purchase shares will be returned to the participants.

*Registration with the SEC*

Nuburu intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after Nuburu becomes eligible to use such form.

## Nuburu 401(k) Plan

Nuburu maintains a 401(k) retirement savings plan, for the benefit of its employees, including its named executive officers, who satisfy certain eligibility requirements. Nuburu's 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under Nuburu's 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant's deferral contributions into the 401(k) plan are 100% vested when contributed. Nuburu does not currently provide any employer contributions under the 401(k) plan.

The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions generally are not taxable when distributed from the 401(k) plan.

## Executive Incentive Compensation Plan

Nuburu sponsors the Executive Incentive Compensation Plan, or Incentive Compensation Plan. Our Incentive Compensation Plan is administered by our Board or a committee appointed by the Board. Our Incentive Compensation Plan allows the administrator to provide cash incentive awards to employees selected by the administrator, including our named executive officers, based upon performance goals established by the administrator. Pursuant to the Incentive Compensation Plan, the administrator, in its sole discretion, establishes a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Incentive Compensation Plan, the administrator determines the performance goals applicable to any award, which goals may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our compensation committee of the Board administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant's actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant's target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under the Company's then-current equity compensation plan, which equity award may have such terms and conditions, as the administrator determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan. The administrator has the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not materially alter or materially impair the existing rights of any participant with respect to any earned awards.

The foregoing is a summary of the principal features of the Incentive Compensation Plan and its operation. This summary does not contain all of the terms and conditions of the Incentive Compensation Plan and is qualified in its entirety by the full text of the Incentive Compensation Plan, which is filed as Exhibit 10.22 to the Form 8-K and incorporated herein by reference.

**Director Compensation**

The following table sets forth information regarding the compensation earned for service during the year ended December 31, 2022, by non-employee directors. The compensation of Dr. Zediker as a named executive officer is set forth above under " —*Summary Compensation Table.*"

**Director Compensation for Fiscal Year Ended December 31, 2022**

| Name and Principal Position | Option Awards ($)[1] | Total ($) |
|---|---|---|
| Ron Nicol[2] | 1,423,518 | 1,423,518 |
| Dr. Ake Almgren | — | — |
| Daniel Hirsch | — | — |
| Kristi Hummel | — | — |
| Lily Yan Hughes | — | — |
| Elizabeth Mora | — | — |

(1) The amount in this column represents the aggregate grant-date fair value of stock options granted to the applicable non-employee director for the applicable year, computed in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 718. See "*Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates — Stock-Based Compensation and Common Stock Valuation*" on page 157 of the Proxy Statement for a discussion of the assumptions made by Nuburu in determining the grant-date fair value of Nuburu's stock options. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the non-employee director.

(2) As of December 31, 2022, Mr. Nicol held outstanding options to purchase 1,000,000 shares.

In November 2022, Nuburu entered into letter agreements with each of Ron Nicol, Dr. Ake Almgren, Daniel Hirsch, Kristi Hummel, Lily Yan Hughes and Elizabeth Mora, each of whom serves on the Board as a non-employee director. Pursuant to the non-employee director letter agreements, each such non-employee director is entitled to a fee of $50,000 per annum (or $100,000 per annum in the case of Elizabeth Mora, who serves as the chair of the audit committee of the Board), payable quarterly in arrears (on a prorated basis, as applicable, with respect to board services rendered during the applicable quarter), as well as reimbursement of reasonable travel and other business expenses incurred in the performance of the non-employee director's duties to Nuburu. Additionally, pursuant to the non-employee director letter agreements, following the effectiveness of a Registration Statement on Form S-8 registering shares of Common Stock to be issued pursuant to the 2022 Plan, each such non-employee director is expected to be granted a one-time award of restricted stock units covering 25,000 shares of Common Stock, scheduled to vest on a quarterly basis in equal installments over a two-year period commencing at Closing, subject to the non-employee director's continued status as a service provider through the applicable vesting dates and such other terms and conditions as set forth in the 2022 Plan and the applicable award agreement thereunder. The foregoing description of the letter agreements is qualified in its entirety by the full text of the letter agreements, a form of which is attached as Exhibit 10.26 to the Form 8-K and incorporated herein by reference.

Nuburu may further revise its executive and director compensation program from time to time to better align compensation with Nuburu's business objectives and the creation of stockholder value, while enabling Nuburu to attract, retain, incentivize and reward individuals who contribute to the long-term success of Nuburu. Decisions on the executive compensation program will be made by the compensation committee.

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## Corporate Information

**Independent Registered Accounting Firm**

WithumSmith+Brown, PC

**Stock Information**

Nuburu, Inc. is listed on the NYSE American under the symbol "BURU".

**Investor Relations**

You can reach Nuburu, Inc. Investor Relations at ir@nuburu.net and visit our Investor Relations website at https://ir.nuburu.net/.

**Transfer Agent**

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004-1561
www.continentalstock.com

**Financial Information and SEC Filings**

Additional information about Nuburu, Inc., including additional copies of our Annual Report on Form 10-K and other financial information can be found at https://ir.nuburu.net/.

**Annual Meeting**

The 2023 annual meeting of stockholders of Nuburu, Inc. will be held virtually via live audio webcast on June 16, 2023 at 9:00 a.m. Mountain Time.

**Corporate Headquarters**

Nuburu, Inc.
7442 S Tucson Way, Suite 130
Centennial, CO 80112



**Board of Directors**

Dr. Mark Zediker | CEO and Co-Founder, Nuburu, Inc.

Ron Nicol | Senior Advisor, Boston Consulting Group

Dr. Ake Almgren | Chief Executive Officer, Orkas, Inc.

Daniel Hirsch | Executive in Residence, Anzu Partners

Lily Yan Hughes| Assistant Dean, Syracuse University College of Law

Kristi Hummel | Chief Talent Officer, United Health Group

Elizabeth Mora | Former Chief Administrative Officer, Charles Stark Draper Laboratory, Inc.

**Executive Officers and Senior Management**

Dr. Mark Zediker | CEO and Co-Founder

Brian Faircloth | Chief Operating Officer

Brian Knaley | Chief Financial Officer

Matthew Philpott | Chief Marketing and Sales Officer